Form 10-K405, Exhibit 13
period 1995-12-31
GREAT NORTHERN IRON ORE PROPERTIES
filed 1996-03-08
CIK 43410

GREAT NORTHERN IRON
                                ORE PROPERTIES



                                 EIGHTY-NINTH
                        ANNUAL REPORT OF THE TRUSTEES
                            TO CERTIFICATE HOLDERS



                                     FOR
                         YEAR ENDED DECEMBER 31, 1995


                      GREAT NORTHERN IRON ORE PROPERTIES
                     W-1290 First National Bank Building
                             332 Minnesota Street
                       Saint Paul, Minnesota 55101-1361
                                (612) 224-2385
                              Fax (612) 224-2387
TRUSTEES

HARRY L. HOLTZ
 President of the Trustees

*JOSEPH S. MICALLEF
 Consultant and Director
 Fiduciary Counselling, Inc.

*ROGER W. STAEHLE
 Adjunct Professor
 University of Minnesota

*ROBERT A. STEIN
 Executive Director
 American Bar Association

OFFICERS

HARRY L. HOLTZ
 Chief Executive Officer

THOMAS A. JANOCHOSKI
 Vice President and Secretary
 Chief Financial Officer

ROGER P. JOHNSON
 Manager of Mines
 Chief Engineer
                               *Audit Committee


              SHAREHOLDER RELATIONS DEPARTMENT, TRANSFER OFFICE
                                AND REGISTRAR


                         Norwest Bank Minnesota, N.A.
                          Stock Transfer Department
                          161 North Concord Exchange
                                 P.O. Box 738
                    South Saint Paul, Minnesota 55075-0738

                          Toll-free: 1-800-468-9716

                           MESABI IRON RANGE OFFICE
                            801 East Howard Street
                        Hibbing, Minnesota 55746-0429
                                (218) 262-3886
                              Fax (218) 262-4295

                      GREAT NORTHERN IRON ORE PROPERTIES
                            SUMMARY OF OPERATIONS

                                                                  YEAR ENDED DECEMBER 31
                                          1995             1994             1993             1992              1991
Shipments from our mines (tons)         5,997,347        4,209,551        4,140,260        5,721,426        6,026,950
Royalty income                        $ 9,160,966      $ 7,113,730      $ 6,467,389      $ 9,295,830      $ 9,921,858
Other income                              495,338          460,891          398,810          530,143          709,181
Net income                              8,149,287        6,203,645        5,485,051        8,380,697        9,102,273
Total assets                           16,335,426       15,304,722       14,489,943       15,373,081       15,936,814
Average shares outstanding              1,500,000        1,500,000        1,500,000        1,500,000        1,500,000
Net income per share, based on
  average shares outstanding
  during year                         $      5.43      $      4.14      $      3.66      $      5.59      $      6.07
Declared distributions per share      $      5.00(1)   $      4.00(2)   $      3.65(3)   $      5.75(4)   $      5.90(5)

(1) $1.15 pd 4/28/95; $1.15 pd 7/31/95; $1.30 pd 10/31/95; $1.40 pd 1/31/96

(2) $.80 pd 4/29/94; $.90 pd 7/29/94; $1.15 pd 10/31/94; $1.15 pd 1/31/95

(3) $1.10 pd 4/30/93; $1.10 pd 7/30/93; $.70 pd 10/29/93; $.75 pd 1/31/94

(4) $1.55 pd 4/30/92; $1.45 pd 7/31/92; $1.40 pd 10/30/92; $1.35 pd 1/29/93

(5) $1.45 pd 4/30/91; $1.45 pd 7/31/91; $1.45 pd 10/31/91; $1.55 pd 1/31/92

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations: "Royalty income" for 1995 was greater than that of 1994 primarily due to overall improved taconite production, reflective of the relatively strong demand experienced in the taconite industry during the year. Similarly, "Royalty income" for 1994 was greater than that of 1993 primarily due to overall improved taconite production, which was in part due to improved demand for steel and the August 1994 reopening of the National Steel Pellet Company taconite plant, one of our primary lessees. "Other income" for 1995 exceeded that of 1994 due mainly to increased interest income resulting from improved yields on funds available for investment. "Other income" for 1994 exceeded that of 1993 due mainly to increased interest income resulting from a higher return on a greater amount of funds available for investment. Please refer to Note A of the Financial Statements which provides general information about Great Northern Iron Ore Properties.

Liquidity: In the interest of preservation of principal of Court-approved reserves and guided by the restrictive provisions of Section 646 of the Tax Reform Act of 1986, as amended, monies are invested primarily in U.S. government securities with maturity dates not to exceed three years and, along with cash flows from operations, are deemed adequate to meet currently foreseeable liquidity needs.

To Certificate Holders:

The Trustees of Great Northern Iron Ore Properties (Trust) own fee title to certain mineral and non-mineral lands situated on the Mesabi Iron Range of Minnesota. Many of these properties are leased to companies that mine the ores. The Trust has no subsidiaries.

During 1995, the major source of income to the Trust was royalty derived from taconite production and minimum royalties. Accumulated advance royalties received and taken into income on ore not yet mined amounted to $600,027 on December 31, 1995. These advance royalties collected involve no liabilities on the part of the Trust except to permit the mining of the ore from leases on which the advance royalties have been paid.

Strong taconite production throughout the year resulted in 1995 being a very good year for the Trust, significantly exceeding last year's earnings. All of the Trust's primary lessees operated at or near capacity during the year. A Summary of Shipments is tabulated on the last page of this report.

The Trustees declared four quarterly distributions in 1995 totaling $5.00 per share. The first, in the amount of $1.15 per share, was paid on April 28, 1995, to certificate holders of record on March 31, 1995; the second, in the amount of $1.15 per share, was paid on July 31, 1995, to certificate holders of record on June 30, 1995; the third, in the amount of $1.30 per share, was paid on October 31, 1995, to certificate holders of record on September 29, 1995; and the fourth, in the amount of $1.40 per share, was paid on January 31, 1996, to certificate holders of record on December 29, 1995. Earnings exceeded distributions in 1995 due mainly to significant nondistributable surface land purchases required during the year. See Notes C and D.

The Trustees declared four quarterly distributions in 1994 totaling $4.00 per share. The first, in the amount of $.80 per share, was paid on April 29, 1994, to certificate holders of record on March 31, 1994; the second, in the amount of $.90 per share, was paid on July 29, 1994, to certificate holders of record on June 30, 1994; the third, in the amount of $1.15 per share, was paid on October 31, 1994, to certificate holders of record on September 30, 1994; and the fourth, in the amount of $1.15 per share, was paid on January 31, 1995, to certificate holders of record on December 30, 1994.

The Trustees intend to continue quarterly distributions and set the record date as of the last business day of each quarter. The next distribution will be paid in late April 1996 to certificate holders of record on March 29, 1996.

Shares of beneficial interest in the Trust are traded on the New York Stock Exchange under the ticker symbol "GNI." There were 2,974 certificate holders of record on December 29, 1995. The high and low prices for the quarterly periods commencing January 1, 1994 through December 31, 1995, were as follows:


                  1995                 1994
QUARTER      HIGH     LOW         HIGH     LOW

First      $45 1/2  $41 1/2     $43 1/4   $36 5/8
Second      44 1/2   39 7/8      42 7/8    35
Third       49 1/4   42 1/4      50        37
Fourth      48 1/2   44 1/2      47 3/4    40


The following is a summary of quarterly results of operations for the years ended December 31, 1995 and 1994 (in thousands of dollars, except per share amounts), which were not audited on a quarterly basis, but the years 1995 and 1994, which included the quarterly results, were audited:

                                           QUARTER ENDED
                            MARCH 31    JUNE 30    SEPT. 30    DEC. 31

  1995
  Royalty income             $1,935      $2,264     $2,647      $2,315
  Interest and other
   income                       132         111        122         130
  Gross income                2,067       2,375      2,769       2,445
  Expenses                      384         384        362         377
  Net income                 $1,683      $1,991     $2,407      $2,068
  Net income per share        $1.12       $1.33      $1.60       $1.38

  1994
  Royalty income             $1,307      $2,048     $1,801      $1,958
  Interest and other
   income                       123         101        113         124
  Gross income                1,430       2,149      1,914       2,082
  Expenses                      366         332        322         351
  Net income                 $1,064      $1,817     $1,592      $1,731
  Net income per share         $.71       $1.21      $1.06       $1.16


In a press release dated April 7, 1995, we informed the public of the death of Louis W. Hill, Jr. on April 6, 1995. By the terms of the Great Northern Iron Ore Properties' Trust Agreement created December 7, 1906, the Trust shall continue for twenty (20) years after the death of the last surviving of eighteen named in the Trust Agreement. Louis W. Hill, Jr. was the last survivor of the eighteen named in the Trust Agreement. According to the terms of the Trust, the Trust now terminates twenty (20) years from April 6, 1995. At that time, all monies remaining in the hands of the Trustees (after paying and providing for all expenses and obligations of the Trust) shall be distributed ratably among the certificate holders, while all property other than monies shall be conveyed and transferred to the reversioner.

Louis W. Hill, Jr. served with distinction as a Trustee from 1934 to 1981. He would have been 93 years old on May 19, 1995.

As previously reported, Section 646 of the Tax Reform Act of 1986, as amended, provided a special elective provision under which the Trust was allowed to convert from taxation as a corporation to taxation as a grantor trust. Pursuant to an order of the Ramsey County District Court, the Trustees filed the Section 646 election with the Internal Revenue Service on December 30, 1988. For years 1989 and thereafter, certificate holders are taxed on their allocable share of the Trust's income whether or not the income is distributed.

A Tax Return Guide was mailed in January 1996 to all "record date" certificate holders shown on our stock transfer agent's records during 1995. This Guide was intended to assist the investor in addressing many of the issues that arise in reporting the Trust operations for federal and state income tax purposes due to Section 646. If you were a certificate holder in 1995 and want a Tax Return Guide, please call (612) 224-2385.

We will, upon request, be happy to furnish certificate holders an Annual Report on Form 10-K for any recent year.


                         Respectfully submitted,


                      Harry L. Holtz       Joseph S. Micallef
                      Roger W. Staehle     Robert A. Stein


Saint Paul, Minnesota
March 8, 1996

                      GREAT NORTHERN IRON ORE PROPERTIES
                             STATEMENTS OF INCOME

                                          YEAR ENDED DECEMBER 31
                                     1995          1994          1993

  INCOME
  Royalties                       $9,160,966    $7,113,730    $6,467,389
  Interest earned                    455,939       383,967       354,489
  Rent and other                      39,399        76,924        44,321
                                   9,656,304     7,574,621     6,866,199
  EXPENSES
  Royalties                            4,623         4,623         4,623
  Real estate and payroll taxes      135,363       127,482       122,573
  Inspection and care of
   property                          387,140       355,043       341,223
  Administrative and general         847,187       768,039       793,410
  Provision for depreciation
   and amortization                  132,704       115,789       119,319
                                   1,507,017     1,370,976     1,381,148
  NET INCOME                      $8,149,287    $6,203,645    $5,485,051
  NET INCOME PER SHARE                 $5.43         $4.14         $3.66

                           See accompanying notes.

                     STATEMENTS OF BENEFICIARIES' EQUITY

                                                    YEAR ENDED DECEMBER 31
                                              1995           1994           1993
Balance at beginning of year              $13,393,620    $13,189,975    $13,179,924
Net income for the year                     8,149,287      6,203,645      5,485,051
                                           21,542,907     19,393,620     18,664,975
Deduct declaration of distributions on
shares of beneficial interest, per
share: 1995 - $5.00; 1994 - $4.00;
1993 - $3.65                                7,500,000      6,000,000      5,475,000
Balance at end of year                    $14,042,907    $13,393,620    $13,189,975

                           See accompanying notes.

                      GREAT NORTHERN IRON ORE PROPERTIES
                                BALANCE SHEETS
                                    ASSETS

                                                              DECEMBER 31
                                                          1995           1994

CURRENT ASSETS
  Cash and cash equivalents                           $   262,525    $   111,862
  United States Treasury and other government
   securities (Note B)                                  4,603,942      3,001,889
  Royalties receivable                                  2,314,340      1,952,622
  Prepaid expenses                                          4,394         15,662
TOTAL CURRENT ASSETS                                    7,185,201      5,082,035

NONCURRENT ASSETS
  United States Treasury Notes (Note B)                 3,773,396      5,315,635
  Prepaid pension expense (Note E)                        255,317        244,652
                                                        4,028,713      5,560,287
PROPERTIES
  Mineral lands (Notes B and C)                        37,625,536     37,067,036
  Less allowances for depletion and amortization       32,587,321     32,469,652
                                                        5,038,215      4,597,384
  Building and equipment - at cost, less
   allowances for accumulated depreciation
   (1995 - $128,734; 1994 - $134,653)                      83,297         65,016
                                                        5,121,512      4,662,400
                                                      $16,335,426    $15,304,722

                       LIABILITIES AND BENEFICIARIES' EQUITY
CURRENT LIABILITIES
  Accounts payable and accrued expenses               $   112,519    $    96,102
  Distributions                                         2,180,000      1,815,000
TOTAL CURRENT LIABILITIES                               2,292,519      1,911,102

BENEFICIARIES' EQUITY, including certificate
   holders' equity, represented by 1,500,000 shares
   of beneficial interest authorized and
   outstanding, and reversionary interest (Notes A
   and D)                                              14,042,907     13,393,620
                                                      $16,335,426    $15,304,722


                           See accompanying notes.

                      GREAT NORTHERN IRON ORE PROPERTIES
                           STATEMENTS OF CASH FLOWS

                                                        YEAR ENDED DECEMBER 31
                                                  1995           1994           1993
OPERATING ACTIVITIES
  Cash received from royalties and rents      $ 8,280,147    $ 6,574,142    $ 7,264,863
  Cash paid to suppliers and employees         (1,357,293)    (1,270,552)    (1,288,087)
  Interest received                               471,125        380,860        334,011
NET CASH PROVIDED BY
 OPERATING ACTIVITIES                           7,393,979      5,684,450      6,310,787
INVESTING ACTIVITIES
  U.S. government securities purchased         (3,025,000)    (5,943,604)    (5,250,000)
  U.S. government securities matured            2,950,000      5,627,745      5,473,553
  Net expenditures for building
   and equipment                                  (33,316)       (41,736)       (13,879)
NET CASH PROVIDED BY (USED IN) INVESTING
 ACTIVITIES                                      (108,316)      (357,595)       209,674
FINANCING ACTIVITIES
  Distributions paid                           (7,135,000)    (5,407,000)    (6,378,000)
NET CASH USED IN FINANCING ACTIVITIES          (7,135,000)    (5,407,000)    (6,378,000)
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS                             150,663        (80,145)       142,461
CASH AND CASH EQUIVALENTS
 AT BEGINNING OF YEAR                             111,862        192,007         49,546
CASH AND CASH EQUIVALENTS
 AT END OF YEAR                               $   262,525    $   111,862    $   192,007
RECONCILIATION OF NET INCOME TO NET
 CASH PROVIDED BY OPERATING ACTIVITIES
  Net income                                  $ 8,149,287    $ 6,203,645    $ 5,485,051
  Adjustments to reconcile net income to
   net cash provided by operating activities:
  Depreciation and amortization                   132,704        115,789        119,319
  Net (increase) decrease in assets:
  Accrued interest                                 15,186         (3,107)       (20,478)
  Royalties receivable                           (361,718)      (503,012)       813,153
  Prepaid expenses                                    603        (33,499)       (36,069)
  Surface lands                                  (558,500)      (113,500)       (60,000)
  Net increase in liabilities:
  Accrued liabilities                              16,417         18,134          9,811
    NET CASH PROVIDED BY
     OPERATING ACTIVITIES                     $ 7,393,979    $ 5,684,450    $ 6,310,787

                           See accompanying notes.

                      GREAT NORTHERN IRON ORE PROPERTIES
                        NOTES TO FINANCIAL STATEMENTS
                              DECEMBER 31, 1995

NOTE A - BUSINESS AND TERMINATION OF THE TRUST
AND LEGAL PROCEEDINGS
The Trust is presently involved solely with the leasing and maintenance of mineral lands owned by the Trust on the Mesabi Iron Range of Minnesota. Royalty income is derived from taconite production and minimums. Royalty income (which is not in direct ratio to tonnage shipped) from significant operating lessees was as follows: 1995 - $5,279,000, $2,862,000 and $968,000;
1994 - $4,949,000 and $1,840,000; and 1993 - $3,227,000, $2,335,000 and
$826,000.

The Trust Agreement dated December 7, 1906 provides that upon expiration of twenty years next following the death of the last survivor of the persons by whose lives the term of the Trust is determined, unless sooner terminated, all monies remaining in the hands of the Trustees (after paying and providing for all expenses and obligations of the Trust) shall be distributed ratably among the certificate holders (term beneficiaries), while all property other than monies shall be conveyed and transferred to the Lake Superior Company, Limited, or its successors or assigns (reversionary beneficiary). The last survivor of the persons named in the Trust Agreement died April 6, 1995. According to the terms of the Trust Agreement, the Trust now terminates twenty (20) years from April 6, 1995.

In proceedings commenced in 1972, the Minnesota Supreme Court determined that while by the terms of the Trust, the Trustees are given discretionary powers to convert Trust assets to cash and to distribute the proceeds to certificate holders, they are limited in their exercise of those powers by the legal duty imposed by well established law of trusts to serve the interests of both term beneficiaries and the reversionary beneficiary with impartiality. Thus, the Trustees have no duty to exercise the powers of sale and distribution unless required to do so to serve both term and reversionary interests; and if the need arises, the Trustees may petition the District Court of Ramsey County, Minnesota, for further instructions defining what is required in a particular case to balance the interests of certificate holders and reversioner. Also, the Court, in effect, held that the Trust is a conventional trust, rather than a business trust, and must operate within the framework of well established trust law.

By a letter dated April 3, 1995, Certificate Holders of Record as of March 31, 1995 and the Reversioner were notified of a hearing on April 24, 1995 in Ramsey County Courthouse, Saint Paul, Minnesota for the purpose of settling and allowing the Trust accounts for the year 1994. By Court Order signed and dated April 24, 1995, the said accounts were settled and allowed in all respects. By previous Orders, the Court settled and allowed the accounts of the Trustees for preceding years of the Trust.

As previously reported, Section 646 of the Tax Reform Act of 1986, as amended, provided a special elective provision under which the Trust was allowed to convert from taxation as a corporation to that of a grantor trust. Pursuant to an order of the Ramsey County District Court, the Trustees filed the Section 646 election with the Internal Revenue Service on December 30, 1988. On January 1, 1989, the Trust became exempt from federal and Minnesota corporate income taxes. For years 1989 and thereafter, certificate holders are taxed on their allocable share of the Trust's income whether or not the income is distributed. For certificate holder tax purposes, the Trust's income is determined on an annual basis, one-fourth then being allocated to each quarterly record date.

The Trustees provided annual income tax information in January 1996 to certificate holders of record with holdings on any of the four quarterly record dates during 1995. This information included a:

         Substitute Form 1099 - MISC - This form reported one's 1995 allocable share of income from the Trust, distributions declared and any taxes withheld. (Foreign certificate holders received a Form 1042S.)

         Trust Supplemental Statement - This statement reported the number of units (shares) held on any of the four quarterly record dates in 1995.

         Tax Return Guide - This guide instructed the certificate holder as to the preparation of their income tax returns with respect to income allocated from the Trust and various deductions allowable.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS:
For purposes of the statements of cash flows, the Trust considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

SECURITIES:
United States Treasury and other government securities are classified as "held-to-maturity" securities and are carried at cost, adjusted for amortization of premium and accrued interest. Securities listed as noncurrent assets will mature in 1997 and 1998.

Following is an analysis of the securities as of December 31:

                                CURRENT                   NONCURRENT
                          1995          1994          1995          1994

Aggregate fair value   $4,548,742    $2,924,453    $3,755,554    $5,085,648
Gross unrealized
 holding gains            (22,367)           --       (51,809)           --
Gross unrealized
 holding losses             5,645        41,522            --       134,232
Amortized cost
 basis                  4,532,020     2,965,975     3,703,745     5,219,880
Accrued interest           71,922        35,914        69,651        95,755
                       $4,603,942    $3,001,889    $3,773,396    $5,315,635

MINERAL LANDS:
Mineral lands, including surface lands, are carried at amounts which represent, principally, either cost at acquisition or values on March 1, 1913. The value of the merchantable ore deposits was established on March 1, 1913 for federal income tax purposes. No value has been estimated or recorded for taconite deposits held on March 1, 1913, since they were not then thought to be merchantable. The cost of surface lands acquired to facilitate mining operations was amortized (non-cash expense) in the amounts of $117,669, $102,684 and $103,200 for the years 1995, 1994 and 1993, respectively (see Note C).

ROYALTY INCOME:
Royalties from mineral leases are taken into income as earned. Accumulated advance royalties received and taken into income on ore not yet mined amounted to $600,027 on December 31, 1995 and $627,394 on December 31, 1994. The advance royalties collected involve no liabilities on the part of the Trust except to permit the mining of ore from leases on which the advance royalties have been paid.

USE OF ESTIMATES:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from the estimates.

NET INCOME PER SHARE:
Net income per share is determined by dividing net income for the year by the 1,500,000 shares of beneficial interest outstanding.


NOTE C - LAND ACQUISITION
A mining agreement dated January 1, 1959 with United States Steel Corporation provides that one-half of annual earned royalty income, after satisfaction of minimum royalty payments, shall be applied to reimburse the lessee for its cost of acquisition of surface lands overlying the leased mineral deposits, which surface lands are then conveyed to the Trustees (see Note B). There are surface lands yet to be purchased, the costs of which are yet unknown and will not be known until the actual purchases are made.

NOTE D - PRINCIPAL CHARGES ACCOUNT
Pursuant to the court order of November 29, 1982, the Trustees were directed to create and maintain an account designated as "Principal Charges." This account constitutes a first and prior lien between the certificate holders and the reversioner, and reflects an allocation of beneficiaries' equity between the certificate holders and the reversioner. The balance in this account consists of attorneys' fees and expenses of counsel for adverse parties pursuant to court order in connection with litigation commenced in 1972 relating to the Trustees' powers and duties under the Trust Instrument and the cost of surface lands acquired in accordance with provisions of a lease with United States Steel Corporation, net of an allowance to amortize the cost of the land based on actual shipments of taconite and net of a credit for disposition of tangible assets.

Following is an analysis of this account as of December 31:

                                   1995          1994

Attorneys' fees and expenses    $1,024,834    $1,024,834
Cost of surface lands            4,751,794     4,193,294
Shipment credits
(cumulative)                      (395,159)     (319,487)
Asset disposition credits          (18,500)      (18,500)

Principal Charges account       $5,362,969    $4,880,141

Upon termination of the Trust, the Trustees shall either sell tangible assets or obtain a loan with tangible assets as security to provide monies for distribution to the certificate holders in the amount of the Principal Charges account balance.

NOTE E - PENSION PLAN
The Trust has a non-contributory defined benefit plan which covers all employees. The Trustees are not eligible for pension benefits under the plan based on services as Trustees. A pension benefit under the plan is based on an employee's years of service, compensation and the type of benefit payment option selected. Plan assets, as managed by the pension plan trustee, are comprised mostly of fixed income and common stock investments. The Trust's funding policy is to make annual contributions of not less than the minimum required by Internal Revenue Service regulations.

A summary of the components of net periodic pension cost (benefit), a non-cash item, for 1995, 1994 and 1993 is as follows:

                                         1995         1994         1993

Service cost - benefits earned
 during the year                      $  41,691    $  47,488    $  35,479
Interest cost on projected benefit
 obligation                             182,570      163,112      165,489
Actual return on plan assets           (702,080)      38,791     (238,229)
Net amortization and deferral           484,929     (279,749)         435
Net pension cost (benefit)            $   7,110    $ (30,358)   $ (36,826)

Assumptions used in accounting for the defined benefit plan were:

                                           1995     1994

Weighted average discount rate             7.00%    8.00%
Rate of increase in compensation levels    3.50%    3.50%


The expected long-term rate of return on assets was 8.00% in each of the three years presented.

The following table sets forth the plan's funded status and amounts recognized in the balance sheets at December 31, 1995 and 1994:

                                                     1995          1994

Actuarial present value of benefit
 obligations:
 Vested benefit obligation                        $2,646,090    $2,153,778
 Non-vested benefit obligation                        12,348         8,427
 Accumulated benefit obligation                    2,658,438     2,162,205
 Effect of estimated future salary increases         226,951       123,190
 Projected benefit obligation                      2,885,389     2,285,395
Plan assets at fair value                          3,093,404     2,571,145
Plan assets in excess of projected benefit
 obligation                                          208,015       285,750
Unrecognized net loss                                114,624       155,006
Prior service cost                                   207,015       123,957
Remaining net obligation at transition              (274,337)     (320,061)
Net pension asset in balance sheet                $  255,317    $  244,652


NOTE F - INCOME TAXES
The Trustees filed an election under Section 646 of the Tax Reform Act of 1986, as amended. As discussed in Note A, beginning in 1989, the Trust is no longer subject to federal or Minnesota corporate income taxes provided the requirements of Section 646 are met. The principal requirements are:

         The Trust must be exclusively engaged in the leasing of mineral properties and activities incidental thereto.

         The Trust must not acquire any additional property other than permissible acquisitions as provided by Section 646.

If these requirements are violated, the Trust will be treated as a corporation for the taxable year in which the violation occurs and for all subsequent taxable years. Since the election of Section 646, the Trust has remained in compliance with these requirements.

NOTE G - LEASE COMMITMENTS
The Trust leases office facilities in Saint Paul, Minnesota. These leases include various renewal options and exclude any contingent rental provisions. Rental expense for all operating leases amounted to $52,956, $51,416 and $51,416 for the years 1995, 1994 and 1993, respectively.

At December 31, 1995, future minimum lease commitments for noncancelable operating leases that have initial or remaining lease terms in excess of one year are $51,248 and $34,165 for the years 1996 and 1997, respectively.

NOTE H - RELATED PARTY
Trustee Joseph S. Micallef is an advisory director of the First Trust National Association located in Saint Paul, Minnesota, which is owned by First Bank System, Inc. which also owns First Bank of Saint Paul in which the Trust has demand deposit accounts. First Trust National Association manages the Trust's pension plan funds.



                         REPORT OF ERNST & YOUNG LLP,
                             INDEPENDENT AUDITORS

To the Trustees
Great Northern Iron Ore Properties

We have audited the accompanying balance sheets of Great Northern Iron Ore Properties as of December 31, 1995 and 1994, and the related statements of income, beneficiaries' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great Northern Iron Ore Properties at December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                   /s/ ERNST & YOUNG LLP

Minneapolis, Minnesota
January 26, 1996


                      GREAT NORTHERN IRON ORE PROPERTIES
                             SUMMARY OF SHIPMENTS

                                                                   FULL TONS SHIPPED
                                                                                           TOTAL TO
                                     OWNERSHIP                                            JANUARY 1,
 NO.               MINE               INTEREST       1995         1994         1993          1996
1.     Mahoning                         100%        945,130      819,159      646,143     142,771,668
2.     Ontario                           do.        809,320      925,832      418,695       7,485,204
3.     Ontario                           50%      1,626,607    1,208,036      979,442      14,572,320
4.     Mississippi No. 3                100%             --           --           --       3,744,411
5.     Section 18                        do.         40,073           --           --      27,897,939
6.     Bennett Annex                     do.             --           --           --       1,437,373
7.     South Stevenson                   do.        241,961           --      151,055       4,819,621
8.     Stevenson                         do.        104,648          311      328,436      34,535,312
9.     Russell Annex                     50%        592,443      115,270      105,332         835,474
10.    Mahoning No. 6                   100%             --           --           --          23,286
11.    Campbell-Carmi                    do.             --           --           --       2,953,240
12.    Wentworth                         do.             --       22,807           --       5,854,394
13.    Minntac                           do.      1,637,165    1,118,136    1,511,157      19,527,002
14.    Atkins                            91%             --           --           --       1,962,091
                                                  5,997,347    4,209,551    4,140,260     268,419,335
       Shipments from inactive
        mines and those
        exhausted, surrendered
        or sold prior to this year                       --           --           --     308,017,376
                  TOTAL                           5,997,347    4,209,551    4,140,260     576,436,711

      NO.  OPERATING INTEREST

      1-3  Hibbing Taconite Company
        4  Hanna Ore Mining Company
      5-9  National Steel Corporation
    10-11  M. A. Hanna Company
       12  LTV Steel Mining Company
    13-14  United States Steel Corporation (USX)

GREAT NORTHERN IRON ORE PROPERTIES
W-1290 FIRST NATIONAL BANK BUILDING
332 MINNESOTA STREET
SAINT PAUL, MINNESOTA 55101-1361

FIRST CLASS MAIL

FIRST CLASS
U.S. POSTAGE
PAID
PERMIT #43
MINNEAPOLIS, MN