Form 10-K405, Exhibit 13
period 1996-12-31
GREAT NORTHERN IRON ORE PROPERTIES
filed 1997-03-14
CIK 43410

GREAT NORTHERN IRON
                                ORE PROPERTIES




                                  NINETIETH
                        ANNUAL REPORT OF THE TRUSTEES
                            TO CERTIFICATE HOLDERS



                                     FOR
                         YEAR ENDED DECEMBER 31, 1996





                       GREAT NORTHERN IRON ORE PROPERTIES

                       W-1290 First National Bank Building
                              332 Minnesota Street
                        Saint Paul, Minnesota 55101-1361
                                 (612) 224-2385
                               Fax (612) 224-2387


       TRUSTEES                            OFFICERS
       Harry L. Holtz                      Harry L. Holtz
         President of the Trustees           Chief Executive Officer

       Joseph S. Micallef*                 Thomas A. Janochoski
         Consultant and Director             Vice President and Secretary
         Fiduciary Counselling, Inc.         Chief Financial Officer

       Roger W. Staehle*                   Roger P. Johnson
         Adjunct Professor                   Manager of Mines
         University of Minnesota             Chief Engineer

       Robert A. Stein*
         Executive Director
         American Bar Association



                                *Audit Committee


                SHAREHOLDER RELATIONS DEPARTMENT, TRANSFER OFFICE
                                  AND REGISTRAR

                           Norwest Shareowner Services
                                 P.O. Box 64854
                        Saint Paul, Minnesota 55164-0854

                            Toll-free: 1-800-468-9716

                            MESABI IRON RANGE OFFICE

                             801 East Howard Street
                          Hibbing, Minnesota 55746-0429

                                 (218) 262-3886
                               Fax (218) 262-4295

                       GREAT NORTHERN IRON ORE PROPERTIES
                              SUMMARY OF OPERATIONS

                                                                                      YEAR ENDED DECEMBER 31
                                                                                      ----------------------
                                                                   1996          1995          1994          1993         1992
                                                                   ----          ----          ----          ----         ----
Shipments from our mines (tons) ..............................   5,979,527     5,997,347     4,209,551     4,140,260     5,721,426
Royalty income ............................................... $ 9,978,603   $ 9,160,966   $ 7,113,730   $ 6,467,389   $ 9,295,830
Other income .................................................     551,597       495,338       460,891       398,810       530,143
Net income ...................................................   8,988,486     8,149,287     6,203,645     5,485,051     8,380,697
Total assets .................................................  17,066,649    16,335,426    15,304,722    14,489,943    15,373,081
Average shares outstanding ...................................   1,500,000     1,500,000     1,500,000     1,500,000     1,500,000
Net income per share, based on average shares outstanding
 during year .................................................     $5.99         $5.43         $4.14         $3.66         $5.59
Declared distributions per share .............................     $5.80(1)      $5.00(2)      $4.00(3)      $3.65(4)      $5.75(5)

                         ------------------------------
   (1) $1.35 pd 4/30/96; $1.15 pd 7/31/96; $1.60 pd 10/31/96; $1.70 pd 1/31/97
   (2) $1.15 pd 4/28/95; $1.15 pd 7/31/95; $1.30 pd 10/31/95; $1.40 pd 1/31/96
   (3) $ .80 pd 4/29/94; $ .90 pd 7/29/94; $1.15 pd 10/31/94; $1.15 pd 1/31/95
   (4) $1.10 pd 4/30/93; $1.10 pd 7/30/93; $ .70 pd 10/29/93; $ .75 pd 1/31/94
   (5) $1.55 pd 4/30/92; $1.45 pd 7/31/92; $1.40 pd 10/30/92; $1.35 pd 1/29/93

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

Results of Operations: "Royalty income" for 1996 was greater than that of 1995 primarily due to a higher average earned royalty rate attained. "Royalty income" for 1995 was greater than that of 1994 primarily due to overall improved taconite production. "Other income" for 1996 exceeded that of 1995, which also exceeded that of 1994, due mainly to increased interest income resulting from continually improved yields on our funds available for investment. Please refer to Note A of the Financial Statements which provides general information about Great Northern Iron Ore Properties.

Liquidity: In the interest of preservation of principal of Court-approved reserves and guided by the restrictive provisions of Section 646 of the Tax Reform Act of 1986, as amended, monies are invested primarily in U.S. Treasury securities with maturity dates not to exceed three years and, along with cash flows from operations, are deemed adequate to meet currently foreseeable liquidity needs.


To Certificate Holders:

The Trustees of Great Northern Iron Ore Properties ("Trust") own fee title to certain mineral and nonmineral lands situated on the Mesabi Iron Range of Minnesota. Many of these properties are leased to companies that mine the ores. The Trust has no subsidiaries.

During 1996, the major source of income to the Trust was royalty derived from taconite production and minimum royalties. Accumulated advance royalties received and taken into income on ore not yet mined amounted to $918,962 on December 31, 1996. These advance royalties collected involve no liabilities on the part of the Trust except to permit the mining of the ore from leases on which the advance royalties have been paid.

Continued good taconite production and an overall higher average earned royalty rate attained in 1996 resulted in another favorable year for the Trust. All of the Trust's primary lessees continued to operate at or near capacity during the year. A Summary of Shipments is tabulated on the last page of this report.

The Trustees declared four quarterly distributions in 1996 totaling $5.80 per share. The first, in the amount of $1.35 per share, was paid on April 30, 1996, to certificate holders of record on March 29, 1996; the second, in the amount of $1.15 per share, was paid on July 31, 1996, to certificate holders of record on June 28, 1996; the third, in the amount of $1.60 per share, was paid on October 31, 1996, to certificate holders of record on September 30, 1996; and the fourth, in the amount of $1.70 per share, was paid on January 31, 1997, to certificate holders of record on December 31, 1996.

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

The Trustees intend to continue quarterly distributions and set the record date as of the last business day of each quarter. The next distribution will be paid in late April 1997 to certificate holders of record on March 31, 1997.


Shares of beneficial interest in the Trust are traded on the New York Stock Exchange under the ticker symbol "GNI." There were 2,842 certificate holders of record on December 31, 1996. The high and low prices for the quarterly periods commencing January 1, 1995 through December 31, 1996 were as follows:

                  1996                     1995
            ------------------     ------------------
QUARTER       HIGH     LOW           HIGH       LOW
-------     -------    -------     -------    -------

First       $49-5/8    $44         $45-1/2    $41-1/2
Second       51         46-5/8      44-1/2     39-7/8
Third        51-1/2     46          49-1/4     42-1/4
Fourth       55-1/2     47          48-1/2     44-1/2


The following is a summary of quarterly results of operations (unaudited) for the years ended December 31, 1996 and 1995 (in thousands of dollars, except per share amounts):


                                            QUARTER ENDED
                                            -------------
                              MARCH 31    JUNE 30    SEPT. 30     DEC. 31
                              --------    -------    --------     -------

1996
  Royalty income ............  $2,477      $1,543     $3,159      $2,800
  Interest and other income .     135         144        133         139
                               ------      ------     ------      ------
  Gross income ..............   2,612       1,687      3,292       2,939
  Expenses ..................     438         360        374         370
                               ------      ------     ------      ------
  Net income ................  $2,174      $1,327     $2,918      $2,569
                               ======      ======     ======      ======
  Net income per share ......   $1.45      $ .88       $1.95       $1.71
                                =====      =====       =====       =====

1995
  Royalty income ............  $1,935      $2,264     $2,647      $2,315
  Interest and other income .     132         111        122         130
                               ------      ------     ------      ------
  Gross income ..............   2,067       2,375      2,769       2,445
  Expenses ..................     384         384        362         377
                               ------      ------     ------      ------
  Net income ................  $1,683      $1,991     $2,407      $2,068
                               ======      ======     ======      ======
  Net income per share ......   $1.12      $1.33       $1.60       $1.38
                                =====      =====       =====       =====


The terms of the Great Northern Iron Ore Properties Trust Agreement, created December 7, 1906, state that the Trust shall continue for twenty years after the death of the last surviving of eighteen named in the Trust Agreement. The last survivor of these eighteen named in the Trust Agreement died April 6, 1995. According to the terms of the Trust Agreement, the Trust now terminates twenty
(20) years from April 6, 1995. At that time, all monies remaining in the hands of the Trustees (after paying and providing for all expenses and obligations of the Trust) shall be distributed ratably among the certificate holders, while all property other than monies shall be conveyed and transferred to the reversioner.


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

A Tax Return Guide was mailed in January 1997 to all "record date" certificate holders shown on our stock transfer agent's records during 1996. This guide was intended to assist the investor in addressing many of the issues that arise in reporting the Trust operations for federal and state income tax purposes due to
Section 646.

We will, upon request, be happy to furnish certificate holders an Annual Report on Form 10-K for any recent year.

                                   Respectfully submitted,

                                   Harry L. Holtz          Roger W. Staehle
                                   Joseph S. Micallef      Robert A. Stein

Saint Paul, Minnesota
March 14, 1997


                       GREAT NORTHERN IRON ORE PROPERTIES
                              STATEMENTS OF INCOME

                                           YEAR ENDED DECEMBER 31
                                     ----------------------------------
                                     1996           1995           1994
                                     ----           ----           ----

INCOME
  Royalties ....................  $ 9,978,603  $ 9,160,966  $ 7,113,730
  Interest earned ..............      527,456      455,939      383,967
  Rent and other ...............       24,141       39,399       76,924
                                  -----------  -----------  -----------
                                   10,530,200    9,656,304    7,574,621
EXPENSES
  Royalties ....................        4,623        4,623        4,623
  Real estate and payroll
   taxes .......................      129,977      135,363      127,482
  Inspection and care of
   property ....................      384,362      387,140      355,043
  Administrative and general ... 853,126 847,187 768,039 Provision for depreciation and
   amortization ................      169,626      132,704      115,789
                                  -----------  -----------  -----------
                                    1,541,714    1,507,017    1,370,976
                                  -----------  -----------  -----------
NET INCOME .....................  $ 8,988,486  $ 8,149,287  $ 6,203,645
                                  ===========  ===========  ===========
NET INCOME PER SHARE ...........  $      5.99  $      5.43  $      4.14
                                  ===========  ===========  ===========



                       STATEMENTS OF BENEFICIARIES' EQUITY

                                                 YEAR ENDED DECEMBER 31
                                        -------------------------------------
                                            1996         1995         1994
                                        -----------  -----------  -----------

Balance at beginning of year .........  $14,042,907  $13,393,620  $13,189,975
Net income for the year ..............    8,988,486    8,149,287    6,203,645
                                        -----------  -----------  -----------
                                         23,031,393   21,542,907   19,393,620
Deduct declaration of distributions
 on shares of beneficial interest, per
 share: 1996 - $5.80; 1995 - $5.00;
 1994 - $4.00 ........................    8,700,000    7,500,000    6,000,000
                                        -----------  -----------  -----------
Balance at end of year ...............  $14,331,393  $14,042,907  $13,393,620
                                        ===========  ===========  ===========

                            See accompanying notes.


                      GREAT NORTHERN IRON ORE PROPERTIES
                                BALANCE SHEETS

                                     ASSETS
                                                            DECEMBER 31
                                                     ------------------------
                                                         1996        1995
                                                     -----------  -----------

CURRENT ASSETS
  Cash and cash equivalents .......................  $   448,008  $   262,525
  United States Treasury securities (NOTE B) ......    3,394,514    4,603,942
  Royalties receivable ............................    2,649,880    2,314,340
  Prepaid expenses ................................        3,180        4,394
                                                     -----------  -----------
TOTAL CURRENT ASSETS ..............................    6,495,582    7,185,201
NONCURRENT ASSETS
  United States Treasury Notes (NOTE B) ...........    5,124,451    3,773,396
  Prepaid pension expense (NOTE E) ................      254,726      255,317
                                                     -----------  -----------
                                                       5,379,177    4,028,713
PROPERTIES
  Mineral lands (NOTES B AND C) ...................   37,838,536   37,625,536
  Less allowances for depletion and amortization ..   32,737,201   32,587,321
                                                     -----------  -----------
                                                       5,101,335    5,038,215
  Building and equipment - at cost, less
   allowances for accumulated depreciation
   (1996 - $127,730; 1995 - $128,734) .............       90,555       83,297
                                                     -----------  -----------
                                                       5,191,890    5,121,512
                                                     -----------  -----------
                                                     $17,066,649  $16,335,426
                                                     ===========  ===========

                      LIABILITIES AND BENEFICIARIES' EQUITY

CURRENT LIABILITIES
  Accounts payable and accrued expenses ...........  $   105,256  $   112,519
  Distributions ...................................    2,630,000    2,180,000
                                                     -----------  -----------
TOTAL CURRENT LIABILITIES .........................    2,735,256    2,292,519

BENEFICIARIES' EQUITY, including certificate
 holders' equity, represented by 1,500,000 shares
 of beneficial interest authorized and outstanding,
 and reversionary interest (NOTES A AND D) ........   14,331,393   14,042,907
                                                     -----------  -----------
                                                     $17,066,649  $16,335,426
                                                     ===========  ===========

                            See accompanying notes.


                       GREAT NORTHERN IRON ORE PROPERTIES
                            STATEMENTS OF CASH FLOWS

                                                       YEAR ENDED DECEMBER 31
                                             ---------------------------------------
                                                 1996          1995          1994
                                             -----------   -----------   -----------
OPERATING ACTIVITIES
  Cash received from royalties and rents ..  $ 9,454,204   $ 8,280,147   $ 6,574,142
  Cash paid to suppliers and employees ....   (1,377,546)   (1,357,293)   (1,270,552)
  Interest received .......................      573,954       471,125       380,860
                                             -----------   -----------   -----------
    NET CASH PROVIDED BY
     OPERATING ACTIVITIES .................    8,650,612     7,393,979     5,684,450
INVESTING ACTIVITIES
  U.S. Treasury securities purchased ......   (4,699,297)   (3,025,000)   (5,943,604)
  U.S. Treasury securities matured ........    4,511,172     2,950,000     5,627,745
  Net expenditures for building
   and equipment ..........................      (27,004)      (33,316)      (41,736)
                                             -----------   -----------   -----------
    NET CASH USED IN INVESTING ACTIVITIES .     (215,129)     (108,316)     (357,595)
FINANCING ACTIVITIES
  Distributions paid ......................   (8,250,000)   (7,135,000)   (5,407,000)
                                             -----------   -----------   -----------
    NET CASH USED IN FINANCING ACTIVITIES .   (8,250,000)   (7,135,000)   (5,407,000)

NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS .....................      185,483       150,663       (80,145)
CASH AND CASH EQUIVALENTS
 AT BEGINNING OF YEAR .....................      262,525       111,862       192,007
                                             -----------   -----------   -----------
CASH AND CASH EQUIVALENTS
 AT END OF YEAR ...........................  $   448,008   $   262,525   $   111,862
                                             ===========   ===========   ===========
RECONCILIATION OF NET INCOME TO NET
 CASH PROVIDED BY OPERATING ACTIVITIES
  Net income ..............................  $ 8,988,486   $ 8,149,287   $ 6,203,645
  Adjustments to reconcile net income to
   net
   cash provided by operating activities:
    Depreciation and amortization .........      169,626       132,704       115,789
    Net (increase) decrease in assets:
      Accrued interest ....................       46,498        15,186        (3,107)
      Royalties receivable ................     (335,540)     (361,718)     (503,012)
      Prepaid expenses ....................        1,805           603       (33,499)
      Surface lands .......................     (213,000)     (558,500)     (113,500)
    Net increase (decrease) in liabilities:
      Accrued liabilities .................       (7,263)       16,417        18,134
                                             -----------   -----------   -----------
       NET CASH PROVIDED BY
        OPERATING ACTIVITIES ..............  $ 8,650,612   $ 7,393,979   $ 5,684,450
                                             ===========   ===========   ===========

                            See accompanying notes.


                       GREAT NORTHERN IRON ORE PROPERTIES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1996

NOTE A - BUSINESS AND TERMINATION OF THE TRUST
         AND LEGAL PROCEEDINGS

The Trust is presently involved solely with the leasing and maintenance of mineral lands owned by the Trust on the Mesabi Iron Range of Minnesota. Royalty income is derived from taconite production and minimums. Royalty income (which is not in direct ratio to tonnage shipped) from significant operating lessees was as follows: 1996 - $4,713,000, $3,454,000 and $1,759,000; 1995 - $5,279,000,
$2,862,000 and $968,000; and 1994 - $4,949,000 and $1,840,000.

The Trust Agreement, dated December 7, 1906, provides that upon expiration of twenty years next following the death of the last survivor of the persons by whose lives the term of the Trust is determined, unless sooner terminated, all monies remaining in the hands of the Trustees (after paying and providing for all expenses and obligations of the Trust) shall be distributed ratably among the certificate holders (term beneficiaries), while all property other than monies shall be conveyed and transferred to the Lake Superior Company, Limited (reversionary beneficiary), or its successors or assigns (Glacier Park Company, a wholly owned subsidiary of Burlington Resources, Inc.). The last survivor of the persons named in the Trust Agreement died April 6, 1995. According to the terms of the Trust Agreement, the Trust now terminates twenty (20) years from April 6, 1995.

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

By a letter dated March 22, 1996, certificate holders of record as of March 6, 1996 and the reversioner were notified of a hearing on April 16, 1996 in Ramsey County Courthouse, Saint Paul, Minnesota, for the purpose of settling and allowing the Trust accounts for the year 1995. By Court Order signed and dated April 16, 1996, the said accounts were settled and allowed in all respects. By previous Orders, the Court settled and allowed the accounts of the Trustees for preceding years of the Trust.

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

The Trustees provided annual income tax information in January 1997 to certificate holders of record with holdings on any of the four quarterly record dates during 1996. This information included a:

         SUBSTITUTE FORM 1099 - MISC - This form reported one's 1996 allocable share of income from the Trust, distributions declared and any taxes withheld. (Foreign certificate holders received a Form 1042S.)

         TRUST SUPPLEMENTAL STATEMENT - This statement reported the number of units (shares) held on any of the four quarterly record dates in 1996.

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

SECURITIES: United States Treasury securities are classified as "held-to-maturity" securities and are carried at cost, adjusted for amortization of premium and accrued interest. Securities listed as noncurrent assets will mature in 1998 and 1999. Following is an analysis of the securities as of December 31:

                           CURRENT                    NONCURRENT
                  -------------------------   -------------------------
                      1996          1995          1996          1995
                  -----------   -----------   -----------   -----------

Aggregate fair
 value .......... $ 3,332,883   $ 4,548,742   $ 5,061,750   $ 3,755,554
Gross unrealized
 holding gains ..      (2,628)      (22,367)      (11,123)      (51,809)
Gross unrealized
 holding losses..       4,124         5,645         8,281          --
                  -----------   -----------   -----------   -----------
Amortized cost
 basis ..........   3,334,379     4,532,020     5,058,908     3,703,745
Accrued interest       60,135        71,922        65,543        69,651
                  -----------   -----------   -----------   -----------
                  $ 3,394,514   $ 4,603,942   $ 5,124,451   $ 3,773,396
                  ===========   ===========   ===========   ===========


MINERAL LANDS: Mineral lands, including surface lands, are carried at amounts which represent, principally, either cost at acquisition or values on March 1, 1913. The value of the merchantable ore deposits was established on March 1, 1913 for federal income tax purposes. No value has been estimated or recorded for taconite deposits held on March 1, 1913, since they were not then thought to be merchantable. The cost of surface lands acquired to facilitate mining operations was amortized (noncash expense) in the amounts of $149,880, $117,669 and $102,684 for the years 1996, 1995 and 1994, respectively (see Note C).

ROYALTY INCOME: Royalties from mineral leases are taken into income as earned. Accumulated advance royalties received and taken into income on ore not yet mined amounted to $918,962 on December 31, 1996 and $600,027 on December 31, 1995. The advance royalties collected involve no liabilities on the part of the Trust except to permit the mining of the ore from leases on which the advance royalties have been paid.

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


                                  1996          1995
                              -----------   -----------

Attorneys' fees and expenses  $ 1,024,834   $ 1,024,834
Cost of surface lands ......    4,964,794     4,751,794
Shipment credits
 (cumulative) ..............     (470,811)     (395,159)
Asset disposition credits ..      (18,500)      (18,500)
                              -----------   -----------
Principal Charges account ..  $ 5,500,317   $ 5,362,969
                              ===========   ===========


Upon termination of the Trust, the Trustees shall either sell tangible assets or obtain a loan with tangible assets as security to provide monies for distribution to the certificate holders in the amount of the Principal Charges account balance.

NOTE E - PENSION PLAN

The Trust has a noncontributory defined benefit plan which covers all employees. The Trustees are not eligible for pension benefits under the plan based on services as Trustees. A pension benefit under the plan is based on an employee's years of service, compensation and the type of benefit payment option selected. Plan assets, as managed by the pension plan trustee, are comprised mostly of fixed income and common stock investments. The Trust's funding policy is to make annual contributions of not less than the minimum required by Internal Revenue Service regulations.


A summary of the components of net periodic pension cost (benefit), a noncash item, for 1996, 1995 and 1994 is as follows:

                                       1996        1995        1994
                                    ---------   ---------   ---------

Service cost - benefits earned
 during the year .................  $  63,717   $  41,691   $  47,488
Interest cost on projected benefit
 obligation ......................    195,071     182,570     163,112
Actual return on plan assets .....   (350,351)   (702,080)     38,791
Net amortization and deferral ....     92,154     484,929    (279,749)
                                    ---------   ---------   ---------
Net pension cost (benefit) .......  $     591   $   7,110   $ (30,358)
                                    =========   =========   =========

Assumptions used in accounting for the defined benefit plan were:

                                      1996    1995
                                      ----    ----

Weighted average discount rate ..     7.50%   7.00%
Rate of increase in compensation
 levels .........................     3.50%   3.50%


The expected long-term rate of return on assets was 8.00% in each of the three years presented.

The following table sets forth the plan's funded status and amounts recognized in the balance sheets at December 31:


                                                  1996         1995
                                              -----------   -----------
Actuarial present value of benefit
 obligations:
 Vested benefit obligation .................  $ 2,313,406   $ 2,646,090
 Nonvested benefit obligation ..............       11,196        12,348
                                              -----------   -----------
 Accumulated benefit obligation ............    2,324,602     2,658,438
 Effect of estimated future salary increases      245,508       226,951
                                              -----------   -----------
 Projected benefit obligation ..............    2,570,110     2,885,389
Plan assets at fair value ..................    3,249,027     3,093,404
                                              -----------   -----------
Plan assets in excess of projected benefit
 obligation ................................      678,917       208,015
Unrecognized net (gain) loss ...............     (375,487)      114,624
Prior service cost .........................      179,909       207,015
Remaining net obligation at transition .....     (228,613)     (274,337)
                                              -----------   -----------
Net pension asset in balance sheet .........  $   254,726   $   255,317
                                              ===========   ===========


NOTE F - INCOME TAXES

The Trustees filed an election under Section 646 of the Tax Reform Act of 1986, as amended. As discussed in Note A, beginning in 1989 the Trust is no longer subject to federal or Minnesota corporate income taxes provided the requirements of Section 646 are met. The principal requirements are:

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

NOTE G - LEASE COMMITMENTS

The Trust leases office facilities in Saint Paul, Minnesota. These leases include various renewal options and exclude any contingent rental provisions. Rental expense for these operating leases amounted to $42,156, $52,962 and $51,416 for the years 1996, 1995 and 1994, respectively.


                          REPORT OF ERNST & YOUNG LLP,
                              INDEPENDENT AUDITORS

To the Trustees
Great Northern Iron Ore Properties

We have audited the accompanying balance sheets of Great Northern Iron Ore Properties as of December 31, 1996 and 1995, and the related statements of income, beneficiaries' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great Northern Iron Ore Properties at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                                       /s/ Ernst & Young LLP



Minneapolis, Minnesota
January 31, 1997


                       GREAT NORTHERN IRON ORE PROPERTIES
                              SUMMARY OF SHIPMENTS

                                                             FULL TONS SHIPPED
                                                 ---------------------------------------------
                                                                                     TOTAL TO
                                   OWNERSHIP                                        JANUARY 1,
 NO.               MINE            INTEREST      1996        1995         1994         1997
 ---               ----            --------      ----        ----         ----         ----
 1   Mahoning ....................   100%      785,911      945,130      819,159   143,557,579
 2   Ontario .....................   do.       757,554      809,320      925,832     8,242,758
 3   Ontario .....................    50%      347,044    1,626,607    1,208,036    14,919,364
 4   Section 18 ..................   100%          492       40,073         --      27,898,431
 5   South Stevenson .............   do.       497,647      241,961         --       5,317,268
 6   Stevenson ...................   do.       525,754      104,648          311    35,061,066
 7   Russell Annex ...............    50%      325,511      592,443      115,270     1,160,985
 8   Wentworth ...................   100%         --           --         22,807     5,854,394
 9   Minntac .....................   do.     2,739,614    1,637,165    1,118,136    22,266,616
                                             ---------    ---------    ---------   -----------
                                             5,979,527    5,997,347    4,209,551   264,278,461
     Shipments from inactive
      mines and those
      exhausted, surrendered
      or sold prior to this year                    --           --           --  318,137,777
                                             ---------    ---------    ---------  -----------
        TOTAL ....................           5,979,527    5,997,347    4,209,551  582,416,238
                                             =========    =========    =========  ===========



 NO.        OPERATING INTEREST
 ---        ------------------

1-3  Hibbing Taconite Company
4-7  National Steel Corporation
  8  LTV Steel Mining Company
  9  United States Steel Corporation (USX)



    GREAT NORTHERN IRON ORE PROPERTIES                           FIRST CLASS
   W-1290 FIRST NATIONAL BANK BUILDING                           U.S. POSTAGE
           332 MINNESOTA STREET                                      PAID
     SAINT PAUL, MINNESOTA 55101-1361                             PERMIT #43
                                                                MINNEAPOLIS, MN






FIRST CLASS MAIL