Form 10-K405, Exhibit 13
period 1997-12-31
GREAT NORTHERN IRON ORE PROPERTIES
filed 1998-03-13
CIK 43410

EXHIBIT 13


                               GREAT NORTHERN IRON
                                 ORE PROPERTIES




                            ------------------------




                                  NINETY-FIRST
                          ANNUAL REPORT OF THE TRUSTEES
                             TO CERTIFICATE HOLDERS




                                       FOR
                          YEAR ENDED DECEMBER 31, 1997

                       GREAT NORTHERN IRON ORE PROPERTIES
                       W-1290 First National Bank Building
                              332 Minnesota Street
                        Saint Paul, Minnesota 55101-1361

                                 (612) 224-2385
                               Fax (612) 224-2387

                                ----------------

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


                                *Audit Committee

                                ----------------
                SHAREHOLDER RELATIONS DEPARTMENT, TRANSFER OFFICE
                                  AND REGISTRAR

                           Norwest Shareowner Services
                                 P.O. Box 64854
                        Saint Paul, Minnesota 55164-0854

                            Toll-free: 1-800-468-9716

                            MESABI IRON RANGE OFFICE

                             801 East Howard Street
                          Hibbing, Minnesota 55746-0429

                                 (218) 262-3886
                               Fax (218) 262-4295

                       GREAT NORTHERN IRON ORE PROPERTIES

                              SUMMARY OF OPERATIONS

                                                                                 YEAR ENDED DECEMBER 31
                                                     ---------------------------------------------------------------------------
                                                         1997           1996            1995            1994            1993
                                                     -------------   -----------     -----------     -----------     -----------
Shipments from our mines (tons) ...................    5,363,234       5,979,527       5,997,347       4,209,551       4,140,260
Royalty income ....................................  $ 9,416,979     $ 9,978,603     $ 9,160,966     $ 7,113,730     $ 6,467,389
Other income ......................................      613,164         551,597         495,338         460,891         398,810
Net income ........................................    8,488,075       8,988,486       8,149,287       6,203,645       5,485,051
Total assets ......................................   16,179,624      17,066,649      16,335,426      15,304,722      14,489,943
Average shares outstanding ........................    1,500,000       1,500,000       1,500,000       1,500,000       1,500,000
Basic earnings per share, based on weighted-average
  shares outstanding during year ..................  $      5.66     $      5.99     $      5.43     $      4.14     $      3.66
Declared distributions per share ..................  $      6.00(1)  $      5.80(2)  $      5.00(3)  $      4.00(4)  $      3.65(5)


                                ----------------
  (1) $1.50 pd 4/30/97; $1.50 pd 7/31/97; $1.50 pd 10/31/97; $1.50 pd 1/30/98
  (2) $1.35 pd 4/30/96; $1.15 pd 7/31/96; $1.60 pd 10/31/96; $1.70 pd 1/31/97
  (3) $1.15 pd 4/28/95; $1.15 pd 7/31/95; $1.30 pd 10/31/95; $1.40 pd 1/31/96
  (4) $ .80 pd 4/29/94; $ .90 pd 7/29/94; $1.15 pd 10/31/94; $1.15 pd 1/31/95
  (5) $1.10 pd 4/30/93; $1.10 pd 7/30/93; $ .70 pd 10/29/93; $ .75 pd 1/31/94

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

Results of Operations: "Royalty income" for 1997 was less than that of 1996 primarily due to less taconite production from Trust lands offset in part by a higher average earned royalty rate attained and increased net advance royalties. "Royalty income" for 1996 was greater than that of 1995 primarily due to a higher average earned royalty rate attained. "Other income" for 1997 exceeded that of 1996 mainly due to the sale of stockpile material. "Other income" for 1996 exceeded that of 1995 mainly due to increased interest income resulting from continually improved yields on our funds available for investment. Please refer to Note A of the Financial Statements which provides general information about Great Northern Iron Ore Properties.

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

     During 1997, the major source of income to the Trust was royalty derived from taconite production and minimum royalties. Accumulated advance royalties received and taken into income on ore not yet mined amounted to $1,351,481 on December 31, 1997. These advance royalties collected involve no liabilities on the part of the Trust except to permit the mining of the ore from leases on which the advance royalties have been paid.

     Reasonably stable taconite production and an overall higher average earned royalty rate attained in 1997 resulted in another good year for the Trust. Most of the Trust's primary lessees continued to operate at or near capacity during the year. A Summary of Shipments is tabulated on the last page of this report.

     The Trustees declared four quarterly distributions in 1997 totaling $6.00 per share. The first, in the amount of $1.50 per share, was paid on April 30, 1997, to certificate holders of record on March 31, 1997; the second, in the amount of $1.50 per share, was paid on July 31, 1997, to certificate holders of record on June 30, 1997; the third, in the amount of $1.50 per share, was paid on October 31, 1997, to certificate holders of record on September 30, 1997; and the fourth, in the amount of $1.50 per share, was paid on January 30, 1998, to certificate holders of record on December 31, 1997.

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

     The Trustees intend to continue quarterly distributions and set the record date as of the last business day of each quarter. The next distribution will be paid in late April 1998 to certificate holders of record on March 31, 1998.

     Shares of beneficial interest in the Trust are traded on the New York Stock Exchange under the ticker symbol "GNI." There were 2,645 certificate holders of record on December 31, 1997. The high and low prices for the quarterly periods commencing January l, 1996 through December 31, 1997 were as follows:

                                      1997                       1996
                               -----------------         -------------------
QUARTER                        HIGH          LOW           HIGH          LOW
-------                        ----          ---           ----          ---
First ......................   $59 1/2       $51           $49 5/8       $44
Second .....................    61 3/4        54 3/4        51            46 5/8
Third ......................    67            58            51 1/2        46
Fourth .....................    67 3/4        63            55 1/2        47

     The following is a summary of quarterly results of operations (unaudited) for the years ended December 31, 1997 and 1996 (in thousands of dollars, except per share amounts):

                                               QUARTER ENDED
                               ----------------------------------------------
                               MARCH 31     JUNE 30     SEPT. 30      DEC. 31
                               --------     -------     --------      -------
1997
  Royalty income ...........    $2,269       $2,294       $2,806       $2,048
  Interest and other income        184          139          131          159
                                ------       ------       ------       ------
  Gross income .............     2,453        2,433        2,937        2,207
  Expenses .................       420          360          385          377
                                ------       ------       ------       ------
  Net income ...............    $2,033       $2,073       $2,552       $1,830
                                ======       ======       ======       ======
  Basic earnings per share      $ 1.36       $ 1.38       $ 1.70       $ 1.22
                                ======       ======       ======       ======
1996
  Royalty income ...........    $2,477       $1,543       $3,159       $2,800
  Interest and other income        135          144          133          139
                                ------       ------       ------       ------
  Gross income .............     2,612        1,687        3,292        2,939
  Expenses .................       438          360          374          370
                                ------       ------       ------       ------
  Net income ...............    $2,174       $1,327       $2,918       $2,569
                                ======       ======       ======       ======
  Basic earnings per share      $ 1.45       $  .88       $ 1.95       $ 1.71
                                ======       ======       ======       ======

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

     A Tax Return Guide was mailed in January 1998 to all "record date" certificate holders shown on our stock transfer agent's records during 1997. This guide was intended to assist the investor in addressing many of the issues that arise in reporting the Trust operations for federal and state income tax purposes due to Section 646.

     We will, upon request, be happy to furnish certificate holders an Annual Report on Form 10-K for any recent year.

                                        Respectfully submitted,


                                        Harry L. Holtz       Roger W. Staehle
                                        Joseph S. Micallef   Robert A. Stein

Saint Paul, Minnesota
March 13, 1998

                       GREAT NORTHERN IRON ORE PROPERTIES

                              STATEMENTS OF INCOME

                                                  YEAR ENDED DECEMBER 31
                                         ---------------------------------------
                                             1997          1996          1995
                                         -----------   -----------   -----------
INCOME
  Royalties ..........................   $ 9,416,979   $ 9,978,603   $ 9,160,966
  Interest earned ....................       524,229       527,456       455,939
  Rent and other .....................        88,935        24,141        39,399
                                         -----------   -----------   -----------
                                          10,030,143    10,530,200     9,656,304
EXPENSES
  Royalties ..........................         4,623         4,623         4,623
  Real estate and payroll taxes ......       122,577       129,977       135,363
  Inspection and care of property ....       367,954       384,362       387,140
  Administrative and general .........       863,881       853,126       847,187
  Provision for depreciation and
   amortization ......................       183,033       169,626       132,704
                                         -----------   -----------   -----------
                                           1,542,068     1,541,714     1,507,017
                                         -----------   -----------   -----------
NET INCOME ...........................   $ 8,488,075   $ 8,988,486   $ 8,149,287
                                         ===========   ===========   ===========
BASIC EARNINGS PER SHARE .............   $      5.66   $      5.99   $      5.43
                                         ===========   ===========   ===========



                       STATEMENTS OF BENEFICIARIES' EQUITY

                                                YEAR ENDED DECEMBER 31
                                         ---------------------------------------
                                             1997          1996          1995
                                         -----------   -----------   -----------
Balance at beginning of year .........   $14,331,393   $14,042,907   $13,393,620
Net income for the year ..............     8,488,075     8,988,486     8,149,287
                                         -----------   -----------   -----------
                                          22,819,468    23,031,393    21,542,907
Deduct declaration of distributions
 on shares of beneficial interest, per
 share: 1997 - $6.00; 1996 - $5.80;
 1995 - $5.00 ........................     9,000,000     8,700,000     7,500,000
                                         -----------   -----------   -----------
Balance at end of year ...............   $13,819,468   $14,331,393   $14,042,907
                                         ===========   ===========   ===========

                             See accompanying notes.

                       GREAT NORTHERN IRON ORE PROPERTIES

                                 BALANCE SHEETS

                                     ASSETS

                                                           DECEMBER 31
                                                     ------------------------
                                                         1997         1996
                                                     -----------  -----------
CURRENT ASSETS
  Cash and cash equivalents .......................  $   496,447  $   448,008
  United States Treasury securities (NOTE B) ......    3,378,688    3,394,514
  Royalties receivable ............................    1,897,554    2,649,880
  Prepaid expenses ................................        4,938        3,180
                                                     -----------  -----------
TOTAL CURRENT ASSETS ..............................    5,777,627    6,495,582

NONCURRENT ASSETS
  United States Treasury Notes (NOTE B) ...........    4,862,604    5,124,451
  Prepaid pension expense (NOTE E) ................      270,570      254,726
                                                     -----------  -----------
                                                       5,133,174    5,379,177
PROPERTIES
  Mineral lands (NOTES B AND C) ...................   38,055,311   37,838,536
  Less allowances for depletion and amortization ..   32,898,721   32,737,201
                                                     -----------  -----------
                                                       5,156,590    5,101,335
  Building and equipment - at cost, less
   allowances for accumulated depreciation
   (1997 - $147,299; 1996 - $127,730) .............      112,233       90,555
                                                     -----------  -----------
                                                       5,268,823    5,191,890
                                                     -----------  -----------
                                                     $16,179,624  $17,066,649
                                                     ===========  ===========

                     LIABILITIES AND BENEFICIARIES' EQUITY

CURRENT LIABILITIES
  Accounts payable and accrued expenses ...........  $   110,156  $   105,256
  Distributions ...................................    2,250,000    2,630,000
                                                     -----------  -----------
TOTAL CURRENT LIABILITIES .........................    2,360,156    2,735,256

BENEFICIARIES' EQUITY, including certificate
 holders' equity, represented by 1,500,000 shares
 of beneficial interest authorized and outstanding,
 and reversionary interest (NOTES A AND D) ........   13,819,468   14,331,393
                                                     -----------  -----------
                                                     $16,179,624  $17,066,649
                                                     ===========  ===========

                             See accompanying notes.

                       GREAT NORTHERN IRON ORE PROPERTIES

                            STATEMENTS OF CASH FLOWS

                                                       YEAR ENDED DECEMBER 31
                                              ----------------------------------------
                                                  1997           1996          1995
                                              ------------   -----------   -----------
OPERATING ACTIVITIES
  Cash received from royalties and rents ...  $ 10,041,465   $ 9,454,204   $ 8,280,147
  Cash paid to suppliers and employees .....    (1,371,737)   (1,377,546)   (1,357,293)
  Interest received ........................       526,902       573,954       471,125
                                              ------------   -----------   -----------
    NET CASH PROVIDED BY
     OPERATING ACTIVITIES ..................     9,196,630     8,650,612     7,393,979
INVESTING ACTIVITIES
  U.S. Treasury securities purchased .......    (3,050,000)   (4,699,297)   (3,025,000)
  U.S. Treasury securities matured .........     3,325,000     4,511,172     2,950,000
  Net expenditures for equipment ...........       (43,191)      (27,004)      (33,316)
                                              ------------   -----------   -----------
    NET CASH PROVIDED BY (USED IN)
     INVESTING ACTIVITIES ..................       231,809      (215,129)     (108,316)
FINANCING ACTIVITIES
  Distributions paid .......................    (9,380,000)   (8,250,000)   (7,135,000)
                                              ------------   -----------   -----------
    NET CASH USED IN FINANCING ACTIVITIES ..    (9,380,000)   (8,250,000)   (7,135,000)
                                              ------------   -----------   -----------
NET INCREASE IN CASH
 AND CASH EQUIVALENTS ......................        48,439       185,483       150,663
CASH AND CASH EQUIVALENTS
 AT BEGINNING OF YEAR ......................       448,008       262,525       111,862
                                              ------------   -----------   -----------
CASH AND CASH EQUIVALENTS
 AT END OF YEAR ............................  $    496,447   $   448,008   $   262,525
                                              ============   ===========   ===========
RECONCILIATION OF NET INCOME TO NET
 CASH PROVIDED BY OPERATING ACTIVITIES
  Net income ...............................  $  8,488,075   $ 8,988,486   $ 8,149,287
  Adjustments to reconcile net income to net
   cash provided by operating activities:
    Depreciation and amortization ..........       183,033       169,626       132,704
    Net (increase) decrease in assets:
      Accrued interest .....................         2,673        46,498        15,186
      Royalties receivable .................       752,326      (335,540)     (361,718)
      Prepaid expenses .....................       (17,602)        1,805           603
      Surface lands ........................      (216,775)     (213,000)     (558,500)
    Net increase (decrease) in liabilities:
      Accrued liabilities ..................         4,900        (7,263)       16,417
                                              ------------   -----------   -----------
       NET CASH PROVIDED BY
        OPERATING ACTIVITIES ...............  $  9,196,630   $ 8,650,612   $ 7,393,979
                                              ============   ===========   ===========

                             See accompanying notes.

                       GREAT NORTHERN IRON ORE PROPERTIES

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1997

NOTE A - BUSINESS AND TERMINATION OF THE TRUST
         AND LEGAL PROCEEDINGS

     The Trust is presently involved solely with the leasing and maintenance of mineral lands owned by the Trust on the Mesabi Iron Range of Minnesota. Royalty income is derived from taconite production and minimums. Royalty income (which is not in direct ratio to tonnage shipped) from significant operating lessees was as follows: 1997 -- $4,954,000 and $4,069,000; 1996 -- $4,713,000,
$3,454,000 and $1,759,000; and 1995 -- $5,279,000, $2,862,000 and $968,000.

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

     By a letter dated April 29, 1997, certificate holders of record as of March 31, 1997 and the reversioner were notified of a hearing on May 14, 1997 in Ramsey County Courthouse, Saint Paul, Minnesota, for the purpose of settling and allowing the Trust accounts for the year 1996. By Court Order signed and dated May 14, 1997, the said accounts were settled and allowed in all respects. By

NOTE A - BUSINESS AND TERMINATION OF THE TRUST
         AND LEGAL PROCEEDINGS (CONTINUED)

previous Orders, the Court settled and allowed the accounts of the Trustees for preceding years of the Trust.

     By a letter dated December 5, 1997, certificate holders of record as of September 30, 1997 and the reversioner were notified of a hearing on December 31, 1997 in Ramsey County Courthouse, Saint Paul, Minnesota, for the purpose of requesting a fee increase in Trustees' compensation of $10,000 each beginning in 1998. By Court Order signed and dated December 31, 1997, the said fee increase was granted with an effective date of January 1, 1998.

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

     The Trustees provided annual income tax information in January 1998 to certificate holders of record with holdings on any of the four quarterly record dates during 1997. This information included a:

     SUBSTITUTE FORM 1099-MISC -- This form reported one's 1997 allocable share of income from the Trust, distributions declared and any taxes withheld. (Foreign certificate holders received a Form 1042S.)

     TRUST SUPPLEMENTAL STATEMENT -- This statement reported the number of units (shares) held on any of the four quarterly record dates in 1997.

     TAX RETURN GUIDE -- This guide instructed the certificate holders as to the preparation of their income tax returns with respect to income allocated from the Trust and various deductions allowable.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

     CASH AND CASH EQUIVALENTS: For purposes of the statements of cash flows, the Trust considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

     SECURITIES: United States Treasury securities are classified as "held-to-maturity" securities and are carried at cost, adjusted for amortization of premium and accrued interest. Securities listed as noncurrent assets will mature in 1999 and 2000. Following is an analysis of the securities as of December 31:

                                 CURRENT                     NONCURRENT
                       --------------------------    --------------------------
                           1997           1996           1997           1996
                       -----------    -----------    -----------    -----------
Aggregate fair value.. $ 3,355,234    $ 3,332,883    $ 4,793,656    $ 5,061,750
Gross unrealized
 holding gains .......      (5,125)        (2,628)       (18,985)       (11,123)
Gross unrealized
 holding losses ......       1,438          4,124           --            8,281
                       -----------    -----------    -----------    -----------
Amortized cost basis     3,351,547      3,334,379      4,774,671      5,058,908
Accrued interest .....      27,141         60,135         87,933         65,543
                       -----------    -----------    -----------    -----------
                       $ 3,378,688    $ 3,394,514    $ 4,862,604    $ 5,124,451
                       ===========    ===========    ===========    ===========

     MINERAL LANDS: Mineral lands, including surface lands, are carried at amounts which represent, principally, either cost at acquisition or values on March 1, 1913. The value of the merchantable ore deposits was established on March 1, 1913 for federal income tax purposes. No value has been estimated or recorded for taconite deposits held on March 1, 1913, since they were not then thought to be merchantable. The cost of surface lands acquired to facilitate mining operations was amortized (noncash expense) in the amounts of $161,520, $149,880 and $117,669 for the years 1997, 1996 and 1995, respectively (see Note
C).

     ROYALTY INCOME: Royalties from mineral leases are taken into income as earned. Accumulated advance royalties received and taken into income on ore not yet mined amounted to $1,351,481 on December 31, 1997 and $918,962 on December 31, 1996. The advance royalties collected involve no liabilities on the part of the Trust except to permit the mining of the ore from leases on which the advance royalties have been paid.

     USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from the estimates.

     BASIC EARNINGS PER SHARE: In 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share." All earnings per share amounts for all periods presented conform to SFAS No. 128 which the Trust adopted in 1997. Basic earnings per share is determined by dividing net income for the period by the number of weighted-average shares of beneficial interest outstanding. Weighted-average shares outstanding were 1,500,000 as of December 31, 1997 and 1996.

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


                                                    1997            1996
                                                 ----------      ----------
Attorneys' fees and expenses ................    $1,024,834      $1,024,834
Cost of surface lands .......................     5,181,569       4,964,794
Shipment credits (cumulative) ...............      (543,806)       (470,811)
Asset disposition credits ...................       (18,500)        (18,500)
                                                 ----------      ----------
Principal Charges account ...................    $5,644,097      $5,500,317
                                                 ==========      ==========

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

     A summary of the components of net periodic pension cost (benefit), a noncash item, for 1997, 1996 and 1995 is as follows:

                                               1997        1996        1995
                                            ---------   ---------   ---------
Service cost -- benefits earned during the
 year ....................................  $  72,395   $  63,717   $  41,691
Interest cost on projected benefit
 obligation ..............................    185,912     195,071     182,570
Actual return on plan assets .............   (653,596)   (350,351)   (702,080)
Net amortization and deferral ............    379,445      92,154     484,929
                                            ---------   ---------   ---------
Net pension cost (benefit) ...............  $ (15,844)  $     591   $   7,110
                                            =========   =========   =========

     Assumptions used in accounting for the defined benefit plan were:

                                                                 1997    1996
                                                                 ----    ----
Weighted-average discount rate ...........................       7.00%   7.50%
Rate of increase in compensation levels ..................       3.50%   3.50%

     The expected long-term rate of return on assets was 8.00% in each of the three years presented.

     The following table sets forth the plan's funded status and amounts recognized in the balance sheets at December 31:

                                                         1997          1996
                                                     -----------   -----------
Actuarial present value of benefit obligations:
  Vested benefit obligation .......................  $ 2,492,821   $ 2,313,406
  Nonvested benefit obligation ....................       15,153        11,196
                                                     -----------   -----------
  Accumulated benefit obligation ..................    2,507,974     2,324,602
  Effect of estimated future salary increases .....      305,423       245,508
                                                     -----------   -----------
  Projected benefit obligation ....................    2,813,397     2,570,110
Plan assets at fair value .........................    3,720,057     3,249,027
                                                     -----------   -----------
Plan assets in excess of projected benefit
 obligation .......................................      906,660       678,917
Unrecognized net gain .............................     (606,004)     (375,487)
Prior service cost ................................      152,803       179,909
Remaining net obligation at transition ............     (182,889)     (228,613)
                                                     -----------   -----------
Net pension asset in balance sheet ................  $   270,570   $   254,726
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

NOTE G - LEASE COMMITMENTS

     The Trust leases office facilities in Saint Paul, Minnesota. These leases include various renewal options and exclude any contingent rental provisions. Rental expense for these operating leases amounted to $43,736, $42,156 and $52,962 for the years 1997, 1996 and 1995, respectively.

                          REPORT OF ERNST & YOUNG LLP,

                              INDEPENDENT AUDITORS



To the Trustees
Great Northern Iron Ore Properties

     We have audited the accompanying balance sheets of Great Northern Iron Ore Properties as of December 31, 1997 and 1996, and the related statements of income, beneficiaries' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great Northern Iron Ore Properties at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                                 /s/ Ernst & Young LLP


Minneapolis, Minnesota
January 30, 1998

                       GREAT NORTHERN IRON ORE PROPERTIES

                              SUMMARY OF SHIPMENTS

                                                              FULL TONS SHIPPED
                                               -------------------------------------------------
                                                                                       TOTAL TO
                                   OWNERSHIP                                          JANUARY 1,
NO.              MINE              INTEREST       1997        1996        1995           1998
---   ---------------------------  ---------   ---------   ---------    ---------    -----------
 1.   Mahoning ..................     100%     1,981,727     785,911      945,130    145,539,306
 2.   Ontario ...................     do.        421,251     757,554      809,320      8,664,009
 3.   Ontario ...................      50%       204,354     347,044    1,626,607     15,123,718
 4.   Section 18 ................     100%        13,068         492       40,073     27,911,499
 5.   South Stevenson ...........     do.             --     497,647      241,961      5,317,268
 6.   Stevenson .................     do.         30,496     525,754      104,648     35,091,562
 7.   Russell Annex .............      50%       306,278     325,511      592,443      1,467,263
 8.   Wentworth .................     100%        29,120          --           --      5,883,514
 9.   Minntac ...................     do.      2,376,940   2,739,614    1,637,165     24,643,556
                                               ---------   ---------    ---------    -----------
                                               5,363,234   5,979,527    5,997,347    269,641,695
      Shipments from inactive
       mines and those
       exhausted, surrendered
       or sold prior to this year                     --          --           --    318,137,777
                                               ---------   ---------    ---------    -----------
        TOTAL ...................              5,363,234   5,979,527    5,997,347    587,779,472
                                               =========   =========    =========    ===========

NO.              OPERATING INTEREST
---     -------------------------------------
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