Form 10-K405, Exhibit 13
period 1998-12-31
GREAT NORTHERN IRON ORE PROPERTIES
filed 1999-03-12
CIK 43410

EXHIBIT 13


                              GREAT NORTHERN IRON

                                 ORE PROPERTIES



                                  ------------



                                 NINETY-SECOND
                         ANNUAL REPORT OF THE TRUSTEES
                             TO CERTIFICATE HOLDERS



                                      FOR
                          YEAR ENDED DECEMBER 31, 1998

                       GREAT NORTHERN IRON ORE PROPERTIES
                      W-1290 First National Bank Building
                              332 Minnesota Street
                       Saint Paul, Minnesota 55101-1361


                                 (651) 224-2385
                              Fax (651) 224-2387

                                  -------------

TRUSTEES                                       OFFICERS

HARRY L. HOLTZ                                 HARRY L. HOLTZ
  President of the Trustees(2)                   Chief Executive Officer(2)

JOSEPH S. MICALLEF(1)(3)                       THOMAS A. JANOCHOSKI
  Consultant and Director                        Vice President and Secretary
  Fiduciary Counselling, Inc.(2)                 Chief Financial Officer

ROGER W. STAEHLE(1)                            ROGER P. JOHNSON
  Adjunct Professor                              Manager of Mines
  University of Minnesota                        Chief Engineer

ROBERT A. STEIN(1)
  Executive Director
  American Bar Association

                              (1) Audit Committee
                         (2) Through December 31, 1998
           (3) President of the Trustees and Chief Executive Officer
                           effective January 1, 1999

                                  -------------

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

                                 (218) 262-3886
                               Fax (218) 262-4295

                      GREAT NORTHERN IRON ORE PROPERTIES

                             SUMMARY OF OPERATIONS

                                                                          YEAR ENDED DECEMBER 31
                                             ----------------------------------------------------------------------------------
                                                 1998              1997             1996              1995              1994
                                             -----------       -----------      -----------       -----------       -----------
Shipments from our mines (tons) .........      6,384,226         5,363,234        5,979,527         5,997,347         4,209,551
Royalty income ..........................    $11,234,050       $ 9,416,979      $ 9,978,603       $ 9,160,966       $ 7,113,730
Other income ............................        548,707           613,164          551,597           495,338           460,891
Net income ..............................     10,152,100         8,488,075        8,988,486         8,149,287         6,203,645
Total assets ............................     17,341,024        16,179,624       17,066,649        16,335,426        15,304,722
Average shares outstanding ..............      1,500,000         1,500,000        1,500,000         1,500,000         1,500,000
Basic earnings per share, based on
  weighted-average shares outstanding
  during the year .......................    $      6.77       $      5.66      $      5.99       $      5.43       $      4.14
Declared distributions per share ........    $      6.30(1)    $      6.00(2)   $      5.80(3)    $      5.00(4)    $      4.00(5)

                               ----------------

   (1) $1.20 pd 4/30/98; $1.50 pd 7/31/98; $1.80 pd 10/30/98; $1.80 pd 1/29/99
   (2) $1.50 pd 4/30/97; $1.50 pd 7/31/97; $1.50 pd 10/31/97; $1.50 pd 1/30/98
   (3) $1.35 pd 4/30/96; $1.15 pd 7/31/96; $1.60 pd 10/31/96; $1.70 pd 1/31/97
   (4) $1.15 pd 4/28/95; $1.15 pd 7/31/95; $1.30 pd 10/31/95; $1.40 pd 1/31/96
   (5) $ .80 pd 4/29/94; $ .90 pd 7/29/94; $1.15 pd 10/31/94; $1.15 pd 1/31/95


        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

Results of Operations: "Royalty income" for 1998 was greater than that of 1997 primarily due to increased taconite production from Trust lands. "Royalty income" for 1997 was less than that of 1996 primarily due to less taconite production from Trust lands offset in part by a higher average earned royalty rate attained and increased net advance royalties. "Other income" for 1998 was less than that of 1997 mainly due to the sale of stockpile material in 1997. "Other income" for 1997 exceeded that of 1996 for essentially the same reason. Please refer to Note A of the Financial Statements which provides general information about Great Northern Iron Ore Properties.

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

     During 1998, the major source of income to the Trust was royalty derived from taconite production and minimum royalties. Accumulated advance royalties received and taken into income on ore not yet mined amounted to $2,203,051 on December 31, 1998. These advance royalties collected involve no liabilities on the part of the Trust except to permit the mining of the ore from leases on which the advance royalties have been paid.

     Strong taconite production, particularly in the second half of 1998, resulted in another good year for the Trust. Most of the Trust's primary lessees continued to operate at or near capacity during the year. A Summary of Shipments is tabulated on the last page of this report.

     As previously reported, Joseph S. Micallef will succeed Harry L. Holtz as President and Chief Executive Officer effective January 1, 1999.

     Mr. Micallef has been a Trustee since 1976 and has chaired many of the Trust's committees during his tenure. His business and trust background includes over 25 years experience as President and Chief Executive Officer of Fiduciary Counselling, Inc. whose principal business is providing accounting, tax, financial and investment services to trusts, individuals and other entities. He remains active in the community, serving on a number of corporate and charitable boards as a director or trustee. Mr. Micallef is also a member of the Minnesota Bar. He graduated with a B.A. from the University of St. Thomas in 1958 and with a J.D. from William Mitchell College of Law in 1962.

     Mr. Holtz became a Trustee in 1971 and was appointed President and Chief Executive Officer in 1982. He served for 39 years with First Trust Company of Saint Paul, the last 22 of which he was President and Chief Executive Officer and finally Chairman of the Board. At the request of the other three Trustees, Mr. Holtz has agreed to stay on as a Trustee for an indefinite period.

     The Trustees declared four quarterly distributions in 1998 totaling $6.30 per share. The first, in the amount of $1.20 per share, was paid on April 30, 1998, to certificate holders of record on March 31, 1998; the second, in the amount of $1.50 per share, was paid on July 31, 1998, to certificate holders of record on June 30, 1998; the third, in the amount of $1.80 per share, was paid on October 30, 1998, to certificate holders of record on September 30, 1998; and the fourth, in the amount of $1.80 per share, was paid on January 29, 1999, to certificate holders of record on December 31, 1998.

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

     The Trustees intend to continue quarterly distributions and set the record date as of the last business day of each quarter. The next distribution will be paid in late April 1999 to certificate holders of record on March 31, 1999.

     Shares of beneficial interest in the Trust are traded on the New York Stock Exchange under the ticker symbol "GNI." There were 2,474 certificate holders of record on December 31, 1998. The high and low prices for the quarterly periods commencing January 1, 1997 through December 31, 1998 were as follows:

                                           1998                   1997
                                    -------------------    -------------------
QUARTER                               HIGH        LOW        HIGH        LOW
-------                             -------     -------    -------     -------
First ...........................   $65 1/2     $50        $59 1/2     $51
Second ..........................    59 1/2      50 1/4     61 3/4      54 3/4
Third ...........................    60 1/2      53 1/4     67          58
Fourth ..........................    59          51         67 3/4      63

     The following is a summary of quarterly results of operations (unaudited) for the years ended December 31, 1998 and 1997 (in thousands of dollars, except per share amounts):

                                                  QUARTER ENDED
                                ------------------------------------------------
                                MARCH 31      JUNE 30      SEPT. 30      DEC. 31
                                -------       -------      -------       -------
1998
  Royalty income .............. $ 2,017       $ 2,826      $ 3,756       $ 2,635
  Interest and other income ...     149           137          131           132
                                -------       -------      -------       -------
  Gross income ................   2,166         2,963        3,887         2,767
  Expenses ....................     434           428          411           358
                                -------       -------      -------       -------
  Net income .................. $ 1,732       $ 2,535      $ 3,476       $ 2,409
                                =======       =======      =======       =======
  Basic earnings per share .... $  1.15       $  1.69      $  2.32       $  1.61
                                =======       =======      =======       =======
1997
  Royalty income .............. $ 2,269       $ 2,294      $ 2,806       $ 2,048
  Interest and other income ...     184           139          131           159
                                -------       -------      -------       -------
  Gross income ................   2,453         2,433        2,937         2,207
  Expenses ....................     420           360          385           377
                                -------       -------      -------       -------
  Net income .................. $ 2,033       $ 2,073      $ 2,552       $ 1,830
                                =======       =======      =======       =======
  Basic earnings per share .... $  1.36       $  1.38      $  1.70       $  1.22
                                =======       =======      =======       =======

     The terms of the Great Northern Iron Ore Properties Trust Agreement, created December 7, 1906, state that the Trust shall continue for twenty years after the death of the last surviving of eighteen named in the Trust Agreement. The last survivor of these eighteen named in the Trust Agreement died April 6, 1995. According to the terms of the Trust Agreement, the Trust now terminates twenty (20) years from April 6, 1995, that being April 6, 2015. The termination of the Trust on April 6, 2015 means that there will be no trading of the Trust's 1,500,000 certificates of beneficial interest (shares) on the New York Stock Exchange beyond that date. At the end of the Trust, all monies remaining in the hands of the Trustees (after paying and providing for all expenses and obligations of the Trust) shall be distributed ratably among the certificate holders (term beneficiaries), while all property other than monies shall be conveyed and transferred to the reversionary beneficiary (formerly Lake Superior Company, Limited), or its successors or assigns (Glacier Park Company, a wholly owned subsidiary of Burlington Resources, Inc.). By the terms of a District Court Order dated November 29, 1982, the reversioner is required to pay to a Principal Charges account (as explained in Note D of the Financial Statements) the cost of acquiring homes and land parcels on the iron formation that are in the way of mining by U.S. Steel Corporation under its 1959 lease with the Trustees. This account balance, which may increase or decrease, will be added to the cash distributable to the then certificate holders at the termination of the Trust.

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

     A Tax Return Guide was mailed in January 1999 to all "record date" certificate holders shown on our stock transfer agent's records during 1998. This guide was intended to assist the investor in addressing many of the issues that arise in reporting the Trust operations for federal and state income tax purposes due to Section 646.

     We will, upon request, be happy to furnish certificate holders an Annual Report on Form 10-K and a Tax Return Guide for any recent year.

                                        Respectfully submitted,


                                        Harry L. Holtz        Joseph S. Micallef
                                        Roger W. Staehle      Robert A. Stein


Saint Paul, Minnesota
March 12, 1999

                      GREAT NORTHERN IRON ORE PROPERTIES

                              STATEMENTS OF INCOME

                                                      YEAR ENDED DECEMBER 31
                                          ---------------------------------------------
                                              1998             1997             1996
                                          -----------      -----------      -----------
INCOME
  Royalties ...........................   $11,234,050      $ 9,416,979      $ 9,978,603
  Interest earned .....................       489,581          524,229          527,456
  Rent and other ......................        59,126           88,935           24,141
                                          -----------      -----------      -----------
                                           11,782,757       10,030,143       10,530,200
EXPENSES
  Royalties ...........................         4,623            4,623            4,623
  Real estate and payroll taxes .......       126,484          122,577          129,977
  Inspection and care of property .....       369,338          367,954          384,362
  Administrative and general ..........       928,707          863,881          853,126
  Provision for depreciation and
   amortization .......................       201,505          183,033          169,626
                                          -----------      -----------      -----------
                                            l,630,657        1,542,068        1,541,714
                                          -----------      -----------      -----------
NET INCOME ............................   $10,152,100      $ 8,488,075      $ 8,988,486
                                          ===========      ===========      ===========
BASIC EARNINGS PER SHARE ..............   $      6.77      $      5.66      $      5.99
                                          ===========      ===========      ===========


                      STATEMENTS OF BENEFICIARIES' EQUITY

                                                      YEAR ENDED DECEMBER 31
                                          ---------------------------------------------
                                              1998             1997             1996
                                          -----------      -----------      -----------
Balance at beginning of year ..........   $13,819,468      $14,331,393      $14,042,907
Net income for the year ...............    10,152,100        8,488,075        8,988,486
                                          -----------      -----------      -----------
                                           23,971,568       22,819,468       23,031,393
Deduct declaration of distributions
 on shares of beneficial interest, per
 share: 1998 - $6.30; 1997 - $6.00;
 1996 - $5.80 .........................     9,450,000        9,000,000        8,700,000
                                          -----------      -----------      -----------
Balance at end of year ................   $14,521,568      $13,819,468      $14,331,393
                                          ===========      ===========      ===========

                            See accompanying notes.

                      GREAT NORTHERN IRON ORE PROPERTIES

                                 BALANCE SHEETS

                                     ASSETS
                                                                  DECEMBER 31
                                                         ---------------------------
                                                              1998            1997
                                                         -----------     -----------
CURRENT ASSETS
  Cash and cash equivalents ..........................   $   941,071     $   496,447
  United States Treasury securities (NOTE B) .........     4,227,268       3,378,688
  Royalties receivable ...............................     2,485,333       1,897,554
  Prepaid expenses ...................................         3,755           4,938
                                                         -----------     -----------
TOTAL CURRENT ASSETS .................................     7,657,427       5,777,627

NONCURRENT ASSETS
  United States Treasury Notes (NOTE B) ..............     4,083,331       4,862,604
  Prepaid pension expense (NOTE E) ...................       317,518         270,570
                                                         -----------     -----------
                                                           4,400,849       5,133,174
PROPERTIES
  Mineral lands (NOTES B AND C) ......................    38,246,311      38,055,311
  Less allowances for depletion and amortization .....    33,072,841      32,898,721
                                                         -----------     -----------
                                                           5,173,470       5,156,590
  Building and equipment - at cost, less
   allowances for accumulated depreciation
   (1998 - $166,137; 1997 - $147,299) ................       109,278         112,233
                                                         -----------     -----------
                                                           5,282,748       5,268,823
                                                         -----------     -----------
                                                         $17,341,024     $16,179,624
                                                         ===========     ===========

                      LIABILITIES AND BENEFICIARIES' EQUITY
CURRENT LIABILITIES
  Accounts payable and accrued expenses ..............   $   119,456     $   110,156
  Distributions ......................................     2,700,000       2,250,000
                                                         -----------     -----------
TOTAL CURRENT LIABILITIES ............................     2,819,456       2,360,156

BENEFICIARIES' EQUITY, including certificate
 holders' equity, represented by 1,500,000 shares
 of beneficial interest authorized and outstanding,
 and reversionary interest (NOTES A AND D) ...........    14,521,568      13,819,468
                                                         -----------     -----------
                                                         $17,341,024     $16,179,624
                                                         ===========     ===========

                            See accompanying notes.

                      GREAT NORTHERN IRON ORE PROPERTIES

                            STATEMENTS OF CASH FLOWS

                                                            YEAR ENDED DECEMBER 31
                                                 -------------------------------------------
                                                      1998           1997            1996
                                                 ------------    ------------   ------------
OPERATING ACTIVITIES
  Cash received from royalties and rents ......  $ 10,514,397    $ 10,041,465   $  9,454,204
  Cash paid to suppliers and employees ........    (1,465,617)     (1,371,737)    (1,377,546)
  Interest received ...........................       470,274         526,902        573,954
                                                 ------------    ------------   ------------
    NET CASH PROVIDED BY
     OPERATING ACTIVITIES .....................     9,519,054       9,196,630      8,650,612
INVESTING ACTIVITIES
  U.S. Treasury securities purchased ..........    (3,400,000)     (3,050,000)    (4,699,297)
  U.S. Treasury securities matured ............     3,350,000       3,325,000      4,511,172
  Net expenditures for equipment ..............       (24,430)        (43,191)       (27,004)
                                                 ------------    ------------   ------------
    NET CASH (USED IN) PROVIDED BY
     INVESTING ACTIVITIES .....................       (74,430)        231,809       (215,129)
FINANCING ACTIVITIES
  Distributions paid ..........................    (9,000,000)     (9,380,000)    (8,250,000)
                                                 ------------    ------------   ------------
    NET CASH USED IN FINANCING ACTIVITIES .....    (9,000,000)     (9,380,000)    (8,250,000)
                                                 ------------    ------------   ------------
NET INCREASE IN CASH
 AND CASH EQUIVALENTS .........................       444,624          48,439        185,483
CASH AND CASH EQUIVALENTS
 AT BEGINNING OF YEAR .........................       496,447         448,008        262,525
                                                 ------------    ------------   ------------
CASH AND CASH EQUIVALENTS
 AT END OF YEAR ...............................  $    941,071    $    496,447   $    448,008
                                                 ============    ============   ============
RECONCILIATION OF NET INCOME TO NET
 CASH PROVIDED BY OPERATING ACTIVITIES
  Net income ..................................  $ 10,152,100    $  8,488,075   $  8,988,486
  Adjustments to reconcile net income to net
   cash provided by operating activities:
    Depreciation and amortization .............       201,505         183,033        169,626
    Net (increase) decrease in assets:
      Accrued interest ........................       (19,307)          2,673         46,498
      Royalties receivable ....................      (587,779)        752,326       (335,540)
      Prepaid expenses ........................       (45,765)        (17,602)         1,805
      Surface lands ...........................      (191,000)       (216,775)      (213,000)
    Net increase (decrease) in liabilities:
      Accrued liabilities .....................         9,300           4,900         (7,263)
                                                 ------------    ------------   ------------
       NET CASH PROVIDED BY
        OPERATING ACTIVITIES ..................  $  9,519,054    $  9,196,630   $  8,650,612
                                                 ============    ============   ============

                            See accompanying notes.

                      GREAT NORTHERN IRON ORE PROPERTIES

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1998

NOTE A - BUSINESS AND TERMINATION OF THE TRUST
         AND LEGAL PROCEEDINGS

     The Trust is presently involved solely with the leasing and maintenance of mineral lands owned by the Trust on the Mesabi Iron Range of Minnesota. Royalty income is derived from taconite production and minimums. Royalty income (which is not in direct ratio to tonnage shipped) from significant operating lessees was as follows: 1998 -- $5,426,000 and $4,821,000; 1997 -- $4,954,000 and
$4,069,000; and 1996 -- $4,713,000, $3,454,000 and $1,759,000.

     The terms of the Great Northern Iron Ore Properties Trust Agreement, created December 7, 1906, state that the Trust shall continue for twenty years after the death of the last surviving of eighteen named in the Trust Agreement. The last survivor of these eighteen named in the Trust Agreement died April 6, 1995. According to the terms of the Trust Agreement, the Trust now terminates twenty (20) years from April 6, 1995, that being April 6, 2015. The termination of the Trust on April 6, 2015 means that there will be no trading of the Trust's 1,500,000 certificates of beneficial interest (shares) on the New York Stock Exchange beyond that date. At the end of the Trust, all monies remaining in the hands of the Trustees (after paying and providing for all expenses and obligations of the Trust) shall be distributed ratably among the certificate holders (term beneficiaries), while all property other than monies shall be conveyed and transferred to the reversionary beneficiary (formerly Lake Superior Company, Limited), or its successors or assigns (Glacier Park Company, a wholly owned subsidiary of Burlington Resources, Inc.). By the terms of a District Court Order dated November 29, 1982, the reversioner is required to pay to a Principal Charges account (see Note D) the cost of acquiring homes and land parcels on the iron formation that are in the way of mining by U.S. Steel Corporation under its 1959 lease with the Trustees. This account balance, which may increase or decrease, will be added to the cash distributable to the then certificate holders at the termination of the Trust.

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

     By a letter dated April 1, 1998, certificate holders of record as of March 31, 1998 and the reversioner were notified of a hearing on April 29, 1998 in Ramsey County Courthouse, Saint Paul, Minnesota, for the purpose of settling and allowing the Trust accounts for the year 1997. By Court Order signed and dated May 1, 1998, the said accounts were settled and allowed in all respects. By previous Orders, the Court settled and allowed the accounts of the Trustees for preceding years of the Trust.

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

     The Trustees provided annual income tax information in January 1999 to certificate holders of record with holdings on any of the four quarterly record dates during 1998. This information included a:

     SUBSTITUTE FORM 1099-MISC -- This form reported one's 1998 allocable share of income from the Trust, distributions declared and any taxes withheld. (Foreign certificate holders received a Form 1042S.)

     TRUST SUPPLEMENTAL STATEMENT -- This statement reported the number of units (shares) held on any of the four quarterly record dates in 1998.

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

     SECURITIES: United States Treasury securities are classified as "held-to-maturity" securities and are carried at cost, adjusted for amortization of premium and accrued interest. Securities listed as noncurrent assets will mature in 2000. Following is an analysis of the securities as of December 31:


                                            CURRENT                       NONCURRENT
                                  --------------------------      --------------------------
                                      1998            1997            1998            1997
                                  ----------      ----------      ----------      ----------
Aggregate fair value .........    $4,181,609      $3,355,234      $4,060,594      $4,793,656
Gross unrealized
 holding gains ...............       (19,552)         (5,125)        (23,094)        (18,985)
Gross unrealized
 holding losses ..............         1,688           1,438           6,221              --
                                  ----------      ----------      ----------      ----------
Amortized cost basis .........     4,163,745       3,351,547       4,043,721       4,774,671
Accrued interest .............        63,523          27,141          39,610          87,933
                                  ----------      ----------      ----------      ----------
                                  $4,227,268      $3,378,688      $4,083,331      $4,862,604
                                  ==========      ==========      ==========      ==========

     MINERAL LANDS: Mineral lands, including surface lands, are carried at amounts which represent, principally, either cost at acquisition or values on March 1, 1913. The value of the merchantable ore deposits was established on March 1, 1913 for federal income tax purposes. No value has been estimated or recorded for taconite deposits held on March 1, 1913, since they were not then thought to be merchantable. The cost of surface lands acquired to facilitate mining operations was amortized (noncash expense) in the amounts of $174,120, $161,520 and $149,880 for the years 1998, 1997 and 1996, respectively (see Note
C).

     ROYALTY INCOME: Royalties from mineral leases are taken into income as earned. Accumulated advance royalties received and taken into income on ore not yet mined amounted to $2,203,051 on December 31, 1998 and $1,351,481 on December 31, 1997. The advance royalties collected involve no liabilities on the part of the Trust except to permit the mining of the ore from leases on which the advance royalties have been paid.

     USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from the estimates.

     BASIC EARNINGS PER SHARE: Basic earnings per share is determined by dividing net income for the period by the number of weighted-average shares of beneficial interest outstanding. Weighted-average shares outstanding were 1,500,000 as of December 31, 1998, 1997 and 1996.

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

                                               1998            1997
                                            ----------      ----------

Attorneys' fees and expenses ...........    $1,024,834      $1,024,834
Cost of surface lands ..................     5,372,569       5,181,569
Shipment credits (cumulative) ..........      (628,698)       (543,806)
Asset disposition credits ..............       (20,000)        (18,500)
                                            ----------      ----------
Principal Charges account ..............    $5,748,705      $5,644,097
                                            ==========      ==========

     Upon termination of the Trust, the Trustees shall either sell tangible assets or obtain a loan with tangible assets as security to provide monies for distribution to the certificate holders in the amount of the Principal Charges account balance.

NOTE E - PENSION PLAN

     The Trust has a noncontributory defined benefit plan which covers all employees. The Trustees are not eligible for pension benefits under the plan based on services as Trustees. A summary of the components of net periodic pension cost (benefit), a noncash item, for 1998, 1997 and 1996 is as follows:

                                           1998           1997           1996
                                        ---------      ----------      ---------

Service cost ........................   $ 85,758       $  72,395       $ 63,717
Interest cost .......................    190,787         185,912        195,071
Expected return on assets ...........   (290,575)       (252,620)      (239,579)
Net amortization ....................    (32,918)        (21,531)       (18,618)
                                        --------       ---------       --------
Net pension cost (benefit) ..........   $(46,948)      $ (15,844)      $    591
                                        ========       =========       ========

     Weighted-average assumptions used in the measurement of the benefit obligation as of December 31 were:

                                                            1998         1997
                                                         ----------   ----------

Discount rate ........................................       6.75%        7.00%
Rate of compensation increase ........................       3.50%        3.50%
Expected return on plan assets .......................       8.00%        8.00%

     The following table sets forth the change in benefit obligation:

                                                         1998            1997
                                                    -------------   ------------

Obligation at January 1 .........................    $2,813,397      $2,570,110
Service cost ....................................        85,758          72,395
Interest cost ...................................       190,787         185,912
Actuarial loss ..................................        91,701         167,546
Benefit payments ................................      (194,294)       (182,566)
                                                     ----------      ----------
Obligation at December 31 .......................    $2,987,349      $2,813,397
                                                     ==========      ==========

     The following table sets forth the change in the fair value of plan assets:

                                                         1998            1997
                                                    ------------    ------------

Fair value of plan assets at January l ..........    $3,720,057      $3,249,027
Actual return on plan assets ....................       732,293         653,596
Benefit payments ................................      (194,294)       (182,566)
                                                     ----------      ----------
Fair value of plan assets at December 31 ........    $4,258,056      $3,720,057
                                                     ==========      ==========

     The following table sets forth the plan's funded status and amounts recognized in the balance sheets at December 31:

                                                         1998           1997
                                                      ----------     ----------

Benefit obligation ................................   $2,987,349     $2,813,397
Fair value of plan assets .........................    4,258,056      3,720,057
                                                      ----------     ----------
Plan assets in excess of benefit obligation .......    1,270,707        906,660
Unrecognized net gain .............................     (941,721)      (606,004)
Unrecognized prior service cost ...................      125,697        152,803
Unrecognized net transition asset .................     (137,165)      (182,889)
                                                      ----------     ----------
Prepaid pension expense ...........................   $  317,518     $  270,570
                                                      ==========     ==========

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

NOTE G - LEASE COMMITMENTS

     The Trust leases office facilities in Saint Paul, Minnesota. These leases include various renewal options and exclude any contingent rental provisions. Rental expense for these operating leases amounted to $44,968, $43,736 and $42,156 for the years 1998, 1997 and 1996, respectively.

                         REPORT OF ERNST & YOUNG LLP,

                             INDEPENDENT AUDITORS


To the Trustees
Great Northern Iron Ore Properties

     We have audited the accompanying balance sheets of Great Northern Iron Ore Properties as of December 31, 1998 and 1997, and the related statements of beneficiaries' equity, income and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great Northern Iron Ore Properties at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                        /s/ ERNST & YOUNG LLP


Minneapolis, Minnesota
January 29, 1999

                      GREAT NORTHERN IRON ORE PROPERTIES

                              SUMMARY OF SHIPMENTS

                                                                FULL TONS SHIPPED
                                               -------------------------------------------------
                                                                                       TOTAL TO
                                    OWNERSHIP                                         JANUARY 1,
  NO.              MINE              INTEREST      1998        1997        1996          1999
------ --------------------------- ----------- ----------- ----------- ------------ ------------
  1.   Mahoning ..................     100%    2,623,282   1,981,727      785,911   148,162,588
  2.   Ontario ...................     100%       63,638     421,251      757,554     8,727,647
  3.   Ontario ...................      50%       52,859     204,354      347,044    15,176,577
  4.   Section 18 ................     100%          130      13,068          492    27,911,629
  5.   South Stevenson ...........     100%           --          --      497,647     5,317,268
  6.   Stevenson .................     100%           --      30,496      525,754    35,091,562
  7.   Russell Annex .............      50%      656,034     306,278      325,511     2,123,297
  8.   Wentworth .................     100%      154,752      29,120           --     6,038,266
  9.   Minntac ...................     100%    2,833,531   2,376,940    2,739,614    27,477,087
                                               ---------   ---------    ---------   -----------
                                               6,384,226   5,363,234    5,979,527   276,025,921
       Shipments from inactive
        mines and those
        exhausted, surrendered
        or sold prior to this year                    --          --           --   318,137,777
                                               ---------   ---------    ---------   -----------
        TOTAL ....................             6,384,226   5,363,234    5,979,527   594,163,698
                                               =========   =========    =========   ===========


 NO.              OPERATING INTEREST
-----   -------------------------------------

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