Form 10-K405, Exhibit 13
period 1999-12-31
GREAT NORTHERN IRON ORE PROPERTIES
filed 2000-03-10
CIK 43410

EXHIBIT 13


                               GREAT NORTHERN IRON

                                 ORE PROPERTIES




                                -----------------




                                  NINETY-THIRD
                          ANNUAL REPORT OF THE TRUSTEES
                             TO CERTIFICATE HOLDERS





                                       FOR
                          YEAR ENDED DECEMBER 31, 1999

                       GREAT NORTHERN IRON ORE PROPERTIES
                       W-1290 First National Bank Building
                              332 Minnesota Street
                        Saint Paul, Minnesota 55101-1361


                                 (651) 224-2385
                               Fax (651) 224-2387

                                ----------------

            TRUSTEES                       OFFICERS
            JOSEPH S. MICALLEF             JOSEPH S. MICALLEF
             President of the Trustees      Chief Executive Officer

            HARRY L. HOLTZ*                THOMAS A. JANOCHOSKI
             President                      Vice President and Secretary
             Alliss Foundation              Chief Financial Officer

            ROGER W. STAEHLE*              ROGER P. JOHNSON
             Adjunct Professor              Manager of Mines
             University of Minnesota        Chief Engineer

            ROBERT A. STEIN*
             Executive Director
             American Bar Association


                                * Audit Committee

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

                                 (218) 262-3886
                               Fax (218) 262-4295

                       GREAT NORTHERN IRON ORE PROPERTIES

                              SUMMARY OF OPERATIONS

                                                                              YEAR ENDED DECEMBER 31
                                                 ---------------------------------------------------------------------------------
                                                     1999             1998              1997             1996             1995
                                                 -------------    -------------    -------------    -------------    -------------
Shipments from our mines (tons) ...............    6,133,576        6,384,226        5,363,234        5,979,527        5,997,347
Royalty income ................................  $10,427,611      $11,234,050      $ 9,416,979      $ 9,978,603      $ 9,160,966
Other income ..................................      498,602          548,707          613,164          551,597          495,338
Net income ....................................    9,353,593       10,152,100        8,488,075        8,988,486        8,149,287
Total assets ..................................   17,206,835       17,341,024       16,179,624       17,066,649       16,335,426
Average shares outstanding ....................    1,500,000        1,500,000        1,500,000        1,500,000        1,500,000
Earnings per share, based on weighted-average
 shares outstanding during the year ...........  $      6.24      $      6.77      $      5.66      $      5.99      $      5.43
Declared distributions per share ..............  $      6.10(1)   $      6.30(2)   $      6.00(3)   $      5.80(4)   $      5.00(5)

                                ----------------
  (1) $1.40 pd 4/30/99; $1.50 pd 7/30/99; $1.60 pd 10/29/99; $1.60 pd 1/31/00
  (2) $1.20 pd 4/30/98; $1.50 pd 7/31/98; $1.80 pd 10/30/98; $1.80 pd 1/29/99
  (3) $1.50 pd 4/30/97; $1.50 pd 7/31/97; $1.50 pd 10/31/97; $1.50 pd 1/30/98
  (4) $1.35 pd 4/30/96; $1.15 pd 7/31/96; $1.60 pd 10/31/96; $1.70 pd 1/31/97
  (5) $1.15 pd 4/28/95; $1.15 pd 7/31/95; $1.30 pd 10/31/95; $1.40 pd 1/31/96


         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

Results of Operations: "Royalty income" for 1999 was less than that of 1998 primarily due to a lower overall average royalty rate earned. "Royalty income" for 1998 was greater than that of 1997 primarily due to increased taconite production from Trust lands. "Other income" for 1999 was less than that of 1998 mainly due to a lower overall yield on investments. "Other income" for 1998 was less than that of 1997 mainly due to the sale of stockpile material in 1997. Please refer to Note A of the Financial Statements which provides general information about Great Northern Iron Ore Properties.

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

     During 1999, the major source of income to the Trust was royalty derived from taconite production and minimum royalties. Accumulated advance royalties received and taken into income on ore not yet mined amounted to $3,480,383 on December 31, 1999. These advance royalties collected involve no liabilities on the part of the Trust except to permit the mining of the ore from leases on which the advance royalties have been paid.

     Strong taconite production, particularly in the second half of 1999, resulted in another good year for the Trust. Although some production cutbacks were experienced during the year, most of the Trust's primary lessees continued to operate at or near their capacity. A Summary of Shipments is tabulated on the last page of this report.

     The Trustees declared four quarterly distributions in 1999 totaling $6.10 per share. The first, in the amount of $1.40 per share, was paid on April 30, 1999, to certificate holders of record on March 31, 1999; the second, in the amount of $1.50 per share, was paid on July 30, 1999, to certificate holders of record on June 30, 1999; the third, in the amount of $1.60 per share, was paid on October 29, 1999, to certificate holders of record on September 30, 1999; and the fourth, in the amount of $1.60 per share, was paid on January 31, 2000, to certificate holders of record on December 31, 1999.

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

     The Trustees intend to continue quarterly distributions and set the record date as of the last business day of each quarter. The next distribution will be paid in late April 2000 to certificate holders of record on March 31, 2000.

     Shares of beneficial interest in the Trust are traded on the New York Stock Exchange under the ticker symbol "GNI." There were 2,297 certificate holders of record on December 31, 1999. The high and low prices for the quarterly periods commencing January 1, 1998 through December 31, 1999 were as follows:

                                                      1999                    1998
                                             ----------------------   --------------------
QUARTER                                         HIGH         LOW         HIGH        LOW
------------------------------------------   ----------   ---------   ---------   --------
First ....................................   $ 62 3/4     $ 55 1/4     $ 65 1/2   $ 50
Second ...................................     64 1/4       59           59 1/2     50 1/4
Third ....................................     61 7/8       58 3/4       60 1/2     53 1/4
Fourth ...................................     59 15/16     53 9/16      59         51

     The following is a summary of quarterly results of operations (unaudited) for the years ended December 31, 1999 and 1998 (in thousands of dollars, except per share amounts):

                                                           QUARTER ENDED
                                        ---------------------------------------------------
                                         MARCH 31      JUNE 30      SEPT. 30      DEC. 31
                                        ----------   -----------   ----------   -----------
1999
  Royalty income ....................    $ 1,453       $ 3,065      $ 3,058       $ 2,852
  Interest and other income .........        141           113          112           132
                                         -------       -------      -------       -------
  Gross income ......................      1,594         3,178        3,170         2,984
  Expenses ..........................        426           366          384           396
                                         -------       -------      -------       -------
  Net income ........................    $ 1,168       $ 2,812      $ 2,786       $ 2,588
                                         =======       =======      =======       =======
  Earnings per share ................    $   .78       $  1.87      $  1.86       $  1.73
                                         =======       =======      =======       =======
1998
  Royalty income ....................    $ 2,017       $ 2,826      $ 3,756       $ 2,635
  Interest and other income .........        149           137          131           132
                                         -------       -------      -------       -------
  Gross income ......................      2,166         2,963        3,887         2,767
  Expenses ..........................        434           428          411           358
                                         -------       -------      -------       -------
  Net income ........................    $ 1,732       $ 2,535      $ 3,476       $ 2,409
                                         =======       =======      =======       =======
  Earnings per share ................    $  1.15       $  1.69      $  2.32       $  1.61
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

     A Tax Return Guide was mailed in January 2000 to all "record date" certificate holders shown on our stock transfer agent's records during 1999. This guide was intended to assist the investor in addressing many of the issues that arise in reporting the Trust operations for federal and state income tax purposes due to Section 646.

     We will, upon request, be happy to furnish certificate holders an Annual Report on Form 10-K and a Tax Return Guide for any recent year.


                                        Respectfully submitted,



                                        Joseph S. Micallef    Harry L. Holtz
                                        Roger W. Staehle      Robert A. Stein


Saint Paul, Minnesota
March 10, 2000

                       GREAT NORTHERN IRON ORE PROPERTIES

                              STATEMENTS OF INCOME

                                                     YEAR ENDED DECEMBER 31
                                            ---------------------------------------
                                                1999         1998           1997
                                            -----------   -----------   -----------
INCOME
  Royalties .............................   $10,427,611   $11,234,050   $ 9,416,979
  Interest earned .......................       448,271       489,581       524,229
  Rent and other ........................        50,331        59,126        88,935
                                            -----------   -----------   -----------
                                             10,926,213    11,782,757    10,030,143
EXPENSES
  Royalties .............................         4,623         4,623         4,623
  Real estate and payroll taxes .........       120,875       126,484       122,577
  Inspection and care of property .......       370,955       369,338       367,954
  Administrative and general ............       859,309       928,707       863,881
  Provision for depreciation and
   amortization .........................       216,858       201,505       183,033
                                            -----------   -----------   -----------
                                              1,572,620     l,630,657     1,542,068
                                            -----------   -----------   -----------
NET INCOME ..............................   $ 9,353,593   $10,152,100   $ 8,488,075
                                            ===========   ===========   ===========
EARNINGS PER SHARE ......................   $      6.24   $      6.77   $      5.66
                                            ===========   ===========   ===========

                       STATEMENTS OF BENEFICIARIES' EQUITY

                                                     YEAR ENDED DECEMBER 31
                                            ---------------------------------------
                                                1999          1998          1997
                                            -----------   -----------   -----------

Balance at beginning of year ............   $14,521,568   $13,819,468   $14,331,393
Net income for the year .................     9,353,593    10,152,100     8,488,075
                                            -----------   -----------   -----------
                                             23,875,161    23,971,568    22,819,468
Deduct declaration of distributions
 on shares of beneficial interest, per
 share: 1999 - $6.10; 1998 - $6.30;
 1997 - $6.00 ...........................     9,150,000     9,450,000     9,000,000
                                            -----------   -----------   -----------
Balance at end of year ..................   $14,725,161   $14,521,568   $13,819,468
                                            ===========   ===========   ===========

                             See accompanying notes.

                       GREAT NORTHERN IRON ORE PROPERTIES

                                 BALANCE SHEETS

                                     ASSETS

                                                                      DECEMBER 31
                                                             ---------------------------
                                                                 1999            1998
                                                             -----------     -----------
CURRENT ASSETS
  Cash and cash equivalents ..............................   $   364,842     $   941,071
  United States Treasury securities (NOTE B) .............     4,416,704       4,227,268
  Royalties receivable ...................................     2,569,023       2,485,333
  Prepaid expenses .......................................         2,760           3,755
                                                             -----------     -----------
TOTAL CURRENT ASSETS .....................................     7,353,329       7,657,427
NONCURRENT ASSETS
  United States Treasury Notes (NOTE B) ..................     4,135,193       4,083,331
  Prepaid pension expense (NOTE E) .......................       433,397         317,518
                                                             -----------     -----------
                                                               4,568,590       4,400,849
PROPERTIES
  Mineral lands (NOTES B AND C) ..........................    38,437,846      38,246,311
  Less allowances for depletion and amortization .........    33,258,721      33,072,841
                                                             -----------     -----------
                                                               5,179,125       5,173,470
  Building and equipment -- at cost, less
   allowances for accumulated depreciation
   (1999 - $175,251; 1998 - $166,137) ....................       105,791         109,278
                                                             -----------     -----------
                                                               5,284,916       5,282,748
                                                             -----------     -----------
                                                             $17,206,835     $17,341,024
                                                             ===========     ===========

                      LIABILITIES AND BENEFICIARIES' EQUITY

CURRENT LIABILITIES
  Accounts payable and accrued expenses ..................   $    81,674     $   119,456
  Distributions ..........................................     2,400,000       2,700,000
                                                             -----------     -----------
TOTAL CURRENT LIABILITIES ................................     2,481,674       2,819,456
BENEFICIARIES' EQUITY, including certificate
 holders' equity, represented by 1,500,000 shares
 of beneficial interest authorized and outstanding,
 and reversionary interest (NOTES A AND D) ...............    14,725,161      14,521,568
                                                             -----------     -----------
                                                             $17,206,835     $17,341,024
                                                             ===========     ===========

                             See accompanying notes.

                       GREAT NORTHERN IRON ORE PROPERTIES

                            STATEMENTS OF CASH FLOWS

                                                              YEAR ENDED DECEMBER 31
                                                    -------------------------------------------
                                                        1999            1998           1997
                                                    ------------   ------------    ------------
OPERATING ACTIVITIES
  Cash received from royalties and rents .........  $ 10,202,717   $ 10,514,397    $ 10,041,465
  Cash paid to suppliers and employees ...........    (1,508,428)    (1,465,617)     (1,371,737)
  Interest received ..............................       457,676        470,274         526,902
                                                    ------------   ------------    ------------
    NET CASH PROVIDED BY
     OPERATING ACTIVITIES ........................     9,151,965      9,519,054       9,196,630
INVESTING ACTIVITIES
  U.S. Treasury securities purchased .............    (4,400,000)    (3,400,000)     (3,050,000)
  U.S. Treasury securities matured ...............     4,149,297      3,350,000       3,325,000
  Net expenditures for equipment .................       (27,491)       (24,430)        (43,191)
                                                    ------------   ------------    ------------
    NET CASH (USED IN) PROVIDED BY
     INVESTING ACTIVITIES ........................      (278,194)       (74,430)        231,809
FINANCING ACTIVITIES
  Distributions paid .............................    (9,450,000)    (9,000,000)     (9,380,000)
                                                    ------------   ------------    ------------
    NET CASH USED IN FINANCING ACTIVITIES             (9,450,000)    (9,000,000)     (9,380,000)
                                                    ------------   ------------    ------------
NET (DECREASE) INCREASE IN CASH
 AND CASH EQUIVALENTS ............................      (576,229)       444,624          48,439

CASH AND CASH EQUIVALENTS
 AT BEGINNING OF YEAR ............................       941,071        496,447         448,008
                                                    ------------   ------------    ------------
CASH AND CASH EQUIVALENTS
 AT END OF YEAR ..................................  $    364,842   $    941,071    $    496,447
                                                    ============   ============    ============
RECONCILIATION OF NET INCOME TO NET
 CASH PROVIDED BY OPERATING ACTIVITIES
  Net income .....................................  $  9,353,593   $ 10,152,100    $  8,488,075
  Adjustments to reconcile net income to net
   cash provided by operating activities:
    Depreciation and amortization ................       216,858        201,505         183,033
    Net (increase) decrease in assets:
      Accrued interest ...........................         9,405        (19,307)          2,673
      Royalties receivable .......................       (83,690)      (587,779)        752,326
      Prepaid expenses ...........................      (114,884)       (45,765)        (17,602)
      Surface lands ..............................      (191,535)      (191,000)       (216,775)
    Net increase (decrease) in liabilities:
      Accrued liabilities ........................       (37,782)         9,300           4,900
                                                    ------------   ------------    ------------
       NET CASH PROVIDED BY
        OPERATING ACTIVITIES .....................  $  9,151,965   $  9,519,054    $  9,196,630
                                                    ============   ============    ============

                             See accompanying notes.

                       GREAT NORTHERN IRON ORE PROPERTIES

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999


NOTE A - BUSINESS AND TERMINATION OF THE TRUST
         AND LEGAL PROCEEDINGS

     The Trust is presently involved solely with the leasing and maintenance of mineral lands owned by the Trust on the Mesabi Iron Range of Minnesota. Royalty income is derived from taconite production and minimums. Royalty income (which is not in direct ratio to tonnage shipped) from significant operating lessees was as follows: 1999 -- $4,662,000 and $4,024,000; 1998 -- $5,426,000 and
$4,821,000; and 1997 -- $4,954,000 and $4,069,000.

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

     By a letter dated April 7, 1999, certificate holders of record as of March 3, 1999 and the reversioner were notified of a hearing on May 12, 1999 in Ramsey County Courthouse, Saint Paul, Minnesota, for the purpose of settling and allowing the Trust accounts for the year 1998. By Court Order signed and dated May 12, 1999, the 1998 accounts were settled and allowed in all respects. By previous Orders, the Court settled and allowed the accounts of the Trustees for preceding years of the Trust.

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

     The Trustees provided annual income tax information in January 2000 to certificate holders of record with holdings on any of the four quarterly record dates during 1999. This information included a:

     SUBSTITUTE FORM 1099-MISC -- This form reported one's 1999 allocable share of income from the Trust, distributions declared and any taxes withheld. (Foreign certificate holders received a Form 1042S.)

     TRUST SUPPLEMENTAL STATEMENT -- This statement reported the number of units (shares) held on any of the four quarterly record dates in 1999.

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

     SECURITIES: United States Treasury securities are classified as "held-to-maturity" securities and are carried at cost, adjusted for amortization of premium and accrued interest. Securities listed as noncurrent assets will mature in 2001. Following is an analysis of the securities as of December 31:


                                            CURRENT                       NONCURRENT
                                  --------------------------     ---------------------------
                                     1999            1998           1999             1998
                                  ----------      ----------     ----------       ----------
Aggregate fair value .........    $4,346,625      $4,181,609     $4,039,789       $4,060,594
Gross unrealized
 holding gains ...............          (149)        (19,552)            --          (23,094)
Gross unrealized
 holding losses ..............        22,384           1,688         43,262            6,221
                                  ----------      ----------     ----------       ----------
Amortized cost basis .........     4,368,860       4,163,745      4,083,051        4,043,721
Accrued interest .............        47,844          63,523         52,142           39,610
                                  ----------      ----------     ----------       ----------
                                  $4,416,704      $4,227,268     $4,135,193       $4,083,331
                                  ==========      ==========     ==========       ==========

     MINERAL LANDS: Mineral lands, including surface lands, are carried at amounts which represent, principally, either cost at acquisition or values on March 1, 1913. The value of the merchantable ore deposits was established on March 1, 1913 for federal income tax purposes. No value has been estimated or recorded for taconite deposits held on March 1, 1913, since they were not then thought to be merchantable. The cost of surface lands acquired to facilitate mining operations was amortized (noncash expense) in the amounts of $185,880, $174,120 and $161,520 for the years 1999, 1998 and 1997, respectively (see Note C).

     ROYALTY INCOME: Royalties from mineral leases are taken into income as earned. Accumulated advance royalties received and taken into income on ore not yet mined amounted to $3,480,383 on December 31, 1999 and $2,203,051 on December 31, 1998. The advance royalties collected involve no liabilities on the part of the Trust except to permit the mining of the ore from leases on which the advance royalties have been paid.

     USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from the estimates.

     EARNINGS PER SHARE: Earnings per share is determined by dividing net income for the period by the number of weighted-average shares of beneficial interest outstanding. Weighted-average shares outstanding were 1,500,000 as of December 31, 1999, 1998 and 1997. Basic and diluted earnings per share are the same.

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

                                               1999            1998
                                            ----------      ----------
Attorneys' fees and expenses ...........    $1,024,834      $1,024,834
Cost of surface lands ..................     5,564,104       5,372,569
Shipment credits (cumulative) ..........      (722,555)       (628,698)
Asset disposition credits ..............       (20,000)        (20,000)
                                            ----------      ----------
Principal Charges account ..............    $5,846,383      $5,748,705
                                            ==========      ==========

     Upon termination of the Trust, the Trustees shall either sell tangible assets or obtain a loan with tangible assets as security to provide monies for distribution to the certificate holders in the amount of the Principal Charges account balance.

NOTE E - PENSION PLAN

     The Trust has a noncontributory defined benefit plan which covers all employees. The Trustees are not eligible for pension benefits under the plan based on services as Trustees. A summary of the components of net periodic pension cost (benefit), a noncash item, for 1999, 1998 and 1997 is as follows:

                                           1999          1998          1997
                                        ---------     ---------     ---------
Service cost ........................   $  68,011     $  85,758     $  72,395
Interest cost .......................     195,159       190,787       185,912
Expected return on assets ...........    (332,956)     (290,575)     (252,620)
Net amortization ....................     (46,093)      (32,918)      (21,531)
                                        ---------     ---------     ---------
Net pension cost (benefit) ..........   $(115,879)    $ (46,948)    $ (15,844)
                                        =========     =========     =========

     Weighted-average assumptions used in the measurement of the benefit obligation as of December 31 were:

                                                           1999         1998
                                                        ---------    ---------
Discount rate .....................................       7.75%        6.75%
Rate of compensation increase .....................       3.50%        3.50%
Expected return on plan assets ....................       8.00%        8.00%

     The following table sets forth the change in benefit obligation:

                                                      1999             1998
                                                   ----------      ----------
Obligation at January 1 .......................    $2,987,349      $2,813,397
Service cost ..................................        68,011          85,758
Interest cost .................................       195,159         190,787
Actuarial (gain) loss .........................      (282,944)         91,701
Benefit payments ..............................      (203,991)       (194,294)
                                                   ----------      ----------
Obligation at December 31 .....................    $2,763,584      $2,987,349
                                                   ==========      ==========

     The following table sets forth the change in the fair value of plan assets:

                                                       1999            1998
                                                   ----------      ----------
Fair value of plan assets at January l ........    $4,258,056      $3,720,057
Actual return on plan assets ..................       419,525         732,293
Benefit payments ..............................      (203,991)       (194,294)
                                                   ----------      ----------
Fair value of plan assets at December 31 ......    $4,473,590      $4,258,056
                                                   ==========      ==========

     The following table sets forth the plan's funded status and amounts recognized in the balance sheets at December 31:

                                                      1999             1998
                                                   ----------      ----------
Benefit obligation .............................   $2,763,584      $2,987,349
Fair value of plan assets ......................    4,473,590       4,258,056
                                                   ----------      ----------
Plan assets in excess of benefit obligation ....    1,710,006       1,270,707
Unrecognized net gain ..........................   (1,283,759)       (941,721)
Unrecognized prior service cost ................       98,591         125,697
Unrecognized net transition asset ..............      (91,441)       (137,165)
                                                   ----------      ----------
Prepaid pension expense ........................   $  433,397      $  317,518
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

NOTE G - LEASE COMMITMENTS

     The Trust leases office facilities in Saint Paul, Minnesota. These leases include various renewal options and exclude any contingent rental provisions. Rental expense for these operating leases amounted to $59,192, $44,968 and $43,736 for the years 1999, 1998 and 1997, respectively.

                          REPORT OF ERNST & YOUNG LLP,

                              INDEPENDENT AUDITORS




To the Trustees
Great Northern Iron Ore Properties

     We have audited the accompanying balance sheets of Great Northern Iron Ore Properties as of December 31, 1999 and 1998, and the related statements of beneficiaries' equity, income and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great Northern Iron Ore Properties at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


                                        /s/ Ernst & Young LLP


Minneapolis, Minnesota
January 28, 2000

                       GREAT NORTHERN IRON ORE PROPERTIES

                              SUMMARY OF SHIPMENTS


                                                     FULL TONS SHIPPED
                                        --------------------------------------------
                                                                           TOTAL TO
                              OWNERSHIP                                   JANUARY 1,
NO.             MINE           INTEREST    1999       1998       1997        2000
--- ------------------------- --------- ---------  ---------  ---------  -----------
1.  Mahoning ................    100%   1,610,837  2,623,282  1,981,727  149,773,425
2.  Ontario .................    100%          --     63,638    421,251    8,727,647
3.  Ontario .................     50%     263,465     52,859    204,354   15,440,042
4.  Section 18 ..............    100%         126        130     13,068   27,911,755
5.  Stevenson ...............    100%          --         --     30,496   35,091,562
6.  Russell Annex ...........     50%     811,726    656,034    306,278    2,935,023
7.  Wentworth ...............    100%     432,872    154,752     29,120    6,471,138
8.  Minntac .................    100%   3,014,550  2,833,531  2,376,940   30,491,637
                                        ---------  ---------  ---------  -----------
                                        6,133,576  6,384,226  5,363,234  276,842,229
    Shipments from inactive
     mines and those
     exhausted, surrendered
     or sold prior to this
     year                                      --         --         --  323,455,045
                                        ---------  ---------  ---------  -----------
      TOTAL .................           6,133,576  6,384,226  5,363,234  600,297,274
                                        =========  =========  =========  ===========



NO.              OPERATING INTEREST
---    -------------------------------------

1-3    Hibbing Taconite Company
4-6    National Steel Corporation
  7    LTV Steel Mining Company
  8    United States Steel Corporation (USX)

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