Form 10-K405, Exhibit 13
period 2000-12-31
GREAT NORTHERN IRON ORE PROPERTIES
filed 2001-03-09
CIK 43410

Exhibit 13--Annual Report to Certificate Holders



                               GREAT NORTHERN IRON

                                 ORE PROPERTIES





                                -----------------





                                  NINETY-FOURTH
                          ANNUAL REPORT OF THE TRUSTEES
                             TO CERTIFICATE HOLDERS






                                       FOR
                          YEAR ENDED DECEMBER 31, 2000

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

                         Wells Fargo Shareowner Services
                                 P.O. Box 64854
                        Saint Paul, Minnesota 55164-0854

                            Toll-free: 1-800-468-9716

                            MESABI IRON RANGE OFFICE

                             801 East Howard Street
                          Hibbing, Minnesota 55746-0429

                                 (218) 262-3886
                               Fax (218) 262-4295

                       GREAT NORTHERN IRON ORE PROPERTIES

                              SUMMARY OF OPERATIONS

                                                                              YEAR ENDED DECEMBER 31
                                                  -------------------------------------------------------------------------------
                                                     2000             1999             1998             1997             1996
                                                  -----------      -----------      -----------      -----------      -----------
Shipments from our mines (tons) ................    6,942,539        6,133,576        6,384,226        5,363,234        5,979,527
Royalty income .................................  $11,772,582      $10,427,611      $11,234,050      $ 9,416,979      $ 9,978,603
Other income ...................................      577,825          498,602          548,707          613,164          551,597
Net income .....................................   10,790,588        9,353,593       10,152,100        8,488,075        8,988,486
Total assets ...................................   18,995,305       17,206,835       17,341,024       16,179,624       17,066,649
Average shares outstanding .....................    1,500,000        1,500,000        1,500,000        1,500,000        1,500,000
Earnings per share, based on weighted-average
 shares outstanding during the year ............  $      7.19      $      6.24      $      6.77      $      5.66      $      5.99
Declared distributions per share ...............  $      6.80(1)   $      6.10(2)   $      6.30(3)   $      6.00(4)   $      5.80(5)

                                ----------------

  (1) $1.10 pd 4/28/00; $1.50 pd 7/31/00; $1.80 pd 10/31/00; $2.40 pd 1/31/01
  (2) $1.40 pd 4/30/99; $1.50 pd 7/30/99; $1.60 pd 10/29/99; $1.60 pd 1/31/00
  (3) $1.20 pd 4/30/98; $1.50 pd 7/31/98; $1.80 pd 10/30/98; $1.80 pd 1/29/99
  (4) $1.50 pd 4/30/97; $1.50 pd 7/31/97; $1.50 pd 10/31/97; $1.50 pd 1/30/98
  (5) $1.35 pd 4/30/96; $1.15 pd 7/31/96; $1.60 pd 10/31/96; $1.70 pd 1/31/97


   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

Results of Operations: "Royalty income" for 2000 was greater than that of 1999 primarily due to increased taconite production from Trust lands. "Royalty income" for 1999 was less than that of 1998 primarily due to a lower overall average royalty rate earned. "Other income" for 2000 was greater than that of 1999 mainly due to increased timber revenues received. "Other income" for 1999 was less than that of 1998 mainly due to a lower overall yield on investments. Please refer to Note A of the Financial Statements which provides general information about Great Northern Iron Ore Properties.

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

     During 2000, the major source of income to the Trust was royalty derived from taconite production and minimum royalties. Accumulated advance royalties received and taken into income on ore not yet mined amounted to $4,711,981 on December 31, 2000. These advance royalties collected involve no liabilities on the part of the Trust except to permit the mining of the ore from leases on which the advance royalties have been paid.

     Strong taconite production, particularly in the second half of 2000, resulted in another good year for the Trust. Most of the Trust's primary lessees continued to operate at or near their capacity throughout most of the year. A Summary of Shipments is tabulated on the last page of this report.

     The Trustees declared four quarterly distributions in 2000 totaling $6.80 per share. The first, in the amount of $1.10 per share, was paid on April 28, 2000, to certificate holders of record on March 31, 2000; the second, in the amount of $1.50 per share, was paid on July 31, 2000, to certificate holders of record on June 30, 2000; the third, in the amount of $1.80 per share, was paid on October 31, 2000, to certificate holders of record on September 29, 2000; and the fourth, in the amount of $2.40 per share, was paid on January 31, 2001, to certificate holders of record on December 29, 2000.

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

     The Trustees intend to continue quarterly distributions and set the record date as of the last business day of each quarter. The next distribution will be paid in late April 2001 to certificate holders of record on March 30, 2001.

     Shares of beneficial interest in the Trust are traded on the New York Stock Exchange under the ticker symbol "GNI." There were 2,116 certificate holders of record on December 31, 2000. The high and low prices for the quarterly periods commencing January 1, 1999 through December 31, 2000 were as follows:

                                        2000                     1999
                                  ----------------         ----------------
QUARTER                           HIGH         LOW         HIGH        LOW
-------                           ----         ---         ----        ---
First .........................   $56          $49 1/2     $62 3/4     $55 1/4
Second ........................    52 3/16      49 3/8      64 1/4      59
Third .........................    55           49          61 7/8      58 3/4
Fourth ........................    57 1/4       48 1/4      59 15/16    53 9/16

     The following is a summary of quarterly results of operations (unaudited) for the years ended December 31, 2000 and 1999 (in thousands of dollars, except per share amounts):

                                                 QUARTER ENDED
                                ------------------------------------------------
                                MARCH 31      JUNE 30      SEPT. 30      DEC. 31
                                --------      -------      --------      -------
2000
  Royalty income ............... $  994       $ 2,801      $ 4,524       $ 3,454
  Interest and other income ....    147           130          135           166
                                 ------       -------      -------       -------
  Gross income .................  1,141         2,931        4,659         3,620
  Expenses .....................    441           368          393           358
                                 ------       -------      -------       -------
  Net income ................... $  700       $ 2,563      $ 4,266       $ 3,262
                                 ======       =======      =======       =======
  Earnings per share ........... $  .47       $  1.71      $  2.84       $  2.17
                                 ======       =======      =======       =======
1999
  Royalty income ............... $1,453       $ 3,065      $ 3,058       $ 2,852
  Interest and other income ....    141           113          112           132
                                 ------       -------      -------       -------
  Gross income .................  1,594         3,178        3,170         2,984
  Expenses .....................    426           366          384           396
                                 ------       -------      -------       -------
  Net income ................... $1,168       $ 2,812      $ 2,786       $ 2,588
                                 ======       =======      =======       =======
  Earnings per share ........... $  .78       $  1.87      $  1.86       $  1.73
                                 ======       =======      =======       =======

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

     A Tax Return Guide was mailed in January 2001 to all "record date" certificate holders shown on our stock transfer agent's records during 2000. This guide was intended to assist the investor in addressing many of the issues that arise in reporting the Trust operations for federal and state income tax purposes due to Section 646.

     We will, upon request, be happy to furnish certificate holders an Annual Report on Form 10-K and a Tax Return Guide for any recent year.


                                       Respectfully submitted,



                                       Joseph S. Micallef    Harry L. Holtz
                                       Roger W. Staehle      Robert A. Stein

Saint Paul, Minnesota
March 9, 2001

                       GREAT NORTHERN IRON ORE PROPERTIES

                              STATEMENTS OF INCOME

                                                           YEAR ENDED DECEMBER 31
                                              -------------------------------------------------
                                                  2000              1999               1998
                                              -----------        -----------        -----------
INCOME
  Royalties ...............................   $11,772,582        $10,427,611        $11,234,050
  Interest earned .........................       476,333            448,271            489,581
  Rent and other ..........................       101,492             50,331             59,126
                                              -----------        -----------        -----------
                                               12,350,407         10,926,213         11,782,757
EXPENSES
  Royalties ...............................         4,623              4,623              4,623
  Real estate and payroll taxes ...........       122,290            120,875            126,484
  Inspection and care of property .........       390,439            370,955            369,338
  Administrative and general ..............       809,224            859,309            928,707
  Provision for depreciation and
   amortization ...........................       233,243            216,858            201,505
                                              -----------        -----------        -----------
                                                1,559,819          1,572,620          l,630,657
                                              -----------        -----------        -----------
NET INCOME ................................   $10,790,588        $ 9,353,593        $10,152,100
                                              ===========        ===========        ===========
EARNINGS PER SHARE ........................   $      7.19        $      6.24        $      6.77
                                              ===========        ===========        ===========


                       STATEMENTS OF BENEFICIARIES' EQUITY

                                                            YEAR ENDED DECEMBER 31
                                              -------------------------------------------------
                                                  2000               1999               1998
                                              -----------        -----------        -----------
Balance at beginning of year ..............   $14,725,161        $14,521,568        $13,819,468
Net income for the year ...................    10,790,588          9,353,593         10,152,100
                                              -----------        -----------        -----------
                                               25,515,749         23,875,161         23,971,568
Deduct declaration of distributions on
 shares of beneficial interest, per
 share: 2000 - $6.80; 1999 - $6.10;
 1998 - $6.30 .............................    10,200,000          9,150,000          9,450,000
                                              -----------        -----------        -----------
Balance at end of year ....................   $15,315,749        $14,725,161        $14,521,568
                                              ===========        ===========        ===========


                             See accompanying notes.

                       GREAT NORTHERN IRON ORE PROPERTIES

                                 BALANCE SHEETS

                                     ASSETS

                                                                     DECEMBER 31
                                                             ---------------------------
                                                                 2000            1999
                                                             -----------     -----------
CURRENT ASSETS
  Cash and cash equivalents ..............................   $   475,841     $   364,842
  United States Treasury securities (NOTE B) .............     5,530,749       4,416,704
  Royalties receivable ...................................     3,157,655       2,569,023
  Prepaid expenses .......................................         2,760           2,760
                                                             -----------     -----------
TOTAL CURRENT ASSETS .....................................     9,167,005       7,353,329

NONCURRENT ASSETS
  United States Treasury Notes (NOTE B) ..................     3,960,440       4,135,193
  Prepaid pension expense (NOTE E) .......................       583,852         433,397
                                                             -----------     -----------
                                                               4,544,292       4,568,590
PROPERTIES
  Mineral lands (NOTES B AND C) ..........................    38,577,007      38,437,846
  Less allowances for depletion and amortization .........    33,457,165      33,258,721
                                                             -----------     -----------
                                                               5,119,842       5,179,125
  Building and equipment -- at cost, less
   allowances for accumulated depreciation
   (2000 - $184,130; 1999 - $175,251) ....................       164,166         105,791
                                                             -----------     -----------
                                                               5,284,008       5,284,916
                                                             -----------     -----------
                                                             $18,995,305     $17,206,835
                                                             ===========     ===========

                      LIABILITIES AND BENEFICIARIES' EQUITY

CURRENT LIABILITIES
  Accounts payable and accrued expenses ..................   $    79,556     $    81,674
  Distributions ..........................................     3,600,000       2,400,000
                                                             -----------     -----------
TOTAL CURRENT LIABILITIES                                      3,679,556       2,481,674

BENEFICIARIES' EQUITY, including certificate
 holders' equity, represented by 1,500,000 shares of
 beneficial interest authorized and outstanding, and
 reversionary interest (NOTES A AND D) ...................    15,315,749      14,725,161
                                                             -----------     -----------
                                                             $18,995,305     $17,206,835
                                                             ===========     ===========


                             See accompanying notes.

                       GREAT NORTHERN IRON ORE PROPERTIES

                            STATEMENTS OF CASH FLOWS

                                                              YEAR ENDED DECEMBER 31
                                                     -----------------------------------------
                                                         2000           1999           1998
                                                     -----------    -----------    -----------
OPERATING ACTIVITIES
  Cash received from royalties and rents .........   $11,146,281    $10,202,717    $10,514,397
  Cash paid to suppliers and employees ...........    (1,479,149)    (1,508,428)    (1,465,617)
  Interest received ..............................       455,519        457,676        470,274
                                                     -----------    -----------    -----------
    NET CASH PROVIDED BY
     OPERATING ACTIVITIES ........................    10,122,651      9,151,965      9,519,054

INVESTING ACTIVITIES
  U.S. Treasury securities purchased .............    (5,268,478)    (4,400,000)    (3,400,000)
  U.S. Treasury securities matured ...............     4,350,000      4,149,297      3,350,000
  Net expenditures for equipment .................       (93,174)       (27,491)       (24,430)
                                                     -----------    -----------    -----------
    NET CASH USED IN
     INVESTING ACTIVITIES ........................    (1,011,652)      (278,194)       (74,430)

FINANCING ACTIVITIES
  Distributions paid .............................    (9,000,000)    (9,450,000)    (9,000,000)
                                                     -----------    -----------    -----------
    NET CASH USED IN
     FINANCING ACTIVITIES ........................    (9,000,000)    (9,450,000)    (9,000,000)
                                                     -----------    -----------    -----------
  NET INCREASE (DECREASE) IN CASH
   AND CASH EQUIVALENTS ..........................       110,999       (576,229)       444,624
  CASH AND CASH EQUIVALENTS
   AT BEGINNING OF YEAR ..........................       364,842        941,071        496,447
                                                     -----------    -----------    -----------
  CASH AND CASH EQUIVALENTS
   AT END OF YEAR ................................   $   475,841    $   364,842    $   941,071
                                                     ===========    ===========    ===========
RECONCILIATION OF NET INCOME TO NET
 CASH PROVIDED BY OPERATING ACTIVITIES
  Net income .....................................   $10,790,588    $ 9,353,593    $10,152,100
  Adjustments to reconcile net income to net
   cash provided by operating activities:
    Depreciation and amortization ................       233,243        216,858        201,505
    Net (increase) decrease in assets:
      Accrued interest ...........................       (20,814)         9,405        (19,307)
      Royalties receivable .......................      (588,632)       (83,690)      (587,779)
      Prepaid expenses ...........................      (150,455)      (114,884)       (45,765)
      Surface lands ..............................      (139,161)      (191,535)      (191,000)
    Net (decrease) increase in liabilities:
      Accrued liabilities ........................        (2,118)       (37,782)         9,300
                                                     -----------    -----------    -----------
         NET CASH PROVIDED BY
          OPERATING ACTIVITIES ...................   $10,122,651    $ 9,151,965    $ 9,519,054
                                                     ===========    ===========    ===========


                             See accompanying notes.

                       GREAT NORTHERN IRON ORE PROPERTIES

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000


NOTE A - BUSINESS AND TERMINATION OF THE TRUST
         AND LEGAL PROCEEDINGS

     The Trust is presently involved solely with the leasing and maintenance of mineral lands owned by the Trust on the Mesabi Iron Range of Minnesota. Royalty income is derived from taconite production and minimums. Royalty income (which is not in direct ratio to tonnage shipped) from significant operating lessees was as follows: 2000 - $6,327,000 and $4,890,000; 1999 - $4,662,000 and
$4,024,000; and 1998 - $5,426,000 and $4,821,000.

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

     In proceedings commenced in 1972, the Minnesota Supreme Court determined that while by the terms of the Trust, the Trustees are given discretionary powers to convert Trust assets to cash and to distribute the proceeds to certificate holders, they are limited in their exercise of those powers by the legal duty imposed by well established law of trusts to serve the interests of both term beneficiaries and the reversionary beneficiary with impartiality. Thus, the Trustees have no duty to exercise the powers of sale and distribution unless required to do so to serve both term and reversionary interests; and, if the need arises, the Trustees may petition the District Court of Ramsey County, Minnesota, for further instructions defining

NOTE A - BUSINESS AND TERMINATION OF THE TRUST
         AND LEGAL PROCEEDINGS (CONTINUED)

what is required in a particular case to balance the interests of certificate holders and reversioner. Also, the Court, in effect, held that the Trust is a conventional trust, rather than a business trust, and must operate within the framework of well established trust law.

     By a letter dated April 14, 2000, certificate holders of record as of March 1, 2000 and the reversioner were notified of a hearing on May 24, 2000 in Ramsey County Courthouse, Saint Paul, Minnesota, for the purpose of settling and allowing the Trust accounts for the year 1999. By Court Order signed and dated May 24, 2000, the 1999 accounts were settled and allowed in all respects. By previous Orders, the Court settled and allowed the accounts of the Trustees for preceding years of the Trust.

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

     The Trustees provided annual income tax information in January 2001 to certificate holders of record with holdings on any of the four quarterly record dates during 2000. This information included a:

     SUBSTITUTE FORM 1099-MISC -- This form reported one's 2000 allocable share of income from the Trust, distributions declared and any taxes withheld. (Foreign certificate holders received a Form 1042S.)

     TRUST SUPPLEMENTAL STATEMENT -- This statement reported the number of units (shares) held on any of the four quarterly record dates in 2000.

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

     SECURITIES: United States Treasury securities are classified as "held-to-maturity" securities and are carried at cost, adjusted for amortization of premium and accrued interest. Securities listed as noncurrent assets will mature in 2002. Following is an analysis of the securities as of December 31:

                                       CURRENT                   NONCURRENT
                              ------------------------    ------------------------
                                 2000          1999          2000          1999
                              ----------    ----------    ----------    ----------
Aggregate fair value ......   $5,455,725    $4,346,625    $3,940,843    $4,039,789
Gross unrealized
 holding gains ............      (22,058)         (149)      (49,320)           --
Gross unrealized
 holding losses ...........        3,421        22,384            --        43,262
                              ----------    ----------    ----------    ----------
Amortized cost basis ......    5,437,088     4,368,860     3,891,523     4,083,051
Accrued interest ..........       93,661        47,844        68,917        52,142
                              ----------    ----------    ----------    ----------
                              $5,530,749    $4,416,704    $3,960,440    $4,135,193
                              ==========    ==========    ==========    ==========

     MINERAL LANDS: Mineral lands, including surface lands, are carried at amounts which represent, principally, either cost at acquisition or values on March 1, 1913. The value of the merchantable ore deposits was established on March 1, 1913 for federal income tax purposes. No value has been estimated or recorded for taconite deposits held on March 1, 1913, since they were not then thought to be merchantable. The cost of surface lands acquired to facilitate mining operations was amortized (noncash expense) in the amounts of $198,444, $185,880 and $174,120 for the years 2000, 1999 and 1998, respectively (see Note
C).

     ROYALTY INCOME: Royalties from mineral leases are taken into income as earned. Accumulated advance royalties received and taken into income on ore not yet mined amounted to $4,711,981 on December 31, 2000 and $3,480,383 on December 31, 1999. The advance royalties collected involve no liabilities on the part of the Trust except to permit the mining of the ore from leases on which the advance royalties have been paid.

     USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from the estimates.

     EARNINGS PER SHARE: Earnings per share is determined by dividing net income for the period by the number of weighted-average shares of beneficial interest outstanding. Weighted-average shares outstanding were 1,500,000 as of December 31, 2000, 1999 and 1998. Basic and diluted earnings per share are the same.

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

                                                          2000          1999
                                                       ----------    ----------
Attorneys' fees and expenses .......................   $1,024,834    $1,024,834
Cost of surface lands ..............................    5,703,265     5,564,104
Shipment credits (cumulative) ......................     (837,068)     (722,555)
Asset disposition credits ..........................      (20,106)      (20,000)
                                                       ----------    ----------
Principal Charges account ..........................   $5,870,925    $5,846,383
                                                       ==========    ==========

     Upon termination of the Trust, the Trustees shall either sell tangible assets or obtain a loan with tangible assets as security to provide monies for distribution to the certificate holders in the amount of the Principal Charges account balance.

NOTE E - PENSION PLAN

     The Trust has a noncontributory defined benefit plan which covers all employees. The Trustees are not eligible for pension benefits under the plan based on services as Trustees. A summary of the components of net periodic pension cost (benefit), a noncash item, for 2000, 1999 and 1998 is as follows:

                                               2000         1999         1998
                                            ---------    ---------    ---------
Service cost ............................   $  58,977    $  68,011    $  85,758
Interest cost ...........................     206,767      195,159      190,787
Expected return on assets ...............    (350,238)    (332,956)    (290,575)
Net amortization ........................     (65,961)     (46,093)     (32,918)
                                            ---------    ---------    ---------
Net pension benefit .....................   $(150,455)   $(115,879)   $ (46,948)
                                            =========    =========    =========

     Weighted-average assumptions used in the measurement of the benefit obligation as of December 31 were:

                                                                  2000     1999
                                                                  ----     ----
Discount rate ................................................    7.50%    7.75%
Rate of compensation increase ................................    3.50%    3.50%
Expected return on plan assets ...............................    8.00%    8.00%

     The following table sets forth the change in benefit obligation:

                                                          2000          1999
                                                       ----------    ----------
Obligation at January 1 ...........................    $2,763,584    $2,987,349
Service cost ......................................        58,977        68,011
Interest cost .....................................       206,767       195,159
Actuarial gain ....................................       (25,862)     (282,944)
Benefit payments ..................................      (234,201)     (203,991)
                                                       ----------    ----------
Obligation at December 31 .........................    $2,769,265    $2,763,584
                                                       ==========    ==========

     The following table sets forth the change in the fair value of plan assets:

                                                          2000          1999
                                                       ----------    ----------
Fair value of plan assets at January l ............    $4,473,590    $4,258,056
Actual return on plan assets ......................        16,019       419,525
Benefit payments ..................................      (234,201)     (203,991)
                                                       ----------    ----------
Fair value of plan assets at December 31 ..........    $4,255,408    $4,473,590
                                                       ==========    ==========

     The following table sets forth the plan's funded status and amounts recognized in the balance sheets at December 31:

                                                         2000           1999
                                                      ----------    -----------
Benefit obligation ...............................    $2,769,265    $ 2,763,584
Fair value of plan assets ........................     4,255,408      4,473,590
                                                      ----------    -----------
Plan assets in excess of benefit obligation ......     1,486,143      1,710,006
Unrecognized net gain ............................      (928,059)    (1,283,759)
Unrecognized prior service cost ..................        71,485         98,591
Unrecognized net transition asset ................       (45,717)       (91,441)
                                                      ----------    -----------
Prepaid pension expense ..........................    $  583,852    $   433,397
                                                      ==========    ===========

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

NOTE G - LEASE COMMITMENTS

     The Trust leases office facilities in Saint Paul, Minnesota. These leases include various renewal options and exclude any contingent rental provisions. Rental expense for these operating leases amounted to $60,771, $59,192 and $44,968 for the years 2000, 1999 and 1998, respectively.

                          REPORT OF ERNST & YOUNG LLP,

                              INDEPENDENT AUDITORS



To the Trustees
Great Northern Iron Ore Properties

     We have audited the accompanying balance sheets of Great Northern Iron Ore Properties as of December 31, 2000 and 1999, and the related statements of beneficiaries' equity, income and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great Northern Iron Ore Properties at December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.


                                         /s/ Ernst & Young LLP


Minneapolis, Minnesota
January 26, 2001

                       GREAT NORTHERN IRON ORE PROPERTIES

                              SUMMARY OF SHIPMENTS

                                                           FULL TONS SHIPPED
                                              --------------------------------------------
                                                                                 TOTAL TO
                                    OWNERSHIP                                   JANUARY 1,
NO.               MINE              INTEREST     2000       1999       1998        2001
--- ------------------------------- --------- ---------  ---------  ---------  -----------
 1.   Mahoning ....................    100%   2,101,371  1,610,837  2,623,282  151,874,796
 2.   Ontario .....................    100%          --         --     63,638    8,727,647
 3.   Ontario .....................     50%     353,310    263,465     52,859   15,793,352
 4.   Section 18 ..................    100%       5,790        126        130   27,917,545
 5.   Russell Annex ...............     50%     477,678    811,726    656,034    3,412,701
 6.   Wentworth ...................    100%      34,721    432,872    154,752    6,505,859
 7.   Minntac .....................    100%   3,969,669  3,014,550  2,833,531   34,461,306
                                              ---------  ---------  ---------  -----------
                                              6,942,539  6,133,576  6,384,226  248,693,206

      Shipments from inactive
      mines and those
      exhausted, surrendered
      or sold prior to this year ..........          --         --         --  358,546,607
                                              ---------  ---------  ---------  -----------
       TOTAL ..............................   6,942,539  6,133,576  6,384,226  607,239,813
                                              =========  =========  =========  ===========

NO.              OPERATING INTEREST
---    -------------------------------------
1-3    Hibbing Taconite Company
4-5    National Steel Corporation
  6    LTV Steel Mining Company
  7    United States Steel Corporation (USX)

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