Form 10-K405, Exhibit 13
period 2001-12-31
GREAT NORTHERN IRON ORE PROPERTIES
filed 2002-03-15
CIK 43410

Exhibit 13 - Annual Report to Certificate Holders


                               GREAT NORTHERN IRON

                                 ORE PROPERTIES





                                 --------------





                                  NINETY-FIFTH
                          ANNUAL REPORT OF THE TRUSTEES
                             TO CERTIFICATE HOLDERS






                                       FOR
                          YEAR ENDED DECEMBER 31, 2001

                       GREAT NORTHERN IRON ORE PROPERTIES
                       W-1290 First National Bank Building
                              332 Minnesota Street
                        Saint Paul, Minnesota 55101-1361


                                 (651) 224-2385
                               Fax (651) 224-2387

                                 --------------

            TRUSTEES                       OFFICERS

            JOSEPH S. MICALLEF             JOSEPH S. MICALLEF
             President of the Trustees      Chief Executive Officer

            ROGER W. STAEHLE*              THOMAS A. JANOCHOSKI
             Adjunct Professor              Vice President and Secretary
             University of Minnesota        Chief Financial Officer

            ROBERT A. STEIN*               ROGER P. JOHNSON
             Executive Director             Manager of Mines
             American Bar Association       Chief Engineer

            JOHN H. ROE, III*
             Chairman
             Bemis Company, Inc.


                                *Audit Committee

                                 --------------

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

                                 (218) 262-3886
                               Fax (218) 262-4295

                       GREAT NORTHERN IRON ORE PROPERTIES

                              SUMMARY OF OPERATIONS

                                                                               YEAR ENDED DECEMBER 31
                                                    ---------------------------------------------------------------------------
                                                        2001            2000            1999            1998            1997
                                                    -----------     -----------     -----------     -----------     -----------
Shipments from our mines (tons) ..................    5,677,672       6,942,539       6,133,576       6,384,226       5,363,234
Royalty income ...................................  $ 9,810,504     $11,772,582     $10,427,611     $11,234,050     $ 9,416,979
Other income .....................................      590,286         577,825         498,602         548,707         613,164
Net income .......................................    8,646,878      10,790,588       9,353,593      10,152,100       8,488,075
Total assets .....................................   17,455,283      18,995,305      17,206,835      17,341,024      16,179,624
Average shares outstanding .......................    1,500,000       1,500,000       1,500,000       1,500,000       1,500,000
Earnings per share, based on weighted-average
 shares outstanding during the year ..............  $      5.76     $      7.19     $      6.24     $      6.77     $      5.66
Declared distributions per share .................  $      6.00(1)  $      6.80(2)  $      6.10(3)  $      6.30(4)  $      6.00(5)

                               ----------------

  (1) $1.40 pd 4/30/01; $1.50 pd 7/31/01; $1.50 pd 10/31/01; $1.60 pd 1/31/02
  (2) $1.10 pd 4/28/00; $1.50 pd 7/31/00; $1.80 pd 10/31/00; $2.40 pd 1/31/01
  (3) $1.40 pd 4/30/99; $1.50 pd 7/30/99; $1.60 pd 10/29/99; $1.60 pd 1/31/00
  (4) $1.20 pd 4/30/98; $1.50 pd 7/31/98; $1.80 pd 10/30/98; $1.80 pd 1/29/99
  (5) $1.50 pd 4/30/97; $1.50 pd 7/31/97; $1.50 pd 10/31/97; $1.50 pd 1/30/98

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

Results of Operations: "Royalty income" for 2001 was less than that of 2000 primarily due to decreased taconite production from Trust lands. "Royalty income" for 2000 was greater than that of 1999 primarily due to increased taconite production from Trust lands. "Other income" for 2001 was slightly more than that of 2000 mainly due to improved investment income, offset in part by reduced timber revenues received. "Other income" for 2000 was greater than that of 1999 mainly due to increased timber revenues received. Please refer to Note A of the Financial Statements which provides general information about Great Northern Iron Ore Properties.

Liquidity: In the interest of preservation of principal of Court-approved reserves and guided by the restrictive provisions of Section 646 of the Tax Reform Act of 1986, as amended, monies are invested primarily in United States Treasury securities with maturity dates not to exceed three years and, along with cash flows from operations, are deemed adequate to meet currently foreseeable liquidity needs.

To Certificate Holders:

     The Trustees of Great Northern Iron Ore Properties ("Trust") own fee title to certain mineral and nonmineral lands situated on the Mesabi Iron Range of Minnesota. Many of these properties are leased to companies that mine the ores. The Trust has no subsidiaries.

     During 2001, the major source of income to the Trust was royalty derived from taconite production and minimum royalties. Certain leases provide the mining companies the ability to offset excess royalties due on future production, if any and when mined, against minimum royalties paid in prior periods. Such accumulated minimum royalties amounted to $6,116,215 on December 31, 2001.

     Production from Trust lands was less than last year due to lessee production cutbacks caused primarily by increased foreign steel imports and the resultant steel industry downturn. A Summary of Shipments is tabulated on the last page of this report.

     The Trustees declared four quarterly distributions in 2001 totaling $6.00 per share. The first, in the amount of $1.40 per share, was paid on April 30, 2001, to certificate holders of record on March 30, 2001; the second, in the amount of $1.50 per share, was paid on July 31, 2001, to certificate holders of record on June 29, 2001; the third, in the amount of $1.50 per share, was paid on October 31, 2001, to certificate holders of record on September 28, 2001; and the fourth, in the amount of $1.60 per share, was paid on January 31, 2002, to certificate holders of record on December 31, 2001.

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

     The Trustees intend to continue quarterly distributions and set the record date as of the last business day of each quarter. The next distribution will be paid in late April 2002 to certificate holders of record on March 28, 2002.

     Shares of beneficial interest in the Trust are traded on the New York Stock Exchange under the ticker symbol "GNI." There were 1,975 certificate holders of record on December 31, 2001. The high and low prices for the quarterly periods commencing January 1, 2000 through December 31, 2001 were as follows:

                                   2001                        2000
                         ----------------------      ----------------------
     QUARTER                HIGH          LOW           HIGH          LOW
     -------             --------      --------      --------      --------
     First ..........    $  68.65      $  53.75      $  56.00      $  49.50
     Second .........       69.75         56.65         52.19         49.38
     Third ..........       77.00         61.00         55.00         49.00
     Fourth .........       77.00         66.35         57.25         48.25

     The following is a summary of quarterly results of operations (unaudited) for the years ended December 31, 2001 and 2000 (in thousands of dollars, except per share amounts):

                                                   QUARTER ENDED
                                     -----------------------------------------
                                     MARCH 31    JUNE 30   SEPT. 30    DEC. 31
                                     --------   --------   --------   --------
2001
  Royalty income .................   $  1,930   $  3,177   $  2,097   $  2,607
  Interest and other income ......        157        144        145        144
                                     --------   --------   --------   --------
  Gross income ...................      2,087      3,321      2,242      2,751
  Expenses .......................        453        439        421        441
                                     --------   --------   --------   --------
  Net income .....................   $  1,634   $  2,882   $  1,821   $  2,310
                                     ========   ========   ========   ========
  Earnings per share .............   $   1.09   $   1.92   $   1.21   $   1.54
                                     ========   ========   ========   ========
2000
  Royalty income .................   $    994   $  2,801   $  4,524   $  3,454
  Interest and other income ......        147        130        135        166
                                     --------   --------   --------   --------
  Gross income ...................      1,141      2,931      4,659      3,620
  Expenses .......................        441        368        393        358
                                     --------   --------   --------   --------
  Net income .....................   $    700   $  2,563   $  4,266   $  3,262
                                     ========   ========   ========   ========
  Earnings per share .............   $    .47   $   1.71   $   2.84   $   2.17
                                     ========   ========   ========   ========

     The terms of the Great Northern Iron Ore Properties Trust Agreement, created December 7, 1906, state that the Trust shall continue for twenty years after the death of the last surviving of eighteen named in the Trust Agreement. The last survivor of these eighteen named in the Trust Agreement died April 6, 1995. According to the terms of the Trust Agreement, the Trust now terminates twenty (20) years from April 6, 1995, that being April 6, 2015. The termination of the Trust on April 6, 2015 means that there will be no trading of the Trust's 1,500,000 certificates of beneficial interest (shares) on the New York Stock Exchange beyond that date. At the end of the Trust, all monies remaining in the hands of the Trustees (after paying and providing for all expenses and obligations of the Trust) shall be distributed ratably among the certificate holders (term beneficiaries), while all property other than monies shall be conveyed and transferred to the reversionary beneficiary (formerly Lake Superior Company, Limited), or its successors or assigns (Glacier Park Company, a wholly owned subsidiary of Burlington Resources, Inc.). In addition, by the terms of a District Court Order dated November 29, 1982, the reversioner, in effect, is required to pay the balance in the Principal Charges account (as explained in Note D of the Financial Statements) which primarily represents the costs of acquiring homes and land parcels on the iron formation that are necessary for the orderly mine development by United States Steel Corporation under its 1959 lease with the Trustees. This account balance, which may increase or decrease, will be added to the cash distributable to the certificate holders of record at the termination of the Trust.

     In a press release dated April 2, 2001, the Trustees informed the public of the death of fellow Trustee, Harry L. Holtz, on April 1, 2001, at the age of 82.

Mr. Holtz served nearly thirty years as a Trustee beginning November 4, 1971. During his tenure as Trustee, he was appointed President and Chief Executive Officer of the Trust as of January 1, 1982 until his resignation from that position on December 31, 1998. He continued to serve actively as Trustee up until his death. Mr. Holtz' skill as a negotiator, his comprehensive trust experience and his business acumen greatly helped the Trust in its lease negotiations and business operations over the years. He will be missed by his fellow Trustees and the employees of the Trust.

     In a press release dated August 24, 2001, the Trustees announced the appointment of John H. Roe, III to the Board of Trustees, effective September 1, 2001, to fill the vacancy created by the death of Trustee Harry L. Holtz on April 1, 2001. By Court Order dated August 24, 2001, the appointment of Mr. Roe was confirmed by the Judge of District Court, Ramsey County, Minnesota, effective September 1, 2001. Mr. Roe is currently Chairman of the Board of Bemis Company, Inc. and had previously served as Chief Executive Officer of Bemis from May 1990 to May 2000. He holds a Bachelor of Arts degree from Williams College and a Master of Business Administration degree from Harvard Business School. He also continues to serve on a number of civic boards. In the Trustees' opinion, Mr. Roe's considerable business judgment and experience will be of great benefit to both the certificate holders and the reversioner.

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

     A Tax Return Guide was mailed in January 2002 to all "record date" certificate holders shown on our stock transfer agent's records during 2001. This guide was intended to assist the investor in addressing many of the issues that arise in reporting the Trust operations for federal and state income tax purposes due to Section 646.

     We will, upon request, be happy to furnish certificate holders an Annual Report on Form 10-K and a Tax Return Guide for any recent year.


                                        Respectfully submitted,



                                        Joseph S. Micallef   Roger W. Staehle
                                        Robert A. Stein      John H. Roe, III

Saint Paul, Minnesota
March 15, 2002

                       GREAT NORTHERN IRON ORE PROPERTIES

                              STATEMENTS OF INCOME

                                                       YEAR ENDED DECEMBER 31
                                               ---------------------------------------
                                                   2001          2000          1999
                                               -----------   -----------   -----------
INCOME
  Royalties ................................   $ 9,810,504   $11,772,582   $10,427,611
  Interest earned ..........................       518,446       476,333       448,271
  Rent and other ...........................        71,840       101,492        50,331
                                               -----------   -----------   -----------
                                                10,400,790    12,350,407    10,926,213
EXPENSES
  Royalties ................................         4,623         4,623         4,623
  Real estate and payroll taxes ............       136,828       122,290       120,875
  Inspection and care of property ..........       411,483       390,439       370,955
  Administrative and general ...............       956,948       809,224       859,309
  Provision for depreciation and
   amortization ............................       244,030       233,243       216,858
                                               -----------   -----------   -----------
                                                 1,753,912     1,559,819     l,572,620
                                               -----------   -----------   -----------
NET INCOME .................................   $ 8,646,878   $10,790,588   $ 9,353,593
                                               ===========   ===========   ===========
EARNINGS PER SHARE .........................   $      5.76   $      7.19   $      6.24
                                               ===========   ===========   ===========


                       STATEMENTS OF BENEFICIARIES' EQUITY

                                                        YEAR ENDED DECEMBER 31
                                               ---------------------------------------
                                                   2001          2000           1999
                                               -----------   -----------   -----------
Balance at beginning of year ...............   $15,315,749   $14,725,161   $14,521,568
Net income for the year ....................     8,646,878    10,790,588     9,353,593
                                               -----------   -----------   -----------
                                                23,962,627    25,515,749    23,875,161
Deduct declaration of distributions on
 shares of beneficial interest, per
 share: 2001 -- $6.00; 2000 -- $6.80;
 1999 -- $6.10 .............................     9,000,000    10,200,000     9,150,000
                                               -----------   -----------   -----------
Balance at end of year .....................   $14,962,627   $15,315,749   $14,725,161
                                               ===========   ===========   ===========

                             See accompanying notes.

                       GREAT NORTHERN IRON ORE PROPERTIES

                                 BALANCE SHEETS

                                     ASSETS
                                                                      DECEMBER 31
                                                               -------------------------
                                                                   2001          2000
                                                               -----------   -----------
CURRENT ASSETS
  Cash and cash equivalents ................................   $   759,281   $   475,841
  United States Treasury securities (NOTE B) ...............     4,344,646     5,530,749
  Royalties receivable .....................................     2,308,941     3,157,655
  Prepaid expenses .........................................         2,760         2,760
                                                               -----------   -----------
TOTAL CURRENT ASSETS .......................................     7,415,628     9,167,005

NONCURRENT ASSETS
  United States Treasury securities (NOTE B) ...............     4,278,541     3,960,440
  Prepaid pension expense (NOTE E) .........................       701,473       583,852
                                                               -----------   -----------
                                                                 4,980,014     4,544,292
PROPERTIES
  Mineral lands (NOTES B AND C) ............................    38,577,007    38,577,007
  Less allowances for depletion and amortization ...........    33,665,365    33,457,165
                                                               -----------   -----------
                                                                 4,911,642     5,119,842
  Building and equipment -- at cost, less
   allowances for accumulated depreciation
   (2001 -- $190,784; 2000 -- $184,130) ....................       147,999       164,166
                                                               -----------   -----------
                                                                 5,059,641     5,284,008
                                                               -----------   -----------
                                                               $17,455,283   $18,995,305
                                                               ===========   ===========

                      LIABILITIES AND BENEFICIARIES' EQUITY

CURRENT LIABILITIES
  Accounts payable and accrued expenses ....................   $    89,556   $    79,556
  Distributions ............................................     2,400,000     3,600,000
                                                               -----------   -----------
TOTAL CURRENT LIABILITIES ..................................     2,489,556     3,679,556

NONCURRENT LIABILITIES .....................................         3,100            --

BENEFICIARIES' EQUITY, including certificate
 holders' equity, represented by 1,500,000 shares of
 beneficial interest authorized and outstanding, and
 reversionary interest (NOTES A AND D) .....................    14,962,627    15,315,749
                                                               -----------   -----------
                                                               $17,455,283   $18,995,305
                                                               ===========   ===========

                             See accompanying notes.

                       GREAT NORTHERN IRON ORE PROPERTIES

                            STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31
                                                      --------------------------------------------
                                                          2001            2000            1999
                                                      ------------    ------------    ------------
OPERATING ACTIVITIES
  Cash received from royalties and rents ..........   $ 10,731,058    $ 11,146,281    $ 10,202,717
  Cash paid to suppliers and employees ............     (1,614,403)     (1,479,149)     (1,508,428)
  Interest received ...............................        542,970         455,519         457,676
                                                      ------------    ------------    ------------
    NET CASH PROVIDED BY
     OPERATING ACTIVITIES .........................      9,659,625      10,122,651       9,151,965

INVESTING ACTIVITIES
  United States Treasury securities purchased .....     (5,384,625)     (5,268,478)     (4,400,000)
  United States Treasury securities matured .......      6,228,103       4,350,000       4,149,297
  Net expenditures for equipment ..................        (19,663)        (93,174)        (27,491)
                                                      ------------    ------------    ------------
    NET CASH PROVIDED BY (USED IN)
     INVESTING ACTIVITIES .........................        823,815      (1,011,652)       (278,194)

FINANCING ACTIVITIES
  Distributions paid ..............................    (10,200,000)     (9,000,000)     (9,450,000)
                                                      ------------    ------------    ------------
    NET CASH USED IN
     FINANCING ACTIVITIES .........................    (10,200,000)     (9,000,000)     (9,450,000)
                                                      ------------    ------------    ------------
  NET INCREASE (DECREASE) IN CASH
   AND CASH EQUIVALENTS ...........................        283,440         110,999        (576,229)

  CASH AND CASH EQUIVALENTS
   AT BEGINNING OF YEAR ...........................        475,841         364,842         941,071
                                                      ------------    ------------    ------------
  CASH AND CASH EQUIVALENTS
   AT END OF YEAR .................................   $    759,281    $    475,841    $    364,842
                                                      ============    ============    ============
RECONCILIATION OF NET INCOME TO NET
 CASH PROVIDED BY OPERATING ACTIVITIES
  Net income ......................................   $  8,646,878    $ 10,790,588    $  9,353,593
  Adjustments to reconcile net income to net
   cash provided by operating activities:
    Depreciation and amortization .................        244,030         233,243         216,858
    Net decrease (increase) in assets:
      Accrued interest ............................         24,524         (20,814)          9,405
      Royalties receivable ........................        848,714        (588,632)        (83,690)
      Prepaid expenses ............................       (117,621)       (150,455)       (114,884)
      Surface lands ...............................             --        (139,161)       (191,535)
    Net increase (decrease) in liabilities:
      Accrued liabilities .........................         13,100          (2,118)        (37,782)
                                                      ------------    ------------    ------------
         NET CASH PROVIDED BY
          OPERATING ACTIVITIES ....................   $  9,659,625    $ 10,122,651    $  9,151,965
                                                      ============    ============    ============

                             See accompanying notes.

                       GREAT NORTHERN IRON ORE PROPERTIES

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001


NOTE A - BUSINESS AND TERMINATION OF THE TRUST
         AND LEGAL PROCEEDINGS

     Great Northern Iron Ore Properties ("Trust") is presently involved solely with the leasing and maintenance of mineral lands owned by the Trust on the Mesabi Iron Range of Minnesota. Royalty income is derived from taconite production and minimums. Royalty income (which is not in direct ratio to tonnage shipped) from significant operating lessees was as follows: 2001 -- $6,422,000 and $3,157,000; 2000 -- $6,327,000 and $4,890,000; and 1999 -- $4,662,000 and
$4,024,000.

     The terms of the Great Northern Iron Ore Properties Trust Agreement, created December 7, 1906, state that the Trust shall continue for twenty years after the death of the last surviving of eighteen named in the Trust Agreement. The last survivor of these eighteen named in the Trust Agreement died April 6, 1995. According to the terms of the Trust Agreement, the Trust now terminates twenty (20) years from April 6, 1995, that being April 6, 2015. The termination of the Trust on April 6, 2015 means that there will be no trading of the Trust's 1,500,000 certificates of beneficial interest (shares) on the New York Stock Exchange beyond that date. At the end of the Trust, all monies remaining in the hands of the Trustees (after paying and providing for all expenses and obligations of the Trust) shall be distributed ratably among the certificate holders (term beneficiaries), while all property other than monies shall be conveyed and transferred to the reversionary beneficiary (formerly Lake Superior Company, Limited), or its successors or assigns (Glacier Park Company, a wholly owned subsidiary of Burlington Resources, Inc.). In addition, by the terms of a District Court Order dated November 29, 1982, the reversioner, in effect, is required to pay the balance in the Principal Charges account (see Note D) which primarily represents the costs of acquiring homes and land parcels on the iron formation that are necessary for the orderly mine development by United States Steel Corporation under its 1959 lease with the Trustees. This account balance, which may increase or decrease, will be added to the cash distributable to the certificate holders of record at the termination of the Trust.

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

     By a letter dated April 4, 2001, certificate holders of record as of March 1, 2001 and the reversioner were notified of a Hearing on May 16, 2001 in Ramsey County Courthouse, Saint Paul, Minnesota for the purpose of settling and allowing the Trust accounts for the year 2000 and for the purpose of requesting a fee increase in Trustees' compensation of $10,000 each effective January 1, 2001. By Court Order signed and dated May 16, 2001, the 2000 accounts were settled and allowed in all respects and the requested fee increase for the Trustees was granted effective January 1, 2001. By previous Orders, the Court settled and allowed the accounts of the Trustees for preceding years of the Trust.

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

     The Trustees provided annual income tax information in January 2002 to certificate holders of record with holdings on any of the four quarterly record dates during 2001. This information included a:

     SUBSTITUTE FORM 1099-MISC -- This form reported one's 2001 allocable share of income from the Trust, distributions declared and any taxes withheld. (Foreign certificate holders received a Form 1042S.)

     TRUST SUPPLEMENTAL STATEMENT -- This statement reported the number of units (shares) held on any of the four quarterly record dates in 2001.

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

     SECURITIES: United States Treasury securities are classified as "held-to-maturity" securities and are carried at cost, adjusted for accrued interest and amortization of premium or discount. Securities listed as noncurrent assets will mature in 2003. Following is an analysis of the securities as of December 31:

                                         CURRENT                      NONCURRENT
                               --------------------------    --------------------------
                                   2001           2000           2001           2000
                               -----------    -----------    -----------    -----------
Aggregate fair value .......   $ 4,394,750    $ 5,455,725    $ 4,286,086    $ 3,940,843
Gross unrealized holding
 gains .....................       (92,021)       (22,058)       (66,177)       (49,320)
Gross unrealized holding
 losses ....................            --          3,421          7,934             --
                               -----------    -----------    -----------    -----------
Amortized cost basis .......     4,302,729      5,437,088      4,227,843      3,891,523
Accrued interest ...........        41,917         93,661         50,698         68,917
                               -----------    -----------    -----------    -----------
                               $ 4,344,646    $ 5,530,749    $ 4,278,541    $ 3,960,440
                               ===========    ===========    ===========    ===========

     MINERAL LANDS: Mineral lands, including surface lands, are carried at amounts which represent, principally, either cost at acquisition or values on March 1, 1913. The value of the merchantable ore deposits was established on March 1, 1913 for federal income tax purposes. No value has been estimated or recorded for taconite deposits held on March 1, 1913 since they were not then thought to be merchantable. The cost of surface lands acquired to facilitate mining operations was amortized (noncash expense) in the amounts of $208,200, $198,444 and $185,880 for the years 2001, 2000 and 1999, respectively (see Note
C).

     ROYALTY INCOME: Royalties from mineral leases (with cancellation terms varying from six months to one year) are taken into income as earned. Certain leases provide the mining companies the ability to offset excess royalties due on future production, if any and when mined, against minimum royalties paid in prior periods. Such accumulated minimum royalties amounted to $6,116,215 on December 31, 2001 and $4,711,981 on December 31, 2000.

     USE OF ESTIMATES: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from the estimates.

     EARNINGS PER SHARE: Earnings per share is determined by dividing net income for the period by the number of weighted-average shares of beneficial interest outstanding. Weighted-average shares outstanding were 1,500,000 as of December 31, 2001, 2000 and 1999. Basic and diluted earnings per share are the same.

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

NOTE D - PRINCIPAL CHARGES ACCOUNT

     Pursuant to the Court Order of November 29, 1982, the Trustees were directed to create and maintain an account designated as "Principal Charges." This account constitutes a first and prior lien between the certificate holders and the reversioner, and reflects an allocation of beneficiaries' equity between the certificate holders and the reversioner. The balance in this account consists of attorneys' fees and expenses of counsel for adverse parties pursuant to the Court Order in connection with litigation commenced in 1972 relating to the Trustees' powers and duties under the Trust Instrument and the cost of surface lands acquired in accordance with provisions of a lease with United States Steel Corporation, net of an allowance to amortize the cost of the land based on actual shipments of taconite and net of a credit for disposition of tangible assets. Following is an analysis of this account as of December 31:

                                                        2001            2000
                                                     ----------      ----------
Attorneys' fees and expenses ....................    $1,024,834      $1,024,834
Cost of surface lands ...........................     5,703,265       5,703,265
Shipment credits (cumulative) ...................      (940,354)       (837,068)
Asset disposition credits .......................       (20,106)        (20,106)
                                                     ----------      ----------
Principal Charges account .......................    $5,767,639      $5,870,925
                                                     ==========      ==========

     Upon termination of the Trust, the Trustees shall either sell tangible assets or obtain a loan with tangible assets as security to provide monies for distribution to the certificate holders in the amount of the Principal Charges account balance.

NOTE E - PENSION PLAN

     The Trust has a noncontributory defined benefit plan which covers all employees. The Trustees are not eligible for pension benefits under the plan based on services as Trustees. A summary of the components of net periodic pension cost (benefit), a noncash item, for 2001, 2000 and 1999 is as follows:

                                               2001         2000         1999
                                            ---------    ---------    ---------
Service cost ............................   $  60,327    $  58,977    $  68,011
Interest cost ...........................     199,131      206,767      195,159
Expected return on assets ...............    (331,298)    (350,238)    (332,956)
Net amortization ........................     (45,781)     (65,961)     (46,093)
                                            ---------    ---------    ---------
Net pension benefit .....................   $(117,621)   $(150,455)   $(115,879)
                                            =========    =========    =========

     Weighted-average assumptions used in the measurement of the benefit obligation as of December 31 were:

                                                                 2001       2000
                                                                 ----       ----
Discount rate ..............................................     7.25%     7.50%
Rate of compensation increase ..............................     3.50%     3.50%
Expected return on plan assets .............................     8.00%     8.00%

     The following table sets forth the change in benefit obligation:

                                                         2001           2000
                                                     -----------    -----------
Obligation at January 1 ..........................   $ 2,769,265    $ 2,763,584
Service cost .....................................        60,327         58,977
Interest cost ....................................       199,131        206,767
Actuarial loss (gain) ............................       101,831        (25,862)
Benefit payments .................................      (245,505)      (234,201)
                                                     -----------    -----------
Obligation at December 31 ........................   $ 2,885,049    $ 2,769,265
                                                     ===========    ===========

     The following table sets forth the change in the fair value of plan assets:

                                                         2001           2000
                                                     -----------    -----------
Fair value of plan assets at January l ...........   $ 4,255,408    $ 4,473,590
Actual (loss) return on plan assets ..............      (108,468)        16,019
Benefit payments .................................      (245,505)      (234,201)
                                                     -----------    -----------
Fair value of plan assets at December 31 .........   $ 3,901,435    $ 4,255,408
                                                     ===========    ===========

     The following table sets forth the plan's funded status and amounts recognized in the balance sheets at December 31:

                                                         2001           2000
                                                     -----------    -----------
Benefit obligation ...............................   $ 2,885,049    $ 2,769,265
Fair value of plan assets ........................     3,901,435      4,255,408
                                                     -----------    -----------
Plan assets in excess of benefit obligation ......     1,016,386      1,486,143
Unrecognized net gain ............................      (359,292)      (928,059)
Unrecognized prior service cost ..................        44,379         71,485
Unrecognized net transition asset ................            --        (45,717)
                                                     -----------    -----------
Prepaid pension expense ..........................   $   701,473    $   583,852
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

NOTE G - LEASE COMMITMENTS

     The Trust leases office facilities in Saint Paul, Minnesota. These leases include various renewal options and exclude any contingent rental provisions. Rental expense for these operating leases amounted to $60,455, $60,771 and $59,192 for the years 2001, 2000 and 1999, respectively.

                          REPORT OF ERNST & YOUNG LLP,

                              INDEPENDENT AUDITORS



To the Trustees
Great Northern Iron Ore Properties

     We have audited the accompanying balance sheets of Great Northern Iron Ore Properties as of December 31, 2001 and 2000, and the related statements of beneficiaries' equity, income and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great Northern Iron Ore Properties at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.


                                                /s/ Ernst & Young LLP


Minneapolis, Minnesota
February 1, 2002

                       GREAT NORTHERN IRON ORE PROPERTIES

                              SUMMARY OF SHIPMENTS

                                                      FULL TONS SHIPPED
                                          --------------------------------------------
                                                                             TOTAL TO
                                OWNERSHIP                                   JANUARY 1,
NO.             MINE             INTEREST    2001       2000      1999        2002
---  -------------------------- --------- ---------  ---------  ---------  -----------
 1.  Mahoning .................    100%   1,065,096  2,101,371  1,610,837  152,939,892
 2.  Ontario ..................    100%       9,660         --         --    8,737,307
 3.  Ontario ..................     50%     213,075    353,310    263,465   16,006,427
 4.  Section 18 ...............    100%         302      5,790        126   27,917,849
 5.  Russell Annex ............     50%     134,432    477,678    811,726    3,547,133
 6.  Mississippi #3 ...........    100%       2,724         --         --    3,747,135
 7.  Wentworth ................    100%          --     34,721    432,872    6,505,859
 8.  Minntac ..................    100%   4,252,383  3,969,669  3,014,550   38,713,687
                                          ---------  ---------  ---------  -----------
                                          5,677,672  6,942,539  6,133,576  258,115,289
     Shipments from inactive
     mines and those
     exhausted, surrendered
     or sold prior to this year                  --         --         --  354,802,196
                                          ---------  ---------  ---------  -----------
      TOTAL ...................           5,677,672  6,942,539  6,133,576  612,917,485
                                          =========  =========  =========  ===========


NO.                       OPERATING INTEREST
---  -------------------------------------------------------------
1-3  Hibbing Taconite Company
4-6  National Steel Corporation
  7  Cleveland Cliffs Erie LLC (formerly LTV Steel Mining Company)
  8  United States Steel LLC

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