Form 10-K, Exhibit 13
period 2002-12-31
GREAT NORTHERN IRON ORE PROPERTIES
filed 2003-03-14
CIK 43410

Exhibit 13 -- Annual Report to Certificate Holders







                              GREAT NORTHERN IRON

                                 ORE PROPERTIES





                           ------------------------





                                  NINETY-SIXTH
                         ANNUAL REPORT OF THE TRUSTEES
                             TO CERTIFICATE HOLDERS






                                      FOR
                          YEAR ENDED DECEMBER 31, 2002

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

    JOHN H. ROE, III*
     Chairman of the Board
     Bemis Company, Inc.


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

                                (218) 262-3886
                               Fax (218) 262-4295

                      GREAT NORTHERN IRON ORE PROPERTIES

                             SUMMARY OF OPERATIONS



                                                                              YEAR ENDED DECEMBER 31
                                                -----------------------------------------------------------------------------------
                                                     2002             2001             2000              1999             1998
                                                -------------    -------------     -------------     -------------    -------------
Shipments from our mines (tons) .............     7,094,446        5,677,672         6,942,539         6,133,576        6,384,226
Royalty income ..............................   $ 9,141,886      $ 9,810,504       $11,772,582       $10,427,611      $11,234,050
Other income ................................       443,763          590,286           577,825           498,602          548,707
Net income ..................................     7,661,762        8,646,878        10,790,588         9,353,593       10,152,100
Total assets ................................    16,873,663       17,455,283        18,995,305        17,206,835       17,341,024
Average shares outstanding ..................     1,500,000        1,500,000         1,500,000         1,500,000        1,500,000
Earnings per share, based on weighted-average
 shares outstanding during the year .........   $      5.11      $      5.76       $      7.19       $      6.24      $      6.77
Declared distributions per share ............   $      5.40(1)   $      6.00(2)    $      6.80(3)    $      6.10(4)   $      6.30(5)


                               ----------------
  (1) $1.10 pd 4/30/02; $1.40 pd 7/31/02; $1.40 pd 10/31/02; $1.50 pd 1/31/03
  (2) $1.40 pd 4/30/01; $1.50 pd 7/31/01; $1.50 pd 10/31/01; $1.60 pd 1/31/02
  (3) $1.10 pd 4/28/00; $1.50 pd 7/31/00; $1.80 pd 10/31/00; $2.40 pd 1/31/01
  (4) $1.40 pd 4/30/99; $1.50 pd 7/30/99; $1.60 pd 10/29/99; $1.60 pd 1/31/00
  (5) $1.20 pd 4/30/98; $1.50 pd 7/31/98; $1.80 pd 10/30/98; $1.80 pd 1/29/99


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

Results of Operations: "Royalty income" for 2002 was less than that of 2001 primarily due to credit for previously paid minimum royalties being applied to taconite production in 2002. "Royalty income" for 2001 was less than that of 2000 primarily due to decreased taconite production from Trust lands. "Other income" for 2002 was less than that of 2001 mainly due to a reduced yield on our funds held for investment. "Other income" for 2001 was slightly more than that of 2000 mainly due to improved investment income, offset in part by reduced timber revenues received. Please refer to Note A of the Financial Statements, which provides general information about Great Northern Iron Ore Properties.

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

     During 2002, the major source of income to the Trust was royalty derived from taconite production and minimum royalties. Certain leases provide the mining companies the ability to offset excess royalties due on future production, if any and when mined, against minimum royalties paid in prior periods. Accumulated minimum royalties amounted to $5,508,228 on December 31, 2002.

     Although production from Trust lands increased over last year, credit for previously paid minimum royalties applied on current year taconite production caused a reduction in royalty income. A Summary of Shipments is tabulated on the last page of this report.

     The Trustees declared four quarterly distributions in 2002 totaling $5.40 per share. The first, in the amount of $1.10 per share, was paid on April 30, 2002 to certificate holders of record on March 28, 2002; the second, in the amount of $1.40 per share, was paid on July 31, 2002 to certificate holders of record on June 28, 2002; the third, in the amount of $1.40 per share, was paid on October 31, 2002 to certificate holders of record on September 30, 2002; and the fourth, in the amount of $1.50 per share, was paid on January 31, 2003 to certificate holders of record on December 31, 2002.

     The Trustees declared four quarterly distributions in 2001 totaling $6.00 per share. The first, in the amount of $1.40 per share, was paid on April 30, 2001 to certificate holders of record on March 30, 2001; the second, in the amount of $1.50 per share, was paid on July 31, 2001 to certificate holders of record on June 29, 2001; the third, in the amount of $1.50 per share, was paid on October 31, 2001 to certificate holders of record on September 28, 2001; and the fourth, in the amount of $1.60 per share, was paid on January 31, 2002 to certificate holders of record on December 31, 2001.

     The Trustees intend to continue quarterly distributions and set the record date as of the last business day of each quarter. The next distribution will be paid in late April 2003 to certificate holders of record on March 31, 2003.

     Shares of beneficial interest in the Trust are traded on the New York Stock Exchange under the ticker symbol "GNI." There were 1,867 certificate holders of record on December 31, 2002. The high and low prices for the quarterly periods commencing January 1, 2001 through December 31, 2002 were as follows:

                             2002                        2001
                   -------------------------   -------------------------
QUARTER                HIGH          LOW           HIGH          LOW
----------------   -----------   -----------   -----------   -----------
First ..........    $  75.10      $  59.00      $  68.65      $  53.75
Second .........       67.00         59.10         69.75         56.65
Third ..........       67.00         54.50         77.00         61.00
Fourth .........       67.00         54.35         77.00         66.35

     The following is a summary of quarterly results of operations (unaudited) for the years ended December 31, 2002 and 2001 (in thousands of dollars, except per share amounts):

                                                           QUARTER ENDED
                                        ---------------------------------------------------
                                         MARCH 31      JUNE 30      SEPT. 30      DEC. 31
                                        ----------   -----------   ----------   -----------
2002
  Royalty income ....................    $ 1,567       $ 2,691      $ 1,983       $ 2,901
  Interest and other income .........        153           101           95            95
                                         -------       -------      -------       -------
  Gross income ......................      1,720         2,792        2,078         2,996
  Expenses ..........................        490           457          471           506
                                         -------       -------      -------       -------
  Net income ........................    $ 1,230       $ 2,335      $ 1,607       $ 2,490
                                         =======       =======      =======       =======
  Earnings per share ................    $   .82       $  1.56      $  1.07       $  1.66
                                         =======       =======      =======       =======
2001
  Royalty income ....................    $ 1,930       $ 3,177      $ 2,097       $ 2,607
  Interest and other income .........        157           144          145           144
                                         -------       -------      -------       -------
  Gross income ......................      2,087         3,321        2,242         2,751
  Expense ...........................        453           439          421           441
                                         -------       -------      -------       -------
  Net income ........................    $ 1,634       $ 2,882      $ 1,821       $ 2,310
                                         =======       =======      =======       =======
  Earnings per share ................    $  1.09       $  1.92      $  1.21       $  1.54
                                         =======       =======      =======       =======

     The terms of the Great Northern Iron Ore Properties Trust Agreement, created December 7, 1906, state that the Trust shall continue for twenty years after the death of the last surviving of eighteen named in the Trust Agreement. The last survivor of these eighteen named in the Trust Agreement died April 6, 1995. According to the terms of the Trust Agreement, the Trust now terminates twenty years from April 6, 1995, that being April 6, 2015. The termination of the Trust on April 6, 2015 means that there will be no trading of the Trust's 1,500,000 certificates of beneficial interest (shares) on the New York Stock Exchange beyond that date. At the end of the Trust, all monies remaining in the hands of the Trustees (after paying and providing for all expenses and obligations of the Trust) shall be distributed ratably among the certificate holders (term beneficiaries), while all property other than monies shall be conveyed and transferred to the reversionary beneficiary (formerly Lake Superior Company, Limited), or its successors or assigns (Glacier Park Company, a wholly owned subsidiary of Burlington Resources, Inc.). In addition, by the terms of a District Court Order dated November 29, 1982, the reversioner, in effect, is required to pay the balance in the Principal Charges account (as explained in Note D of the Financial Statements) which primarily represents the costs of acquiring homes and land parcels on the iron formation that are necessary for the orderly mine development by United States Steel Corporation under its 1959 lease with the Trustees. This account balance, which may increase or decrease, will be added to the cash distributable to the certificate holders of record at the termination of the Trust.

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

     A Tax Return Guide was mailed in January 2003 to all "record date" certificate holders shown on our stock transfer agent's records during 2002. This guide was intended to assist the investor in addressing many of the issues that arise in reporting the Trust operations for federal and state income tax purposes due to Section 646.

     We will, upon request, be happy to furnish certificate holders an Annual Report on Form 10-K and a Tax Return Guide for any recent year.


                                        Respectfully submitted,



                                        Joseph S. Micallef    Roger W. Staehle
                                        Robert A. Stein       John H. Roe, III

Saint Paul, Minnesota
March 14, 2003

                      GREAT NORTHERN IRON ORE PROPERTIES

                              STATEMENTS OF INCOME


                                                           YEAR ENDED DECEMBER 31
                                               ----------------------------------------------
                                                   2002              2001            2000
                                               -----------       -----------      -----------
REVENUES
  Royalties ...............................    $ 9,141,886       $ 9,810,504      $11,772,582
  Interest earned .........................        353,874           518,446          476,333
  Rent and other ..........................         89,889            71,840          101,492
                                               -----------       -----------      -----------
                                                 9,585,649        10,400,790       12,350,407
EXPENSES
  Royalties ...............................          4,623             4,623            4,623
  Real estate and payroll taxes ...........        124,899           136,828          122,290
  Inspection and care of property .........        466,323           411,483          390,439
  Administrative and general ..............      1,083,429           956,948          809,224
  Provision for depreciation and
   amortization ...........................        244,613           244,030          233,243
                                               -----------       -----------      -----------
                                                 1,923,887         1,753,912        1,559,819
                                               -----------       -----------      -----------
NET INCOME ................................    $ 7,661,762       $ 8,646,878      $10,790,588
                                               ===========       ===========      ===========
EARNINGS PER SHARE ........................    $      5.11       $      5.76      $      7.19
                                               ===========       ===========      ===========


                       STATEMENTS OF BENEFICIARIES' EQUITY

                                                            YEAR ENDED DECEMBER 31
                                              -----------------------------------------------
                                                  2002               2001             2000
                                              ------------       -----------      -----------
Balance at beginning of year ..............    $14,962,627       $15,315,749      $14,725,161
Net income for the year ...................      7,661,762         8,646,878       10,790,588
                                              ------------       -----------      -----------
                                                22,624,389        23,962,627       25,515,749
Deduct declaration of distributions on
 shares of beneficial interest, per
 share:  2002 -- $5.40; 2001 -- $6.00;
 2000 -- $6.80 ............................      8,100,000         9,000,000       10,200,000
                                              ------------       -----------      -----------
Balance at end of year ....................    $14,524,389       $14,962,627      $15,315,749
                                              ============       ===========      ===========

                            See accompanying notes.

                      GREAT NORTHERN IRON ORE PROPERTIES

                                 BALANCE SHEETS

                                     ASSETS


                                                                      DECEMBER 31
                                                             ----------------------------
                                                                 2002             2001
                                                             -----------      -----------
CURRENT ASSETS
  Cash and cash equivalents ..............................   $   663,230      $   759,281
  United States Treasury securities (NOTE B) .............     4,242,067        4,344,646
  Royalties receivable ...................................     2,635,883        2,308,941
  Prepaid expenses .......................................         2,760            2,760
                                                             -----------      -----------
TOTAL CURRENT ASSETS .....................................     7,543,940        7,415,628
NONCURRENT ASSETS
  United States Treasury securities (NOTE B) .............     3,760,674        4,278,541
  Prepaid pension expense (NOTE E) .......................       708,207          701,473
                                                             -----------      -----------
                                                               4,468,881        4,980,014
PROPERTIES
  Mineral lands (NOTES B AND C) ..........................    38,577,007       38,577,007
  Less allowances for depletion and amortization .........    33,873,565       33,665,365
                                                             -----------      -----------
                                                               4,703,442        4,911,642
  Building and equipment -- at cost, less
   allowances for accumulated depreciation
   (2002 -- $197,020; 2001 -- $190,784) ..................       157,400          147,999
                                                             -----------      -----------
                                                               4,860,842        5,059,641
                                                             -----------      -----------
                                                             $16,873,663      $17,455,283
                                                             ===========      ===========

                              LIABILITIES AND BENEFICIARIES' EQUITY

CURRENT LIABILITIES
  Accounts payable and accrued expenses ..................   $    85,574      $    89,556
  Distributions ..........................................     2,250,000        2,400,000
                                                             -----------      -----------
TOTAL CURRENT LIABILITIES ................................     2,335,574        2,489,556
NONCURRENT LIABILITIES ...................................        13,700            3,100
BENEFICIARIES' EQUITY, including certificate
 holders' equity, represented by 1,500,000 shares of
 beneficial interest authorized and outstanding, and
 reversionary interest (NOTES A AND D) ...................    14,524,389       14,962,627
                                                             -----------      -----------
                                                             $16,873,663      $17,455,283
                                                             ===========      ===========

                            See accompanying notes.

                      GREAT NORTHERN IRON ORE PROPERTIES

                            STATEMENTS OF CASH FLOWS


                                                                    YEAR ENDED DECEMBER 31
                                                         ---------------------------------------------
                                                              2002            2001            2000
                                                         ------------    -------------    ------------
OPERATING ACTIVITIES
  Cash received from royalties and rents ..............  $  8,904,833    $  10,731,058    $ 11,146,281
  Cash paid to suppliers and employees ................    (1,679,390)      (1,614,403)     (1,479,149)
  Interest received ...................................       399,320          542,970         455,519
                                                         ------------    -------------    ------------
    NET CASH PROVIDED BY
     OPERATING ACTIVITIES .............................     7,624,763        9,659,625      10,122,651

INVESTING ACTIVITIES
  United States Treasury securities purchased .........    (3,725,000)      (5,384,625)     (5,268,478)
  United States Treasury securities matured ...........     4,300,000        6,228,103       4,350,000
  Net expenditures for equipment ......................       (45,814)         (19,663)        (93,174)
                                                         ------------    -------------    ------------
    NET CASH PROVIDED BY (USED IN)
     INVESTING ACTIVITIES .............................       529,186          823,815      (1,011,652)

FINANCING ACTIVITIES
  Distributions paid ..................................    (8,250,000)     (10,200,000)     (9,000,000)
                                                         ------------    -------------    ------------
    NET CASH USED IN
     FINANCING ACTIVITIES .............................    (8,250,000)     (10,200,000)     (9,000,000)
                                                         ------------    -------------    ------------
  NET (DECREASE) INCREASE IN CASH
   AND CASH EQUIVALENTS ...............................       (96,051)         283,440         110,999

  CASH AND CASH EQUIVALENTS
   AT BEGINNING OF YEAR ...............................       759,281          475,841         364,842
                                                         ------------    -------------    ------------
  CASH AND CASH EQUIVALENTS
   AT END OF YEAR .....................................  $    663,230    $     759,281    $    475,841
                                                         ============    =============    ============
RECONCILIATION OF NET INCOME TO NET
 CASH PROVIDED BY OPERATING ACTIVITIES
  Net income ..........................................  $  7,661,762    $   8,646,878    $ 10,790,588
  Adjustments to reconcile net income to net
   cash provided by operating activities:
    Depreciation and amortization .....................       244,613          244,030         233,243
    Net decrease (increase) in assets:
      Accrued interest ................................        45,446           24,524         (20,814)
      Royalties receivable ............................      (326,942)         848,714        (588,632)
      Prepaid expenses ................................        (6,734)        (117,621)       (150,455)
      Surface lands ...................................            --               --        (139,161)
    Net increase (decrease) in liabilities:
      Accrued liabilities .............................         6,618           13,100          (2,118)
                                                         ------------    -------------    ------------
         NET CASH PROVIDED BY
          OPERATING ACTIVITIES ........................  $  7,624,763    $   9,659,625    $ 10,122,651
                                                         ============    =============    ============

                            See accompanying notes.

                      GREAT NORTHERN IRON ORE PROPERTIES

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2002


NOTE A - BUSINESS AND TERMINATION OF THE TRUST
         AND LEGAL PROCEEDINGS

     Great Northern Iron Ore Properties ("Trust") is presently involved solely with the leasing and maintenance of mineral lands owned by the Trust on the Mesabi Iron Range of Minnesota. Royalty income is derived from taconite production and minimums. Royalty income (which is not in direct ratio to tonnage shipped) from two significant operating lessees was as follows: 2002 -- $5,614,000 and $3,398,000; 2001 -- $6,422,000 and $3,157,000; and 2000 --
$6,327,000 and $4,890,000.

     The terms of the Great Northern Iron Ore Properties Trust Agreement, created December 7, 1906, state that the Trust shall continue for twenty years after the death of the last surviving of eighteen named in the Trust Agreement. The last survivor of these eighteen named in the Trust Agreement died April 6, 1995. According to the terms of the Trust Agreement, the Trust now terminates twenty years from April 6, 1995, that being April 6, 2015. The termination of the Trust on April 6, 2015 means that there will be no trading of the Trust's 1,500,000 certificates of beneficial interest (shares) on the New York Stock Exchange beyond that date. At the end of the Trust, all monies remaining in the hands of the Trustees (after paying and providing for all expenses and obligations of the Trust) shall be distributed ratably among the certificate holders (term beneficiaries), while all property other than monies shall be conveyed and transferred to the reversionary beneficiary (formerly Lake Superior Company, Limited), or its successors or assigns (Glacier Park Company, a wholly owned subsidiary of Burlington Resources, Inc.). In addition, by the terms of a District Court Order dated November 29, 1982, the reversioner, in effect, is required to pay the balance in the Principal Charges account (see Note D) which primarily represents the costs of acquiring homes and land parcels on the iron formation that are necessary for the orderly mine development by United States Steel Corporation under its 1959 lease with the Trustees. This account balance, which may increase or decrease, will be added to the cash distributable to the certificate holders of record at the termination of the Trust.

     In proceedings commenced in 1972, the Minnesota Supreme Court determined that while by the terms of the Trust, the Trustees are given discretionary powers to convert Trust assets to cash and to distribute the proceeds to certificate holders, they are limited in their exercise of those powers by the legal duty imposed by well-established law of trusts to serve the interests of both term beneficiaries and the reversionary beneficiary with impartiality. Thus, the Trustees have no duty to exercise the powers of sale and distribution unless required to do so to serve both

NOTE A - BUSINESS AND TERMINATION OF THE TRUST
         AND LEGAL PROCEEDINGS (CONTINUED)


term and reversionary interests; and, if the need arises, the Trustees may petition the District Court of Ramsey County, Minnesota, for further instructions defining what is required in a particular case to balance the interests of certificate holders and reversioner. Also, the Court, in effect, held that the Trust is a conventional trust, rather than a business trust, and must operate within the framework of well-established trust law.

     By a letter dated April 1, 2002, certificate holders of record as of March 1, 2002 and the reversioner were notified of a Hearing on May 1, 2002 in Ramsey County Courthouse, Saint Paul, Minnesota, for the purpose of settling and allowing the Trust accounts for the year 2001. By Court Order signed and dated May 1, 2002, the 2001 accounts were settled and allowed in all respects. By previous Orders, the Court settled and allowed the accounts of the Trustees for preceding years of the Trust.

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

     The Trustees provided annual income tax information in January 2003 to certificate holders of record with holdings on any of the four quarterly record dates during 2002. This information included a:

    SUBSTITUTE FORM 1099-MISC -- This form reported one's 2002 allocable share of income from the Trust, distributions declared and any taxes withheld. (Foreign certificate holders received a Form 1042S.)

    TRUST SUPPLEMENTAL STATEMENT -- This statement reported the number of units (shares) held on any of the four quarterly record dates in 2002.

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

     SECURITIES: United States Treasury securities are classified as "held-to-maturity" securities and are carried at cost, adjusted for accrued interest and amortization of premium or discount. Securities listed as noncurrent assets will mature in 2004. Following is an analysis of the securities as of December 31:


                                           CURRENT                        NONCURRENT
                                  --------------------------      --------------------------
                                      2002           2001            2002            2001
                                  ----------      ----------      ----------      ----------
Aggregate fair value .........    $4,233,297      $4,394,750      $3,798,859      $4,286,086
Gross unrealized holding
 gains .......................       (41,928)        (92,021)        (57,196)        (66,177)
Gross unrealized holding
 losses ......................            --              --              --           7,934
                                  ----------      ----------      ----------      ----------
Amortized cost basis .........     4,191,369       4,302,729       3,741,663       4,227,843
Accrued interest .............        50,698          41,917          19,011          50,698
                                  ----------      ----------      ----------      ----------
                                  $4,242,067      $4,344,646      $3,760,674      $4,278,541
                                  ==========      ==========      ==========      ==========

     MINERAL LANDS: Mineral lands, including surface lands, are carried at amounts which represent, principally, either cost at acquisition or values on March 1, 1913. The value of the merchantable ore deposits was established on March 1, 1913 for federal income tax purposes. No value has been estimated or recorded for taconite deposits held on March 1, 1913 since they were not then thought to be merchantable. The cost of surface lands acquired to facilitate mining operations was amortized (noncash expense) in the amounts of $208,200, $208,200 and $198,444 for the years 2002, 2001 and 2000, respectively (see Note C).

     ROYALTY INCOME: Royalties from mineral leases (with cancellation terms varying from six months to one year) are taken into income as earned. Certain leases provide the mining companies the ability to offset excess royalties due on future production, if any and when mined, against minimum royalties paid in prior periods. Accumulated minimum royalties amounted to $5,508,228 on December 31, 2002 and $6,116,215 on December 31, 2001.

     USE OF ESTIMATES: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     EARNINGS PER SHARE: Earnings per share is determined by dividing net income for the period by the number of weighted-average shares of beneficial interest outstanding. Weighted-average shares outstanding were 1,500,000 as of December 31, 2002, 2001 and 2000. Basic and diluted earnings per share are the same.


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

                                             2002               2001
                                          ----------         ----------
Attorneys' fees and expenses ..........   $1,024,834         $1,024,834
Cost of surface lands .................    5,703,265          5,703,265
Cumulative shipment credits ...........   (1,032,462)          (940,354)
Asset disposition credits .............      (20,106)           (20,106)
                                          ----------         ----------
Principal Charges account .............   $5,675,531         $5,767,639
                                          ==========         ==========

     Upon termination of the Trust, the Trustees shall either sell tangible assets or obtain a loan with tangible assets as security to provide monies for distribution to the certificate holders in the amount of the Principal Charges account balance.

NOTE E - PENSION PLAN

     The Trust has a noncontributory defined benefit plan which covers all employees. The Trustees are not eligible for pension benefits under the plan based on services as Trustees. A summary of the components of net periodic pension cost (benefit), a noncash item, for 2002, 2001 and 2000 is as follows:


                                         2002             2001            2000
                                       --------        ---------       ---------
Service cost. ......................   $ 68,225        $  60,327       $  58,977
Interest cost ......................    200,623          199,131         206,767
Expected return on assets ..........   (302,688)        (331,298)       (350,238)
Net amortization ...................     27,106          (45,781)        (65,961)
                                       --------        ---------       ---------
Net pension benefit ................   $ (6,734)       $(117,621)      $(150,455)
                                       ========        =========       =========

     Weighted-average assumptions used in the measurement of the benefit obligation as of December 31 were:


                                               2002         2001
                                            ----------   ----------
Discount rate ...........................       6.50%        7.25%
Rate of compensation increase ...........       3.50%        3.50%
Expected return on plan assets ..........       8.00%        8.00%

     The following table sets forth the change in benefit obligation:


                                            2002            2001
                                        ----------      ----------
Obligation at January 1 ............    $2,885,049      $2,769,265
Service cost .......................        68,225          60,327
Interest cost ......................       200,623         199,131
Actuarial loss .....................       499,972         101,831
Benefit payments ...................      (245,984)       (245,505)
                                        ----------      ----------
Obligation at December 31 ..........    $3,407,885      $2,885,049
                                        ==========      ==========

     The following table sets forth the change in the fair value of plan assets:


                                                          2002            2001
                                                       ----------      ----------
Fair value of plan assets at January l ............    $3,901,435      $4,255,408
Actual loss on plan assets ........................      (282,673)       (108,468)
Benefit payments ..................................      (245,984)       (245,505)
                                                       ----------      ----------
Fair value of plan assets at December 31 ..........    $3,372,778      $3,901,435
                                                       ==========      ==========

     The following table sets forth the plan's funded status and amounts recognized in the balance sheets at December 31:


                                                2002            2001
                                             ----------      ----------
Benefit obligation .......................   $3,407,885      $2,885,049
Fair value of plan assets ................    3,372,778       3,901,435
                                             ----------      ----------
Plan assets (less than) in excess of
 benefit obligation ......................      (35,107)      1,016,386
Unrecognized net loss (gain) .............      726,041        (359,292)
Unrecognized prior service cost ..........       17,273          44,379
                                             ----------      ----------
Prepaid pension expense. .................   $  708,207       $ 701,473
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


NOTE G - LEASE COMMITMENTS

     The Trust leases office facilities in Saint Paul, Minnesota. These leases include various renewal options and exclude any contingent rental provisions. Rental expense for these operating leases amounted to $61,823, $60,455 and $60,771 for the years 2002, 2001 and 2000, respectively.

                         REPORT OF ERNST & YOUNG LLP,

                             INDEPENDENT AUDITORS




The Trustees
Great Northern Iron Ore Properties

     We have audited the accompanying balance sheets of Great Northern Iron Ore Properties as of December 31, 2002 and 2001, and the related statements of beneficiaries' equity, income and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great Northern Iron Ore Properties at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.



                                                        /s/ ERNST & YOUNG LLP



Minneapolis, Minnesota
January 31, 2003

                      GREAT NORTHERN IRON ORE PROPERTIES

                              SUMMARY OF SHIPMENTS



                                                             FULL TONS SHIPPED
                                             --------------------------------------------------
                                                                                    TOTAL TO
                                  OWNERSHIP                                        JANUARY 1,
  NO.             MINE             INTEREST      2002        2001        2000         2003
------ ------------------------- ----------- ----------- ----------- ----------- --------------
  1.   Mahoning ................     100%    1,358,481   1,065,096   2,101,371   154,298,373
  2.   Ontario 100% ............     100%       10,927       9,660          --     8,748,234
  3.   Ontario 50% .............      50%    1,840,736     213,075     353,310    17,847,163
  4.   Section 18 ..............     100%           --         302       5,790    27,917,849
  5.   Russell Annex ...........      50%        9,924     134,432     477,678     3,557,057
  6.   Mississippi #3 ..........     100%       82,429       2,724          --     3,829,564
  7.   Wentworth ...............     100%           --          --      34,721     6,505,859
  8.   Minntac .................     100%    3,791,949   4,252,383   3,969,669    42,505,636
                                             ---------   ---------   ---------   -----------
                                             7,094,446   5,677,672   6,942,539   265,209,735
       Shipments from inactive
       mines and those
       exhausted, surrendered
       or sold prior to
       this year ...............                    --          --          --   354,802,196
                                             ---------   ---------   ---------   -----------
        TOTAL ..................             7,094,446   5,677,672   6,942,539   620,011,931
                                             =========   =========   =========   ===========


 NO.                       OPERATING INTEREST
-----   --------------------------------------------------------
1-3     Hibbing Taconite Company
4-6     National Steel Corporation
  7     Cleveland Cliffs Erie LLC
  8     United States Steel LLC

    GREAT NORTHERN IRON ORE PROPERTIES
   W-1290 FIRST NATIONAL BANK BUILDING
           332 MINNESOTA STREET
     SAINT PAUL, MINNESOTA 55101-1361


                                                              FIRST CLASS
                                                              U.S. POSTAGE
                                                                  PAID
                                                               PERMIT #43
                                                            MINNEAPOLIS, MN

FIRST CLASS MAIL