Form 10-K, Exhibit 13
period 2003-12-31
GREAT NORTHERN IRON ORE PROPERTIES
filed 2004-02-26
CIK 43410

EXHIBIT 13 – ANNUAL REPORT TO CERTIFICATE HOLDERS

GREAT NORTHERN IRON
ORE PROPERTIES

__________________________

NINETY-SEVENTH
ANNUAL REPORT OF THE TRUSTEES
TO CERTIFICATE HOLDERS

FOR
YEAR ENDED DECEMBER 31, 2003

GREAT NORTHERN IRON ORE PROPERTIES
W-1290 First National Bank Building
332 Minnesota Street
Saint Paul, Minnesota 55101-1361

(651) 224-2385
Fax (651) 224-2387

__________________

TRUSTEES	OFFICERS
JOSEPH S. MICALLEF	JOSEPH S. MICALLEF
President of the Trustees	Chief Executive Officer
ROGER W. STAEHLE*	THOMAS A. JANOCHOSKI
Adjunct Professor	Vice President and Secretary
University of Minnesota	Chief Financial Officer
ROBERT A. STEIN*	ROGER P. JOHNSON
Executive Director	Manager of Mines
American Bar Association	Chief Engineer
JOHN H. ROE, III*
Chairman of the Board
Bemis Company, Inc.

*Audit Committee

_________________

SHAREHOLDER RELATIONS DEPARTMENT, TRANSFER OFFICE
AND REGISTRAR

Wells Fargo Bank, N.A.
P.O. Box 64854
Saint Paul, Minnesota 55164-0854

Toll-free:   1-800-468-9716

MESABI IRON RANGE OFFICE

801 East Howard Street
Hibbing, Minnesota 55746-0429

(218) 262-3886
Fax (218) 262-4295

GREAT NORTHERN IRON ORE PROPERTIES

SUMMARY OF OPERATIONS

	Year Ended December 31
	2003		2002		2001		2000		1999
Shipments from our mines (tons)	9,772,338		7,094,446		5,677,672		6,942,539		6,133,576
Royalty income	$11,800,870		$9,141,886		$9,810,504		$11,772,582		$10,427,611
Other income	382,534		443,763		590,286		577,825		498,602
Net income	9,967,544		7,661,762		8,646,878		10,790,588		9,353,593
Total assets	17,413,589		16,873,663		17,455,283		18,995,305		17,206,835
Average shares outstanding	1,500,000		1,500,000		1,500,000		1,500,000		1,500,000
Earnings per share, based on weighted-average
shares outstanding during the year	$6.65		$5.11		$5.76		$7.19		$6.24
Declared distributions per share	$6.50	(1)	$5.40	(2)	$6.00	(3)	$6.80	(4)	$6.10	(5)

________________________________________

(1)  $1.50 pd 4/30/03; $1.60 pd 7/31/03; $1.70 pd 10/31/03; $1.70 pd 1/30/04
(2)  $1.10 pd 4/30/02; $1.40 pd 7/31/02; $1.40 pd 10/31/02; $1.50 pd 1/31/03
(3)  $1.40 pd 4/30/01; $1.50 pd 7/31/01; $1.50 pd 10/31/01; $1.60 pd 1/31/02
(4)  $1.10 pd 4/28/00; $1.50 pd 7/31/00; $1.80 pd 10/31/00; $2.40 pd 1/31/01
(5) $1.40 pd 4/30/99; $1.50 pd 7/30/99; $1.60 pd 10/29/99; $1.60 pd 1/31/00

Trustees’ & Management’s Discussion and Analysis of Financial Condition
and Results of Operations

Overview: Great Northern Iron Ore Properties (“Trust”) is a conventional nonvoting trust organized under the laws of the State of Michigan pursuant to a Trust Agreement dated December 7, 1906. The Trust owns interests in fee, both mineral and nonmineral lands, on the Mesabi Iron Range in northern Minnesota. With the properties and offices all located in Minnesota, the Trust is under the jurisdiction of the Ramsey County District Court in St. Paul, Minnesota.

The terms of the Great Northern Iron Ore Properties Trust Agreement state that the Trust shall continue for twenty years after the death of the last surviving of eighteen persons named therein. The last survivor of these eighteen named in the Trust Agreement died April 6, 1995. Accordingly, the Trust now terminates twenty years from April 6, 1995, that being April 6, 2015. The termination of the Trust on April 6, 2015 means that there will be no trading of the Trust’s 1,500,000 certificates of beneficial interest (shares) on the New York Stock Exchange beyond that date.

At the end of the Trust, all monies remaining in the hands of the Trustees (after paying and providing for all expenses and obligations of the Trust) shall be distributed ratably among the certificate holders (term beneficiaries), while all property other than monies shall be conveyed and transferred to the reversionary beneficiary (formerly Lake Superior Company, Limited) or its successors or assigns (currently Glacier Park Company, a wholly owned subsidiary of Burlington Resources, Inc.). In addition, by the terms of a District Court Order dated November 29, 1982, the reversioner, in effect, is required to pay the balance in the Principal Charges account (as explained in Note D of the Financial Statements) which primarily represents the costs of acquiring homes and surface lands on the iron formation that are necessary for the orderly mine development by United States Steel Corporation under its 1959 lease with the Trustees. This account balance, which may increase or decrease, will be added to the cash distributable to the certificate holders of record at the termination of the Trust.

The Trust is solely involved with the leasing and care of its properties. The management of the Trust is vested in the Trustees. The Trustees have no duty to sell property unless required to do so to serve both the term beneficiaries and reversionary beneficiary impartially; and, if the need arises, the Trustees may petition the Court for further instructions defining what is required in a particular case to balance the interests of the certificate holders and reversioner. The major source of income to the Trust is earned royalties derived from taconite production from the Trust’s properties by the Trust’s lessees (customers) and minimum royalties, pursuant to mineral leases. “Earned royalties” are based on the taconite tonnage extracted (also referred to as produced or shipped) from the Trust’s lands applied to a royalty rate as defined in the various specific and confidential operating agreements (also referred to as leases) with the Trust’s lessees. Certain leases have “minimum royalty” provisions that require payment to the Trust for holding the leasehold interest. The leases are generally very long-term in nature, and while they periodically are amended at the request of a lessee, the Trust must adhere to the provisions throughout the term of the lease.

Pursuant to a Court Order in 1988, the Trustees filed an election under Section 646 of the Internal Revenue Code with the Internal Revenue Service that allowed the Trust to be taxed as a grantor trust versus a corporation. Accordingly, certificate holders (shareholders) are taxed on their allocable share of the Trust’s income whether or not the income is distributed.

Results of Operations: “Royalty income” for 2003 was greater than that of 2002 primarily due to increased tonnage mined from Trust lands. “Royalty income” for 2002 was less than that of 2001 primarily due to credit for previously paid minimum royalties being applied to taconite production in 2002. “Other income” for 2003 was less than that of 2002, which was less than that of 2001, mainly due to reduced yields on our funds held for investment. “Net income” for 2003 was greater than that of 2002 primarily due to increased Royalty income, offset in part by an increase in expenses caused mainly by additional pension costs, Trustee compensation and shareholder relations expenditures. “Net income” for 2002 was less than that of 2001 primarily due to reduced Royalty income and Other income, as well as higher pension costs.

Liquidity: In the interest of preservation of principal of Court-approved reserves and guided by the restrictive provisions of Section 646 of the Tax Reform Act of 1986, as amended, monies are invested primarily in United States Treasury securities with maturity dates not to exceed three years and, along with cash flows from operations, are deemed adequate to meet currently foreseeable liquidity needs. The only contractual obligations are an operating lease for office facilities (see Note G of the Financial Statements) and deferred compensation listed as Noncurrent Liabilities in the Balance Sheet, both deemed to have a minimal effect on future liquidity.

Critical Accounting Policies: Royalties from the Trust’s mineral leases are taken into income as earned. Tonnage extracted is agreed upon between Trust and lessee engineers based on various engineering methods. Many of the leases provide for escalation or de-escalation which, for the most part, is based on independent Producer Price Indices as published by the Bureau of Labor Statistics. In addition, a number of the Trust’s leases have minimum royalty provisions that require the lessee to pay the Trust a payment for holding the leasehold interest, regardless of production. These minimum royalties can accumulate and do provide the mining companies the ability to offset excess royalties (over the minimum royalty requirements) on future taconite production. Minimum royalties, if not recovered by the termination of the lease, are forfeitable. Therefore, should a lease terminate, no minimum royalties will be returned to the lessee.

Pension Plan Valuations are based on a number of assumptions used to determine the benefit obligation and asset valuation. These assumptions are evaluated annually by management in conjunction with outside actuaries. Assumptions affecting the pension plan valuations, which include the discount rate, compensation increase level and expected long-term rate of return, among other items, are not expected to have a significant impact on the Trust’s financial costs and cash flow. Please refer to Note E of the Financial Statements for additional pension plan information.

The Principal Charges account represents a first and prior lien of certificate holders on any property transferable to the reversioner at the end of the Trust and reflects an allocation of beneficiaries’ equity between the certificate holders and the reversioner. This Court-ordered account is neither an asset nor a liability of the Trust. Rather, this account maintains and represents a balance which will be payable to the certificate holders of record from the reversioner at the end of the Trust. The account balance, as stated in Note D of the Financial Statements, primarily represents the costs of acquiring homes and surface lands in accordance with provisions of a lease with United States Steel Corporation. This account balance, which may increase or decrease, will be added to the cash distributable to the certificate holders of record at the termination of the Trust.

Forward-Looking and Cautionary Statements: Certain expectations and projections regarding future performance of the Trust referenced in this report are forward-looking statements. These expectations and projections are based on currently available industry and financial data and may be subject to certain events and uncertainties beyond the Trust’s control. We caution readers that in addition to factors described elsewhere in this report, the following factors and comments, among others, could change and adversely affect the Trust’s operations and financial results.

Lessees (customers) of the Trust primarily include the “Minntac” and “Keewatin Taconite” plants, owned and operated by United States Steel Corporation, and the “Hibbing Taconite” plant, owned by International Steel Group, Cleveland Cliffs Inc. and Stelco, and operated by Cleveland Cliffs Inc. Because the Trust’s revenues are primarily dependent upon a limited number of customers, there are associated inherent risks resulting therefrom. While the steel and taconite industries have gone through a period of restructuring and consolidation, any significant event at any of the Trust’s primary lessees, or the loss of any of the Trust’s primary lessees, could materially adversely affect the Trust’s future financial results.

Market demand for steel, and correspondingly taconite, could also affect the Trust’s financial results. Other related factors, however, include our lessees’ operating levels, ore body quality and geological characteristics, proximity of the lands, extreme weather conditions and labor contracts at the mines. The only pertinent labor contract that expires within the year (July 31, 2004) pertains to the employees at the Hibbing Taconite plant. Although no work stoppage is anticipated, this contract negotiation remains an uncertainty.

Income tax provision compliance with Section 646, as explained in Note F of the Financial Statements, is integral to the level of distributions paid to the certificate holders. Should it be determined that the Trust violated the requirements of Section 646, it would be taxed as a corporation versus a grantor trust. This would mean the Trust’s income would be taxable upon receipt by the Trust and again upon receipt by the certificate holders as distributions. It is the Trustees’ opinion that the Trust has remained in compliance with the provisions of Section 646 since its election.

The outlook is that 2004 is expected to be another good year for the Trust, but we do not think the Trust will achieve the earnings and record production levels it attained in 2003.

Letter to Certificate Holders:

        The Trustees of Great Northern Iron Ore Properties (“Trust”) own fee title to certain mineral and nonmineral lands situated on the Mesabi Iron Range of Minnesota. Many of these properties are leased to companies that mine the ores. The Trust has no subsidiaries.

        During 2003, the major source of income to the Trust was royalty derived from taconite production and minimum royalties. Certain leases provide the mining companies the ability to offset excess royalties due on future production, if any and when mined, against minimum royalties paid in prior periods. Accumulated minimum royalties amounted to $3,874,635 on December 31, 2003. A Summary of Shipments is tabulated on the last page of this report.

        The Trustees declared four quarterly distributions in 2003 totaling $6.50 per share. The first, in the amount of $1.50 per share, was paid on April 30, 2003 to certificate holders of record on March 31, 2003; the second, in the amount of $1.60 per share, was paid on July 31, 2003 to certificate holders of record on June 30, 2003; the third, in the amount of $1.70 per share, was paid on October 31, 2003 to certificate holders of record on September 30, 2003; and the fourth, in the amount of $1.70 per share, was paid on January 30, 2004 to certificate holders of record on December 31, 2003.

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

        The Trustees intend to continue quarterly distributions and set the record date as of the last business day of each quarter. The next distribution will be paid in late April 2004 to certificate holders of record on March 31, 2004.

        Shares of beneficial interest in the Trust are traded on the New York Stock Exchange under the ticker symbol “GNI.” There were 1,739 certificate holders of record on December 31, 2003. The high and low prices for the quarterly periods commencing January 1, 2002 through December 31, 2003 were as follows:

	2003		2002
Quarter	High	Low	High	Low
First	$72.50	$62.60	$75.10	$59.00
Second	80.75	68.25	67.00	59.10
Third	87.25	76.80	67.00	54.50
Fourth	97.67	77.25	67.00	54.35

        The following is a summary of quarterly results of operations (unaudited) for the years ended December 31, 2003 and 2002 (in thousands of dollars, except per share amounts):

	Quarter Ended
	March 31	June 30	Sept. 30	Dec. 31
2003 Royalty income	$2,908	$3,387	$2,955	$2,551
Interest and other income	80	147	76	80

Gross income	2,988	3,534	3,031	2,631
Expenses	579	550	509	578

Net income	$2,409	$2,984	$2,522	$2,053

Earnings per share	$1.61	$1.99	$1.68	$1.37

2002 Royalty income	$1,567	$2,691	$1,983	$2,901
Interest and other income	153	101	95	95

Gross income	1,720	2,792	2,078	2,996
Expenses	490	457	471	506

Net income	$1,230	$2,335	$1,607	$2,490

Earnings per share	$.82	$1.56	$1.07	$1.66

        As previously reported, Section 646 of the Tax Reform Act of 1986, as amended, provided a special elective provision under which the Trust was allowed to convert from taxation as a corporation to that of a grantor trust. Pursuant to an Order of the Ramsey County District Court, the Trustees filed the Section 646 election with the Internal Revenue Service on December 30, 1988. For years 1989 and thereafter, certificate holders are taxed on their allocable share of the Trust’s income whether or not the income is distributed.

        A Tax Return Guide was mailed in January 2004 to all “record date” certificate holders shown on our stock transfer agent’s records during 2003. This guide was intended to assist the investor in addressing many of the issues that arise in reporting the Trust operations for federal and state income tax purposes due to Section 646.

        We will, upon request, be happy to furnish certificate holders an Annual Report on Form 10-K and a Tax Return Guide for any recent year.

Respectfully submitted,
Joseph S. Micallef Roger W. Staehle Robert A. Stein John H. Roe, III

Saint Paul, Minnesota
February 26, 2004

GREAT NORTHERN IRON ORE PROPERTIES

STATEMENTS OF INCOME

	Year Ended December 31
	2003	2002	2001
REVENUES
Royalties	$11,800,870	$9,141,886	$9,810,504
Interest earned	214,072	353,874	518,446
Rent and other	168,462	89,889	71,840

	12,183,404	9,585,649	10,400,790
EXPENSES
Royalties	4,623	4,623	4,623
Real estate and payroll taxes	140,840	124,899	136,828
Inspection and care of property	506,291	466,323	411,483
Administrative and general	1,317,476	1,083,429	956,948
Provision for depreciation and
amortization	246,630	244,613	244,030

	2,215,860	1,923,887	1,753,912

NET INCOME	$9,967,544	$7,661,762	$8,646,878

EARNINGS PER SHARE	$6.65	$5.11	$5.76

STATEMENTS OF BENEFICIARIES’ EQUITY

	Year Ended December 31
	2003	2002	2001
Balance at beginning of year	$14,524,389	$14,962,627	$15,315,749
Net income for the year	9,967,544	7,661,762	8,646,878

	24,491,933	22,624,389	23,962,627
Deduct declaration of distributions on
shares of beneficial interest, per
share: 2003 – $6.50; 2002 – $5.40;
2001 – $6.00	9,750,000	8,100,000	9,000,000

Balance at end of year	$14,741,933	$14,524,389	$14,962,627

See accompanying notes.

GREAT NORTHERN IRON ORE PROPERTIES

BALANCE SHEETS

ASSETS

	December 31
	2003	2002
CURRENT ASSETS
Cash and cash equivalents	$856,399	$663,230
United States Treasury securities (Note B)	3,746,640	4,242,067
Royalties receivable	2,243,423	2,635,883
Prepaid expenses	4,679	2,760

TOTAL CURRENT ASSETS	6,851,141	7,543,940
NONCURRENT ASSETS
United States Treasury securities (Note B)	5,097,676	3,760,674
Prepaid pension expense (Note E)	810,183	708,207

	5,907,859	4,468,881
PROPERTIES
Mineral lands (Notes B and C)	38,577,007	38,577,007
Less allowances for depletion and amortization	34,081,765	33,873,565

	4,495,242	4,703,442
Building and equipment – at cost, less
allowances for accumulated depreciation
(2003 – $193,279; 2002 – $197,020)	159,347	157,400

	4,654,589	4,860,842

	$17,413,589	$16,873,663

LIABILITIES AND BENEFICIARIES’ EQUITY

CURRENT LIABILITIES
Accounts payable and accrued expenses	$94,656	$85,574
Distributions	2,550,000	2,250,000

TOTAL CURRENT LIABILITIES	2,644,656	2,335,574
NONCURRENT LIABILITIES	27,000	13,700
BENEFICIARIES’ EQUITY, including certificate
holders’ equity, represented by 1,500,000 shares of
beneficial interest authorized and outstanding, and
reversionary interest (Notes A and D)	14,741,933	14,524,389

	$17,413,589	$16,873,663

See accompanying notes.

GREAT NORTHERN IRON ORE PROPERTIES

STATEMENTS OF CASH FLOWS

	Year Ended December 31
	2003	2002	2001
OPERATING ACTIVITIES
Cash received from royalties and rents	$12,361,792	$8,904,833	$10,731,058
Cash paid to suppliers and employees	(2,050,743)	(1,679,390)	(1,614,403)
Interest received	272,497	399,320	542,970

NET CASH PROVIDED BY
OPERATING ACTIVITIES	10,583,546	7,624,763	9,659,625
INVESTING ACTIVITIES
United States Treasury securities purchased	(5,075,000)	(3,725,000)	(5,384,625)
United States Treasury securities matured	4,175,000	4,300,000	6,228,103
Net expenditures for equipment	(40,377)	(45,814)	(19,663)

NET CASH (USED IN) PROVIDED BY
INVESTING ACTIVITIES	(940,377)	529,186	823,815
FINANCING ACTIVITIES
Distributions paid	(9,450,000)	(8,250,000)	(10,200,000)

NET CASH USED IN
FINANCING ACTIVITIES	(9,450,000)	(8,250,000)	(10,200,000)

NET INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS	193,169	(96,051)	283,440
CASH AND CASH EQUIVALENTS
AT BEGINNING OF YEAR	663,230	759,281	475,841

CASH AND CASH EQUIVALENTS
AT END OF YEAR	$856,399	$663,230	$759,281

RECONCILIATION OF NET INCOME TO NET
CASH PROVIDED BY OPERATING ACTIVITIES
Net income	$9,967,544	$7,661,762	$8,646,878
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation and amortization	246,630	244,613	244,030
Net decrease (increase) in assets:
Accrued interest	58,425	45,446	24,524
Royalties receivable	392,460	(326,942)	848,714
Prepaid expenses	(103,895)	(6,734)	(117,621)
Net increase in liabilities:
Accrued liabilities	22,382	6,618	13,100

NET CASH PROVIDED BY
OPERATING ACTIVITIES	$10,583,546	$7,624,763	$9,659,625

See accompanying notes.

GREAT NORTHERN IRON ORE PROPERTIES

NOTES TO FINANCIAL STATEMENTS
December 31, 2003

NOTE A — BUSINESS AND TERMINATION OF THE TRUST AND LEGAL PROCEEDINGS

        Great Northern Iron Ore Properties (“Trust”) is presently involved solely with the leasing and maintenance of mineral lands owned by the Trust on the Mesabi Iron Range of Minnesota. Royalty income is derived from taconite production and minimums. Royalty income (which is not in direct ratio to tonnage shipped) from two significant operating lessees was as follows: 2003 — $9,048,000 and $2,714,000; 2002 — $5,614,000 and $3,398,000; and 2001 — $6,422,000 and $3,157,000.

        The terms of the Great Northern Iron Ore Properties Trust Agreement, created December 7, 1906, state that the Trust shall continue for twenty years after the death of the last surviving of eighteen named in the Trust Agreement. The last survivor of these eighteen named in the Trust Agreement died April 6, 1995. Accordingly, the Trust now terminates twenty years from April 6, 1995, that being April 6, 2015. The termination of the Trust on April 6, 2015 means that there will be no trading of the Trust’s 1,500,000 certificates of beneficial interest (shares) on the New York Stock Exchange beyond that date.

        At the end of the Trust, all monies remaining in the hands of the Trustees (after paying and providing for all expenses and obligations of the Trust) shall be distributed ratably among the certificate holders (term beneficiaries), while all property other than monies shall be conveyed and transferred to the reversionary beneficiary (formerly Lake Superior Company, Limited) or its successors or assigns (currently Glacier Park Company, a wholly owned subsidiary of Burlington Resources, Inc.). In addition, by the terms of a District Court Order dated November 29, 1982, the reversioner, in effect, is required to pay the balance in the Principal Charges account (see Note D) which primarily represents the costs of acquiring homes and surface lands on the iron formation that are necessary for the orderly mine development by United States Steel Corporation under its 1959 lease with the Trustees. This account balance, which may increase or decrease, will be added to the cash distributable to the certificate holders of record at the termination of the Trust.

        In proceedings commenced in 1972, the Minnesota Supreme Court determined that while by the terms of the Trust, the Trustees are given discretionary powers to convert Trust assets to cash and to distribute the proceeds to certificate holders, they are limited in their exercise of those powers by the legal duty imposed by well-established law of trusts to serve the interests of both term beneficiaries and the reversionary beneficiary with impartiality. Thus, the Trustees have no duty to exercise the powers of sale and distribution unless required to do so to serve both term and reversionary interests; and, if the need arises, the Trustees may petition

NOTE A — BUSINESS AND TERMINATION OF THE TRUST AND LEGAL PROCEEDINGS (continued)

the District Court of Ramsey County, Minnesota, for further instructions defining what is required in a particular case to balance the interests of certificate holders and reversioner. Also, the Court, in effect, held that the Trust is a conventional trust, rather than a business trust, and must operate within the framework of well-established trust law.

        By a letter dated April 14, 2003, certificate holders of record as of March 3, 2003 and the reversioner were notified of a Hearing on May 14, 2003 in Ramsey County Courthouse, Saint Paul, Minnesota, for the purpose of settling and allowing the Trust accounts for the year 2002 and for the purpose of requesting a fee increase in the President’s compensation of $50,000 and an increase of the President’s bonus of potentially $15,000, effective January 1, 2003. By Court Order signed and dated May 14, 2003, the 2002 accounts were settled and allowed in all respects and the requested fee increases for the President of the Trustees were granted, effective January 1, 2003. By previous Orders, the Court settled and allowed the accounts of the Trustees for preceding years of the Trust.

        As previously reported, Section 646 of the Tax Reform Act of 1986, as amended, provided a special elective provision under which the Trust was allowed to convert from taxation as a corporation to that of a grantor trust. Pursuant to an Order of the Ramsey County District Court, the Trustees filed the Section 646 election with the Internal Revenue Service on December 30, 1988. On January 1, 1989, the Trust became exempt from federal and Minnesota corporate income taxes. For years 1989 and thereafter, certificate holders are taxed on their allocable share of the Trust’s income whether or not the income is distributed. For certificate holder tax purposes, the Trust’s income is determined on an annual basis, one-fourth then being allocated to each quarterly record date.

        The Trustees provided annual income tax information in January 2004 to certificate holders of record with holdings on any of the four quarterly record dates during 2003. This information included a:

Substitute Form 1099-MISC — This form reported one’s 2003 allocable share of income from the Trust, distributions declared and any taxes withheld. (Foreign certificate holders received a Form 1042S.)

Trust Supplemental Statement — This statement reported the number of units (shares) held on any of the four quarterly record dates in 2003.

Tax Return Guide — This guide instructed the certificate holders as to the preparation of their income tax returns with respect to income allocated from the Trust and various deductions allowable.

NOTE B — SIGNIFICANT ACCOUNTING POLICIES

        Cash and Cash Equivalents: For purposes of the statements of cash flows, the Trust considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

        Securities: United States Treasury securities are classified as “held-to-maturity”securities and are carried at cost, adjusted for accrued interest and amortization of premium or discount. Securities listed as noncurrent assets will mature in 2005 and 2006. Following is an analysis of the securities as of December 31:

	Current		Noncurrent
	2003	2002	2003	2002
Aggregate fair value	$3,751,117	$4,233,297	$5,082,656	$3,798,859
Gross unrealized holding
gains	(23,487)	(41,928)	(11,251)	(57,196)
Gross unrealized holding
losses	—	—	4,985	—

Amortized cost basis	3,727,630	4,191,369	5,076,390	3,741,663
Accrued interest	19,010	50,698	21,286	19,011

	$3,746,640	$4,242,067	$5,097,676	$3,760,674

        Mineral Lands: Mineral lands, including surface lands, are carried at amounts which represent, principally, either cost at acquisition or values on March 1, 1913. The value of the merchantable ore deposits was established on March 1, 1913 for federal income tax purposes. No value has been estimated or recorded for taconite deposits held on March 1, 1913 since they were not then thought to be merchantable. The cost of surface lands acquired to facilitate mining operations was amortized (noncash expense) in the amount of $208,200 for each of the years 2003, 2002 and 2001 (see Note C).

        Royalty Income: Royalties from mineral leases (with cancellation terms varying from six months to one year) are taken into income as earned. Certain leases provide the mining companies the ability to offset excess royalties due on future production, if any and when mined, against minimum royalties paid in prior periods. Accumulated minimum royalties amounted to $3,874,635 on December 31, 2003 and $5,508,228 on December 31, 2002.

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

        Earnings Per Share: Earnings per share is determined by dividing net income for the period by the number of weighted-average shares of beneficial

NOTE B — SIGNIFICANT ACCOUNTING POLICIES (continued)

interest outstanding. Basic and diluted weighted-average shares outstanding were 1,500,000 as of December 31, 2003, 2002 and 2001.

NOTE C — LAND ACQUISITION

        A mining agreement dated January 1, 1959 with United States Steel Corporation provides that one-half of annual earned royalty income, after satisfaction of minimum royalty payments, shall be applied to reimburse the lessee for a portion of its cost of acquisition of surface lands overlying the leased mineral deposits, which surface lands are then conveyed to the Trustees (see Note B). There are surface lands yet to be purchased, the costs of which are yet unknown and will not be known until the actual purchases are made.

NOTE D — PRINCIPAL CHARGES ACCOUNT

        Pursuant to the Court Order of November 29, 1982, the Trustees were directed to create and maintain an account designated as “Principal Charges.” This account constitutes a first and prior lien of certificate holders on any property transferable to the reversioner and reflects an allocation of beneficiaries’ equity between the certificate holders and the reversioner. This account is neither an asset nor a liability of the Trust. Rather, this account maintains and represents a balance which will be payable to the certificate holders of record from the reversioner at the end of the Trust. The balance in this account consists of attorneys’ fees and expenses of counsel for adverse parties pursuant to the Court Order in connection with litigation commenced in 1972 relating to the Trustees’ powers and duties under the Trust Instrument and the costs of homes and surface lands acquired in accordance with provisions of a lease with United States Steel Corporation, net of an allowance to amortize the cost of the land based on actual shipments of taconite and net of a credit for disposition of tangible assets. Following is an analysis of this account as of December 31:

	2003	2002
Attorneys’ fees and expenses	$1,024,834	$1,024,834
Cost of surface lands	5,703,265	5,703,265
Cumulative shipment credits	(1,181,887)	(1,032,462)
Asset disposition credits	(57,950)	(20,106)

Principal Charges account	$5,488,262	$5,675,531

        Upon termination of the Trust, the Trustees shall either sell tangible assets or obtain a loan with tangible assets as security to provide monies for distribution to the certificate holders in the amount of the Principal Charges account balance.

NOTE E — PENSION PLAN

        The Trust has a noncontributory defined benefit plan which covers all employees. The Trustees are not eligible for pension benefits under the plan based on services as Trustees. A summary of the components of net periodic pension cost (benefit), a noncash item, for 2003, 2002 and 2001 is as follows:

	2003	2002	2001
Service cost	$92,219	$68,225	$60,327
Interest cost	214,006	200,623	199,131
Expected return on assets	(260,583)	(302,688)	(331,298)
Net amortization	38,648	27,106	(45,781)

Net pension cost (benefit)	$84,290	$(6,734)	$(117,621)

        Weighted-average assumptions used in the measurement of the benefit obligation and net periodic pension cost as of December 31 were:

	2003	2002
Discount rate for benefit obligation	6.25%	6.50%
Discount rate for net periodic pension cost	6.50%	7.25%
Rate of compensation increase	3.50%	3.50%
Expected long-term return on plan assets	8.00%	8.00%

        The determination of the expected long-term return on plan assets is based on historical returns.

        The following table sets forth the change in projected benefit obligation:

	2003	2002
Projected benefit obligation at January 1	$3,407,885	$2,885,049
Contributions	186,266	—
Service cost	92,219	68,225
Interest cost	214,006	200,623
Actuarial (gain) loss	(147,922)	499,972
Benefit payments	(264,475)	(245,984)

Projected benefit obligation at December 31	$3,487,979	$3,407,885

        The following table sets forth the change in the fair value of plan assets:

	2003	2002
Fair value of plan assets at January 1	$3,372,778	$3,901,435
Contributions	186,266	—
Actual return (loss) on plan assets	524,179	(282,673)
Benefit payments	(264,475)	(245,984)

Fair value of plan assets at December 31	$3,818,748	$3,372,778

        The future benefit payments for the plan are estimated to be $258,504 for each of the years from 2004 through 2008, inclusive, and for the period from 2009

NOTE E — PENSION PLAN (continued)

through 2013, inclusive, are estimated to be $1,328,055 in aggregate. The next contribution to the plan is estimated to be $186,266; however, said amount will be recalculated upon the completion of the plan’s annual actuarial valuation performed as of the plan’s fiscal year-end March 31.

        The following table sets forth the plan’s funded status and amounts recognized in the balance sheets at December 31:

	2003	2002
Accumulated benefit obligation	$2,791,180	$2,807,110
Effect of future compensation increases	696,799	600,775

Projected benefit obligation	3,487,979	3,407,885
Fair value of plan assets	3,818,748	3,372,778

Plan assets in excess of (less than) benefit obligation	330,769	(35,107)
Unrecognized net loss	479,386	726,041
Unrecognized prior service cost	28	17,273

Prepaid pension expense	$810,183	$708,207

        The following table sets forth the plan’s weighted-average asset allocations by category as of December 31:

	2003	2002
Equity securities	53%	47%
Debt securities	42%	51%
Other (cash, money market, accrued income)	5%	2%

	100%	100%

        The investment policy of the plan is to have up to approximately 55% invested in an equity index fund and the remaining monies invested in fixed income (debt) securities and cash.

NOTE F — INCOME TAXES

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

NOTE F — INCOME TAXES (continued)

        If these requirements are violated, the Trust will be treated as a corporation for the taxable year in which the violation occurs and for all subsequent taxable years. Since the election of Section 646, the Trust has remained in compliance with these requirements.

NOTE G — LEASE COMMITMENTS

        The Trust leases office facilities in Saint Paul, Minnesota. These leases include various renewal options and exclude any contingent rental provisions. Rental expense for these operating leases amounted to $61,823, $61,823 and $60,455 for the years 2003, 2002 and 2001, respectively.

REPORT OF ERNST &YOUNG LLP,

INDEPENDENT AUDITORS

The Trustees
Great Northern Iron Ore Properties

        We have audited the accompanying balance sheets of Great Northern Iron Ore Properties as of December 31, 2003 and 2002, and the related statements of income, beneficiaries’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great Northern Iron Ore Properties at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
January 30, 2004

GREAT NORTHERN IRON ORE PROPERTIES

SUMMARY OF SHIPMENTS

			Full Tons Shipped
No.	Mine	Ownership Interest	2003	2002	2001	Total to January 1, 2004
1	Mahoning	100%	501,289	1,358,481	1,065,096	154,799,662
2	Ontario 100%	100%	680,184	10,927	9,660	9,428,418
3	Ontario 50%	50%	2,356,994	1,840,736	213,075	20,204,157
4	Section 18	100%	3,612	—	302	27,921,461
5	Russell Annex	50%	—	9,924	134,432	3,557,057
6	Mississippi #3	100%	76,571	82,429	2,724	3,906,135
7	Minntac	100%	6,153,688	3,791,949	4,252,383	48,659,324

			9,772,338	7,094,446	5,677,672	268,476,214
	Shipments from inactive mines and those exhausted, surrendered or sold prior to this year		—	—	—	361,308,055

	TOTAL		9,772,338	7,094,446	5,677,672	629,784,269

No.	Operating Interest
1-3	Hibbing Taconite Company
4-6	National Steel Corporation up until May 20, 2003; thereafter United States Steel Corporation
7	United States Steel Corporation

GREAT NORTHERN IRON ORE PROPERTIES W-1290 FIRST NATIONAL BANK BUILDING 332 MINNESOTA STREET SAINT PAUL, MINNESOTA 55101-1361	FIRST CLASS U.S. POSTAGE PAID PERMIT #43 MINNEAPOLIS, MN

FIRST CLASS MAIL