Form 10-K, Exhibit 13
period 2004-12-31
GREAT NORTHERN IRON ORE PROPERTIES
filed 2005-02-25
CIK 43410

EXHIBIT 13 – ANNUAL REPORT TO CERTIFICATE HOLDERS

GREAT NORTHERN IRON
ORE PROPERTIES

__________________________

NINETY-EIGHTH
ANNUAL REPORT OF THE TRUSTEES
TO CERTIFICATE HOLDERS

FOR
YEAR ENDED DECEMBER 31, 2004

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

MESABI IRON RANGE OFFICE

801 East Howard Street
Hibbing, Minnesota 55746-0429

(218) 262-3886
Fax (218) 262-4295

GREAT NORTHERN IRON ORE PROPERTIES

SUMMARY OF OPERATIONS

	Year Ended December 31
	2004		2003		2002		2001		2000
Shipments from our mines (tons)	9,167,200		9,772,338		7,094,446		5,677,672		6,942,539
Royalty income	$14,141,775		$11,800,870		$9,141,886		$9,810,504		$11,772,582
Other income	$305,623		$382,534		$443,763		$590,286		$577,825
Net income	$12,242,010		$9,967,544		$7,661,762		$8,646,878		$10,790,588
Total assets	$18,407,999		$17,413,589		$16,873,663		$17,455,283		$18,995,305
Average shares outstanding	1,500,000		1,500,000		1,500,000		1,500,000		1,500,000
Earnings per share, based on weighted-average shares outstanding during the year	$8.16		$6.65		$5.11		$5.76		$7.19
Declared distributions per share	$8.20	(1)	$6.50	(2)	$5.40	(3)	$6.00	(4)	$6.80	(5)

(1)   $1.80 pd 4/30/04; $1.90 pd 7/30/04; $2.10 pd 10/29/04; $2.40 pd 1/31/05
(2)   $1.50 pd 4/30/03; $1.60 pd 7/31/03; $1.70 pd 10/31/03; $1.70 pd 1/30/04
(3)   $1.10 pd 4/30/02; $1.40 pd 7/31/02; $1.40 pd 10/31/02; $1.50 pd 1/31/03
(4)   $1.40 pd 4/30/01; $1.50 pd 7/31/01; $1.50 pd 10/31/01; $1.60 pd 1/31/02
(5)   $1.10 pd 4/28/00; $1.50 pd 7/31/00; $1.80 pd 10/31/00; $2.40 pd 1/31/01

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

The terms of the Great Northern Iron Ore Properties Trust Agreement state that the Trust shall continue for twenty years after the death of the last surviving of eighteen persons named therein. The last survivor of these eighteen named in the Trust Agreement died April 6, 1995. Accordingly, the Trust now terminates twenty years from April 6, 1995, that being April 6, 2015. The termination of the Trust on April 6, 2015, means that there will be no trading of the Trust’s 1,500,000 certificates of beneficial interest (shares) on the New York Stock Exchange beyond that date.

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

The Trust is solely involved with the leasing and care of its properties. The management of the Trust is vested in the Trustees. The Trustees have no duty to sell property unless required to do so to serve both the term beneficiaries and reversionary beneficiary impartially; and, if the need arises, the Trustees may petition the Court for further instructions defining what is required in a particular case to balance the interests of the certificate holders and reversioner. The major source of income to the Trust is earned royalties derived from taconite production from the Trust’s properties by the Trust’s lessees (customers) and minimum royalties, pursuant to mineral leases. “Earned royalties” are based on the taconite tonnage extracted (also referred to as produced or shipped) from the Trust’s lands applied to a royalty rate as defined in the various specific and confidential operating agreements (also referred to as leases) with the Trust’s lessees. Certain leases have “minimum royalty” provisions that require payment to the Trust for holding the leasehold interest. The leases are generally very long-term in nature, and while they periodically are amended at the request of a lessee, the Trust is bound by the lease provisions throughout the term of the lease.

Pursuant to a Court Order in 1988, the Trustees filed an election under Section 646 of the Internal Revenue Code with the Internal Revenue Service that allowed the Trust to be taxed as a grantor trust versus a corporation. Accordingly, certificate holders (shareholders) are taxed on their allocable share of the Trust’s income whether or not the income is distributed. A Tax Return Guide is prepared by the Trust and mailed annually to investors, which is intended to assist them in their preparation of their income tax returns with respect to income allocated from the Trust.

Results of Operations:   “Royalty income” for 2004 was greater than that of 2003 primarily due to increases in our royalty rates due to escalation of producer price indices. “Royalty income” for 2003 was greater than that of 2002 primarily due to increased tonnage mined from Trust lands. “Other income” for 2004 was less than that of 2003, which was less than that of 2002, mainly due to reduced yields on our funds held for investment. “Net income” for 2004 was the highest in the history of the Trust, greater than that of 2003 primarily due to increased Royalty income (as explained above). “Net income” for 2003 was greater than that of 2002 primarily due to increased Royalty income, offset in part by an increase in expenses caused mainly by additional pension costs, Trustee compensation and shareholder relations expenditures.

Liquidity:   In the interest of preservation of principal of Court-approved reserves and guided by the restrictive provisions of Section 646 of the Tax Reform Act of 1986, as amended, monies are invested primarily in United States Treasury securities with maturity dates not to exceed three years and, along with cash flows from operations, are deemed adequate to meet currently foreseeable liquidity needs. The only contractual obligations are operating leases for office facilities (see Note G of the Financial Statements) and deferred compensation listed as Noncurrent Liabilities in the Balance Sheet, both deemed to have a minimal effect on future liquidity.

Critical Accounting Policies:   Royalties from the Trust’s mineral leases are taken into income as earned. Tonnage extracted is agreed upon between Trust and lessee engineers based on various engineering methods. Many of the leases provide for escalation or de-escalation which, for the most part, is based on independent producer price indices as published by the U.S. Department of Labor — Bureau of Labor Statistics. In addition, a number of the Trust’s leases have minimum royalty provisions that require the lessee to pay the Trust a payment for holding the leasehold interest, regardless of production. These minimum royalties can accumulate and do provide the mining companies the ability to offset excess royalties (over the minimum royalty requirements) on future taconite production. Minimum royalties, if not recovered before the termination of the lease, are forfeitable. In that event, no minimum royalties will be returned to the lessee.

Pension Plan Valuations are based on a number of assumptions used to determine the benefit obligation and asset valuation. These assumptions are evaluated annually by the Trustees and management in conjunction with outside actuaries. Assumptions affecting the pension plan valuations, which include the discount rate, compensation increase level and expected long-term rate of return, among other items, are not expected to have a significant impact on the Trust’s financial costs and cash flow. Please refer to Note E of the Financial Statements for additional pension plan information.

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

Lessees (customers) of the Trust primarily include the Minntac and Keewatin Taconite plants, owned and operated by United States Steel Corporation, and the Hibbing Taconite plant, owned by International Steel Group, Cleveland Cliffs Inc. and Stelco, and operated by Cleveland Cliffs Inc. Because the Trust’s revenues are primarily dependent upon a limited number of customers, there are associated inherent risks resulting therefrom. While the steel and taconite industries are currently flourishing, any significant adverse event at any of the Trust’s primary lessees, or the loss of any of the Trust’s primary lessees, could materially adversely affect the Trust’s future financial results.

Market demand for steel, and correspondingly taconite, could also affect the Trust’s financial results. However, other related factors include our lessees’ operating levels, ore body quality, metallurgical and geological characteristics, proximity of Trust lands, extreme weather conditions and labor contracts at the mines. Though the Trust is not a party to these labor contracts, all pertinent labor contracts affecting production from Trust lands have been ratified by the steelworkers and extend until mid-2008.

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

The outlook for 2005 is expected to be a continuation of the positive trend from 2004. Barring decreases in the producer price indices, which are used in the calculation of royalty rates that are applied to taconite production, 2005 should be another good year for the Trust.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Great Northern Iron Ore Properties (“Trust”) is responsible for establishing and maintaining adequate internal control over financial reporting. The Trust’s internal control system was designed to provide reasonable assurance to the Trust’s management and Board of Trustees regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Trust’s management assessed the effectiveness of the Trust’s internal control over financial reporting as of December 31, 2004. In making this assessment, it used the criteria set forth in a report by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) on Internal Control — Integrated Framework. Based on our assessment, we believe that, as of December 31, 2004, the Trust’s internal control over financial reporting is effective based on the COSO criteria.

The Trust’s Independent Registered Public Accounting Firm, Ernst & Young LLP, has issued an audit report on our assessment of the Trust’s internal control over financial reporting. Their report appears on pages 21 and 22.

Respectfully submitted,

Joseph S. Micallef,
    Chief Executive Officer and
        President of the Trustees

Thomas A. Janochoski,
    Chief Financial Officer and
        Vice President & Secretary

Letter to Certificate Holders:

        The Trustees of Great Northern Iron Ore Properties (“Trust”) own fee title to certain mineral and nonmineral lands situated on the Mesabi Iron Range of Minnesota. Many of these properties are leased to companies that mine the ores. The Trust has no subsidiaries.

        During 2004, the major source of income to the Trust was royalty derived from taconite production and minimum royalties. Certain leases provide the mining companies the ability to offset excess royalties due on future production, if any and when mined, against minimum royalties paid in prior periods. Accumulated minimum royalties amounted to $2,496,209 on December 31, 2004. A Summary of Shipments is tabulated on the last page of this report.

        The Trustees declared four quarterly distributions in 2004 totaling $8.20 per share. The first, in the amount of $1.80 per share, was paid on April 30, 2004, to certificate holders of record on March 31, 2004; the second, in the amount of $1.90 per share, was paid on July 30, 2004, to certificate holders of record on June 30, 2004; the third, in the amount of $2.10 per share, was paid on October 29, 2004, to certificate holders of record on September 30, 2004; and the fourth, in the amount of $2.40 per share, was paid on January 31, 2005, to certificate holders of record on December 31, 2004.

        The Trustees declared four quarterly distributions in 2003 totaling $6.50 per share. The first, in the amount of $1.50 per share, was paid on April 30, 2003, to certificate holders of record on March 31, 2003; the second, in the amount of $1.60 per share, was paid on July 31, 2003, to certificate holders of record on June 30, 2003; the third, in the amount of $1.70 per share, was paid on October 31, 2003, to certificate holders of record on September 30, 2003; and the fourth, in the amount of $1.70 per share, was paid on January 30, 2004, to certificate holders of record on December 31, 2003.

        The Trustees intend to continue quarterly distributions and set the record date as of the last business day of each quarter. The next distribution will be paid in late April 2005 to certificate holders of record on March 31, 2005.

        Shares of beneficial interest in the Trust are traded on the New York Stock Exchange under the ticker symbol “GNI” (CUSIP No. 391064102). There were 1,596 certificate holders of record on December 31, 2004. The high and low prices for the quarterly periods commencing January 1, 2003 through December 31, 2004 were as follows:

	2004		2003
Quarter	High	Low	High	Low
First	$98.50	$84.00	$72.50	$62.60
Second	101.00	88.26	80.75	68.25
Third	120.00	96.03	87.25	76.80
Fourth	127.75	96.30	97.67	77.25

        The following is a summary of quarterly results of operations (unaudited) for the years ended December 31, 2004 and 2003 (in thousands of dollars, except per share amounts):

	Quarter Ended
	March 31	June 30	Sept. 30	Dec. 31
2004
Royalty income	$3,467	$3,985	$3,525	$3,165
Interest and other income	77	50	108	70

Gross income	3,544	4,035	3,633	3,235
Expenses	628	526	526	525

Net income	$2,916	$3,509	$3,107	$2,710

Earnings per share	$1.94	$2.34	$2.07	$1.81

2003
Royalty income	$2,908	$3,387	$2,955	$2,551
Interest and other income	80	147	76	80

Gross income	2,988	3,534	3,031	2,631
Expenses	579	550	509	578

Net income	$2,409	$2,984	$2,522	$2,053

Earnings per share	$1.61	$1.99	$1.68	$1.37

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

        A Tax Return Guide was mailed in January 2005 to all “record date” certificate holders shown on our stock transfer agent’s records during 2004. This guide was intended to assist the investor in addressing many of the issues that arise in reporting the Trust operations for federal and state income tax purposes due to Section 646.

        We will, upon request, be happy to furnish certificate holders an Annual Report on Form 10-K and a Tax Return Guide for any recent year.

Respectfully submitted,

Joseph S. Micallef Robert A. Stein	Roger W. Staehle John H. Roe, III

Saint Paul, Minnesota
January 28, 2005

GREAT NORTHERN IRON ORE PROPERTIES

STATEMENTS OF INCOME

	Year Ended December 31
	2004	2003	2002
REVENUES
Royalties	$14,141,775	$11,800,870	$9,141,886
Interest earned	179,806	214,072	353,874
Rent and other	125,817	168,462	89,889

	14,447,398	12,183,404	9,585,649
EXPENSES
Royalties	4,623	4,623	4,623
Real estate and payroll taxes	129,744	140,840	124,899
Inspection and care of property	524,695	506,291	466,323
Administrative and general	1,302,100	1,317,476	1,083,429
Provision for depreciation and amortization	244,226	246,630	244,613

	2,205,388	2,215,860	1,923,887

NET INCOME	$12,242,010	$9,967,544	$7,661,762

EARNINGS PER SHARE	$8.16	$6.65	$5.11

STATEMENTS OF BENEFICIARIES’ EQUITY

	Year Ended December 31

	2004	2003	2002

Balance at beginning of year	$14,741,933	$14,524,389	$14,962,627
Net income for the year	12,242,010	9,967,544	7,661,762

	26,983,943	24,491,933	22,624,389
Deduct declaration of distributions on shares of beneficial interest, per share: 2004 – $8.20; 2003 – $6.50; 2002 – $5.40	12,300,000	9,750,000	8,100,000

Balance at end of year	$14,683,943	$14,741,933	$14,524,389

See accompanying notes.

GREAT NORTHERN IRON ORE PROPERTIES

BALANCE SHEETS

ASSETS

	December 31
	2004	2003
CURRENT ASSETS
Cash and cash equivalents	$788,779	$856,399
United States Treasury securities (Note B)	4,788,363	3,746,640
Royalties receivable	2,834,944	2,243,423
Prepaid expenses	2,760	4,679

TOTAL CURRENT ASSETS	8,414,846	6,851,141

NONCURRENT ASSETS
United States Treasury securities (Note B)	4,619,534	5,097,676
Prepaid pension expense (Note E)	941,327	810,183

	5,560,861	5,907,859

PROPERTIES
Mineral lands (Notes B and C)	38,587,307	38,577,007
Less allowances for depletion and amortization	34,289,965	34,081,765

	4,297,342	4,495,242
Building and equipment – at cost, less allowances for accumulated depreciation (2004 – $214,287; 2003 – $193,279)	134,950	159,347

	4,432,292	4,654,589

	$18,407,999	$17,413,589

LIABILITIES AND BENEFICIARIES’ EQUITY

CURRENT LIABILITIES
Accounts payable and accrued expenses	$81,756	$94,656
Distributions	3,600,000	2,550,000

TOTAL CURRENT LIABILITIES	3,681,756	2,644,656

NONCURRENT LIABILITIES	42,300	27,000

BENEFICIARIES’ EQUITY, including certificate holders’ equity, represented by 1,500,000 shares of beneficial interest authorized and outstanding, and reversionary interest (Notes A and D)	14,683,943	14,741,933

	$18,407,999	$17,413,589

See accompanying notes.

GREAT NORTHERN IRON ORE PROPERTIES

STATEMENTS OF CASH FLOWS

	Year Ended December 31
	2004	2003	2002
OPERATING ACTIVITIES
Cash received from royalties and rents	$13,665,771	$12,361,792	$8,904,833
Cash paid to suppliers and employees	(2,087,987)	(2,050,743)	(1,679,390)
Interest received	188,621	272,497	399,320

NET CASH PROVIDED BY OPERATING ACTIVITIES	11,766,405	10,583,546	7,624,763

INVESTING ACTIVITIES
United States Treasury securities purchased	(4,297,396)	(5,075,000)	(3,725,000)
United States Treasury securities matured	3,725,000	4,175,000	4,300,000
Net expenditures for equipment	(11,629)	(40,377)	(45,814)

NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(584,025)	(940,377)	529,186

FINANCING ACTIVITIES
Distributions paid	(11,250,000)	(9,450,000)	(8,250,000)

NET CASH USED IN FINANCING ACTIVITIES	(11,250,000)	(9,450,000)	(8,250,000)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(67,620)	193,169	(96,051)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	856,399	663,230	759,281

CASH AND CASH EQUIVALENTS AT END OF YEAR	$788,779	$856,399	$663,230

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES
Net income	$12,242,010	$9,967,544	$7,661,762
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	244,226	246,630	244,613
Net decrease (increase) in assets:
Accrued interest	8,815	58,425	45,446
Royalties receivable	(591,521)	392,460	(326,942)
Prepaid expenses	(129,225)	(103,895)	(6,734)
Surface lands	(10,300)	—	—
Net increase in liabilities:
Accrued liabilities	2,400	22,382	6,618

NET CASH PROVIDED BY OPERATING ACTIVITIES	$11,766,405	$10,583,546	$7,624,763

See accompanying notes.

GREAT NORTHERN IRON ORE PROPERTIES

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

NOTE A – BUSINESS AND TERMINATION OF THE TRUST AND LEGAL PROCEEDINGS

        Great Northern Iron Ore Properties (“Trust”) is presently involved solely with the leasing and maintenance of mineral lands owned by the Trust on the Mesabi Iron Range of Minnesota. Royalty income is derived from taconite production and minimums. Royalty income (which is not in direct ratio to tonnage shipped) from two significant operating lessees was as follows: 2004 — $8,942,000 and $5,197,000; 2003 — $9,048,000 and $2,714,000; and 2002 — $5,614,000 and $3,398,000.

        The terms of the Great Northern Iron Ore Properties Trust Agreement, created December 7, 1906, state that the Trust shall continue for twenty years after the death of the last surviving of eighteen named in the Trust Agreement. The last survivor of these eighteen named in the Trust Agreement died April 6, 1995. Accordingly, the Trust now terminates twenty years from April 6, 1995, that being April 6, 2015. The termination of the Trust on April 6, 2015, means that there will be no trading of the Trust’s 1,500,000 certificates of beneficial interest (shares) on the New York Stock Exchange beyond that date.

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

        In proceedings commenced in 1972, the Minnesota Supreme Court determined that while by the terms of the Trust, the Trustees are given discretionary powers to convert Trust assets to cash and to distribute the proceeds to certificate holders, they are limited in their exercise of those powers by the legal duty imposed by well-established law of trusts to serve the interests of both term beneficiaries and the reversionary beneficiary with impartiality. Thus, the Trustees have no duty to exercise the powers of sale and distribution unless required to do so to serve both term and reversionary interests; and, if the need arises, the Trustees may petition

NOTE A – BUSINESS AND TERMINATION OF THE TRUST AND LEGAL PROCEEDINGS (continued)

the District Court of Ramsey County, Minnesota, for further instructions defining what is required in a particular case to balance the interests of certificate holders and reversioner. Also, the Court, in effect, held that the Trust is a conventional trust, rather than a business trust, and must operate within the framework of well-established trust law.

        By a letter dated March 9, 2004, certificate holders of record as of December 31, 2003, and the reversioner were notified of a Hearing on May 26, 2004, in Ramsey County Courthouse, Saint Paul, Minnesota, for the purpose of settling and allowing the Trust accounts for the year 2003. By Court Order signed and dated May 26, 2004, the 2003 accounts were settled and allowed in all respects. By previous Orders, the Court settled and allowed the accounts of the Trustees for preceding years of the Trust.

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

        The Trustees provided annual income tax information in January 2005 to certificate holders of record with holdings on any of the four quarterly record dates during 2004. This information included a:

Substitute Form 1099-MISC — This form reported one’s 2004 allocable share of income from the Trust, distributions declared and any taxes withheld. (Foreign certificate holders received a Form 1042S.)

Trust Supplemental Statement — This statement reported the number of units (shares) held on any of the four quarterly record dates in 2004.

Tax Return Guide — This guide instructed the certificate holders as to the preparation of their income tax returns with respect to income allocated from the Trust and various deductions allowable.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

        Cash and Cash Equivalents:   For purposes of the statements of cash flows, the Trust considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES (continued)

        Securities:   United States Treasury securities are classified as “held-to-maturity” securities and are carried at cost, adjusted for accrued interest and amortization of premium or discount. Securities listed as noncurrent assets will mature in 2006. Following is an analysis of the securities as of December 31:

	Current		Noncurrent
	2004	2003	2004	2003
Aggregate fair value	$4,754,254	$3,751,117	$4,566,156	$5,082,656
Gross unrealized holding gains	(1,882)	(23,487)	—	(11,251)
Gross unrealized holding losses	20,872	—	33,258	4,985

Amortized cost basis	4,773,244	3,727,630	4,599,414	5,076,390
Accrued interest	15,119	19,010	20,120	21,286

	$4,788,363	$3,746,640	$4,619,534	$5,097,676

        Mineral Lands:   Mineral lands, including surface lands, are carried at amounts which represent, principally, either cost at acquisition or values on March 1, 1913. The value of the merchantable ore deposits was established on March 1, 1913, for federal income tax purposes. No value has been estimated or recorded for taconite deposits held on March 1, 1913, since they were not then thought to be merchantable. The cost of surface lands acquired to facilitate mining operations was amortized (noncash expense) in the amount of $208,200 for each of the years 2004, 2003 and 2002 (see Note C).

        Royalty Income:   Royalties from mineral leases (with cancellation terms varying from six months to one year) are taken into income as earned. Certain leases provide the mining companies the ability to offset excess royalties due on future production, if any and when mined, against minimum royalties paid in prior periods. Accumulated minimum royalties amounted to $2,496,209 on December 31, 2004, and $3,874,635 on December 31, 2003.

        Use of Estimates:   The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

        Earnings per Share:   Earnings per share are determined by dividing net income for the period by the number of weighted-average shares of beneficial interest outstanding. Basic and diluted weighted-average shares outstanding were 1,500,000 as of December 31, 2004, 2003 and 2002.

NOTE C – LAND ACQUISITION

        A mining agreement dated January 1, 1959, with United States Steel Corporation provides that one-half of annual earned royalty income, after satisfaction of minimum royalty payments, shall be applied to reimburse the lessee for a portion of its cost of acquisition of surface lands overlying the leased mineral deposits, which surface lands are then conveyed to the Trustees (see Note B). There are surface lands yet to be purchased, the costs of which are yet unknown and will not be known until the actual purchases are made.

NOTE D – PRINCIPAL CHARGES ACCOUNT

        Pursuant to the Court Order of November 29, 1982, the Trustees were directed to create and maintain an account designated as “Principal Charges.” This account constitutes a first and prior lien of certificate holders on any property transferable to the reversioner and reflects an allocation of beneficiaries’ equity between the certificate holders and the reversioner. This account is neither an asset nor a liability of the Trust. Rather, this account maintains and represents a balance which will be payable to the certificate holders of record from the reversioner at the end of the Trust. The balance in this account consists of attorneys’ fees and expenses of counsel for adverse parties pursuant to the Court Order in connection with litigation commenced in 1972 relating to the Trustees’ powers and duties under the Trust Agreement and the costs of homes and surface lands acquired in accordance with provisions of a lease with United States Steel Corporation, net of an allowance to amortize the cost of the land based on actual shipments of taconite and net of a credit for disposition of tangible assets. Following is an analysis of this account as of December 31:

	2004	2003
Attorneys’ fees and expenses	$1,024,834	$1,024,834
Cost of surface lands	5,713,565	5,703,265
Cumulative shipment credits	(1,304,692)	(1,181,887)
Asset disposition credits	(57,950)	(57,950)

Principal Charges account	$5,375,757	$5,488,262

        Upon termination of the Trust, the Trustees shall either sell tangible assets or obtain a loan with tangible assets as security to provide monies for distribution to the certificate holders in the amount of the Principal Charges account balance.

NOTE E – PENSION PLAN

        The Trust has a noncontributory defined benefit plan which covers all employees. The Trustees are not eligible for pension benefits under the plan based on services as Trustees. A summary of the components of net periodic pension cost (benefit), a noncash item, for 2004, 2003 and 2002 is as follows:

NOTE E – PENSION PLAN (continued)

	2004	2003	2002
Service cost	$117,426	$92,219	$68,225
Interest cost	210,396	214,006	200,623
Expected return on assets	(303,219)	(260,583)	(302,688)
Net amortization	5,764	38,648	27,106

Net pension cost (benefit)	$30,367	$84,290	$(6,734)

        Weighted-average assumptions used in the measurement of the benefit obligation and net periodic pension cost as of December 31 were:

	2004	2003
Discount rate for benefit obligation	5.75%	6.25%
Discount rate for net periodic pension cost	6.25%	6.50%
Rate of compensation increase	3.50%	3.50%
Expected long-term return on plan assets	7.50%	8.00%

        The determination of the expected long-term return on plan assets is based on historical returns and a consideration of the Trust’s termination date.

        The following table sets forth the change in projected benefit obligation:

	2004	2003
Projected benefit obligation at January 1	$3,487,979	$3,407,885
Service cost	117,426	92,219
Interest cost	210,396	214,006
Actuarial loss	389,145	38,344
Benefit payments	(258,513)	(264,475)

Projected benefit obligation at December 31	$3,946,433	$3,487,979

        The following table sets forth the change in the fair value of plan assets:

	2004	2003
Fair value of plan assets at January l	$3,818,748	$3,372,778
Contributions	161,511	186,266
Actual return on plan assets	279,631	524,179
Benefit payments	(258,513)	(264,475)

Fair value of plan assets at December 31	$4,001,377	$3,818,748

        The future benefit payments for the plan are estimated to be $258,513 for each of the years from 2005 through 2009, inclusive, and for the period from 2010 through 2014, inclusive, are estimated to be $1,360,122 in aggregate. The next contribution to the plan is estimated to be $161,511; however, said amount will be recalculated upon the completion of the plan’s annual actuarial valuation performed as of the plan’s fiscal year-end, March 31.

NOTE E – PENSION PLAN (continued)

        The following table sets forth the plan’s funded status and amounts recognized in the balance sheets at December 31:

	2004	2003
Accumulated benefit obligation	$2,982,757	$2,791,180
Effect of future compensation increases	963,676	696,799

Projected benefit obligation	3,946,433	3,487,979
Fair value of plan assets	4,001,377	3,818,748

Plan assets in excess of benefit obligation	54,944	330,769
Unrecognized net loss	886,383	479,386
Unrecognized prior service cost	—	28

Prepaid pension expense	$941,327	$810,183

        The following table sets forth the plan’s weighted-average asset allocations by category as of December 31:

	2004	2003
Equity securities	55%	53%
Debt securities	39%	42%
Other (cash, money market, accrued income)	6%	5%

	100%	100%

        The investment policy of the plan is to have up to approximately 55% invested in an equity index fund and the remaining monies invested in fixed income (debt) securities and cash.

NOTE F – INCOME TAXES

        The Trustees filed an election under Section 646 of the Tax Reform Act of 1986, as amended. As discussed in Note A, beginning in 1989 the Trust is no longer subject to federal or Minnesota corporate income taxes, provided the requirements of Section 646 are met. The principal requirements are:

•	The Trust must be exclusively engaged in the leasing of mineral properties and activities incidental thereto.
•	The Trust must not acquire any additional property other than permissible acquisitions as provided by Section 646.

        If these requirements are violated, the Trust will be treated as a corporation for the taxable year in which the violation occurs and for all subsequent taxable years. Since the election of Section 646, the Trust has remained in compliance with these requirements.

NOTE G – LEASE COMMITMENTS

        The Trust leases office facilities in Saint Paul, Minnesota. These leases include various renewal options and exclude any contingent rental provisions. Rental expense for these operating leases amounted to $61,823 in each of the years 2004, 2003 and 2002.

REPORT OF ERNST & YOUNG LLP,
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM,
ON AUDIT OF FINANCIAL STATEMENTS

The Trustees
Great Northern Iron Ore Properties

        We have audited the accompanying balance sheets of Great Northern Iron Ore Properties as of December 31, 2004 and 2003, and the related statements of income, beneficiaries’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great Northern Iron Ore Properties at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Great Northern Iron Ore Properties’ internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated January 28, 2005, expressed an unqualified opinion thereon.

/s/   Ernst & Young LLP

Minneapolis, Minnesota
January 28, 2005

REPORT OF ERNST & YOUNG LLP,
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM,
ON MANAGEMENT’S REPORT ON
INTERNAL CONTROL OVER FINANCIAL REPORTING

The Trustees
Great Northern Iron Ore Properties

        We have audited management’s assessment, included in the accompanying Management’s Report On Internal Control Over Financial Reporting, that Great Northern Iron Ore Properties maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”). Great Northern Iron Ore Properties’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of Great Northern Iron Ore Properties’ internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, management’s assessment that Great Northern Iron Ore Properties maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Great Northern Iron Ore Properties maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2004 financial statements of Great Northern Iron Ore Properties, and our report dated January 28, 2005, expressed an unqualified opinion thereon.

/s/   Ernst & Young LLP

Minneapolis, Minnesota
January 28, 2005

GREAT NORTHERN IRON ORE PROPERTIES

SUMMARY OF SHIPMENTS

			Full Tons Shipped
No.	Mine	Ownership Interest	2004	2003	2002	Total to January 1, 2005
1.	Mahoning	100%	1,047,642	501,289	1,358,481	155,847,304
2.	Ontario 100%	100%	1,391,614	680,184	10,927	10,820,032
3.	Ontario 50%	50%	1,343,700	2,356,994	1,840,736	21,547,857
4.	Section 18	100%	29,645	3,612	—	27,951,106
5.	Russell Annex	50%	—	—	9,924	3,557,057
6.	Mississippi #3	100%	396,194	76,571	82,429	4,302,329
7.	Minntac	100%	4,958,405	6,153,688	3,791,949	53,617,729

			9,167,200	9,772,338	7,094,446	277,643,414

	Shipments from inactive mines and those exhausted, surrendered or sold prior to this year		—	—	—	361,308,055

	TOTAL		9,167,200	9,772,338	7,094,446	638,951,469

No.	Operating Interest
1-3	Hibbing Taconite Company
4-6	National Steel Corporation up until May 20, 2003; thereafter United States Steel Corporation
7	United States Steel Corporation

NOTES

GREAT NORTHERN IRON ORE PROPERTIES W-1290 FIRST NATIONAL BANK BUILDING 332 MINNESOTA STREET SAINT PAUL, MINNESOTA 55101-1361	FIRST CLASS U.S. POSTAGE PAID PERMIT #43 MINNEAPOLIS, MN

FIRST CLASS MAIL