Form 10-K, Exhibit 13
period 2005-12-31
GREAT NORTHERN IRON ORE PROPERTIES
filed 2006-02-24
CIK 43410

Exhibit 13

Annual Report to Certificate Holders

GREAT NORTHERN IRON
ORE PROPERTIES

Ninety-Ninth
Annual Report of the Trustees
to Certificate Holders

for
Year Ended December 31, 2005

GREAT NORTHERN IRON ORE PROPERTIES

W-1290 First National Bank Building
332 Minnesota Street
Saint Paul, Minnesota 55101-1361

(651) 224-2385
Fax (651) 224-2387

Trustees	Officers
Joseph S. Micallef President of the Trustees Roger W. Staehle* Robert A. Stein* John H. Roe, III* *Audit Committee	Joseph S. Micallef Chief Executive Officer Thomas A. Janochoski Chief Financial Officer Vice President & Secretary Roger P. Johnson Chief Engineer Manager of Mines

Shareholder Relations Department, Transfer Office
and Registrar

Wells Fargo Bank, N.A.
P.O. Box 64854
Saint Paul, Minnesota 55164-0854

Toll-free: 1-800-468-9716

Mesabi Iron Range Office

801 East Howard Street
Hibbing, Minnesota 55746-0429

(218) 262-3886
Fax (218) 262-4295

GREAT NORTHERN IRON ORE PROPERTIES

SUMMARY OF OPERATIONS

	Year Ended December 31
	2005		2004		2003		2002		2001
Shipments from our mines (tons)	8,673,198		9,167,200		9,772,338		7,094,446		5,677,672
Royalty income	$17,998,451		$14,141,775		$11,800,870		$9,141,886		$9,810,504
Other income	$362,761		$305,623		$382,534		$443,763		$590,286
Net income	$15,720,620		$12,242,010		$9,967,544		$7,661,762		$8,646,878
Total assets	$19,455,519		$18,407,999		$17,413,589		$16,873,663		$17,455,283
Average shares outstanding	1,500,000		1,500,000		1,500,000		1,500,000		1,500,000
Earnings per share, based on weighted-average shares outstanding during the year	$10.48		$8.16		$6.65		$5.11		$5.76
Declared distributions per share	$10.40	(1)	$8.20	(2)	$6.50	(3)	$5.40	(4)	$6.00	(5)

(1) $2.20 pd 4/29/05; $2.40 pd 7/29/05; $2.80 pd 10/31/05; $3.00 pd 1/31/06
(2) $1.80 pd 4/30/04; $1.90 pd 7/30/04; $2.10 pd 10/29/04; $2.40 pd 1/31/05
(3) $1.50 pd 4/30/03; $1.60 pd 7/31/03; $1.70 pd 10/31/03; $1.70 pd 1/30/04
(4) $1.10 pd 4/30/02; $1.40 pd 7/31/02; $1.40 pd 10/31/02; $1.50 pd 1/31/03
(5) $1.40 pd 4/30/01; $1.50 pd 7/31/01; $1.50 pd 10/31/01; $1.60 pd 1/31/02

Trustees’ & Management’s Discussion and Analysis of Financial Condition
and Results of Operations

Overview: Great Northern Iron Ore Properties (“Trust”) is a conventional nonvoting trust organized under the laws of the State of Michigan pursuant to a Trust Agreement dated December 7, 1906. The Trust owns interests in fee, both mineral and nonmineral lands, on the Mesabi Iron Range in northern Minnesota. With the properties and offices all located in Minnesota, the Trust is under the jurisdiction of the Ramsey County District Court in Saint Paul, Minnesota.

The terms of the Great Northern Iron Ore Properties Trust Agreement, created December 7, 1906, state that the Trust shall continue for twenty years after the death of the last surviving of eighteen persons named in the Trust Agreement. The last survivor of these eighteen named in the Trust Agreement died April 6, 1995. Accordingly, the Trust terminates twenty years from April 6, 1995.

At the end of the Trust, that being April 6, 2015, the certificates of beneficial interest (shares) in the Trust will cease to trade on the New York Stock Exchange and thereafter will represent only the right to receive certain distributions payable to the certificate holders of record at the time of the termination of the Trust. Upon termination, the Trust is obligated to distribute ratably to these certificate holders the net monies remaining in the hands of the Trustees (after paying and providing for all expenses and obligations of the Trust), plus the balance in the Principal Charges account (see Note D of the Financial Statements). All other Trust property (most notably the Trust’s mineral properties) must be conveyed and transferred to the reversioner (currently Glacier Park Company, a wholly owned subsidiary of Burlington Resources, Inc.) under the terms of the Trust Agreement.

The exact final distribution, though not determinable at this time, will generally consist of the sum of the Trust’s net monies (essentially, total assets less liabilities and properties) and the balance in the Principal Charges account, less any and all expenses and obligations of the Trust upon termination. To offer a hypothetical example, without factoring in any expenses and obligations of the Trust upon its termination, and using the financial statement values as of December 31, 2005, the net monies were approximately $10.5 million and the Principal Charges account balance was approximately $5.3 million, resulting in a final distribution payable of approximately $15.8 million, or about $10.53 per share. After payment of this final distribution, the certificates of beneficial interest (shares) would be cancelled and will have no further value. It is important to note, however, that the actual net monies on hand and the Principal Charges account balance will most likely fluctuate during the ensuing years and will not be “final” until after the termination and wind-down of the Trust. We offer this example to further inform investors about the conceptual nature of the final distribution and do not imply or guarantee a specific known final distribution amount.

The Trust is solely involved with the leasing and care of its properties. The management of the Trust is vested in the Trustees. The Trustees have no duty to sell property unless required to do so to serve both the term beneficiaries and reversionary beneficiary impartially; and, if the need arises, the Trustees may petition the Court for further instructions defining what is required in a particular case to balance the interests of the certificate holders and reversioner. The major source of income to the Trust is earned royalties derived from taconite production from the Trust’s properties by the Trust’s lessees (customers) and minimum royalties, pursuant to mineral leases. “Earned royalties” are based on the taconite tonnage extracted (also referred to as produced or shipped) from the Trust’s lands applied to a royalty rate as defined in the various specific and confidential operating agreements (also referred to as leases) with the Trust’s lessees. Certain leases have “minimum royalty” provisions that require payment to the Trust for holding the leasehold interest. The leases are generally very long-term in nature and, while they periodically are amended at the request of a lessee, the Trust is bound by the lease provisions throughout the term of the lease.

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

Results of Operations: “Royalty income” for 2005 was greater than that of 2004 primarily due to greater net minimum royalties and increases in our royalty rates due to escalation of producer price indices, offset in part by a decrease in tonnage mined from Trust lands. “Royalty income” for 2004 was greater than that of 2003 mainly due to increases in our royalty rates due to escalation of producer price indices. “Other income” for 2005 was greater than that of 2004 primarily due to an overall improved yield on our funds held for investment. “Other income” for 2004 was less than that of 2003 mainly due to an overall reduced yield on our funds held for investment. “Net income” for 2005 was the highest in the history of the Trust, greater than that of 2004, primarily due to increased Royalty income (as explained above), offset in part by additional pension costs associated with funding the plan and expensing these costs by the Trust’s termination date. “Net income” for 2004 was greater than that of 2003 mainly due to increased Royalty income (as explained above).

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

Critical Accounting Policies: Royalties from the Trust’s mineral leases are taken into income as earned. Tonnage extracted is agreed upon between Trust and lessee engineers based on various engineering methods. Many of the leases provide for escalation or de-escalation that, for the most part, is based on independent producer price indices as published by the U.S. Department of Labor — Bureau of Labor Statistics. In addition, a number of the Trust’s leases have minimum royalty provisions that require the lessee to pay the Trust a payment for holding the leasehold interest, regardless of production. These minimum royalties can accumulate and do provide the mining companies the ability to offset excess royalties (over the minimum royalty requirements) on future taconite production. Minimum royalties, if not recovered before the termination of the lease, are forfeitable. In that event, no minimum royalties will be returned to the lessee.

Pension Plan Valuations are based on a number of assumptions used to determine the benefit obligation and asset valuation. These assumptions are evaluated annually by the Trustees and management in conjunction with outside actuaries. Assumptions affecting the pension plan valuations include the discount rate, compensation increase level and expected long-term rate of return. These assumptions reflect and incorporate the expected cash flow payouts of the pension plan given the determinate time frame to the termination of the Trust. Please refer to Note E of the Financial Statements for additional pension plan information.

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

Forward-Looking and Cautionary Statements: Certain expectations and projections regarding future performance of the Trust referenced in this report are forward-looking statements. These expectations and projections are based on currently available industry and financial data and may be subject to certain events and uncertainties beyond the Trust’s control. We caution readers that in addition to factors described elsewhere in this report, the following factors and comments, among others, could cause the Trust’s operations and financial results to differ materially from the expectations and projections contained in the forward-looking statements.

The Trust’s lessees (customers) primarily include Minntac and Keewatin Taconite Company (“Keetac”), owned and operated by United States Steel Corporation, and Hibbing Taconite Company (“Hibtac”), owned by Mittal Steel USA, Cleveland Cliffs Inc. and Stelco, and operated by Cleveland Cliffs Inc. Because the Trust’s revenues are primarily dependent upon a limited number of customers, there are associated inherent risks resulting therefrom. While the steel and taconite industries are generally having good years, any significant adverse event at any of the Trust’s primary lessees, or the loss of any of the Trust’s primary lessees, could materially adversely affect the Trust’s future financial results.

A decline in market demand for steel, and correspondingly taconite, could adversely affect the Trust’s financial results. However, other related and sometimes compensating factors include the Trust’s lessees’ operating levels, ore body quality, metallurgical and geological characteristics, proximity of Trust lands, extreme weather conditions and labor contracts at the mines. Though the Trust is not a party to these labor contracts, all pertinent labor contracts affecting production from Trust lands have been ratified by the steelworkers and extend until mid-2008.

Royalty rates can fluctuate due to the escalation and de-escalation of producer price indices as a result of provisions present in many of the Trust’s leases. To the extent these indices decline (All Commodities or the Iron and Steel subgroup), royalty rates, and correspondingly royalty income, could be adversely affected. Conversely, higher producer price indices may increase royalty rates and royalty income.

Compliance with Section 646 of the Internal Revenue Code, as explained in Note F of the Financial Statements, is integral to the level of distributions paid to the certificate holders. Should it be determined that the Trust violated the requirements of Section 646, it would be taxed as a corporation versus a grantor trust. This would mean the Trust’s income would be taxable upon receipt by the Trust and again upon receipt by the certificate holders. It is the Trustees’ opinion, based on independent tax firm reviews, that the Trust has remained in compliance with the provisions of Section 646 since its election in 1988.

The outlook for 2006 is that we expect taconite production from Trust lands to be lower than that of 2005, resulting in lower anticipated earnings than the record year of 2005. Nevertheless, we think historically that 2006 will be another good year for the Trust.

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

The Trust’s management assessed the effectiveness of the Trust’s internal control over financial reporting as of December 31, 2005. In making this assessment, it used the criteria set forth in a report by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) on Internal Control — Integrated Framework. Based on our assessment, we believe that, as of December 31, 2005, the Trust’s internal control over financial reporting is effective based on the COSO criteria.

The Trust’s Independent Registered Public Accounting Firm, Ernst & Young LLP, has issued an audit report on our assessment of the Trust’s internal control over financial reporting. Their report appears on pages 21 and 22.

Respectfully submitted,

Joseph S. Micallef,
Chief Executive Officer
and President of the Trustees

Thomas A. Janochoski,
Chief Financial Officer
and Vice President & Secretary

Letter to Certificate Holders:

        The Trustees of Great Northern Iron Ore Properties (“Trust”) own fee title to certain mineral and nonmineral lands situated on the Mesabi Iron Range of Minnesota. Many of these properties are leased to companies that mine the mineral lands for taconite iron ore. The Trust has no subsidiaries.

        During 2005, the major source of income to the Trust was royalty income derived from taconite production and minimum royalties. Certain leases provide the mining companies the ability to offset excess royalties due on future production, if any and when mined, against minimum royalties paid in prior periods. Accumulated minimum royalties amounted to $3,288,083 on December 31, 2005. A “Summary of Shipments” is tabulated on the last page of this report.

        The Trustees declared four quarterly distributions in 2005 totaling $10.40 per share. The first, in the amount of $2.20 per share, was paid on April 29, 2005, to certificate holders of record on March 31, 2005; the second, in the amount of $2.40 per share, was paid on July 29, 2005, to certificate holders of record on June 30, 2005; the third, in the amount of $2.80 per share, was paid on October 31, 2005, to certificate holders of record on September 30, 2005; and the fourth, in the amount of $3.00 per share, was paid on January 31, 2006, to certificate holders of record on December 30, 2005.

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

        The Trustees intend to continue quarterly distributions and set the record date as of the last business day of each quarter. The next distribution will be paid in late April 2006 to certificate holders of record on March 31, 2006.

        Shares of beneficial interest in the Trust are traded on the New York Stock Exchange under the ticker symbol “GNI” (CUSIP No. 391064102). There were 1,480 certificate holders of record on December 31, 2005. The high and low prices for the quarterly periods commencing January 1, 2004, through December 31, 2005, inclusive, were as follows:

	2005		2004
Quarter	High	Low	High	Low
First	$142.09	$101.00	$98.50	$84.00
Second	123.50	93.00	101.00	88.26
Third	124.50	101.00	120.00	96.03
Fourth	141.00	113.00	127.75	96.30

        The following is a summary of quarterly results of operations (unaudited) for the years ended December 31, 2005 and 2004 (in thousands of dollars, except per share amounts):

	Quarter Ended
	March 31	June 30	Sept. 30	Dec. 31
2005
Royalty income	$4,296	$5,257	$4,213	$4,232
Interest and other income	95	72	90	106

Gross income	4,391	5,329	4,303	4,338
Expenses	646	675	622	697

Net income	$3,745	$4,654	$3,681	$3,641

Earnings per share	$2.50	$3.10	$2.45	$2.43

2004
Royalty income	$3,467	$3,985	$3,525	$3,165
Interest and other income	77	50	108	70

Gross income	3,544	4,035	3,633	3,235
Expenses	628	526	526	525

Net income	$2,916	$3,509	$3,107	$2,710

Earnings per share	$1.94	$2.34	$2.07	$1.81

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

        A Tax Return Guide was mailed in January 2006 to all “record date” certificate holders shown on our stock transfer agent’s records during 2005. This guide was intended to assist the investor in addressing many of the issues that arise in reporting the Trust operations for federal and state income tax purposes due to Section 646.

        We will, upon request, be happy to furnish certificate holders an Annual Report on Form 10-K and a Tax Return Guide for any recent year.

Respectfully submitted,

Joseph S. Micallef            Roger W. Staehle
Robert A. Stein                 John H. Roe, III

Saint Paul, Minnesota
January 27, 2006

GREAT NORTHERN IRON ORE PROPERTIES

STATEMENTS OF INCOME

	Year Ended December 31
	2005	2004	2003
Revenues
Royalties	$17,998,451	$14,141,775	$11,800,870
Interest earned	252,037	179,806	214,072
Rent and other	110,724	125,817	168,462

	18,361,212	14,447,398	12,183,404
Expenses
Royalties	4,623	4,623	4,623
Real estate and payroll taxes	139,090	129,744	140,840
Inspection and care of property	531,830	524,695	506,291
Administrative and general	1,723,535	1,302,100	1,317,476
Provision for depreciation and amortization	241,514	244,226	246,630

	2,640,592	2,205,388	2,215,860

Net Income	$15,720,620	$12,242,010	$9,967,544

Earnings per Share	$10.48	$8.16	$6.65

STATEMENTS OF BENEFICIARIES’ EQUITY

	Year Ended December 31

	2005	2004	2003

Balance at beginning of year	$14,683,943	$14,741,933	$14,524,389
Net income for the year	15,720,620	12,242,010	9,967,544

	30,404,563	26,983,943	24,491,933
Deduct declaration of distributions on shares of beneficial interest, per share: 2005 — $10.40; 2004 — $8.20; 2003 — $6.50	15,600,000	12,300,000	9,750,000

Balance at end of year	$14,804,563	$14,683,943	$14,741,933

See accompanying notes.

GREAT NORTHERN IRON ORE PROPERTIES

BALANCE SHEETS

ASSETS

	December 31
	2005	2004
Current Assets
Cash and cash equivalents	$774,916	$788,779
United States Treasury securities (Note B)	6,209,745	4,788,363
Royalties receivable	3,881,737	2,834,944
Prepaid expenses	2,110	2,760

Total Current Assets	10,868,508	8,414,846

Noncurrent Assets
United States Treasury securities (Note B)	3,391,684	4,619,534
Prepaid pension expense (Note E)	855,340	941,327

	4,247,024	5,560,861

Properties
Mineral and surface lands (Notes B and C)	38,691,707	38,587,307
Less allowances for depletion and amortization	34,499,185	34,289,965

	4,192,522	4,297,342
Building and equipment — at cost, less allowances for accumulated depreciation (2005 — $223,654; 2004 — $214,287)	147,465	134,950

	4,339,987	4,432,292

	$19,455,519	$18,407,999

LIABILITIES AND BENEFICIARIES’ EQUITY

Current Liabilities
Accounts payable and accrued expenses	$90,156	$81,756
Distributions	4,500,000	3,600,000

Total Current Liabilities	4,590,156	3,681,756

Noncurrent Liabilities	60,800	42,300

Beneficiaries’ Equity, including certificate holders’ equity, represented by 1,500,000 shares of beneficial interest authorized and outstanding, and reversionary interest (Notes A and D)	14,804,563	14,683,943

	$19,455,519	$18,407,999

See accompanying notes.

GREAT NORTHERN IRON ORE PROPERTIES

STATEMENTS OF CASH FLOWS

	Year Ended December 31
	2005	2004	2003
Operating Activities
Cash received from royalties and rents	$16,957,982	$13,665,771	$12,361,792
Cash paid to suppliers and employees	(2,285,541)	(2,087,987)	(2,050,743)
Interest received	202,093	188,621	272,497

Net Cash Provided by Operating Activities	14,874,534	11,766,405	10,583,546

Investing Activities
United States Treasury securities purchased	(5,232,326)	(4,297,396)	(5,075,000)
United States Treasury securities matured	5,088,738	3,725,000	4,175,000
Net expenditures for building and equipment	(44,809)	(11,629)	(40,377)

Net Cash Used in Investing Activities	(188,397)	(584,025)	(940,377)

Financing Activities
Distributions paid	(14,700,000)	(11,250,000)	(9,450,000)

Net Cash Used in Financing Activities	(14,700,000)	(11,250,000)	(9,450,000)

Net (Decrease) Increase in Cash and Cash Equivalents	(13,863)	(67,620)	193,169

Cash and Cash Equivalents at Beginning of Year	788,779	856,399	663,230

Cash and Cash Equivalents at End of Year	$774,916	$788,779	$856,399

Reconciliation of Net Income to Net Cash Provided by Operating Activities
Net income	$15,720,620	$12,242,010	$9,967,544
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	241,514	244,226	246,630
Net (increase) decrease in assets:
Accrued interest	(49,944)	8,815	58,425
Royalties receivable	(1,046,793)	(591,521)	392,460
Prepaid expenses	86,637	(129,225)	(103,895)
Surface lands	(104,400)	(10,300)	—
Net increase in liabilities:
Accrued liabilities	26,900	2,400	22,382

Net Cash Provided by Operating Activities	$14,874,534	$11,766,405	$10,583,546

See accompanying notes.

GREAT NORTHERN IRON ORE PROPERTIES

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

NOTE A — Business and Termination of the Trust and Legal Proceedings

        Great Northern Iron Ore Properties (“Trust”) is presently involved solely with the leasing and maintenance of mineral and nonmineral lands owned by the Trust on the Mesabi Iron Range of Minnesota. Royalty income is derived from taconite production and minimums. Royalty income (which is not in direct ratio to tonnage shipped) from two significant operating lessees was as follows: 2005 — $11,930,000 and $6,068,000; 2004 — $8,942,000 and $5,197,000; and 2003 — $9,048,000 and $2,714,000.

        The terms of the Great Northern Iron Ore Properties Trust Agreement, created December 7, 1906, state that the Trust shall continue for twenty years after the death of the last surviving of eighteen persons named in the Trust Agreement. The last survivor of these eighteen named in the Trust Agreement died April 6, 1995. Accordingly, the Trust terminates twenty years from April 6, 1995.

        At the end of the Trust, that being April 6, 2015, the certificates of beneficial interest (shares) in the Trust will cease to trade on the New York Stock Exchange and thereafter will represent only the right to receive certain distributions payable to the certificate holders of record at the time of the termination of the Trust. Upon termination, the Trust is obligated to distribute ratably to these certificate holders the net monies remaining in the hands of the Trustees (after paying and providing for all expenses and obligations of the Trust), plus the balance in the Principal Charges account (see Note D). All other Trust property (most notably the Trust’s mineral properties) must be conveyed and transferred to the reversioner under the terms of the Trust Agreement.

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

NOTE A — Business and Termination of the Trust and Legal Proceedings (continued)

        By a letter dated March 9, 2005, certificate holders of record as of December 31, 2004, and the reversioner were notified of a Hearing on June 1, 2005, in Ramsey County Courthouse, Saint Paul, Minnesota, for the purpose of settling and allowing the Trust accounts for the year 2004. By Court Order signed and dated June 1, 2005, the 2004 accounts were settled and allowed in all respects. By previous Orders, the Court settled and allowed the accounts of the Trustees for preceding years of the Trust.

        By a letter dated September 1, 2005, certificate holders of record as of June 30, 2005, and the reversioner were notified of a Hearing on October 19, 2005, in Ramsey County Courthouse, Saint Paul, Minnesota, for the purpose of requesting increases in Trustee compensation. By Court Order signed and dated October 20, 2005, the Court granted the requested fee increase of $10,000 per annum for each Trustee (including the President), effective July 1, 2005, and, further, granted the requested potential bonus increase of $10,000 per annum for the President of the Trustees, effective for the year 2005.

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

        The Trustees provided annual income tax information in January 2006 to certificate holders of record with holdings on any of the four quarterly record dates during 2005. This information included a:

Substitute Form 1099-MISC — This form reported one’s 2005 allocable share of income from the Trust, distributions declared and any taxes withheld. (Foreign certificate holders received a Form 1042S.)

Trust Supplemental Statement — This statement reported the number of units (shares) held on any of the four quarterly record dates in 2005.

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

NOTE B — Significant Accounting Policies (continued)

        Securities: United States Treasury securities are classified as “held-to-maturity” securities and are carried at cost, adjusted for accrued interest and amortization of premium or discount. Securities listed as noncurrent assets will mature in 2007. Following is an analysis of the securities as of December 31:

	Current		Noncurrent
	2005	2004	2005	2004
Aggregate fair value	$6,124,740	$4,754,254	$3,316,594	$4,566,156
Gross unrealized holding gains	(6,490)	(1,882)	—	—
Gross unrealized holding losses	47,423	20,872	32,736	33,258

Amortized cost basis	6,165,673	4,773,244	3,349,330	4,599,414
Accrued interest	44,072	15,119	42,354	20,120

	$6,209,745	$4,788,363	$3,391,684	$4,619,534

        Mineral and Surface Lands: Mineral and surface lands are carried at amounts which represent, principally, either cost at acquisition or values on March 1, 1913. The value of the merchantable ore deposits was established on March 1, 1913, for federal income tax purposes. No value has been estimated or recorded for taconite deposits held on March 1, 1913, since they were not then thought to be merchantable. The cost of surface lands acquired to facilitate mining operations was amortized (noncash expense) in the amounts of $209,220, $208,200 and $208,200 for the years 2005, 2004 and 2003, respectively (see Note C).

        Royalty Income: Royalties from mineral leases (with cancellation terms varying from six months to one year) are taken into income as earned. Certain leases provide the mining companies the ability to offset excess royalties due on future production, if any and when mined, against minimum royalties paid in prior periods. Accumulated minimum royalties amounted to $3,288,083 on December 31, 2005, and $2,496,209 on December 31, 2004.

        Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

        Earnings per Share: Earnings per share are determined by dividing net income for the period by the number of weighted-average shares of beneficial interest outstanding. Basic and diluted weighted-average shares outstanding were 1,500,000 as of December 31, 2005, 2004 and 2003.

NOTE C — Land Acquisition

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

	2005	2004
Attorneys’ fees and expenses	$1,024,834	$1,024,834
Cost of surface lands	5,817,965	5,713,565
Cumulative shipment credits	(1,460,774)	(1,304,692)
Asset disposition credits	(57,950)	(57,950)

Principal Charges account	$5,324,075	$5,375,757

        Upon termination of the Trust, the Trustees shall either sell tangible assets or obtain a loan with tangible assets as security to provide monies for distribution to the certificate holders in the amount of the Principal Charges account balance.

NOTE E — Pension Plan

        The Trust has a noncontributory defined benefit plan which covers all employees. The Trustees are not eligible for pension benefits under the plan based on services as Trustees. A summary of the components of net periodic pension cost for 2005, 2004 and 2003 is as follows:

	2005	2004	2003
Service cost	$214,125	$117,426	$92,219
Interest cost	282,728	210,396	214,006
Expected return on assets	(300,686)	(303,219)	(260,583)
Net amortization	147,526	5,764	38,648

Net pension cost	$343,693	$30,367	$84,290

        Weighted-average assumptions used in the measurement of the benefit obligation as of December 31 and the net periodic pension cost for the years ended December 31 were:

	2005	2004
Discount rate for benefit obligation, pre-termination of Trust	5.75%	5.75%
Discount rate for benefit obligation, post-termination of Trust	4.75%	5.75%
Discount rate for net periodic pension cost	5.75%	6.25%
Rate of compensation increase	3.50%	3.50%
Expected long-term return on plan assets	7.50%	7.50%

        The determination of the discount rate is based on a high quality bond yield curve that approximates the expected cash flow payouts of the plan, coupled with a comparison to the Moody’s Aa corporate bond rate. The determination of the rate of compensation increase is based on historical salary adjustment averages and the Trustees’ expectations of future increases. The determination of the expected long-term return on plan assets is based on historical returns of the various asset categories included in the plan’s portfolio and a consideration of the Trust’s termination date.

        The following table sets forth the change in projected benefit obligation:

	2005	2004
Projected benefit obligation at January 1	$3,946,433	$3,487,979
Service cost	214,125	117,426
Interest cost	282,728	210,396
Actuarial loss	1,159,961	389,145
Plan amendment	157,219	—
Benefit payments	(256,599)	(258,513)

Projected benefit obligation at December 31	$5,503,867	$3,946,433

NOTE E — Pension Plan (continued)

        The following table sets forth the change in the fair value of plan assets:

	2005	2004
Fair value of plan assets at January l	$4,001,377	$3,818,748
Contributions	257,706	161,511
Actual return on plan assets	153,233	279,631
Benefit payments	(256,599)	(258,513)

Fair value of plan assets at December 31	$4,155,717	$4,001,377

        The future benefit payments from the plan for the years 2006 through 2010, inclusive, are estimated to be as follows:

2006	$227,744
2007	205,520
2008	185,805
2009	168,325
2010	152,877

        The future benefit payments from the plan for the period 2011 through 2015, inclusive, are estimated to be $1,119,957 in aggregate. The 2006 contribution to the plan is estimated to approximate $260,000; however, said amount will be recalculated upon the completion of the plan’s annual actuarial valuation performed as of the plan’s fiscal year-end, March 31.

        The following table sets forth the plan’s funded status and amounts recognized in the balance sheets at December 31:

	2005	2004
Accumulated benefit obligation	$4,031,851	$2,982,757
Effect of future compensation increases	1,472,016	963,676

Projected benefit obligation	5,503,867	3,946,433
Fair value of plan assets	4,155,717	4,001,377

Plan assets (less than) in excess of benefit obligation	(1,348,150)	54,944
Unrecognized net loss	2,046,271	886,383
Unrecognized prior service cost	157,219	—

Prepaid pension expense	$855,340	$941,327

NOTE E — Pension Plan (continued)

        The following table sets forth the plan’s weighted-average asset allocations by category as of December 31:

	2005	2004
Equity securities	52%	55%
Debt securities	43%	39%
Other (cash, money market, accrued income)	5%	6%

	100%	100%

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

NOTE G — Lease Commitments

        The Trust leases office facilities in Saint Paul, Minnesota. These leases include various renewal options and exclude any contingent rental provisions. Rental expense for these operating leases amounted to $61,823 in each of the years 2005, 2004 and 2003.

REPORT OF ERNST & YOUNG LLP,

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM,

ON AUDIT OF FINANCIAL STATEMENTS

The Trustees
Great Northern Iron Ore Properties

        We have audited the accompanying balance sheets of Great Northern Iron Ore Properties as of December 31, 2005 and 2004, and the related statements of income, beneficiaries’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great Northern Iron Ore Properties at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Great Northern Iron Ore Properties’ internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated January 27, 2006, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
January 27, 2006

REPORT OF ERNST & YOUNG LLP,

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM,

ON MANAGEMENT’S REPORT ON

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Trustees
Great Northern Iron Ore Properties

        We have audited management’s assessment, included in the accompanying Management’s Report On Internal Control Over Financial Reporting, that Great Northern Iron Ore Properties maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”). Great Northern Iron Ore Properties’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of Great Northern Iron Ore Properties’ internal control over financial reporting based on our audit.

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

        In our opinion, management’s assessment that Great Northern Iron Ore Properties maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Great Northern Iron Ore Properties maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2005 financial statements of Great Northern Iron Ore Properties, and our report dated January 27, 2006, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
January 27, 2006

GREAT NORTHERN IRON ORE PROPERTIES

SUMMARY OF SHIPMENTS

			Full Tons Shipped
No.	Mine	Ownership Interest	2005	2004	2003	Total to January 1, 2006
1.	Mahoning	100%	1,110,454	1,047,642	501,289	156,957,758
2.	Ontario 100%	100%	919,954	1,391,614	680,184	11,739,986
3.	Ontario 50%	50%	625,041	1,343,700	2,356,994	22,172,898
4.	L & W/Leetonia	50%	60,021	—	—	8,825,656
5.	Section 18	100%	46,053	29,645	3,612	27,997,159
6.	Mississippi #3	100%	576,157	396,194	76,571	4,878,486
7.	Minntac	100%	5,335,518	4,958,405	6,153,688	58,953,247

			8,673,198	9,167,200	9,772,338	291,525,190
	Shipments from inactive mines and those exhausted, surrendered or sold prior to this year		—	—	—	356,099,477

	Total		8,673,198	9,167,200	9,772,338	647,624,667

No.	Operating Interest
1-4	Hibbing Taconite Company
5-6	United States Steel Corporation — Keewatin Taconite Company
7	United States Steel Corporation — Minntac

NOTES

GREAT NORTHERN IRON ORE PROPERTIES W-1290 FIRST NATIONAL BANK BUILDING 332 MINNESOTA STREET SAINT PAUL, MINNESOTA 55101-1361	FIRST CLASS U.S. POSTAGE PAID PERMIT #43 MINNEAPOLIS, MN

FIRST CLASS MAIL