Form 10-K, Exhibit 13
period 2006-12-31
GREAT NORTHERN IRON ORE PROPERTIES
filed 2007-02-23
CIK 43410

Exhibit 13

Annual Report to Certificate Holders

GREAT NORTHERN IRON

ORE PROPERTIES

ONE-HUNDREDTH

ANNUAL REPORT OF THE TRUSTEES

TO CERTIFICATE HOLDERS

FOR

YEAR ENDED DECEMBER 31, 2006

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

AND REGISTRAR

Wells Fargo Bank, N.A.

P.O. Box 64854

Saint Paul, Minnesota 55164-0854

Toll-free: 1-800-468-9716

MESABI IRON RANGE OFFICE

801 East Howard Street

Hibbing, Minnesota 55746-0429

(218) 262-3886

Fax (218) 262-4295

GREAT NORTHERN IRON ORE PROPERTIES

SUMMARY OF OPERATIONS

	Year Ended December 31
	2006		2005		2004		2003		2002
Shipments from our mines (pellet tons)	8,851,919		8,673,198		9,167,200		9,772,338		7,094,446
Royalties	$17,045,244		$17,998,451		$14,141,775		$11,800,870		$9,141,886
Other income	$509,437		$362,761		$305,623		$382,534		$443,763
Net income	$14,773,035		$15,720,620		$12,242,010		$9,967,544		$7,661,762
Total assets	$18,510,076		$19,455,519		$18,407,999		$17,413,589		$16,873,663
Average shares outstanding	1,500,000		1,500,000		1,500,000		1,500,000		1,500,000
Earnings per share, based on weighted-average shares outstanding during the year	$9.85		$10.48		$8.16		$6.65		$5.11
Declared distributions per share	$10.30	(1)	$10.40	(2)	$8.20	(3)	$6.50	(4)	$5.40	(5)

(1)	$2.00 pd 4/28/06; $2.20 pd 7/31/06; $2.80 pd 10/31/06; $3.30 pd 1/31/07
(2)	$2.20 pd 4/29/05; $2.40 pd 7/29/05; $2.80 pd 10/31/05; $3.00 pd 1/31/06
(3)	$1.80 pd 4/30/04; $1.90 pd 7/30/04; $2.10 pd 10/29/04; $2.40 pd 1/31/05
(4)	$1.50 pd 4/30/03; $1.60 pd 7/31/03; $1.70 pd 10/31/03; $1.70 pd 1/30/04
(5)	$1.10 pd 4/30/02; $1.40 pd 7/31/02; $1.40 pd 10/31/02; $1.50 pd 1/31/03

Trustees’ & Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview: Great Northern Iron Ore Properties (“Trust”) is a conventional nonvoting trust organized under the laws of the State of Michigan pursuant to a Trust Agreement dated December 7, 1906. The Trust owns interests in fee, both mineral and nonmineral lands, on the Mesabi Iron Range in northeastern Minnesota. Many of these properties are leased to steel and mining companies that mine the mineral lands for taconite iron ore. The Trust has no subsidiaries. With the properties and offices all located in Minnesota, the Trust is under the jurisdiction of the Ramsey County District Court in Saint Paul, Minnesota.

During 2006, the major source of income to the Trust was royalty income derived from taconite production and minimum royalties. Certain leases provide the steel and mining companies the ability to offset excess royalties (over the minimum royalty requirements) due on future taconite production, if any and when mined, against minimum royalties paid in prior periods. A “Summary of Shipments” is tabulated on the last page of this report.

The terms of the Great Northern Iron Ore Properties Trust Agreement, created December 7, 1906, state that the Trust shall continue for twenty years after the death of the last surviving of eighteen persons named in the Trust Agreement. The last survivor of these eighteen named in the Trust Agreement died April 6, 1995. Accordingly, the Trust terminates twenty years from April 6, 1995.

At the end of the Trust, that being April 6, 2015, the certificates of beneficial interest (shares) in the Trust will cease to trade on the New York Stock Exchange and thereafter will represent only the right to receive certain distributions payable to the certificate holders of record at the time of the termination of the Trust. Upon termination, the Trust is obligated to distribute ratably to these certificate holders the net monies remaining in the hands of the Trustees (after paying and providing for all expenses and obligations of the Trust), plus the balance in the Principal Charges account (see Note D of the Financial Statements). All other Trust property (most notably the Trust’s mineral properties) must be conveyed and transferred to the reversioner (currently Glacier Park Company, a wholly owned subsidiary of ConocoPhillips) under the terms of the Trust Agreement.

The exact final distribution, though not determinable at this time, will generally consist of the sum of the Trust’s net monies (essentially, total assets less liabilities and properties) and the balance in the Principal Charges account, less any and all expenses and obligations of the Trust upon termination. To offer a hypothetical example, without factoring in any expenses and obligations of the Trust upon its termination, and using the financial statement values as of December 31, 2006, the net monies were approximately $8.0 million and the Principal Charges account balance was approximately $5.2 million, resulting in a final distribution payable of approximately $13.2 million, or about $8.80 per share. After payment of this final distribution, the certificates of beneficial interest (shares) would be cancelled and will have no further value. It is important to note, however, that the actual net monies on hand and the Principal Charges account balance will most likely fluctuate during the ensuing years and will not be “final” until after the termination and wind-down of the Trust. We offer this example to further inform investors about the conceptual nature of the final distribution and do not imply or guarantee a specific known final distribution amount.

The Trust is solely involved with the leasing and care of its properties. The management of the Trust is vested in the Trustees. The Trustees have no duty to sell property unless required to do so to serve both the term beneficiaries and reversionary beneficiary impartially; and, if the need arises, the Trustees may petition the Court for further instructions defining what is required in a particular case to balance the interests of the certificate holders and reversioner. The major source of income to the Trust is earned royalties derived from taconite production from the Trust’s properties by the Trust’s lessees (customers) and minimum royalties, pursuant to mineral leases. “Earned royalties” are based on the taconite tonnage extracted (also referred to as produced or shipped) from the Trust’s lands applied to a royalty rate as defined in the various specific and confidential operating agreements (also referred to as leases) with the Trust’s lessees. Certain leases have “minimum royalty” provisions that require the lessee to remit to the Trust current year rental or minimum royalty income for holding the leasehold interest. The leases are generally very long-term in nature and, while they periodically are amended at the request of a lessee, the Trust is bound by the lease provisions throughout the term of the lease.

Pursuant to a Court Order in 1988, the Trustees filed an election under Section 646 of the Tax Reform Act of 1986, as amended, of the Internal Revenue Code with the Internal Revenue Service that allowed the Trust to be taxed as a grantor trust versus a corporation. Accordingly, certificate holders (shareholders) are taxed on their allocable share of the Trust’s income whether or not the income is distributed.

The Trustees provided annual income tax information in January 2007 to certificate holders of record with holdings on any of the four quarterly record dates during 2006. This information included the following:

Substitute Form 1099-MISC — This form reported the certificate holder’s 2006 allocable share of income from the Trust, distributions declared and any taxes withheld. (Foreign certificate holders received a Form 1042S.)

Trust Supplemental Statement — This statement reported the number of units (shares) held by the certificate holder on any of the four quarterly record dates in 2006.

Tax Return Guide — This guide instructed the certificate holders as to the preparation of their income tax returns with respect to income allocated from the Trust and various deductions allowable. We will, upon request, be pleased to furnish any certificate holder or investor a Tax Return Guide for any recent year.

Shares of beneficial interest in the Trust are traded on the New York Stock Exchange under the ticker symbol “GNI” (CUSIP No. 391064102). There were 1,376 certificate holders of record on December 31, 2006. The high and low prices for the quarterly periods commencing January 1, 2005, through December 31, 2006, inclusive, were as follows:

	2006		2005
Quarter	High	Low	High	Low
First	$140.15	$120.50	$142.09	$101.00
Second	141.00	107.00	123.50	93.00
Third	124.60	101.80	124.50	101.00
Fourth	124.50	101.00	141.00	113.00

Results of Operations: “Royalties” for 2006 were less than those of 2005 primarily due to an overall lower average earned royalty rate, which was due to our lessees mining more from our partial fee interest lands resulting in royalties representative of our ownership interest. “Royalties” for 2005 were greater than those of 2004 primarily due to greater net minimum royalties and increases in our royalty rates due to escalation of producer price indices, offset in part by a decrease in tonnage mined from Trust lands. “Other income” for 2006 was greater than that of 2005, which was greater than that of 2004, primarily due to overall improved yields on our funds held for investment. “Net income” for 2006 was less than that of 2005 primarily due to the decreased Royalties (as explained above). “Net income” for 2005, which was the highest in the history of the Trust, was greater than that of 2004, primarily due to increased Royalties (as explained above), offset in part by additional pension costs associated with funding the plan and expensing these costs by the Trust’s termination date.

The Trustees declared four quarterly distributions in 2006 totaling $10.30 per share. The first, in the amount of $2.00 per share, was paid on April 28, 2006, to certificate holders of record on March 31, 2006; the second, in the amount of $2.20 per share, was paid on July 31, 2006, to certificate holders of record on June 30, 2006; the third, in the amount of $2.80 per share, was paid on October 31, 2006, to certificate holders of record on September 29, 2006; and the fourth, in the amount of $3.30 per share, was paid on January 31, 2007, to certificate holders of record on December 29, 2006.

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

The Trustees intend to continue quarterly distributions and set the record date as of the last business day of each quarter. The next distribution will be paid in late April 2007 to certificate holders of record on March 30, 2007.

Liquidity: In the interest of preservation of principal of Court-approved reserves and guided by the restrictive provisions of Section 646 of the Tax Reform Act of 1986, as amended, monies are invested primarily in United States Treasury securities with maturity dates not to exceed three years and, along with cash flows from operations, are deemed adequate to meet currently foreseeable liquidity needs. The following is a table of the Trust’s contractual obligations as of December 31, 2006:

	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Minimum Pension Contributions (see Note E)	$1,237,412	$208,516	$417,032	$417,032	$194,832
Deferred Compensation	77,000	—	—	—	77,000
St. Paul Office Lease (see Note G)	61,823	61,823	—	—	—

The “Minimum Pension Contributions” in the above table represent the current year minimum contribution required to fund the pension plan pursuant to ERISA regulations, which was extended to future years until the pension liability on the balance sheet is funded.

Critical Accounting Policies: Royalties from the Trust’s mineral leases are taken into income as earned. Tonnage extracted is agreed upon between Trust and lessee engineers based on various engineering methods, which include truck counts, volumetric surveys and blast pattern estimates. Many of the leases provide for escalation or de-escalation that, for the most part, is based on independent producer price indices as published by the U.S. Department of Labor — Bureau of Labor Statistics. In addition, a number of the Trust’s leases have minimum royalty provisions that require the lessee to remit to the Trust current year rental or minimum royalty income for holding the leasehold interest, regardless of production. These minimum royalties can accumulate and do allow the steel and mining companies the ability to offset excess royalties (over the minimum royalty requirements) on future taconite production. Minimum royalties, if not recovered before the termination of the lease, are forfeitable. In that event, no minimum royalties will be returned to the lessee.

Pension Plan Valuations are based on a number of assumptions used to determine the benefit obligation and net periodic pension cost. These assumptions are evaluated annually by the Trustees and management in conjunction with outside actuaries. Assumptions affecting the pension plan valuations include the discount rate, compensation increase level and expected long-term rate of return. These assumptions reflect and incorporate the expected cash flow payouts of the pension plan given the determinate time frame to the termination of the Trust. Please refer to Note E of the Financial Statements for additional pension plan information.

The Principal Charges account represents a first and prior lien of certificate holders on any property transferable to the reversioner at the end of the Trust and reflects an allocation of beneficiaries’ equity between the certificate holders and the reversioner. This Court-ordered account is neither an asset nor a liability of the Trust. Rather, this account maintains and represents a balance that will be payable to the certificate holders of record from the reversioner at the end of the Trust. The account balance, as stated in Note D of the Financial Statements, primarily represents the costs of acquiring homes and surface lands in accordance with provisions of a lease with United States Steel Corporation. This account balance, which may increase or decrease, will be added to the cash distributable to the certificate holders of record at the termination of the Trust.

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

The Trust’s lessees (customers) primarily include Minntac (“Minntac”) and Keewatin Taconite Company (“Keetac”), both owned and operated by United States Steel Corporation; Hibbing Taconite Company (“Hibtac”), owned by Mittal Steel USA, Cleveland Cliffs Inc. and Stelco, and operated by Cleveland Cliffs Inc.; and Minnesota Steel Industries LLC (“MSI”), owned by JML Heirs, LLC and R.M. Bennett Heirs Limited Partnership, with a new taconite mining and steelmaking facility anticipated to be constructed by MSI over the next few years, subject to permitting and financing. Because the Trust’s revenues are primarily dependent upon a limited number of customers, there are associated inherent risks resulting therefrom. Any significant adverse event at any of the Trust’s primary lessees, or the loss of any of the Trust’s primary lessees, could materially adversely affect the Trust’s future financial results.

A decline in market demand for steel, and correspondingly taconite, could adversely affect the Trust’s financial results. However, other related and sometimes compensating factors include the Trust’s lessees’ operating levels, minimum royalties, ore body quality, metallurgical and geological characteristics, proximity of Trust lands, extreme weather conditions and labor contracts at the mines. Though the Trust is not a party to the labor contracts, all pertinent labor contracts affecting production from Trust lands run through mid-2008. Additionally, over the past few years, the domestic steel and taconite industries have also been influenced by the global markets. As a result, future demand for domestic steel and taconite, which is now part of the global markets, is uncertain.

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

Compliance with Section 646 of the Internal Revenue Code, as explained in Note F of the Financial Statements, is integral to the level of distributions paid to the certificate holders. Should it be determined that the Trust violated the requirements of Section 646, it would be taxed as a corporation versus a grantor trust. This would mean the Trust’s income would be taxable upon receipt by the Trust and again upon receipt by the certificate holders. It is the Trustees’ opinion that, based on independent tax firm reviews, the Trust has remained in compliance with the provisions of Section 646 since its election in 1988.

The outlook for 2007 is that we anticipate reduced taconite production from Trust lands as compared to 2006, based on our lessees’ mine plans. However, we expect that higher overall earned royalty rates and minimum royalties in 2007 will partially offset the anticipated production decrease. As a result, we think that, historically, 2007 will be another good year for the Trust.

On a celebratory note, the Trustees of Great Northern Iron Ore Properties are pleased to report that officials of the New York Stock Exchange had invited representatives of the Trust to participate in the ringing of The Closing BellSM on the Trust’s 100-year anniversary, which was celebrated on December 7, 2006. The President of the Trustees presided with the gavel to “ring the closing bell” to commemorate this historic occasion. He was joined on the podium by his fellow Trustees and the Trust’s Vice President & Secretary and its Manager of Mines.

The Trustees wish to thank all those that have contributed to the Trust’s 100-year success, including our customers — the steel and mining companies, our vendors and service providers; our certificate holders (shareholders) and reversioner; and our current employees and retirees of Great Northern Iron Ore Properties. The Trustees continue to look forward to serve, with impartiality, the shareholders and reversioner of the Trust through its wind-down in the year 2015.

Finally, we will, upon request, be pleased to furnish any certificate holder or investor an Annual Report on Form 10-K for any recent year.

Respectfully submitted,

Joseph S. Micallef, President of the Trustees and Chief Executive Officer Thomas A. Janochoski, Vice President & Secretary and Chief Financial Officer	Roger W. Staehle, Trustee Robert A. Stein, Trustee John H. Roe, III, Trustee Saint Paul, Minnesota February 2, 2007

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

The Trust’s management assessed the effectiveness of the Trust’s internal control over financial reporting as of December 31, 2006. In making this assessment, it used the criteria set forth in a report by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) on Internal Control – Integrated Framework. Based on our assessment, we believe that, as of December 31, 2006, the Trust’s internal control over financial reporting is effective based on the COSO criteria.

The Trust’s Independent Registered Public Accounting Firm, Ernst & Young LLP, has issued an audit report on our assessment of the Trust’s internal control over financial reporting. Their report appears on pages 25 and 26.

Respectfully submitted,

Joseph S. Micallef,

  Chief Executive Officer and

President of the Trustees

Thomas A. Janochoski,

  Chief Financial Officer and

Vice President & Secretary

GREAT NORTHERN IRON ORE PROPERTIES

BALANCE SHEETS

ASSETS
	December 31
	2006	2005
Current Assets
Cash and cash equivalents	$1,131,504	$774,916
United States Treasury securities (Note B)	5,086,107	6,209,745
Royalties receivable	4,444,446	3,881,737
Prepaid expenses	4,519	2,110
Total Current Assets	10,666,576	10,868,508
Noncurrent Assets
United States Treasury securities (Note B)	3,721,752	3,391,684
Prepaid pension expense (Note E)	—	855,340
Total Noncurrent Assets	3,721,752	4,247,024
Properties
Mineral and surface lands (Notes B and C)	38,691,707	38,691,707
Less: Allowances for depletion and amortization	34,719,685	34,499,185
	3,972,022	4,192,522
Building and equipment	359,543	371,119
Less: Allowances for accumulated depreciation	209,817	223,654
	149,726	147,465
Total Properties	4,121,748	4,339,987
Total Assets	$18,510,076	$19,455,519

LIABILITIES AND BENEFICIARIES’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$84,418	$90,156
Distributions	4,950,000	4,500,000
Total Current Liabilities	5,034,418	4,590,156
Noncurrent Liabilities
Deferred compensation	77,000	60,800
Liability for pension benefits (Note E)	1,237,412	—
Total Noncurrent Liabilities	1,314,412	60,800
Total Liabilities	6,348,830	4,650,956
Beneficiaries’ Equity
Certificate holders’ equity, represented by 1,500,000 certificates (shares or units) of beneficial interest authorized and outstanding, and the reversionary interest (Notes A and D)	14,127,598	14,804,563
Accumulated other comprehensive loss (Note E)	(1,966,352)	—
Total Beneficiaries’ Equity	12,161,246	14,804,563
Total Liabilities and Beneficiaries’ Equity	$18,510,076	$19,455,519

See accompanying notes.

GREAT NORTHERN IRON ORE PROPERTIES

STATEMENTS OF BENEFICIARIES’ EQUITY

	Certificate Holders’ Equity	Accumulated Other Comprehensive Loss	Total Beneficiaries’ Equity
Balance at December 31, 2003	$14,741,933	$—	$14,741,933
Net Income for 2004	12,242,010		12,242,010
Distributions declared for 2004 ($8.20 per share)	(12,300,000)		(12,300,000)

Balance at December 31, 2004	14,683,943	—	14,683,943
Net Income for 2005	15,720,620		15,720,620
Distributions declared for 2005 ($10.40 per share)	(15,600,000)		(15,600,000)

Balance at December 31, 2005	14,804,563	—	14,804,563
Net Income for 2006	14,773,035		14,773,035
Defined Benefit Pension Plan – Adjustment due to the adoption of SFAS No. 158 (Note E)		(1,966,352)	(1,966,352)
Distributions declared for 2006 ($10.30 per share)	(15,450,000)		(15,450,000)

Balance at December 31, 2006	$14,127,598	$(1,966,352)	$12,161,246

See accompanying notes.

GREAT NORTHERN IRON ORE PROPERTIES

STATEMENTS OF INCOME

	Year Ended December 31
	2006	2005	2004
Revenues
Royalties	$17,045,244	$17,998,451	$14,141,775
Interest earned	362,009	252,037	179,806
Rent and other income	147,428	110,724	125,817
Total Revenues	17,554,681	18,361,212	14,447,398

Expenses
Royalty disbursements	4,623	4,623	4,623
Real estate and payroll taxes	107,745	139,090	129,744
Inspection and care of properties	538,730	531,830	524,695
Administrative and general	1,872,969	1,723,535	1,302,100
Depreciation and amortization	257,579	241,514	244,226
Total Expenses	2,781,646	2,640,592	2,205,388
Net Income	$14,773,035	$15,720,620	$12,242,010
Earnings per Share	$9.85	$10.48	$8.16

See accompanying notes.

GREAT NORTHERN IRON ORE PROPERTIES

STATEMENTS OF CASH FLOWS

	Year Ended December 31
	2006	2005	2004
Operating Activities
Cash received from royalties and rents	$16,629,963	$16,957,982	$13,665,771
Cash paid to suppliers and employees	(2,389,614)	(2,285,541)	(2,087,987)
Interest received	314,595	202,093	188,621
Net Cash Provided by Operating Activities	14,554,944	14,874,534	11,766,405
Investing Activities
United States Treasury securities purchased	(5,325,000)	(5,232,326)	(4,297,396)
United States Treasury securities matured	6,165,984	5,088,738	3,725,000
Net expenditures for building and equipment	(39,340)	(44,809)	(11,629)
Net Cash Provided by (Used in) Investing Activities	801,644	(188,397)	(584,025)
Financing Activities
Distributions paid	(15,000,000)	(14,700,000)	(11,250,000)
Net Cash Used in Financing Activities	(15,000,000)	(14,700,000)	(11,250,000)
Net Increase (Decrease) in Cash And Cash Equivalents	356,588	(13,863)	(67,620)
Cash and Cash Equivalents at Beginning of Year	774,916	788,779	856,399
Cash and Cash Equivalents at End of Year	$1,131,504	$774,916	$788,779
Reconciliation of Net Income to Net Cash Provided by Operating Activities
Net income	$14,773,035	$15,720,620	$12,242,010
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	257,579	241,514	244,226
Net (increase) decrease in assets:
Accrued interest	(47,414)	(49,944)	8,815
Royalties receivable	(562,709)	(1,046,793)	(591,521)
Prepaid expenses	123,991	86,637	(129,225)
Surface lands	—	(104,400)	(10,300)
Net (decrease) increase in liabilities:
Accounts payable and accrued expenses	(5,738)	8,400	(12,900)
Deferred compensation	16,200	18,500	15,300
Net Cash Provided by Operating Activities	$14,554,944	$14,874,534	$11,766,405
Supplemental Noncash Activity
Adoption of SFAS No. 158 (Note E)

See accompanying notes.

GREAT NORTHERN IRON ORE PROPERTIES

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

NOTE A — Business and Termination of the Trust and Legal Proceedings

Great Northern Iron Ore Properties (“Trust”) is presently involved solely with the leasing and maintenance of mineral and nonmineral lands owned by the Trust on the Mesabi Iron Range in northeastern Minnesota. Royalties are derived from taconite production and minimums. Royalties (which are not in direct ratio to tonnage shipped) from two significant operating lessees were as follows: 2006 — $11,588,000 and $4,963,000; 2005 — $11,930,000 and $6,068,000; and 2004 — $8,942,000 and $5,197,000.

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

NOTE A — Business and Termination of the Trust and Legal Proceedings (continued)

By a letter dated March 15, 2006, certificate holders of record as of December 30, 2005, and the reversioner were notified of a hearing on May 3, 2006, in Ramsey County Courthouse, Saint Paul, Minnesota, for the purpose of settling and allowing the Trust accounts for the year 2005. By Court Order signed and dated May 3, 2006, the 2005 accounts were settled and allowed in all respects. By previous Orders, the Court settled and allowed the accounts of the Trustees for preceding years of the Trust.

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

Securities: United States Treasury securities are classified as “held-to-maturity” securities and are carried at cost, adjusted for accrued interest and amortization of premium or discount. Securities listed as noncurrent assets will mature in 2008. Following is an analysis of the securities as of December 31:

	Current		Noncurrent
	2006	2005	2006	2005
Aggregate fair value	$4,986,641	$6,124,740	$3,668,765	$3,316,594
Gross unrealized holding gains	—	(6,490)	(3,232)	—
Gross unrealized holding losses	20,034	47,423	10,794	32,736
Amortized cost basis	5,006,675	6,165,673	3,676,327	3,349,330
Accrued interest	79,432	44,072	45,425	42,354
Amounts shown on balance sheets	$5,086,107	$6,209,745	$3,721,752	$3,391,684

NOTE B — Significant Accounting Policies (continued)

Mineral and Surface Lands: Mineral and surface lands are carried at amounts that represent, principally, either costs at acquisition or values on March 1, 1913. The value of the merchantable ore deposits was established on March 1, 1913, for federal income tax purposes. There presently is no cost depletion, as no natural ore mining from mineral lands is occurring. No value has been estimated or recorded for taconite deposits held on March 1, 1913, since they were not then thought to be merchantable; however, they presently represent all the mining activity on the Trust’s properties. In addition, surface lands are acquired from time to time to facilitate mining operations (see Note C). These surface lands are being amortized over the remaining life of the Trust based on the values as of the beginning of each fiscal year. Surface lands remaining to be amortized amounted to $2,039,627, $2,144,447 and $2,342,347 as of January 1, 2006, 2005 and 2004, respectively. Said amortization amounted to $220,500, $209,220 and $208,200 for the years 2006, 2005 and 2004, respectively.

Royalties: Royalties from mineral leases (with cancellation terms varying from six months to one year) are taken into income as earned. Earned royalties are based on the taconite tonnage extracted (also referred to as produced or shipped) from the Trust’s lands applied to a royalty rate as defined in the various specific and confidential operating agreements (also referred to as leases). Minimum royalties, if required, are current year’s rental or minimum royalty income from the lessees to the Trust for holding the leasehold interest. Certain leases provide the steel and mining companies the ability to offset excess royalties (over the minimum royalty requirements) due on future taconite production, if any and when mined, against minimum royalties paid in prior periods. Accumulated minimum royalties amounted to $3,306,198 on December 31, 2006, and $3,288,083 on December 31, 2005.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Earnings per Share: Earnings per share are determined by dividing net income for the period by the number of weighted-average shares of beneficial interest outstanding. Basic and diluted weighted-average shares outstanding were 1,500,000 as of December 31, 2006, 2005 and 2004.

NOTE C — Land Acquisition

A mining agreement dated January 1, 1959, with United States Steel Corporation provides that one-half of annual earned royalties, after satisfaction of minimum royalty payments, shall be applied to reimburse the lessee for a portion of its cost of acquisition of surface lands overlying the leased mineral deposits, which surface lands are then conveyed to the Trustees (see Note B). The costs of surface lands acquired to facilitate the mining operations amounted to $-0-, $104,400 and $10,300 for the years 2006, 2005 and 2004, respectively. There are surface lands yet to be purchased, the costs of which are yet unknown and will not be known until the actual purchases are made.

NOTE D — Principal Charges Account

Pursuant to the Court Order of November 29, 1982, the Trustees were directed to create and maintain an account designated as “Principal Charges.” This account constitutes a first and prior lien of certificate holders on any property transferable to the reversioner and reflects an allocation of beneficiaries’ equity between the certificate holders and the reversioner. This account is neither an asset nor a liability of the Trust. Rather, this account maintains and represents a balance that will be payable to the certificate holders of record from the reversioner at the end of the Trust. The balance in this account consists of attorneys’ fees and expenses of counsel for adverse parties pursuant to the Court Order in connection with litigation commenced in 1972 relating to the Trustees’ powers and duties under the Trust Agreement and the costs of homes and surface lands acquired in accordance with provisions of a lease with United States Steel Corporation, net of an allowance to amortize the cost of the land based on actual shipments of taconite and net of a credit for disposition of tangible assets. Following is an analysis of this account as of December 31:

	2006	2005
Attorneys’ fees and expenses	$1,024,834	$1,024,834
Costs of surface lands	5,817,965	5,817,965
Cumulative shipment credits	(1,577,250)	(1,460,774)
Cumulative asset disposition credits	(97,881)	(57,950)
Principal Charges account balance	$5,167,668	$5,324,075

Upon termination of the Trust, the Trustees shall either sell tangible assets or obtain a loan with tangible assets as security to provide monies for distribution to the certificate holders in the amount of the Principal Charges account balance.

NOTE E — Pension Plan

The Trust has a noncontributory defined benefit plan that covers all employees. The Trustees are not eligible for pension benefits under the plan based on services as Trustees. During September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS No. 158”), which the Trust was required to adopt for its year ending December 31, 2006. SFAS No. 158 requires employers with pension plans to recognize the funded (or unfunded) status of a plan on the face of the balance sheet. The funded status is determined by comparing the pension plan assets at fair value to the projected (future) benefit obligation.

A summary of the components of net periodic pension cost for 2006, 2005 and 2004 is as follows:

	2006	2005	2004
Service cost	$235,525	$214,125	$117,426
Interest cost	309,600	282,728	210,396
Expected return on assets	(312,379)	(300,686)	(303,219)
Amortization of net loss	166,209	147,526	5,736
Amortization of prior service cost	17,469	—	28
Net periodic pension cost	$416,424	$343,693	$30,367

Weighted-average assumptions used in the measurement of the benefit obligation as of December 31 and the net periodic pension cost for the years ended December 31 were:

	2006	2005
Discount rate for benefit obligation, pre-retirement	5.75%	5.75%
Discount rate for benefit obligation, post-retirement	4.75%	4.75%
Discount rate for net periodic pension cost	5.75%	5.75%
Rate of compensation increase	3.50%	3.50%
Expected long-term return on plan assets	7.50%	7.50%

The determination of the discount rate is based on a high-quality bond yield curve that approximates the expected cash flow payouts of the plan, coupled with a comparison to the Moody’s Aa corporate bond rate. The determination of the rate of compensation increase is based on historical salary adjustment averages and the Trustees’ expectations of future increases. The determination of the expected long-term return on plan assets is based on historical returns of the various asset categories included in the plan’s portfolio and a consideration of the Trust’s termination date.

NOTE E — Pension Plan (continued)

The following table sets forth the change in projected benefit obligation:

	2006	2005
Projected benefit obligation at beginning of year	$5,503,867	$3,946,433
Service cost	235,525	214,125
Interest cost	309,600	282,728
Actuarial loss	24,874	1,159,961
Plan amendment	—	157,219
Benefit payments	(252,771)	(256,599)
Projected benefit obligation at end of year	$5,821,095	$5,503,867

The following table sets forth the change in the fair value of plan assets:

	2006	2005
Fair value of plan assets at beginning of year	$4,155,717	$4,001,377
Contributions by the Trust	290,024	257,706
Actual return on plan assets	390,713	153,233
Benefit payments	(252,771)	(256,599)
Fair value of plan assets at end of year	$4,583,683	$4,155,717

The future benefit payments from the plan are estimated to be $252,771 for 2007, $240,726 for 2008, $228,181 for 2009, $215,194 for 2010, and $201,837 for 2011. The future benefit payments from the plan for the period 2012 through 2016, inclusive, are estimated to be $1,863,615, in aggregate. The 2007 contribution to the plan is estimated to approximate $290,000, representing the maximum tax-deductible contribution that is recommended pursuant to the Trust’s annual actuarial valuation. However, the actual 2007 contribution will not be determined and finalized until after the completion of the plan’s annual actuarial valuation which is performed as of the plan’s fiscal year-end, March 31.

NOTE E — Pension Plan (continued)

The following table sets forth the plan’s funded status and amounts recognized in the balance sheets as of December 31:

	2006	2005
Accumulated benefit obligation at end of year	$4,198,608	$4,031,851
Effect of future compensation increases	1,622,487	1,472,016
Projected benefit obligation at end of year	5,821,095	5,503,867
Fair value of plan assets at end of year	4,583,683	4,155,717
Unfunded status at end of year	1,237,412	1,348,150
Unrecognized net loss	—	(2,046,271)
Unrecognized prior service cost	—	(157,219)
Liability for pension benefits	$1,237,412
Prepaid pension expense (shown positive)		$855,340

The incremental effect of applying SFAS No. 158 on individual line items in the balance sheet as of December 31, 2006, is as follows:

Balance Sheet Line Item	Before Application of SFAS No. 158	Adjustments	After Application of SFAS No. 158
Prepaid pension expense	$728,940	$(728,940)	$—
Total Noncurrent Assets	4,450,692	(728,940)	3,721,752
Liability for pension benefits	—	1,237,412	1,237,412
Total Noncurrent Liabilities	77,000	1,237,412	1,314,412
Accumulated other comprehensive loss	—	(1,966,352)	(1,966,352)
Total Beneficiaries’ Equity	14,127,598	(1,966,352)	12,161,246

The following table sets forth the amounts recognized in accumulated other comprehensive loss as of December 31, with the adoption of SFAS No. 158:

2006
Net loss	$1,826,602
Prior service cost	139,750
Accumulated other comprehensive loss	$1,966,352

The net loss and prior service cost amounts that will be amortized from accumulated other comprehensive loss into net periodic pension cost in 2007 are estimated to be $155,562 and $17,469, respectively.

NOTE E — Pension Plan (continued)

The following table sets forth the plan’s weighted-average asset allocations by category as of December 31:

	2006	2005
Equity securities	52%	52%
Fixed income securities	43%	43%
Cash (money market, accrued income)	5%	5%
Total	100%	100%

The investment policy of the plan is to have up to approximately 55% invested in equity securities (via an equity index fund) and the remaining monies invested in fixed income securities and cash.

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

NOTE G — Lease Commitments

The Trust leases office facilities in Saint Paul, Minnesota. These leases include various renewal options and exclude any contingent rental provisions. Rental expense for these operating leases amounted to $61,823 in each of the years 2006, 2005 and 2004.

NOTE H — Quarterly Results of Operations (Unaudited)

The following is a summary of quarterly results of operations (unaudited) for the years ended December 31, 2006 and 2005 (in thousands of dollars, except per share amounts):

	Quarter Ended
	March 31	June 30	Sept. 30	Dec. 31
2006
Royalties	$3,593	$4,011	$4,299	$5,142
Interest and other income	118	98	112	182
Total Revenues	3,711	4,109	4,411	5,324
Expenses	738	685	678	681
Net income	$2,973	$3,424	$3,733	$4,643
Earnings per share	$1.98	$2.28	$2.49	$3.10

2005
Royalties	$4,296	$5,257	$4,213	$4,232
Interest and other income	95	72	90	106
Total Revenues	4,391	5,329	4,303	4,338
Expenses	646	675	622	697
Net income	$3,745	$4,654	$3,681	$3,641
Earnings per share	$2.50	$3.10	$2.45	$2.43

REPORT OF ERNST & YOUNG LLP,

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM,

ON AUDIT OF FINANCIAL STATEMENTS

The Trustees

Great Northern Iron Ore Properties

We have audited the accompanying balance sheets of Great Northern Iron Ore Properties as of December 31, 2006 and 2005, and the related statements of beneficiaries’ equity, income and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great Northern Iron Ore Properties as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note E to the financial statements, the Trust adopted Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” in 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Great Northern Iron Ore Properties’ internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 2, 2007, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Minneapolis, Minnesota

February 2, 2007

REPORT OF ERNST & YOUNG LLP,

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM,

ON MANAGEMENT’S REPORT ON

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Trustees

Great Northern Iron Ore Properties

We have audited management’s assessment, included in the accompanying Management’s Report On Internal Control Over Financial Reporting, that Great Northern Iron Ore Properties maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”). Great Northern Iron Ore Properties’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of Great Northern Iron Ore Properties’ internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Great Northern Iron Ore Properties maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Great Northern Iron Ore Properties maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2006 financial statements of Great Northern Iron Ore Properties, and our report dated February 2, 2007, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Minneapolis, Minnesota

February 2, 2007

GREAT NORTHERN IRON ORE PROPERTIES

SUMMARY OF SHIPMENTS

			Full Tons Shipped
No.	Mine	Ownership Interest	2006	2005	2004	Total to January 1, 2007
1.	Mahoning	100%	1,199,898	1,110,454	1,047,642	158,157,656
2.	Ontario 100%/Stevenson Townsite	100%	58	919,954	1,391,614	11,740,044
3.	Ontario 50%	50%	927,331	625,041	1,343,700	23,100,229
4.	L&W/Leetonia	50%/~51%	1,165,912	60,021	—	9,991,568
5.	Section 18 (Miss.–Ent.)	100%	—	46,053	29,645	27,997,159
6.	Mississippi #3 (Miss.–Ent.)	100%	857,856	576,157	396,194	5,736,342
7.	Minntac	100%	4,700,864	5,335,518	4,958,405	63,654,111
			8,851,919	8,673,198	9,167,200	300,377,109
	Shipments from inactive mines and those exhausted, surrendered or sold prior to this year		—	—	—	356,099,477
	Total		8,851,919	8,673,198	9,167,200	656,476,586

No.	Operating Interest
1-4	Hibbing Taconite Company
5-6	United States Steel Corporation – Keewatin Taconite Company
7	United States Steel Corporation – Minntac

NOTES

GREAT NORTHERN IRON ORE PROPERTIES W-1290 FIRST NATIONAL BANK BUILDING 332 MINNESOTA STREET SAINT PAUL, MINNESOTA 55101-1361	FIRST CLASS U.S. POSTAGE PAID PERMIT #43 MINNEAPOLIS, MN
— 100th Anniversary — 1906 ~ 2006

FIRST CLASS MAIL