Form 10-K, Exhibit 13
period 2008-12-31
GREAT NORTHERN IRON ORE PROPERTIES
filed 2009-02-26
CIK 43410

Exhibit 13

Annual Report to Certificate Holders

GREAT NORTHERN IRON

ORE PROPERTIES

________________

ONE HUNDRED SECOND

ANNUAL REPORT OF THE TRUSTEES

TO CERTIFICATE HOLDERS

FOR

YEAR ENDED DECEMBER 31, 2008

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

AND REGISTRAR

Wells Fargo Bank, N.A.

P.O. Box 64854

Saint Paul, Minnesota 55164-0854

Toll-free: 1-800-468-9716

MESABI IRON RANGE OFFICE

801 East Howard Street

Hibbing, Minnesota 55746-0429

(218) 262-3886

Fax (218) 262-4295

GREAT NORTHERN IRON ORE PROPERTIES

SUMMARY OF OPERATIONS

	Year Ended December 31
	2008		2007		2006		2005		2004
Shipments from our mines (pellet tons)	7,415,480		8,136,429		8,851,919		8,673,198		9,167,200
Royalties	$20,058,791		$16,586,881		$17,045,244		$17,998,451		$14,141,775
Other income	$716,617		$609,738		$509,437		$362,761		$305,623
Net income	$17,632,148		$14,452,437		$14,773,035		$15,720,620		$12,242,010
Total assets	$19,943,203		$17,525,876		$18,510,076		$19,455,519		$18,407,999
Liability for pension benefits (see Note E to the Financial Statements)	$1,889,417		$979,064		$1,237,412		$—		$—
Average shares outstanding	1,500,000		1,500,000		1,500,000		1,500,000		1,500,000
Earnings per share, based on weighted-average shares outstanding during the year	$11.75		$9.63		$9.85		$10.48		$8.16
Declared distributions per share	$11.70	(1)	$10.00	(2)	$10.30	(3)	$10.40	(4)	$8.20	(5)

________________

(1) $2.00 pd 4/30/08; $2.10 pd 7/31/08; $3.10 pd 10/31/08; $4.50 pd 1/30/09

(2) $2.00 pd 4/30/07; $2.30 pd 7/31/07; $2.80 pd 10/31/07; $2.90 pd 1/31/08

(3) $2.00 pd 4/28/06; $2.20 pd 7/31/06; $2.80 pd 10/31/06; $3.30 pd 1/31/07

(4) $2.20 pd 4/29/05; $2.40 pd 7/29/05; $2.80 pd 10/31/05; $3.00 pd 1/31/06

(5) $1.80 pd 4/30/04; $1.90 pd 7/30/04; $2.10 pd 10/29/04; $2.40 pd 1/31/05

Trustees’ & Management’s Discussion and Analysis of Financial Condition

and Results of Operations

Overview:  Great Northern Iron Ore Properties (the Trust) is a conventional nonvoting trust organized under the laws of the State of Michigan pursuant to a Trust Agreement dated December 7, 1906. The Trust owns interests in fee, both mineral and nonmineral lands, on the Mesabi Iron Range in northeastern Minnesota. Many of these properties are leased to steel and mining companies that mine the mineral lands for taconite iron ore. The Trust has no subsidiaries. With the properties and offices all located in Minnesota, the Trust and matters affecting the Trust are under the jurisdiction of the Ramsey County District Court in Saint Paul, Minnesota.

During 2008, the major source of income to the Trust was royalty income derived from taconite production and minimum royalties. Certain leases provide the steel and mining companies the ability to offset excess royalties (over the minimum royalty requirements) due on future taconite production, if any and when mined, against minimum royalties paid in prior periods. A “Summary of Shipments” is tabulated on the last page of this report.

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

The exact final distribution, though not determinable at this time, will generally consist of the sum of the Trust’s net monies (essentially, total assets less liabilities and properties) and the balance in the Principal Charges account, less any and all expenses and obligations of the Trust upon termination. To offer a hypothetical example, without factoring in any expenses and obligations of the Trust upon its termination, and using the financial statement values as of December 31, 2008, the net monies were approximately $7,345,000 and the Principal Charges account balance was approximately $4,962,000, resulting in a final distribution payable of approximately $12,307,000, or about $8.20 per share. After payment of this final distribution, the certificates of beneficial interest (shares) would be cancelled and have no further value. It is important to note, however, that the actual net monies on hand and the Principal Charges account balance will most likely fluctuate during the ensuing years and will not be “final” until after the termination and wind-down of the Trust. The Trust offers this example to further inform investors about the conceptual nature of the final distribution and does not imply or guarantee a specific known final distribution amount.

The Trust is primarily involved with the leasing and care of its properties. The management of the Trust is vested in the Trustees. The Trustees have no duty to sell property unless required to do so to serve both the term beneficiaries and the reversionary beneficiary impartially; and, if the need arises, the Trustees may petition the Court for further instructions defining what is required in a particular case to balance the interests of the certificate holders and reversioner. The major source of income to the Trust is earned royalties derived from taconite production from the Trust’s properties by the Trust’s lessees (customers) and minimum royalties, pursuant to mineral leases. “Earned royalties” are based on the taconite tonnage extracted (also referred to as produced or shipped) from the Trust’s lands applied to a royalty rate as defined in the various specific and confidential operating agreements (also referred to as leases) with the Trust’s lessees. Certain leases have “minimum royalty” provisions that require the lessee to remit to the Trust current year rental or minimum royalty income for holding the leasehold interest. The leases are generally very long-term in nature and, while they periodically are amended at the request of a lessee, the Trust is bound by the lease provisions throughout the term of the lease.

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

The Trustees provided annual income tax information in January 2009 to certificate holders of record with holdings on any of the four quarterly record dates during 2008. This information included the following:

Substitute Form 1099-MISC — This form reported the certificate holder’s 2008 allocable share of income from the Trust, distributions declared and any taxes withheld. (Foreign certificate holders received a Form 1042-S.)

Trust Supplemental Statement — This statement reported the number of units (shares) held by the certificate holder on any of the four quarterly record dates in 2008.

Tax Return Guide — This guide instructed the certificate holders as to the preparation of their income tax returns with respect to income allocated from the Trust and various deductions allowable.

Shares of beneficial interest in the Trust are traded on the New York Stock Exchange under the ticker symbol “GNI” (CUSIP No. 391064102). There were 1,203 certificate holders of record on December 31, 2008. The high and low prices for the quarterly periods commencing January 1, 2007, through December 31, 2008, inclusive, were as follows:

	2008		2007
Quarter	High	Low	High	Low
First	$145.91	$108.00	$134.00	$111.70
Second	132.01	105.35	120.12	102.50
Third	116.38	65.00	120.00	110.00
Fourth	94.25	39.91	136.00	117.20

Results of Operations:  Royalties for 2008 were greater than those of 2007 primarily due to an overall higher average earned royalty rate caused by escalation of producer price indices, offset in part by reduced taconite mining on our lands. Royalties for 2007 were less than those of 2006 primarily due to reduced taconite mining on our lands, offset in part by an overall higher average earned royalty rate caused by escalation of producer price indices. Other income for 2008 was greater than that of 2007 primarily due to the receipt of increased fees associated with an agreement pertaining to the new Essar Steel Minnesota, LLC taconite mining and steelmaking facility to be constructed on the Mesabi Iron Range. Other income for 2007 was greater than that of 2006 primarily due to an overall improved yield on our funds held for investment. Expenses for 2008 were greater than those of 2007 primarily due to the Trust’s implementation of mineral land amortization (see Note B to the Financial Statements). Expenses for 2007 were comparable to those of 2006. Net income for 2008 was the highest in the history of the Trust, greater than that of 2007 primarily due to increased Royalties (as explained above). Net income for 2007 was less than that of 2006 primarily due to the decreased Royalties (as explained above). The liability for pension benefits as of December 31, 2008 was greater than that as of December 31, 2007 primarily due to the loss incurred in 2008 on pension plan assets. The liability for pension benefits as of December 31, 2007 was less than that as of December 31, 2006 primarily due to the return achieved in 2007 on pension plan assets. Please refer to Note E to the Financial Statements for additional pension plan information.

The Trustees declared four quarterly distributions in 2008 totaling $11.70 per share. The first, in the amount of $2.00 per share, was paid on April 30, 2008, to certificate holders of record on March 31, 2008; the second, in the amount of $2.10 per share, was paid on July 31, 2008, to certificate holders of record on June 30, 2008; the third, in the amount of $3.10 per share, was paid on October 31, 2008, to certificate holders of record on September 30, 2008; and the fourth, in the amount of $4.50 per share, was paid on January 30, 2009, to certificate holders of record on December 31, 2008.

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

The Trustees intend to continue quarterly distributions and set the record date as of the last business day of each quarter. The next distribution will be paid in late April 2009 to certificate holders of record on March 31, 2009.

Liquidity:  In the interest of preservation of principal of Court-approved reserves and guided by the restrictive provisions of Section 646 of the Tax Reform Act of 1986, as amended, monies are invested primarily in United States Treasury securities with maturity dates not to exceed three years and, along with cash flows from operations, are deemed adequate to meet currently foreseeable liquidity needs. The following is a table of the Trust’s contractual obligations as of December 31, 2008:

	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Minimum Pension Contributions (see Note E to the Financial Statements)	$1,889,417	$336,046	$672,092	$672,092	$209,187
Deferred Compensation	124,800	—	—	—	124,800
St. Paul Office Leases (see Note G to the Financial Statements)	30,912	30,912	—	—	—

The “Minimum Pension Contributions” in the above table represent the current year minimum contribution required to fund the pension plan pursuant to ERISA regulations, which is extended to future years until the pension liability on the balance sheet is funded.

Critical Accounting Policies:  Royalties from the Trust’s mineral leases are taken into income as earned. Tonnage extracted is agreed upon between Trust and lessee engineers based on various engineering methods, which include truck counts, volumetric surveys and blast pattern estimates. Many of the leases provide for escalation or de-escalation that, for the most part, is based on independent producer price indices as published by the U.S. Department of Labor — Bureau of Labor Statistics. In addition, a number of the Trust’s leases have minimum royalty provisions that require the lessee to remit to the Trust current year rental or minimum royalty income for holding the leasehold interest, regardless of production. These minimum royalties can accumulate and do allow the steel and mining companies the ability to offset excess royalties (over the minimum royalty requirements) on future taconite production. Minimum royalties, if not recovered before the termination of the lease, are forfeitable and are not refundable under any circumstance.

Pension Plan Valuations are based on a number of assumptions used to determine the benefit obligation and net periodic pension cost. These assumptions are evaluated annually by the Trustees and management in conjunction with outside actuaries. Assumptions affecting the pension plan valuations include the discount rate, compensation increase level and expected long-term rate of return on plan assets. These assumptions reflect and incorporate the expected cash flow payouts of the pension plan given the determinate time frame to the termination of the Trust. Please refer to Note E to the Financial Statements for additional pension plan information.

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

Recently Adopted Accounting Standards:  In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but applies under other accounting pronouncements that require or permit fair value measurements. The effective date of SFAS No. 157 for non financial assets and liabilities that are not recognized or disclosed at fair value on a recurring basis has been delayed to fiscal years beginning after November 15, 2008. Therefore, we have deferred application of SFAS No. 157 to such non financial assets and non financial liabilities until January 1, 2009. Effective January 1, 2008, the Trust adopted the provisions of SFAS No. 157 as it relates to financial assets and liabilities recognized or disclosed at fair value on a recurring basis. The adoption of the effective portion of SFAS No. 157 had no impact on the Trust’s financial statements, as the Trust does not have any financial assets or liabilities required to be recognized or disclosed at fair value on a recurring basis.

In May 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 162 “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 162”). SFAS No. 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with United States generally accepted accounting principles. SFAS No. 162 is not expected to have any impact on the Trust.

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

The Trust’s lessees (customers) primarily include Minntac (“Minntac”) and Keewatin Taconite Company (“Keetac”), both owned and operated by U.S. Steel Corporation; Hibbing Taconite Company (“Hibtac”), owned by Arcelor-Mittal, Cliffs Natural Resources Inc. and U.S. Steel Corporation, and operated by Cliffs Mining Company; and Essar Steel Minnesota, LLC (“ESM” or “MSI”), owned by Essar Steel Holdings Ltd., a subsidiary of Essar Global Ltd., with a new taconite mining and steelmaking facility to be constructed by ESM over the next few years. Because the Trust’s revenues are primarily dependent upon a limited number of customers, any significant adverse event at any of the Trust’s primary lessees, or the loss of any of the Trust’s primary lessees, could materially adversely affect the Trust’s future financial results.

A decline in market demand for steel, and correspondingly taconite, could adversely affect the Trust’s financial results. However, other related and sometimes compensating factors include the Trust’s lessees’ operating levels, minimum royalties, ore body quality, metallurgical and geological characteristics, and proximity of Trust lands. Also sometimes affecting taconite production from Trust lands are extreme weather conditions and labor contracts at the mines. Though the Trust is not a party to the labor contracts, all pertinent labor contracts affecting production from Trust lands run through August 31, 2012. Additionally, over the past few years, the domestic steel and taconite industries have also been influenced by the global markets. As a result, future demand for domestic steel and taconite, which is now part of the global markets, is uncertain. It should be noted that the Keetac facility has been temporarily idled due to lower demand for domestic steel and taconite with no start-up date yet available. Similarly, we have been apprised that the Hibtac facility is scheduled to be idled for the summer of 2009 due to lower market demand. While any cut in production by any of our lessees can adversely affect the Trust, continued receipt of minimum royalties do mitigate this effect, in part.

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

The outlook for 2009 is dependent upon, in part, the overall demand for steel production, which impacts overall taconite production. The demand for steel, and correspondingly taconite pellets, is decreasing in the present global economy. Temporary shutdowns and reduced operating activities at the taconite facilities are occurring on the Mesabi Iron Range in northeastern Minnesota. Commodity prices, which are reflected in the producer price indices that impact most of our royalty rates, continue to fall. Accordingly, 2009 is not expected to attain the production levels and record earnings achieved in 2008.

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

Respectfully submitted,

Joseph S. Micallef, President of the Trustees and Chief Executive Officer Thomas A. Janochoski, Vice President & Secretary and Chief Financial Officer	Roger W. Staehle, Trustee Robert A. Stein, Trustee John H. Roe, III, Trustee Saint Paul, Minnesota February 26, 2009

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Great Northern Iron Ore Properties (the Trust) is responsible for establishing and maintaining adequate internal control over financial reporting. The Trust’s internal control system was designed to provide reasonable assurance to the Trust’s management and Board of Trustees regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Trust’s management assessed the effectiveness of the Trust’s internal control over financial reporting as of December 31, 2008. In making this assessment, it used the criteria set forth in a report by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) titled Internal Control – Integrated Framework. Based on our assessment, we believe that, as of December 31, 2008, the Trust’s internal control over financial reporting is effective based on the COSO criteria.

The Trust’s Independent Registered Public Accounting Firm, Ernst & Young LLP, has issued an audit report on the Trust’s internal control over financial reporting. Their report appears on pages 25 and 26.

Respectfully submitted,

Joseph S. Micallef,

  Chief Executive Officer and
    President of the Trustees

Thomas A. Janochoski,

  Chief Financial Officer and
    Vice President & Secretary

GREAT NORTHERN IRON ORE PROPERTIES

BALANCE SHEETS

ASSETS

	December 31
	2008	2007
CURRENT ASSETS
Cash and cash equivalents	$1,242,939	$979,175
United States Treasury securities (Note B)	4,755,035	4,997,278
Royalties receivable	7,005,183	2,924,517
Prepaid expenses	4,519	4,519
TOTAL CURRENT ASSETS	13,007,676	8,905,489

NONCURRENT ASSETS
United States Treasury securities (Note B)	3,206,089	4,755,295

PROPERTIES
Mineral and surface lands (Notes B and C)	39,067,058	38,691,707
Accumulated depletion and amortization	(35,454,685)	(34,940,185)
	3,612,373	3,751,522

Building and equipment	307,435	313,891
Accumulated depreciation	(190,370)	(200,321)
	117,065	113,570
TOTAL PROPERTIES	3,729,438	3,865,092

TOTAL ASSETS	$19,943,203	$17,525,876

LIABILITIES AND BENEFICIARIES’ EQUITY

CURRENT LIABILITIES
Accounts payable and accrued expenses	$104,356	$95,356
Distributions	6,750,000	4,350,000
TOTAL CURRENT LIABILITIES	6,854,356	4,445,356

NONCURRENT LIABILITIES
Deferred compensation	124,800	102,400
Liability for pension benefits (Note E)	1,889,417	979,064
TOTAL NONCURRENT LIABILITIES	2,014,217	1,081,464

TOTAL LIABILITIES	8,868,573	5,526,820

BENEFICIARIES’ EQUITY
Certificate holders’ equity, represented by 1,500,000 certificates (shares or units) of beneficial interest authorized and outstanding, and the reversionary interest (Notes A and D)	13,662,183	13,580,035
Accumulated other comprehensive loss (Note E)	(2,587,553)	(1,580,979)
TOTAL BENEFICIARIES’ EQUITY	11,074,630	11,999,056

TOTAL LIABILITIES AND BENEFICIARIES’ EQUITY	$19,943,203	$17,525,876

See accompanying notes.

GREAT NORTHERN IRON ORE PROPERTIES

STATEMENTS OF BENEFICIARIES’ EQUITY

	Certificate Holders’ Equity	Accumulated Other Comprehensive (Loss) Income	Total Beneficiaries’ Equity
BALANCE AT DECEMBER 31, 2005	$14,804,563	$—	$14,804,563
Net and comprehensive income for 2006	14,773,035	—	14,773,035
Defined Benefit Pension Plan – adjustment due to the adoption of SFAS No. 158 (Note E):	—	(1,966,352)	(1,966,352)
Distributions declared for 2006 ($10.30 per share)	(15,450,000)	—	(15,450,000)

BALANCE AT DECEMBER 31, 2006	14,127,598	(1,966,352)	12,161,246
Comprehensive income:
Net income for 2007	14,452,437	—	14,452,437
Other comprehensive income:
Defined Benefit Pension Plan (Note E):
Net gain arising during period	—	212,342	212,342
Amortization of prior service cost	—	17,469	17,469
Amortization of net loss	—	155,562	155,562
Total other comprehensive income			385,373
Total comprehensive income			14,837,810
Distributions declared for 2007 ($10.00 per share)	(15,000,000)	—	(15,000,000)

BALANCE AT DECEMBER 31, 2007	13,580,035	(1,580,979)	11,999,056
Comprehensive income:
Net income for 2008	17,632,148	—	17,632,148
Other comprehensive income:
Defined Benefit Pension Plan (Note E):
Net loss arising during period	—	(1,133,246)	(1,133,246)
Amortization of prior service cost	—	17,469	17,469
Amortization of net loss	—	109,203	109,203
Total other comprehensive loss			(1,006,574)
Total comprehensive income			16,625,574
Distributions declared for 2008 ($11.70 per share)	(17,550,000)	—	(17,550,000)

BALANCE AT DECEMBER 31, 2008	$13,662,183	$(2,587,553)	$11,074,630

See accompanying notes.

GREAT NORTHERN IRON ORE PROPERTIES

STATEMENTS OF INCOME

	Year Ended December 31
	2008	2007	2006
REVENUES
Royalties	$20,058,791	$16,586,881	$17,045,244
Interest earned	340,404	450,928	362,009
Rent and other income	376,213	158,810	147,428
TOTAL REVENUES	20,775,408	17,196,619	17,554,681

EXPENSES
Royalty disbursements	4,623	4,623	4,623
Real estate and payroll taxes	161,570	149,219	107,745
Inspection and care of properties	586,463	548,865	538,730
Administrative and general	1,847,801	1,784,819	1,872,969
Depreciation and amortization	542,803	256,656	257,579
TOTAL EXPENSES	3,143,260	2,744,182	2,781,646
NET INCOME	$17,632,148	$14,452,437	$14,773,035

BASIC AND DILUTED EARNINGS PER SHARE	$11.75	$9.63	$9.85

See accompanying notes.

GREAT NORTHERN IRON ORE PROPERTIES

STATEMENTS OF CASH FLOWS

	Year Ended December 31
	2008	2007	2006
OPERATING ACTIVITIES
Cash received from royalties and rents	$15,978,987	$18,265,620	$16,629,963
Cash paid to suppliers and employees	(2,665,278)	(2,324,163)	(2,389,614)
Interest received	281,853	506,214	314,595

NET CASH PROVIDED BY OPERATING ACTIVITIES	13,595,562	16,447,671	14,554,944

INVESTING ACTIVITIES
United States Treasury securities purchased	(3,125,000)	(6,000,000)	(5,325,000)
United States Treasury securities matured	4,975,000	5,000,000	6,165,984
Expenditures for building and equipment	(31,798)	—	(39,340)

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	1,818,202	(1,000,000)	801,644

FINANCING ACTIVITIES
Distributions paid	(15,150,000)	(15,600,000)	(15,000,000)

NET CASH USED IN FINANCING ACTIVITIES	(15,150,000)	(15,600,000)	(15,000,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	263,764	(152,329)	356,588
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	979,175	1,131,504	774,916

CASH AND CASH EQUIVALENTS AT END OF YEAR	$1,242,939	$979,175	$1,131,504

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES
Net income	$17,632,148	$14,452,437	$14,773,035
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	542,803	256,656	257,579
Net pension (loss) gain (Note E)	(1,006,574)	385,373	—
Net (increase) decrease in assets:
Accrued interest	(58,551)	55,286	(47,414)
Royalties receivable	(4,080,666)	1,519,929	(562,709)
Prepaid expenses	—	—	123,991
Mineral and surface lands	(375,351)	—	—
Net increase (decrease) in liabilities:
Accounts payable and accrued expenses	9,000	10,938	(5,738)
Deferred compensation	22,400	25,400	16,200
Liability for pension benefits	910,353	(258,348)	—

NET CASH PROVIDED BY OPERATING ACTIVITIES	$13,595,562	$16,447,671	$14,554,944

See accompanying notes.

GREAT NORTHERN IRON ORE PROPERTIES

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

NOTE A — BUSINESS AND TERMINATION OF THE TRUST AND LEGAL PROCEEDINGS

Great Northern Iron Ore Properties (the Trust) is presently involved solely with the leasing and maintenance of mineral and nonmineral lands owned by the Trust on the Mesabi Iron Range in northeastern Minnesota. Royalties are derived from taconite production and minimums. Royalties (which are not in direct ratio to tonnage shipped) from two significant operating lessees were as follows: 2008 — $11,384,000 and $8,443,000; 2007 — $11,993,000 and $4,363,000; and 2006 — $11,588,000 and $4,963,000.

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

In proceedings commenced in 1972, the Minnesota Supreme Court determined that while by the terms of the Trust, the Trustees are given discretionary powers to convert Trust assets to cash and to distribute the proceeds to certificate holders, they are limited in their exercise of those powers by the legal duty imposed by well-established law of trusts to serve the interests of both the term beneficiaries and the reversionary beneficiary with impartiality. Thus, the Trustees have no duty to exercise the powers of sale and distribution unless required to do so to serve both term and reversionary interests; and, if the need arises, the Trustees may petition the District Court of Ramsey County, Minnesota, for further instructions defining what is required in a particular case to balance the interests of certificate holders and reversioner. Also, the Court, in effect, held that the Trust is a conventional trust, rather than a business trust, and must operate within the framework of well-established trust law.

NOTE A — BUSINESS AND TERMINATION OF THE TRUST AND LEGAL PROCEEDINGS (continued)

By a letter dated April 11, 2008, certificate holders of record as of December 31, 2007, and the reversioner were notified of a hearing on May 7, 2008, in Ramsey County District Court, Saint Paul, Minnesota, for the purpose of settling and allowing the Trust accounts for the year 2007, and also for the purpose of considering requested fee increases in the compensation of the Trustees. By Court Order signed and dated May 12, 2008, the 2007 accounts were settled and allowed in all respects. In addition, the Court granted the requested fee increases of $20,000 per year to the President of the Trustee’s base salary and $20,000 per year to the potential bonus of the President, and an increase of $10,000 per year to each of the other Trustees, all effective July 1, 2008. By previous Orders, the Court settled and allowed the accounts of the Trustees for preceding years of the Trust.

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

Securities:  United States Treasury securities are classified as “held-to-maturity” securities and are carried at cost, adjusted for accrued interest and amortization of premium or discount. The aggregate fair values listed in the table below are based on quoted prices in active markets for identical assets. Securities recognized as noncurrent assets will mature in 2010. Following is an analysis of the securities as of December 31:

	Current		Noncurrent
	2008	2007	2008	2007
Aggregate fair value	$4,782,617	$4,999,493	$3,221,953	$4,784,008
Gross unrealized holding gains	(80,220)	(27,140)	(42,476)	(81,397)
Gross unrealized holding losses	—	—	—	—
Amortized cost basis	4,702,397	4,972,353	3,179,477	4,702,611
Accrued interest	52,638	24,925	26,612	52,684

Amounts shown on balance sheets	$4,755,035	$4,997,278	$3,206,089	$4,755,295

NOTE B — SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral and Surface Lands:  Mineral and surface lands are carried at amounts that represent, principally, either costs at acquisition or values on March 1, 1913. The value of the merchantable ore deposits was established on March 1, 1913, for federal income tax purposes. There presently is no cost depletion, as no natural ore mining from mineral lands is occurring. No value has been estimated or recorded for taconite deposits held on March 1, 1913, since they were not then thought to be merchantable; however, they presently represent all the mining activity on the Trust’s properties. Given that the focus of the mining industry is essentially now taconite mining versus natural ore mining, the asset class “Mineral and surface lands” was reevaluated and, beginning in 2008, the cost of the mineral lands is being amortized on a straight-line basis over the remaining term of the Trust. The straight-line method of amortization is anticipated to bear close resemblance to the units-of-production method over the remaining term of the Trust and, accordingly, is deemed a reasonable, systematic and rational method to associate expense with the revenues generated from taconite mining. Mineral land amortization amounted to $294,000 for the year 2008. Nonmineral lands are also included in this category; however, they represent negligible amounts. In addition, surface lands are acquired from time to time to facilitate mining operations (see Note C). These surface lands are being amortized on a straight-line basis over the remaining term of the Trust based on the values as of the beginning of each fiscal year. Surface lands remaining to be amortized amounted to $1,598,627, $1,819,127 and $2,039,627 as of January 1, 2008, 2007 and 2006, respectively. Surface land amortization amounted to $220,500 for each of the years 2008, 2007 and 2006.

Royalties:  Royalties from mineral leases (with cancellation terms varying from six months to one year) are taken into income as earned. Earned royalties are based on the taconite tonnage extracted (also referred to as produced or shipped) from the Trust’s lands applied to a royalty rate as defined in the various specific and confidential operating agreements (also referred to as leases). Minimum royalties, if required, are current year’s rental or minimum royalty income from the lessees to the Trust for holding the leasehold interest. Certain leases provide the steel and mining companies the ability to offset excess royalties (over the minimum royalty requirements) due on future taconite production, if any and when mined, against minimum royalties paid in prior periods. Accumulated minimum royalties in excess of tons extracted to date amounted to $2,288,174 on December 31, 2008, and $3,253,541 on December 31, 2007.

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

Earnings per Share:  Earnings per share are determined by dividing net income for the period by the number of weighted-average shares of beneficial

NOTE B — SIGNIFICANT ACCOUNTING POLICIES (continued)

interest outstanding. Basic and diluted weighted-average shares outstanding were 1,500,000 as of December 31, 2008, 2007 and 2006.

NOTE C — LAND ACQUISITION

A mining agreement dated January 1, 1959, with U.S. Steel Corporation provides that one-half of annual earned royalties, after satisfaction of minimum royalty payments, shall be applied to reimburse the lessee for a portion of its cost of acquisition of surface lands overlying the leased mineral deposits, which surface lands are then conveyed to the Trustees (see Note B). The costs of surface lands acquired to facilitate the mining operations amounted to $376,200, $0 and $0 for the years 2008, 2007 and 2006, respectively. There are surface lands yet to be purchased, the costs of which are yet unknown and will not be known until the actual purchases are made.

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

	2008	2007
Attorneys’ fees and expenses	$1,024,834	$1,024,834
Costs of surface lands	6,194,165	5,817,965
Cumulative shipment credits	(1,884,823)	(1,686,628)
Cumulative asset disposition credits	(372,124)	(119,241)
Principal Charges account balance	$4,962,052	$5,036,930

Upon termination of the Trust, the Trustees shall either sell tangible assets or obtain a loan with tangible assets as security to provide monies for distribution to the certificate holders in the amount of the Principal Charges account balance.

NOTE E — PENSION PLAN

The Trust has a noncontributory defined benefit pension plan that covers all employees. The Trustees are not eligible for pension benefits under the plan based on their services as Trustees. During September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS No. 158”), which the Trust adopted for its year ended December 31, 2006. SFAS No. 158 requires employers with pension plans to recognize the funded (or unfunded) status of a plan on the face of the balance sheet. The funded status is determined by comparing the pension plan assets at fair value to the projected (future) benefit obligation.

A summary of the components of net periodic pension cost and other amounts recognized in other comprehensive income for 2008, 2007 and 2006 is as follows:

Net Periodic Pension Cost	2008	2007	2006
Service cost	$226,420	$241,382	$235,525
Interest cost	329,272	327,841	309,600
Expected return on assets	(366,163)	(345,689)	(312,379)
Amortization of net loss	109,203	155,562	166,209
Amortization of prior service cost	17,469	17,469	17,469
Net periodic pension cost	316,201	396,565	416,424

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income
Net loss (gain) arising during the period	1,133,246	(212,342)	—
Amortization of net loss	(109,203)	(155,562)	—
Amortization of prior service cost	(17,469)	(17,469)	—

Total loss (gain) recognized in other comprehensive income	1,006,574	(385,373)	—

Total recognized in net periodic pension cost and other comprehensive income	$1,322,775	$11,192	$416,424

Weighted-average assumptions used in the measurement of the benefit obligation as of December 31 and the net periodic pension cost for the years ended December 31 were:

	2008	2007
Discount rate for benefit obligation	5.07%	5.10%
Discount rate for net periodic pension cost	5.10%	5.10%
Rate of compensation increase	3.50%	3.50%
Expected long-term return on plan assets	7.50%	7.50%

NOTE E — PENSION PLAN (continued)

The determination of the discount rate is based on a high-quality bond yield curve that approximates the expected cash flow payouts of the plan, coupled with a comparison to the Moody’s Long-term Corporate Aa Bond Yield. The determination of the rate of compensation increase is based on historical salary adjustment averages and the Trustees’ expectations of future increases. The determination of the expected long-term return on plan assets is based on historical returns of the various asset categories included in the plan’s portfolio and a consideration of the Trust’s termination date.

The following table sets forth the change in projected benefit obligation:

	2008	2007
Projected benefit obligation at beginning of year	$5,850,762	$5,821,095
Service cost	226,420	241,382
Interest cost	329,272	327,841
Actuarial loss (gain)	31,021	(286,785)
Benefit payments	(252,771)	(252,771)
Projected benefit obligation at end of year	$6,184,704	$5,850,762

The following table sets forth the change in the fair value of plan assets:

	2008	2007
Fair value of plan assets at beginning of year	$4,871,698	$4,583,683
Contributions by the Trust	412,422	269,540
Actual (loss) return on plan assets	(736,062)	271,246
Benefit payments	(252,771)	(252,771)
Fair value of plan assets at end of year	$4,295,287	$4,871,698

The following table sets forth the plan’s funded status and amounts recognized in the balance sheets shown as liability for pension benefits as of December 31:

	2008	2007
Accumulated benefit obligation at end of year	$4,781,436	$4,329,575
Effect of future compensation increases	1,403,268	1,521,187
Projected benefit obligation at end of year	6,184,704	5,850,762
Fair value of plan assets at end of year	4,295,287	4,871,698
Unfunded status at end of year	$1,889,417	$979,064

NOTE E — PENSION PLAN (continued)

The following table sets forth the amounts recognized in accumulated other comprehensive loss as of December 31:

	2008	2007
Net loss	$2,482,741	$1,458,698
Prior service cost	104,812	122,281
Accumulated other comprehensive loss	$2,587,553	$1,580,979

The net loss and prior service cost amounts that will be amortized from accumulated other comprehensive loss into net periodic pension cost in 2009 are estimated to be $266,324 and $17,469, respectively.

The future benefit payments from the plan are estimated to be $280,705 for 2009, $270,320 for 2010, $259,325 for 2011, $247,745 for 2012, and $235,614 for 2013. The future benefit payments from the plan for the period 2014 through 2018, inclusive, are estimated to be $2,327,253, in aggregate. The 2009 contribution to the plan is estimated to approximate $410,000, representing the maximum tax-deductible contribution that is recommended pursuant to the Trust’s annual actuarial valuation. However, the actual 2009 contribution will not be determined and finalized until after the completion of the plan’s annual actuarial valuation which is performed as of the plan’s fiscal year-end, March 31.

The investment policy of the plan is to have up to approximately 55% invested in equity securities (via an equity index fund) and the remaining monies invested in fixed income (debt) securities and cash. The fair value measurements are based on quoted prices in active markets for identical assets. The following table sets forth the plan’s weighted-average asset allocations by category as of December 31:

	2008	2007
Equity securities	38%	50%
Debt securities – U.S. Government issues	25%	24%
Debt securities – Corporate issues	21%	21%
Cash (money market, accrued income)	16%	5%
Total	100%	100%

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

NOTE G — LEASE COMMITMENTS

The Trust leases office facilities in Saint Paul, Minnesota. These leases include one-hundred-eighty-day cancellation clauses, contain various renewal options and exclude any contingent rental provisions. Rental expense for these operating leases amounted to $61,823 in each of the years 2008, 2007 and 2006.

NOTE H — QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of quarterly results of operations (unaudited) for the years ended December 31, 2008 and 2007 (in thousands of dollars, except per share amounts):

	Quarter Ended
	March 31	June 30	Sept. 30	Dec. 31
2008
Royalties	$2,275	$3,539	$6,973	$7,272
Interest and other income	145	99	84	388
Total revenues	2,420	3,638	7,057	7,660
Expenses	683	663	963	834
Net income	$1,737	$2,975	$6,094	$6,826
Earnings per share	$1.16	$1.98	$4.06	$4.55

2007
Royalties	$3,180	$5,132	$5,120	$3,155
Interest and other income	172	116	142	180
Total revenues	3,352	5,248	5,262	3,335
Expenses	709	684	642	710
Net income	$2,643	$4,564	$4,620	$2,625
Earnings per share	$1.76	$3.04	$3.08	$1.75

REPORT OF ERNST & YOUNG LLP,

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM,

ON AUDIT OF FINANCIAL STATEMENTS

The Trustees

Great Northern Iron Ore Properties

We have audited the accompanying balance sheets of Great Northern Iron Ore Properties (the Trust) as of December 31, 2008 and 2007, and the related statements of beneficiaries’ equity, income and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Trust at December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Great Northern Iron Ore Properties’ internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 26, 2009, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Minneapolis, Minnesota

February 26, 2009

REPORT OF ERNST & YOUNG LLP,

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM,

ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Trustees

Great Northern Iron Ore Properties

We have audited Great Northern Iron Ore Properties’ (the Trust) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Trust’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report On Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Trust’s internal control over financial reporting based on our audit.

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

In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2008 financial statements of Great Northern Iron Ore Properties, and our report dated February 26, 2009, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Minneapolis, Minnesota

February 26, 2009

GREAT NORTHERN IRON ORE PROPERTIES

SUMMARY OF SHIPMENTS

			Full Tons Shipped
No.	Mine	Ownership Interest	2008	2007	2006	Total to January 1, 2009
1.	Mahoning	100%	1,797,663	1,014,294	1,199,898	160,969,613
2.	Ontario 100%/Stevenson Townsite	100%	461,613	—	58	12,201,657
3.	Ontario 50%	50%	1,197,439	1,200,775	927,331	25,498,443
4.	L&W/Leetonia	50%/~51%	48,816	548,650	1,165,912	10,589,034
5.	Mississippi #3 (Ent.—Miss.)	100%	532,620	801,717	857,856	7,070,679
6.	Stevenson (Ent.—Miss.)	100%	—	154,856	—	35,246,418
7.	Minntac	100%	3,377,329	4,416,137	4,700,864	71,447,577
			7,415,480	8,136,429	8,851,919	323,023,421
	Shipments from inactive mines and those exhausted, surrendered or sold prior to this year		—	—	—	349,005,074
	TOTAL		7,415,480	8,136,429	8,851,919	672,028,495

No.	Operating Interest
1-4	Cliffs Mining Company – Hibbing Taconite Company
5-6	U.S. Steel Corporation – Keewatin Taconite Company
7	U.S. Steel Corporation – Minntac

NOTES

GREAT NORTHERN IRON ORE PROPERTIES W-1290 FIRST NATIONAL BANK BUILDING 332 MINNESOTA STREET SAINT PAUL, MINNESOTA 55101-1361	FIRST CLASS U.S. POSTAGE PAID PERMIT #43 MINNEAPOLIS, MN

FIRST CLASS MAIL