Form 10-K, Exhibit 13
period 2009-12-31
GREAT NORTHERN IRON ORE PROPERTIES
filed 2010-02-18
CIK 43410

Exhibit 13

Annual Report to Certificate Holders

GREAT NORTHERN IRON
ORE PROPERTIES

_______________

ONE HUNDRED THIRD
ANNUAL REPORT OF THE TRUSTEES
TO CERTIFICATE HOLDERS

FOR
YEAR ENDED DECEMBER 31, 2009

GREAT NORTHERN IRON ORE PROPERTIES

W-1290 First National Bank Building
332 Minnesota Street
Saint Paul, Minnesota 55101-1361

(651) 224-2385
Fax (651) 224-2387

www.gniop.com

_______________

TRUSTEES	OFFICERS

JOSEPH S. MICALLEF	JOSEPH S. MICALLEF
President of the Trustees	Chief Executive Officer

ROGER W. STAEHLE*	THOMAS A. JANOCHOSKI
Chief Financial Officer
ROBERT A. STEIN*	Vice President & Secretary

JAMES E. SWEARINGEN*	ROGER P. JOHNSON
Chief Engineer
*Audit Committee	Manager of Mines

_______________

SHAREHOLDER RELATIONS DEPARTMENT, TRANSFER OFFICE
AND REGISTRAR

Wells Fargo Bank, N.A.
P.O. Box 64854
Saint Paul, Minnesota 55164-0854

Toll-free: 1-800-468-9716

MESABI IRON RANGE OFFICE

801 East Howard Street
Hibbing, Minnesota 55746-0429

(218) 262-3886
Fax (218) 262-4295

GREAT NORTHERN IRON ORE PROPERTIES

SUMMARY OF OPERATIONS

	Year Ended December 31
	2009		2008		2007		2006		2005
Shipments from our mines (pellet tons)	5,833,828		7,415,480		8,136,429		8,851,919		8,673,198
Royalties	$14,565,946		$20,058,791		$16,586,881		$17,045,244		$17,998,451
Other income	$260,997		$716,617		$609,738		$509,437		$362,761
Net income	$11,448,504		$17,632,148		$14,452,437		$14,773,035		$15,720,620
Total assets	$16,697,897		$19,943,203		$17,525,876		$18,510,076		$19,455,519
Liability for pension benefits (see Note E to the Financial Statements)	$1,463,719		$1,889,417		$979,064		$1,237,412		$—
Average shares outstanding	1,500,000		1,500,000		1,500,000		1,500,000		1,500,000
Earnings per share, based on weighted-average shares outstanding during the year	$7.63		$11.75		$9.63		$9.85		$10.48
Declared distributions per share	$8.00	(1)	$11.70	(2)	$10.00	(3)	$10.30	(4)	$10.40	(5)

____________________________

(1) $1.80 pd 4/30/09; $1.80 pd 7/31/09; $1.80 pd 10/30/09; $2.60 pd 1/29/10

(2) $2.00 pd 4/30/08; $2.10 pd 7/31/08; $3.10 pd 10/31/08; $4.50 pd 1/30/09

(3) $2.00 pd 4/30/07; $2.30 pd 7/31/07; $2.80 pd 10/31/07; $2.90 pd 1/31/08

(4) $2.00 pd 4/28/06; $2.20 pd 7/31/06; $2.80 pd 10/31/06; $3.30 pd 1/31/07

(5) $2.20 pd 4/29/05; $2.40 pd 7/29/05; $2.80 pd 10/31/05; $3.00 pd 1/31/06

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

The Trust maintains a Web site, which can be found at: www.gniop.com. Information about the Trust posted on the Web site includes: General Trust information, Securities and Exchange Commission filings (Forms 10-K, Forms 10-Q, Forms 8-K), Annual Reports, Tax Return Guides, Quarterly Distribution Releases, Quarterly Earnings Releases, Court Hearings, Audit Committee Charter, Code of Ethics, Contact and other information. We will, upon request, be pleased to furnish to any certificate holder or investor, free of charge, a paper copy of any of the above documents for any recent year.

During 2009, the major source of income to the Trust was royalty income derived from taconite production and minimum royalties. Certain leases provide the steel and mining companies the ability to offset excess royalties (over the minimum royalty requirements) due on future taconite production, if any and when mined, against minimum royalties paid in prior periods. A “Summary of Shipments” is tabulated on the last page of this report.

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

The exact final distribution, though not determinable at this time, will generally consist of the sum of the Trust’s net monies (essentially, total assets less liabilities and properties) and the balance in the Principal Charges account, less any and all expenses and obligations of the Trust upon termination. To offer a hypothetical example, without factoring in any expenses and obligations of the Trust upon its termination, and using the financial statement values as of December 31, 2009, the net monies were approximately $7,867,000 and the Principal Charges account balance was approximately $4,931,000, resulting in a final distribution payable of approximately $12,798,000, or about $8.53 per share. After payment of this final distribution, the certificates of beneficial interest (shares) would be cancelled and have no further value. It is important to note, however, that the actual net monies on hand and the Principal Charges account balance will most likely fluctuate during the ensuing years and will not be “final” until after the termination and wind-down of the Trust. The Trust offers this example to further inform investors about the conceptual nature of the final distribution and does not imply or guarantee a specific known final distribution amount.

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

The Trustees provided annual income tax information in January 2010 to certificate holders of record with holdings on any of the four quarterly record dates during 2009. This information included the following:

Substitute Form 1099-MISC — This form reported the certificate holder’s 2009 allocable share of income from the Trust, distributions declared and any taxes withheld. (Foreign certificate holders received a Form 1042-S.)

Trust Supplemental Statement — This statement reported the number of units (shares) held by the certificate holder on any of the four quarterly record dates in 2009.

Tax Return Guide — This guide instructed the certificate holders as to the preparation of their income tax returns with respect to income allocated from the Trust and various deductions allowable.

Shares of beneficial interest in the Trust are traded on the New York Stock Exchange under the ticker symbol “GNI” (CUSIP No. 391064102). There were 1,147 certificate holders of record on December 31, 2009. The high and low prices for the quarterly periods commencing January 1, 2008, through December 31, 2009, inclusive, were as follows:

	2009		2008
Quarter	High	Low	High	Low
First	$93.50	$60.40	$145.91	$108.00
Second	94.98	75.01	132.01	105.35
Third	96.00	75.25	116.38	65.00
Fourth	95.47	89.00	94.25	39.91

Results of Operations: Royalties for 2009 were less than those of 2008 primarily due to reduced taconite mining on our lands and an overall lower average earned royalty rate caused by de-escalation of producer price indices, offset in part by higher net minimum royalties. Royalties for 2008 were greater than those of 2007 primarily due to an overall higher average earned royalty rate caused by escalation of producer price indices, offset in part by reduced taconite mining on our lands. Other income for 2009 was less than that of 2008 primarily due to the receipt of fees in 2008 associated with an agreement pertaining to the new Essar Steel Minnesota, LLC taconite mining and steelmaking facility to be constructed on the Mesabi Iron Range. Other income for 2008 was greater than that of 2007 primarily due to the aforementioned receipt of fees associated with an agreement pertaining to the Essar Steel Minnesota, LLC taconite mining and steelmaking facility. Expenses for 2009 were greater than those of 2008 primarily due to higher pension expense (see Note E to the Financial Statements). Expenses for 2008 were greater than those of 2007 primarily due to the Trust’s implementation of mineral land amortization (see Note B to the Financial Statements). Net income for 2009 was less than that of 2008 primarily due to decreased Royalties (as explained above). Net income for 2008 was the highest in the history of the Trust, greater than that of 2007 primarily due to increased Royalties (as explained above). The liability for pension benefits as of December 31, 2009, was less than that as of December 31, 2008, primarily due to a favorable return in 2009 on pension plan assets. The liability for pension benefits as of December 31, 2008, was greater than that as of December 31, 2007, primarily due to a loss incurred in 2008 on pension plan assets. Please refer to Note E to the Financial Statements for additional pension plan information.

The Trustees declared four quarterly distributions in 2009 totaling $8.00 per share. The first, in the amount of $1.80 per share, was paid on April 30, 2009, to certificate holders of record on March 31, 2009; the second, in the amount of $1.80 per share, was paid on July 31, 2009, to certificate holders of record on June 30, 2009; the third, in the amount of $1.80 per share, was paid on October 30, 2009, to certificate holders of record on September 30, 2009; and the fourth, in the amount of $2.60 per share, was paid on January 29, 2010, to certificate holders of record on December 31, 2009.

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

The Trustees intend to continue quarterly distributions and set the record date as of the last business day of each quarter. The next distribution will be paid in late April 2010 to certificate holders of record on March 31, 2010.

Liquidity: In the interest of preservation of principal of Court-approved reserves and guided by the restrictive provisions of Section 646 of the Tax Reform Act of 1986, as amended, monies are invested primarily in United States Treasury securities with maturity dates not to exceed three years and, along with cash flows from operations, are deemed adequate to meet currently foreseeable liquidity needs. The following is a table of the Trust’s contractual obligations as of December 31, 2009:

	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Minimum Pension Contributions
(see Note E to the Financial Statements)	$1,463,719	$120,961	$241,922	$241,922	$858,914
Deferred Compensation	150,000	—	—	—	150,000
St. Paul Office Leases
(see Note G to the Financial Statements)	30,912	30,912	—	—	—

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

Recently Adopted Accounting Standards:

Codification: In July 2009, the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) became the single official source of authoritative, nongovernmental generally accepted accounting principles (“GAAP”) in the United States. This guidance is contained in ASC Topic 105, “Generally Accepted Accounting Principles.” The historical GAAP hierarchy was eliminated and the ASC became the only level of authoritative GAAP, other than guidance issued by the Securities and Exchange Commission. This guidance is effective for interim and annual periods ending after September 15, 2009. The Trust adopted the provisions of this guidance as of September 30, 2009. The Trust’s accounting policies were not affected by the conversion to the ASC. However, references to specific accounting standards have been changed to refer to the appropriate section of the ASC.

Fair Value Measurements: In September 2006, the FASB issued guidance that defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This guidance is contained in ASC Topic 820, “Fair Value Measurements and Disclosures.” This guidance does not require any new fair value measurements, but applies under other accounting pronouncements that require or permit fair value measurements. The effective date of this guidance for financial assets and liabilities that are recognized or disclosed at fair value on a recurring basis was January 1, 2008, and the Trust did adopt the provisions of this guidance at that time as it related to financial assets and liabilities recognized or disclosed at fair value on a recurring basis. Effective January 1, 2009, pursuant to this guidance, the Trust adopted the provisions of this guidance as it relates to non-financial assets and liabilities that are not recognized or disclosed at fair value on a recurring basis. The adoption of this guidance had no impact on the Trust’s financial statements as the Trust does not have any non-financial assets or liabilities required to be recognized or disclosed at fair value at the date of adoption.

In April 2009, the FASB issued guidance that extends the disclosure requirements regarding the fair value of financial instruments to interim financial statements of publicly traded companies. This guidance is primarily contained in ASC Topic 825, “Financial Instruments,” and ASC Topic 270, “Interim Reporting.” This guidance is effective for interim periods ending after June 15, 2009. The Trust adopted the provisions of this guidance as of June 30, 2009, and has included the required disclosures in the applicable footnotes within the Forms 10-Q as necessary.

Subsequent Events: In May 2009, the FASB issued guidance that is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date, but before the financial statements are issued or are available to be issued. This guidance is contained in ASC Topic 855, “Subsequent Events.” It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. This guidance is effective for interim and annual periods ending after June 15, 2009. The Trust adopted the provisions of this guidance as of June 30, 2009. Management has evaluated events and transactions as of the date and time the financial statements were issued and filed with the Securities and Exchange Commission, that being February 18, 2010. No events or transactions have occurred subsequent to December 31, 2009, through the date and time of the filing on February 18, 2010, that would have a material impact on the financial statements as of December 31, 2009.

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

The outlook for 2010 is dependent, in part, upon the overall demand for steel production, which impacts overall taconite production. There are signs of improvement as many of the taconite facilities on the Mesabi Iron Range in northeastern Minnesota are again operating in 2010, albeit not necessarily at capacity. The taconite facility operators continue to adjust their operating rates to match supply with demand. Hence, while we do currently expect the year 2010 to be a better year than 2009, it is difficult to predict with any certainty the outcome of 2010, which is dependent, in part, upon the economy’s overall recovery.

__________________

On a closing note, the Trustees wish to recognize the contributions made by fellow Trustee John H. Roe III, who passed away on July 13, 2009, following a brief illness. Mr. Roe served as a Trustee of Great Northern Iron Ore Properties for approximately eight years, beginning on September 1, 2001. His business acumen, extensive executive experience, practical approach to decision making and pleasant manner all greatly helped the Trust in its business operations during his tenure. He will be missed by his fellow Trustees and the employees of the Trust.

In a press release dated October 19, 2009, the Trustees announced the appointment of James E. Swearingen to the Board of Trustees, effective December 1, 2009, to fill the vacancy created by the death of Trustee John H. Roe III. By Court Order dated October 19, 2009, the appointment of Mr. Swearingen was confirmed by the Ramsey County District Court, Saint Paul, Minnesota, with an effective date of December 1, 2009. Mr. Swearingen is currently a director with PolyMet Mining Corporation, a non-ferrous operation in northeastern Minnesota primarily mining for nickel and copper. He also serves as an advisory director on the University of Minnesota’s Natural Resource Research Institute. Mr. Swearingen resigned and retired in March 2003 as the General Manager of U.S. Steel’s Minntac taconite facility in northeastern Minnesota on the Mesabi Iron Range, the largest mining operation in North America. He has also previously served as the co-chair on the Governor’s Committee on Minnesota’s Mining Future, as a director of the Iron Mining Association of Minnesota, as a director of the American Iron Ore Association, and as a consultant in the mining industry. He is a graduate of Winona State University, majoring in Business, and also attended the University of Minnesota for post-graduate studies in Accounting. In the opinion of the other Trustees, Mr. Swearingen’s considerable business experience and mining background will be of great benefit to both the certificate holders and the reversioner.

Respectfully submitted,

Joseph S. Micallef,	Roger W. Staehle, Trustee
President of the Trustees and Chief Executive Officer	Robert A. Stein, Trustee James E. Swearingen, Trustee

Thomas A. Janochoski,
Vice President & Secretary and Chief Financial Officer	Saint Paul, Minnesota February 18, 2010

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

The Trust’s management assessed the effectiveness of the Trust’s internal control over financial reporting as of December 31, 2009. In making this assessment, it used the criteria set forth in a report by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) titled Internal Control – Integrated Framework. Based on our assessment, we believe that, as of December 31, 2009, the Trust’s internal control over financial reporting is effective based on the COSO criteria.

The Trust’s Independent Registered Public Accounting Firm, Ernst & Young LLP, has issued an audit report on the Trust’s internal control over financial reporting. Their report appears on pages 25 and 26.

Respectfully submitted,

Joseph S. Micallef,
Chief Executive Officer and President of the Trustees

Thomas A. Janochoski,
Chief Financial Officer and Vice President & Secretary

GREAT NORTHERN IRON ORE PROPERTIES

BALANCE SHEETS

ASSETS
	December 31
	2009	2008
CURRENT ASSETS
Cash and cash equivalents	$924,234	$1,242,939
United States Treasury securities (Note B)	3,970,025	4,755,035
Royalties receivable	3,575,737	7,005,183
Prepaid expenses	4,519	4,519

TOTAL CURRENT ASSETS	8,474,515	13,007,676

NONCURRENT ASSETS
United States Treasury securities (Note B)	5,018,513	3,206,089

PROPERTIES
Mineral and surface lands (Notes B and C)	39,127,058	39,067,058
Accumulated depletion and amortization	(36,029,377)	(35,454,685)
	3,097,681	3,612,373

Building and equipment	302,264	307,435
Accumulated depreciation	(195,076)	(190,370)
	107,188	117,065
TOTAL PROPERTIES	3,204,869	3,729,438
TOTAL ASSETS	$16,697,897	$19,943,203

LIABILITIES AND BENEFICIARIES’ EQUITY

CURRENT LIABILITIES
Accounts payable and accrued expenses	$112,156	$104,356
Distributions	3,900,000	6,750,000

TOTAL CURRENT LIABILITIES	4,012,156	6,854,356

NONCURRENT LIABILITIES
Deferred compensation	150,000	124,800
Liability for pension benefits (Note E)	1,463,719	1,889,417
TOTAL NONCURRENT LIABILITIES	1,613,719	2,014,217
TOTAL LIABILITIES	5,625,875	8,868,573
BENEFICIARIES’ EQUITY
Certificate holders’ equity, represented by 1,500,000 certificates (shares or units) of beneficial interest authorized and outstanding, and the reversionary interest (Notes A and D)	13,110,687	13,662,183
Accumulated other comprehensive loss (Note E)	(2,038,665)	(2,587,553)
TOTAL BENEFICIARIES’ EQUITY	11,072,022	11,074,630
TOTAL LIABILITIES AND BENEFICIARIES’ EQUITY	$16,697,897	$19,943,203

See accompanying notes.

GREAT NORTHERN IRON ORE PROPERTIES

STATEMENTS OF BENEFICIARIES’ EQUITY

	Certificate Holders’ Equity	Accumulated Other Comprehensive (Loss) Income	Total Beneficiaries’ Equity
BALANCE AT DECEMBER 31, 2006	$14,127,598	$(1,966,352)	$12,161,246
Comprehensive income:
Net income for 2007	14,452,437	—	14,452,437
Other comprehensive income:
Defined Benefit Pension Plan
(Note E):
Net gain arising during period	—	212,342	212,342
Amortization of prior service cost	—	17,469	17,469
Amortization of net loss	—	155,562	155,562
Total other comprehensive income			385,373
Total comprehensive income			14,837,810
Distributions declared for 2007 ($10.00 per share)	(15,000,000)	—	(15,000,000)

BALANCE AT DECEMBER 31, 2007	13,580,035	(1,580,979)	11,999,056
Comprehensive income:
Net income for 2008	17,632,148	—	17,632,148
Other comprehensive (loss) income:
Defined Benefit Pension Plan
(Note E):
Net loss arising during period	—	(1,133,246)	(1,133,246)
Amortization of prior service cost	—	17,469	17,469
Amortization of net loss	—	109,203	109,203
Total other comprehensive loss			(1,006,574)
Total comprehensive income			16,625,574
Distributions declared for 2008 ($11.70 per share)	(17,550,000)	—	(17,550,000)

BALANCE AT DECEMBER 31, 2008	13,662,183	(2,587,553)	11,074,630
Comprehensive income:
Net income for 2009	11,448,504	—	11,448,504
Other comprehensive income:
Defined Benefit Pension Plan
(Note E):
Net gain arising during period	—	265,095	265,095
Amortization of prior service cost	—	17,469	17,469
Amortization of net loss	—	266,324	266,324
Total other comprehensive income			548,888
Total comprehensive income			11,997,392
Distributions declared for 2009 ($8.00 per share)	(12,000,000)	—	(12,000,000)

BALANCE AT DECEMBER 31, 2009	$13,110,687	$(2,038,665)	$11,072,022

See accompanying notes.

GREAT NORTHERN IRON ORE PROPERTIES

STATEMENTS OF INCOME

	Year Ended December 31
	2009	2008	2007
REVENUES
Royalties	$14,565,946	$20,058,791	$16,586,881
Interest earned	158,020	340,404	450,928
Rent and other income	102,977	376,213	158,810
TOTAL REVENUES	14,826,943	20,775,408	17,196,619

EXPENSES
Royalty disbursements	4,623	4,623	4,623
Real estate and payroll taxes	166,572	161,570	149,219
Inspection and care of properties	556,910	586,463	548,865
Administrative and general	2,048,565	1,847,801	1,784,819
Depreciation and amortization	601,769	542,803	256,656
TOTAL EXPENSES	3,378,439	3,143,260	2,744,182
NET INCOME	$11,448,504	$17,632,148	$14,452,437
BASIC AND DILUTED EARNINGS PER SHARE	$7.63	$11.75	$9.63

See accompanying notes.

GREAT NORTHERN IRON ORE PROPERTIES

STATEMENTS OF CASH FLOWS

	Year Ended December 31
	2009	2008	2007
OPERATING ACTIVITIES
Cash received from royalties and rents	$18,038,369	$15,978,987	$18,265,620
Cash paid to suppliers and employees	(2,620,480)	(2,665,278)	(2,324,163)
Interest received	230,606	281,853	506,214
NET CASH PROVIDED BY OPERATING ACTIVITIES	15,648,495	13,595,562	16,447,671

INVESTING ACTIVITIES
United States Treasury securities purchased	(10,000,000)	(3,125,000)	(6,000,000)
United States Treasury securities matured	8,900,000	4,975,000	5,000,000
Expenditures for building and equipment	(17,200)	(31,798)	—
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(1,117,200)	1,818,202	(1,000,000)

FINANCING ACTIVITIES
Distributions paid	(14,850,000)	(15,150,000)	(15,600,000)
NET CASH USED IN FINANCING ACTIVITIES	(14,850,000)	(15,150,000)	(15,600,000)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(318,705)	263,764	(152,329)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,242,939	979,175	1,131,504
CASH AND CASH EQUIVALENTS AT END OF YEAR	$924,234	$1,242,939	$979,175

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES
Net income	$11,448,504	$17,632,148	$14,452,437
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	601,769	542,803	256,656
Net pension gain (loss) (Note E)	548,888	(1,006,574)	385,373
Net decrease (increase) in assets:
Accrued interest	72,586	(58,551)	55,286
Royalties receivable	3,429,446	(4,080,666)	1,519,929
Mineral and surface lands	(60,000)	(375,351)	—
Net increase (decrease) in liabilities:
Accounts payable and accrued expenses	7,800	9,000	10,938
Deferred compensation	25,200	22,400	25,400
Liability for pension benefits	(425,698)	910,353	(258,348)
NET CASH PROVIDED BY OPERATING ACTIVITIES	$15,648,495	$13,595,562	$16,447,671

See accompanying notes.

GREAT NORTHERN IRON ORE PROPERTIES

NOTES TO FINANCIAL STATEMENTS
December 31, 2009

NOTE A — BUSINESS AND TERMINATION OF THE TRUST AND LEGAL PROCEEDINGS

Great Northern Iron Ore Properties (the Trust) is presently involved solely with the leasing and maintenance of mineral and nonmineral lands owned by the Trust on the Mesabi Iron Range in northeastern Minnesota. Royalties are derived from taconite production and minimums. Royalties (which are not in direct ratio to tonnage shipped) from two significant operating lessees were as follows: 2009 — $7,677,000 and $6,569,000; 2008 — $11,384,000 and $8,443,000; and 2007 — $11,993,000 and $4,363,000.

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

NOTE A — BUSINESS AND TERMINATION OF THE TRUST AND LEGAL PROCEEDINGS (continued)

By a letter dated March 24, 2009, certificate holders of record as of December 31, 2008, and the reversioner were notified of a hearing on May 6, 2009, in Ramsey County District Court, Saint Paul, Minnesota, for the purpose of settling and allowing the Trust accounts for the year 2008. By Court Order signed and dated May 6, 2009, the 2008 accounts were settled and allowed in all respects. By previous Orders, the Court settled and allowed the accounts of the Trustees for preceding years of the Trust.

Pursuant to a Petition before a Judge of the Ramsey County District Court, Saint Paul, Minnesota, a Court Order was granted, signed and dated October 19, 2009, confirming the appointment of successor Trustee James E. Swearingen, effective December 1, 2009, which vacancy was created by the passing of Trustee John H. Roe III on July 13, 2009.

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

Securities: United States Treasury securities are classified as “held-to-maturity” securities and are carried at cost, adjusted for accrued interest and amortization of premium or discount. The aggregate fair values listed in the table below are based on quoted prices in active markets for identical assets (Level 1). Securities recognized as noncurrent assets will mature in 2011. Following is an analysis of the securities as of December 31:

	Current		Noncurrent
	2009	2008	2009	2008
Aggregate fair value	$3,960,453	$4,782,617	$5,009,195	$3,221,953
Gross unrealized holding gains	(17,051)	(80,220)	(5,941)	(42,476)
Gross unrealized holding losses	11	—	5,299	—
Amortized cost basis	3,943,413	4,702,397	5,008,553	3,179,477
Accrued interest	26,612	52,638	9,960	26,612
Amounts shown on balance sheets	$3,970,025	$4,755,035	$5,018,513	$3,206,089

NOTE B — SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral and Surface Lands: Mineral and surface lands are carried at amounts that represent, principally, either costs at acquisition or values on March 1, 1913, net of accumulated amortization. The value of the merchantable ore deposits was established on March 1, 1913, for federal income tax purposes. No value has been estimated or recorded for taconite deposits held on March 1, 1913, since they were not then thought to be merchantable; however, they presently represent all the mining activity on the Trust’s properties. There presently is no cost depletion, as no natural ore mining from mineral lands is occurring. Given that the focus of the mining industry is essentially now taconite mining versus natural ore mining, the asset class “Mineral and surface lands” was reevaluated and, beginning in 2008, the cost of the mineral lands is being amortized on a straight-line basis over the remaining term of the Trust. The straight-line method of amortization bears close resemblance to the units-of-production method over the remaining term of the Trust and, accordingly, is deemed a reasonable, systematic and rational method to associate expense with the revenues generated from taconite mining. Mineral land amortization amounted to $294,000 in each of the years 2009 and 2008. Nonmineral lands are also included in this category; however, they represent negligible amounts.

In addition, surface lands are acquired from time to time to facilitate mining operations (see Note C). These surface lands are being amortized on a straight-line basis over the remaining term of the Trust based on the values as of the beginning of each fiscal year. Surface lands remaining to be amortized amounted to 1,754,327, $1,598,627 and $1,819,127 as of January 1, 2009, 2008 and 2007, respectively. Surface land amortization amounted to $280,692, $220,500 and $220,500 for the years 2009, 2008 and 2007, respectively.

Royalties: Royalties from mineral leases (with cancellation terms varying from six months to one year) are taken into income as earned. Earned royalties are based on the taconite tonnage extracted (also referred to as produced or shipped) from the Trust’s lands applied to a royalty rate as defined in the various specific and confidential operating agreements (also referred to as leases). Minimum royalties, if required, are current year’s rental or minimum royalty income from the lessees to the Trust for holding the leasehold interest. Certain leases provide the steel and mining companies the ability to offset excess royalties (over the minimum royalty requirements) due on future taconite production, if any and when mined, against minimum royalties paid in prior periods. Accumulated minimum royalties in excess of tons extracted to date amounted to $3,356,736 on December 31, 2009, and $2,288,174 on December 31, 2008.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Earnings per Share: Earnings per share are determined by dividing net income for the period by the number of weighted-average shares of beneficial interest outstanding. Basic and diluted weighted-average shares outstanding were 1,500,000 as of December 31, 2009, 2008 and 2007.

NOTE B — SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent Events: Management has evaluated events and transactions as of the date and time the financial statements were issued and filed with the Securities and Exchange Commission, that being February 18, 2010. No events or transactions have occurred subsequent to December 31, 2009, through the date and time of the filing on February 18, 2010, that would have a material impact on the financial statements as of December 31, 2009.

NOTE C — LAND ACQUISITION

A mining agreement dated January 1, 1959, with U.S. Steel Corporation provides that one-half of annual earned royalties, after satisfaction of minimum royalty payments, shall be applied, in exchange for royalty payments, to reimburse the lessee for a portion of its cost of acquisition of surface lands overlying the leased mineral deposits, which surface lands are then conveyed to the Trustees (see Note B). The costs of surface lands acquired to facilitate the mining operations amounted to $60,000, $376,200 and $0 for the years 2009, 2008 and 2007, respectively. There are surface lands yet to be purchased, the costs of which are yet unknown and will not be known until the actual purchases are made.

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

	2009	2008
Attorneys’ fees and expenses	$1,024,834	$1,024,834
Costs of surface lands	6,254,165	6,194,165
Cumulative shipment credits	(1,976,317)	(1,884,823)
Cumulative asset disposition credits	(372,124)	(372,124)
Principal Charges account balance	$4,930,558	$4,962,052

Upon termination of the Trust, the Trustees shall either sell tangible assets or obtain a loan with tangible assets as security to provide monies for distribution to the certificate holders in the amount of the Principal Charges account balance.

NOTE E — PENSION PLAN

The Trust has a noncontributory defined benefit pension plan that covers all employees. The Trustees are not eligible for pension benefits under the plan based on their services as Trustees. The pension accounting guidance requires employers with pension plans to recognize the funded (or unfunded) status of a plan on the face of the balance sheet. The funded status is determined by comparing the pension plan assets at fair value to the projected (future) benefit obligation.

A summary of the components of net periodic pension cost and other amounts recognized in other comprehensive income for 2009, 2008 and 2007 is as follows:

Net Periodic Pension Cost	2009	2008	2007
Service cost	$228,934	$226,420	$241,382
Interest cost	347,550	329,272	327,841
Expected return on assets	(327,087)	(366,163)	(345,689)
Amortization of net loss	266,324	109,203	155,562
Amortization of prior service cost	17,469	17,469	17,469
Net periodic pension cost	533,190	316,201	396,565

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income
Net (gain) loss arising during the period	(265,095)	1,133,246	(212,342)
Amortization of net loss	(266,324)	(109,203)	(155,562)
Amortization of prior service cost	(17,469)	(17,469)	(17,469)
Total (gain) loss recognized in other comprehensive income	(548,888)	1,006,574	(385,373)
Total recognized in net periodic pension cost and other comprehensive income	$(15,698)	$1,322,775	$11,192

Weighted-average assumptions used in the measurement of the benefit obligation as of December 31 and the net periodic pension cost for the years ended December 31 were:

	2009	2008
Discount rate for benefit obligation	5.05%	5.07%
Discount rate for net periodic pension cost	5.07%	5.10%
Rate of compensation increase	3.50%	3.50%
Expected long-term return on plan assets	7.50%	7.50%

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

NOTE E — PENSION PLAN (continued)

The following table sets forth the change in projected benefit obligation:

	2009	2008
Projected benefit obligation at beginning of year	$6,184,704	$5,850,762
Service cost	228,934	226,420
Interest cost	347,550	329,272
Actuarial (gain) loss	(25,454)	31,021
Benefit payments	(285,335)	(252,771)
Projected benefit obligation at end of year	$6,450,399	$6,184,704

The following table sets forth the change in the fair value of plan assets:

	2009	2008
Fair value of plan assets at beginning of year	$4,295,287	$4,871,698
Contributions by the Trust	410,000	412,422
Actual return (loss) on plan assets	566,728	(736,062)
Benefit payments	(285,335)	(252,771)
Fair value of plan assets at end of year	$4,986,680	$4,295,287

The following table sets forth the plan’s funded status and amounts recognized in the balance sheets shown as liability for pension benefits as of December 31:

	2009	2008
Accumulated benefit obligation at end of year	$4,993,896	$4,781,436
Effect of future compensation increases	1,456,503	1,403,268
Projected benefit obligation at end of year	6,450,399	6,184,704
Fair value of plan assets at end of year	4,986,680	4,295,287
Unfunded status at end of year	$$1,463,719	$1,889,417

The following table sets forth the amounts recognized in accumulated other comprehensive loss as of December 31:

	2009	2008
Net loss	$1,951,322	$2,482,741
Prior service cost	87,343	104,812
Accumulated other comprehensive loss	$2,038,665	$2,587,553

The net loss and prior service cost amounts that will be amortized from accumulated other comprehensive loss into net periodic pension cost in 2010 are estimated to be $217,714 and $17,469, respectively.

The future benefit payments from the plan are estimated to be $280,234 for 2010, $268,813 for 2011, $256,769 for 2012, $244,142 for 2013, and $230,992 for 2014. The future benefit payments from the plan for the period 2015 through 2019, inclusive, are estimated to be $3,412,674, in aggregate. The 2010 contribution to the plan is estimated to approximate $625,000, representing the maximum tax-deductible contribution that is recommended pursuant to the Trust’s annual actuarial valuation. However, the actual 2010 contribution will not be determined and finalized until after the completion of the plan’s annual actuarial valuation which is performed as of the plan’s fiscal year-end, March 31.

NOTE E — PENSION PLAN (continued)

The investment policy of the plan is to have up to approximately 55% invested in equity securities (via an equity index fund) and the remaining monies invested in fixed income (debt) securities and cash. The equity portfolio strategy is to generate appreciation and growth in the plan’s overall value over the long-term with its benchmark being the S&P 500 Index. The debt portfolio strategy is to generate income for the payment of benefits as well as investment diversification with its benchmark being the Barclays Capital Government/Credit Index. The cash portfolio strategy is to provide liquidity for the payment of benefits to current retirees. The fair value measurements are based on quoted prices in active markets for identical assets (Level 1). The following table sets forth the plan’s weighted-average asset allocations by category as of December 31:

	2009	2008
Equity securities	53%	38%
Debt securities – U.S. government issues	16%	25%
Debt securities – corporate issues	25%	21%
Cash (money market, accrued income)	6%	16%
Total	100%	100%

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

NOTE G — LEASE COMMITMENTS

The Trust leases office facilities in Saint Paul, Minnesota. These leases include one-hundred-eighty-day cancellation clauses, contain various renewal options and exclude any contingent rental provisions. Rental expense for these operating leases amounted to $61,823 in each of the years 2009, 2008 and 2007.

NOTE H — QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of quarterly results of operations (unaudited) for the years ended December 31, 2009 and 2008 (in thousands of dollars, except per share amounts):

	Quarter Ended
	March 31	June 30	Sept. 30	Dec. 31
2009
Royalties	$5,208	$3,552	$1,996	$3,810
Interest and other income	84	58	75	44
Total revenues	5,292	3,610	2,071	3,854
Expenses	861	834	781	903
Net income	$4,431	$2,776	$1,290	$2,951
Earnings per share	$2.95	$1.85	$0.86	$1.97

2008
Royalties	$2,275	$3,539	$6,973	$7,272
Interest and other income	145	99	84	388
Total revenues	2,420	3,638	7,057	7,660
Expenses	683	663	963	834
Net income	$1,737	$2,975	$6,094	$6,826
Earnings per share	$1.16	$1.98	$4.06	$4.55

REPORT OF ERNST & YOUNG LLP,
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM,
ON AUDIT OF FINANCIAL STATEMENTS

The Trustees

Great Northern Iron Ore Properties

We have audited the accompanying balance sheets of Great Northern Iron Ore Properties (the Trust) as of December 31, 2009 and 2008, and the related statements of beneficiaries’ equity, income and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Trust at December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Great Northern Iron Ore Properties’ internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 18, 2010, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
February 18, 2010

REPORT OF ERNST & YOUNG LLP,
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM,
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Trustees

Great Northern Iron Ore Properties

We have audited Great Northern Iron Ore Properties’ (the Trust) internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Trust’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Trust’s internal control over financial reporting based on our audit.

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

In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2009 financial statements of Great Northern Iron Ore Properties, and our report dated February 18, 2010, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
February 18, 2010

GREAT NORTHERN IRON ORE PROPERTIES

SUMMARY OF SHIPMENTS

			Full Tons Shipped
No.	Mine	Ownership Interest	2009	2008	2007	Total to January 1, 2010
1.	Mahoning	100%	1,235,568	1,797,663	1,014,294	162,205,181
2.	Ontario 100%/Stevenson Townsite	100%	1,427,927	461,613	—	13,629,584
3.	Ontario 50%	50%	420,244	1,197,439	1,200,775	25,918,687
4.	L&W/Leetonia	50%/~51%	—	48,816	548,650	10,589,034
5.	Mississippi #3 (Ent.-Miss.)	100%	—	532,620	801,717	7,070,679
6.	Stevenson (Ent.-Miss.)	100%	—	—	154,856	35,246,418
7.	Minntac	100%	2,750,089	3,377,329	4,416,137	74,197,666
			5,833,828	7,415,480	8,136,429	328,857,249
	Shipments from inactive mines and those exhausted, surrendered or sold prior to this year		—	—	—	349,005,074
	TOTAL		5,833,828	7,415,480	8,136,429	677,862,323

No.	Operating Interest
1-4	Cliffs Mining Company – Hibbing Taconite Company
5-6	U.S. Steel Corporation – Keewatin Taconite Company
7	U.S. Steel Corporation – Minntac

NOTES

GREAT NORTHERN IRON ORE PROPERTIES W-1290 FIRST NATIONAL BANK BUILDING 332 MINNESOTA STREET SAINT PAUL, MINNESOTA 55101-1361	FIRST CLASS U.S. POSTAGE PAID PERMIT #43 MINNEAPOLIS, MN

FIRST CLASS MAIL