Form 10-K, Exhibit 13
period 2010-12-31
GREAT NORTHERN IRON ORE PROPERTIES
filed 2011-02-18
CIK 43410

Exhibit 13

Annual Report to Certificate Holders

GREAT NORTHERN IRON
ORE PROPERTIES

__________________

One Hundred Fourth
Annual Report of the Trustees
to Certificate Holders

for
Year Ended December 31, 2010

For information about the termination of the Trust in the year 2015, please refer to pages 3 & 4 of this annual report.

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

__________________

Shareholder Relations Department, Transfer Office
and Registrar

Wells Fargo Bank, N.A.
P.O. Box 64854
Saint Paul, Minnesota 55164-0854

Toll-free: 1-800-468-9716

Mesabi Iron Range Office

801 East Howard Street
Hibbing, Minnesota 55746-0429

(218) 262-3886
Fax (218) 262-4295

GREAT NORTHERN IRON ORE PROPERTIES

SUMMARY OF OPERATIONS

	Year Ended December 31
	2010		2009		2008		2007		2006
Shipments from our mines (pellet tons)	7,301,034		5,833,828		7,415,480		8,136,429		8,851,919
Royalties	$20,633,285		$14,565,946		$20,058,791		$16,586,881		$17,045,244
Other income	$232,521		$260,997		$716,617		$609,738		$509,437
Net income	$17,468,842		$11,448,504		$17,632,148		$14,452,437		$14,773,035
Total assets	$17,383,092		$16,697,897		$19,943,203		$17,525,876		$18,510,076
Liability for pension benefits (see Note E to the Financial Statements)	$1,349,314		$1,463,719		$1,889,417		$979,064		$1,237,412
Average shares outstanding	1,500,000		1,500,000		1,500,000		1,500,000		1,500,000
Earnings per share, based on weighted-average shares outstanding during the year	$11.65		$7.63		$11.75		$9.63		$9.85
Declared distributions per share	$12.25	(1)	$8.00	(2)	$11.70	(3)	$10.00	(4)	$10.30	(5)

__________________

(1)  $2.00 pd 4/30/10; $2.75 pd 7/30/10; $3.75 pd 10/29/10; $3.75 pd 1/31/11

(2)  $1.80 pd 4/30/09; $1.80 pd 7/31/09; $1.80 pd 10/30/09; $2.60 pd 1/29/10

(3)  $2.00 pd 4/30/08; $2.10 pd 7/31/08; $3.10 pd 10/31/08; $4.50 pd 1/30/09

(4)  $2.00 pd 4/30/07; $2.30 pd 7/31/07; $2.80 pd 10/31/07; $2.90 pd 1/31/08

(5)  $2.00 pd 4/28/06; $2.20 pd 7/31/06; $2.80 pd 10/31/06; $3.30 pd 1/31/07

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

The Trust maintains a Web site, which can be found at: www.gniop.com.  Information about the Trust posted on the Web site includes: General Trust information (including information about the termination of the Trust), Securities and Exchange Commission filings (Forms 10-K, Forms 10-Q, Forms 8-K), Annual Reports, Tax Return Guides, Quarterly Distribution Releases, Quarterly Earnings Releases, Court Hearings, Audit Committee Charter, Code of Ethics, Contact and other information.  We will, upon request, be pleased to furnish to any certificate holder or investor, free of charge, a paper copy of any of the above documents for any recent year.

During 2010, the major source of income to the Trust was royalty income derived from taconite production and minimum royalties.  Certain leases provide the steel and mining companies the ability to offset royalties, over the minimum royalty requirements, due on future taconite production, if any and when mined, against unabsorbed minimum royalties paid in prior periods.  A “Summary of Shipments” is tabulated on the last page of this report.

The terms of the Great Northern Iron Ore Properties Trust Agreement, created December 7, 1906, state that the Trust shall continue for twenty years after the death of the last survivor of eighteen persons named in the Trust Agreement.  The last survivor of these eighteen persons died on April 6, 1995.  Accordingly, the Trust terminates twenty years from April 6, 1995, that being April 6, 2015.

At the end of the Trust on April 6, 2015, the certificates of beneficial interest (shares) in the Trust will cease to trade on the New York Stock Exchange and thereafter will represent only the right to receive certain distributions payable to the certificate holders of record at the time of the termination of the Trust.  Upon termination, the Trust is obligated to distribute ratably to these certificate holders the net monies remaining in the hands of the Trustees (after paying and providing for all expenses and obligations of the Trust), plus the balance in the Principal Charges account (see Note D to the Financial Statements).  All other Trust property (most notably the Trust’s mineral properties and the active leases) must be conveyed and transferred to the reversioner (currently Glacier Park Company, a wholly owned subsidiary of ConocoPhillips Company) under the terms of the Trust Agreement.

The exact final distribution, though not determinable at this time, will generally consist of the sum of the Trust’s net monies (essentially, total assets less liabilities and properties) and the balance in the Principal Charges account, less any and all expenses and obligations of the Trust upon termination.  To offer a hypothetical example, without factoring in any expenses and obligations of the Trust upon its termination, and using the financial statement values as of December 31, 2010, the net monies were approximately $7,486,000 and the Principal Charges account balance was approximately $4,840,000, resulting in a final distribution payable of approximately $12,326,000, or about $8.22 per share.  After payment of this final distribution, the certificates of beneficial interest (shares) would be cancelled and have no further value.  It is important to note, however, that the actual net monies on hand and the Principal Charges account balance will most likely fluctuate during the ensuing years and will not be “final” until after the termination and wind-down of the Trust.  The Trust offers this example to further inform investors about the conceptual nature of the final distribution and does not imply or guarantee a specific known final distribution amount.

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

The Trustees provided annual income tax information in January 2011 to registered certificate holders of record with holdings on any of the four quarterly record dates during 2010.  This information included the following:

Substitute Form 1099-MISC — This form reported the registered certificate holder’s 2010 allocable share of income from the Trust, distributions declared and any taxes withheld. (Foreign registered certificate holders received a Form 1042-S.)

Trust Supplemental Statement — This statement reported the number of units (shares) held by the registered certificate holder on any of the four quarterly record dates in 2010.

Tax Return Guide — This guide instructed the certificate holders as to the preparation of their income tax returns with respect to income allocated from the Trust and various deductions allowable.

Shares of beneficial interest in the Trust are traded on the New York Stock Exchange under the ticker symbol “GNI” (CUSIP No. 391064102).  There were 1,053 registered certificate holders of record on December 31, 2010.  The high and low prices for the quarterly periods commencing January 1, 2009, through December 31, 2010, inclusive, were as follows:

	2010		2009
Quarter	High	Low	High	Low
First	$104.00	$83.00	$93.50	$60.40
Second	99.94	83.75	94.98	75.01
Third	120.00	90.00	96.00	75.25
Fourth	156.98	114.98	95.47	89.00

Results of Operations:  Royalties for 2010 were greater than those of 2009 primarily due to increased taconite mining on our lands and an overall higher average earned royalty rate caused by escalation of producer price indices.  Royalties for 2009 were less than those of 2008 primarily due to reduced taconite mining on our lands and an overall lower average earned royalty rate caused by de-escalation of producer price indices, offset in part by higher net minimum royalties.  Other income for 2010 was less than that of 2009 primarily due to reduced yields on our investments.  Other income for 2009 was less than that of 2008 primarily due to the receipt of fees in 2008 associated with an agreement pertaining to the new Essar Steel Minnesota, LLC taconite mining and steelmaking facility to be constructed on the Mesabi Iron Range.  Expenses for 2010 were comparable to those of 2009, while Expenses for 2009 were greater than those of 2008 primarily due to a higher pension expense (see Note E to the Financial Statements).  Net income for 2010 was greater than that of 2009 primarily due to increased Royalties (as explained above).  Net income for 2009 was less than that of 2008 primarily due to decreased Royalties (as explained above).  The Liability for pension benefits as of December 31, 2010, was less than that as of December 31, 2009, which was less than that as of December 31, 2008, primarily due to improved returns on pension plan assets.  Please refer to Note E to the Financial Statements for additional pension plan information.

The Trustees declared four quarterly distributions in 2010 totaling $12.25 per share.  The first, in the amount of $2.00 per share, was paid on April 30, 2010, to certificate holders of record on March 31, 2010; the second, in the amount of $2.75 per share, was paid on July 30, 2010, to certificate holders of record on June 30, 2010; the third, in the amount of $3.75 per share, was paid on October 29, 2010, to certificate holders of record on September 30, 2010; and the fourth, in the amount of $3.75 per share, was paid on January 31, 2011, to certificate holders of record on December 31, 2010.

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

The Trustees intend to continue quarterly distributions and set the record date as of the last business day of each quarter.  The next distribution will be paid in late April 2011 to certificate holders of record on March 31, 2011.

Liquidity:  In the interest of preservation of principal of Court-approved reserves and guided by the restrictive provisions of Section 646 of the Tax Reform Act of 1986, as amended, monies are invested primarily in United States Treasury securities with maturity dates not to exceed three years and, along with cash flows from operations, are deemed adequate to meet currently foreseeable liquidity needs.  The following is a table of the Trust’s contractual obligations as of December 31, 2010:

	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Future Pension Contributions
(see Note E to the Financial Statements)	$1,349,314	$—	$—	$1,349,314	$—
Deferred Compensation	181,500	—	—	181,500	—
St. Paul Office Leases
(see Note G to the Financial Statements)	30,912	30,912	—	—	—

Critical Accounting Policies:  Royalties from the Trust’s mineral leases are taken into income as earned.  Tonnage extracted is agreed upon between Trust and lessee engineers based on various engineering methods, which include truck counts, volumetric surveys and blast pattern estimates.  Many of the leases provide for escalation or de-escalation that, for the most part, is based on independent producer price indices as published by the U.S. Department of Labor — Bureau of Labor Statistics.  In addition, a number of the Trust’s leases have minimum royalty provisions that require the lessee to remit to the Trust current year rental or minimum royalty income for holding the leasehold interest, regardless of production.  These minimum royalties can accumulate and do allow the steel and mining companies the ability to offset royalties, over the minimum royalty requirements, due on future taconite production.  Minimum royalties, if not recovered before the termination of the lease, are forfeitable and are not refundable under any circumstance.

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

Recently Adopted Accounting Standards:

Fair Value Measurements: In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820) - Improving Disclosures about Fair Value Measurements.”  This ASU requires some new disclosures and clarifies some existing disclosure requirements about fair value measurements as set forth in Accounting Standards Codification (“ASC”) Subtopic 820-10.  The FASB’s objective is to improve these disclosures and, thus, increase the transparency in financial reporting.  The Trust adopted the provisions of ASU No. 2010-06, effective January 1, 2010; however, the adoption of this ASU had no impact on the Trust’s financial statements.

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

The Trust’s lessees (customers) primarily include Minntac (“Minntac”) and Keetac (“Keetac”), both owned and operated by U.S. Steel Corporation; Hibbing Taconite Company (“Hibtac”), owned by Arcelor-Mittal, Cliffs Natural Resources Inc. and U.S. Steel Corporation, and operated by Cliffs Mining Company; and Essar Steel Minnesota, LLC (“ESM” or “MSI”), owned by Essar Steel Holdings Ltd., a subsidiary of Essar Global Ltd., with a new taconite mining and steelmaking facility to be constructed by ESM over the next few years.  Because the Trust’s revenues are primarily dependent upon a limited number of customers, any significant adverse event at any of the Trust’s primary lessees, or the loss of any of the Trust’s primary lessees, could materially adversely affect the Trust’s future financial results.

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

The outlook for 2011 is dependent, in part, upon the economy’s continued overall recovery.  Barring any unexpected production cutbacks from our lessees’ mining plans in 2011, we currently anticipate the results for the year 2011 to be comparable to those of 2010.

Respectfully submitted,

Joseph S. Micallef, President of the Trustees and Chief Executive Officer	Roger W. Staehle, Trustee Robert A. Stein, Trustee James E. Swearingen, Trustee

Thomas A. Janochoski, Vice President & Secretary and Chief Financial Officer	Saint Paul, Minnesota February 18, 2011

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

The Trust’s management assessed the effectiveness of the Trust’s internal control over financial reporting as of December 31, 2010.  In making this assessment, it used the criteria set forth in a report by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) titled Internal Control – Integrated Framework.  Based on our assessment, we believe that, as of December 31, 2010, the Trust’s internal control over financial reporting is effective based on the COSO criteria.

The Trust’s Independent Registered Public Accounting Firm, Ernst & Young LLP, has issued an audit report on the Trust’s internal control over financial reporting.  Their report appears on pages 23 and 24.

Respectfully submitted,

Joseph S. Micallef, Chief Executive Officer and President of the Trustees

Thomas A. Janochoski, Chief Financial Officer and Vice President & Secretary

GREAT NORTHERN IRON ORE PROPERTIES

BALANCE SHEETS

ASSETS
	December 31
	2010	2009
Current Assets
Cash and cash equivalents	$668,310	$924,234
United States Treasury securities (Note B)	5,013,272	3,970,025
Royalties receivable	6,041,224	3,575,737
Prepaid expenses	4,519	4,519
Total Current Assets	11,727,325	8,474,515
Noncurrent Assets
United States Treasury securities (Note B)	3,025,924	5,018,513
Properties
Mineral and surface lands (Notes B and C)	39,127,058	39,127,058
Accumulated depletion and amortization	(36,614,977)	(36,029,377)
	2,512,081	3,097,681

Building and equipment	313,831	302,264
Accumulated depreciation	(196,069)	(195,076)
	117,762	107,188
Total Properties	2,629,843	3,204,869
Total Assets	$17,383,092	$16,697,897

LIABILITIES AND BENEFICIARIES’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$111,556	$112,156
Distributions	5,625,000	3,900,000
Total Current Liabilities	5,736,556	4,012,156
Noncurrent Liabilities
Deferred compensation	181,500	150,000
Liability for pension benefits (Note E)	1,349,314	1,463,719
Total Noncurrent Liabilities	1,530,814	1,613,719
Total Liabilities	7,267,370	5,625,875
Beneficiaries’ Equity
Certificate holders’ equity, represented by 1,500,000 certificates (shares or units) of beneficial interest authorized and outstanding, and the reversionary interest (Notes A and D)	12,204,529	13,110,687
Accumulated other comprehensive loss (Note E)	(2,088,807)	(2,038,665)
Total Beneficiaries’ Equity	10,115,722	11,072,022
Total Liabilities and Beneficiaries’ Equity	$17,383,092	$16,697,897

See accompanying notes.

GREAT NORTHERN IRON ORE PROPERTIES

STATEMENTS OF BENEFICIARIES’ EQUITY

	Certificate Holders’ Equity	Accumulated Other Comprehensive (Loss) Income	Total Beneficiaries’ Equity
Balance at December 31, 2007	$13,580,035	$(1,580,979)	$11,999,056
Comprehensive income:
Net income for 2008	17,632,148	—	17,632,148
Other comprehensive (loss) income:
Defined Benefit Pension Plan
(Note E):
Net loss arising during period	—	(1,133,246)	(1,133,246)
Amortization of prior service cost	—	17,469	17,469
Amortization of net loss	—	109,203	109,203
Total other comprehensive loss			(1,006,574)
Total comprehensive income			16,625,574
Distributions declared for 2008
($11.70 per share)	(17,550,000)	—	(17,550,000)

Balance at December 31, 2008	13,662,183	(2,587,553)	11,074,630
Comprehensive income:
Net income for 2009	11,448,504	—	11,448,504
Other comprehensive income:
Defined Benefit Pension Plan
(Note E):
Net gain arising during period	—	265,095	265,095
Amortization of prior service cost	—	17,469	17,469
Amortization of net loss	—	266,324	266,324
Total other comprehensive income			548,888
Total comprehensive income			11,997,392
Distributions declared for 2009
($8.00 per share)	(12,000,000)	—	(12,000,000)

Balance at December 31, 2009	13,110,687	(2,038,665)	11,072,022
Comprehensive income:
Net income for 2010	17,468,842	—	17,468,842
Other comprehensive (loss) income:
Defined Benefit Pension Plan
(Note E):
Net loss arising during period	—	(285,325)	(285,325)
Amortization of prior service cost	—	17,469	17,469
Amortization of net loss	—	217,714	217,714
Total other comprehensive loss			(50,142)
Total comprehensive income			17,418,700
Distributions declared for 2010
($12.25 per share)	(18,375,000)	—	(18,375,000)

Balance at December 31, 2010	$12,204,529	$(2,088,807)	$10,115,722

See accompanying notes.

GREAT NORTHERN IRON ORE PROPERTIES

STATEMENTS OF INCOME

	Year Ended December 31
	2010	2009	2008
Revenues
Royalties	$20,633,285	$14,565,946	$20,058,791
Interest earned	74,734	158,020	340,404
Rent and other income	157,787	102,977	376,213
Total Revenues	20,865,806	14,826,943	20,775,408
Expenses
Royalty costs	4,623	4,623	4,623
Real estate and payroll taxes	169,792	166,572	161,570
Inspection and care of properties	590,463	556,910	586,463
Administrative and general	2,018,365	2,048,565	1,847,801
Depreciation and amortization	613,721	601,769	542,803
Total Expenses	3,396,964	3,378,439	3,143,260
Net Income	$17,468,842	$11,448,504	$17,632,148
Basic and Diluted Earnings per Share	$11.65	$7.63	$11.75
Weighted-average Shares Outstanding	1,500,000	1,500,000	1,500,000

See accompanying notes.

GREAT NORTHERN IRON ORE PROPERTIES

STATEMENTS OF CASH FLOWS

	Year Ended December 31
	2010	2009	2008
Operating Activities
Cash received from royalties and rents	$18,325,585	$18,038,369	$15,978,987
Cash paid to suppliers and employees	(2,916,890)	(2,620,480)	(2,665,278)
Interest received	74,076	230,606	281,853
Net Cash Provided by Operating Activities	15,482,771	15,648,495	13,595,562

Investing Activities
United States Treasury securities purchased	(3,575,000)	(10,000,000)	(3,125,000)
United States Treasury securities matured	4,525,000	8,900,000	4,975,000
Expenditures for building and equipment	(38,695)	(17,200)	(31,798)
Net Cash Provided by (Used in) Investing Activities	911,305	(1,117,200)	1,818,202

Financing Activities
Distributions paid	(16,650,000)	(14,850,000)	(15,150,000)
Net Cash Used in Financing Activities	(16,650,000)	(14,850,000)	(15,150,000)
Net (Decrease) Increase in Cash and Cash Equivalents	(255,924)	(318,705)	263,764
Cash and Cash Equivalents at Beginning of Year	924,234	1,242,939	979,175
Cash and Cash Equivalents at End of Year	$668,310	$924,234	$1,242,939

Reconciliation of Net Income to Net Cash Provided by Operating Activities
Net income	$17,468,842	$11,448,504	$17,632,148
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	613,721	601,769	542,803
Net pension (loss) gain (Note E)	(50,142)	548,888	(1,006,574)
Net (increase) decrease in assets:
Accrued interest	(658)	72,586	(58,551)
Royalties receivable	(2,465,487)	3,429,446	(4,080,666)
Mineral and surface lands	—	(60,000)	(375,351)
Net (decrease) increase in liabilities:
Accounts payable and
accrued expenses	(600)	7,800	9,000
Deferred compensation	31,500	25,200	22,400
Liability for pension benefits	(114,405)	(425,698)	910,353
Net Cash Provided by Operating Activities	$15,482,771	$15,648,495	$13,595,562

See accompanying notes.

GREAT NORTHERN IRON ORE PROPERTIES

NOTES TO FINANCIAL STATEMENTS
December 31, 2010

NOTE A — Business And Termination of the Trust and Legal Proceedings

Great Northern Iron Ore Properties (the Trust) is presently involved solely with the leasing and maintenance of mineral and nonmineral lands owned by the Trust on the Mesabi Iron Range in northeastern Minnesota.  Royalties are derived from taconite production and minimums.  Royalties (which are not in direct ratio to tonnage shipped) from two significant operating lessees were as follows: 2010 — $10,073,000 and $9,167,000; 2009 — $7,677,000 and $6,569,000; and 2008 — $11,384,000 and $8,443,000.

The terms of the Great Northern Iron Ore Properties Trust Agreement, created December 7, 1906, state that the Trust shall continue for twenty years after the death of the last survivor of eighteen persons named in the Trust Agreement.  The last survivor of these eighteen persons died on April 6, 1995.  Accordingly, the Trust terminates twenty years from April 6, 1995, that being April 6, 2015.

At the end of the Trust on April 6, 2015, the certificates of beneficial interest (shares) in the Trust will cease to trade on the New York Stock Exchange and thereafter will represent only the right to receive certain distributions payable to the certificate holders of record at the time of the termination of the Trust.  Upon termination, the Trust is obligated to distribute ratably to these certificate holders the net monies remaining in the hands of the Trustees (after paying and providing for all expenses and obligations of the Trust), plus the balance in the Principal Charges account (see Note D).  All other Trust property (most notably the Trust’s mineral properties and the active leases) must be conveyed and transferred to the reversioner (currently Glacier Park Company, a wholly owned subsidiary of ConocoPhillips Company) under the terms of the Trust Agreement.

The exact final distribution, though not determinable at this time, will generally consist of the sum of the Trust’s net monies (essentially, total assets less liabilities and properties) and the balance in the Principal Charges account, less any and all expenses and obligations of the Trust upon termination.  To offer a hypothetical example, without factoring in any expenses and obligations of the Trust upon its termination, and using the financial statement values as of December 31, 2010, the net monies were approximately $7,486,000 and the Principal Charges account balance was approximately $4,840,000, resulting in a final distribution payable of approximately $12,326,000, or about $8.22 per share.  After payment of this final distribution, the certificates of beneficial interest (shares) would be cancelled and have no further value.  It is important to note, however, that the actual net monies on hand and the Principal Charges account balance will most likely fluctuate during the ensuing years and will not be “final” until after the termination and wind-down of the Trust.  The Trust offers this example to further inform investors about the conceptual nature of the final distribution and does not imply or guarantee a specific known final distribution amount.

In proceedings commenced in 1972, the Minnesota Supreme Court determined that while, by the terms of the Trust, the Trustees are given discretionary powers to convert Trust assets to cash and to distribute the proceeds to certificate holders, they are limited in their

NOTE A — Business and Termination of the Trust and Legal Proceedings (continued)

exercise of those powers by the legal duty imposed by well-established law of trusts to serve the interests of both the term beneficiaries and the reversionary beneficiary with impartiality.  Thus, the Trustees have no duty to exercise the powers of sale and distribution unless required to do so to serve both term and reversionary interests; and, if the need arises, the Trustees may petition the District Court of Ramsey County, Saint Paul, Minnesota, for further instructions defining what is required in a particular case to balance the interests of certificate holders and reversioner.  Also, the Court, in effect, held that the Trust is a conventional trust, rather than a business trust, and must operate within the framework of well-established trust law.

By a letter dated March 24, 2010, certificate holders of record as of December 31, 2009, and the reversioner were notified of a hearing on May 5, 2010, in Ramsey County District Court, Saint Paul, Minnesota, for the purpose of settling and allowing the Trust accounts for the year 2009.  By Court Order signed and dated May 5, 2010, the 2009 accounts were settled and allowed in all respects. By previous Orders, the Court settled and allowed the accounts of the Trustees for preceding years of the Trust.

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

Securities:  United States Treasury securities are classified as “held-to-maturity” securities and are carried at cost, adjusted for accrued interest and amortization of premium or discount.  The aggregate fair values listed in the table below are based on quoted prices in active markets for identical assets (Level 1).  Securities recognized as noncurrent assets will mature in 2012.  Following is an analysis of the securities as of December 31:

	Current		Noncurrent
	2010	2009	2010	2009
Aggregate fair value	$5,017,250	$3,960,453	$3,014,093	$5,009,195
Gross unrealized holding gains	(13,938)	(17,051)	(3,358)	(5,941)
Gross unrealized holding losses	—	11	4,732	5,299
Amortized cost basis	5,003,312	3,943,413	3,015,467	5,008,553
Accrued interest	9,960	26,612	10,457	9,960
Amounts shown on balance sheets	$5,013,272	$3,970,025	$3,025,924	$5,018,513

NOTE B — Significant Accounting Policies (continued)

Mineral and Surface Lands:  Mineral and surface lands are carried at amounts that represent, principally, either costs at acquisition or values on March 1, 1913, net of accumulated amortization.  The value of the merchantable ore deposits was established on March 1, 1913, for federal income tax purposes.  No value has been estimated or recorded for taconite deposits held on March 1, 1913, since they were not then thought to be merchantable; however, they presently represent all the mining activity on the Trust’s properties.  There presently is no cost depletion, as no natural ore mining from mineral lands is occurring.  Given that the focus of the mining industry is essentially now taconite mining versus natural ore mining, the asset class “Mineral and surface lands” was reevaluated and, beginning in 2008, the cost of the mineral lands is being amortized on a straight-line basis over the remaining term of the Trust.  The straight-line method of amortization bears close resemblance to the units-of-production method over the remaining term of the Trust and, accordingly, is deemed a reasonable, systematic and rational method to associate expense with the revenues generated from taconite mining.  Mineral land amortization amounted to $294,000 in each of the years 2010, 2009 and 2008.  Nonmineral lands are also included in this category; however, they represent negligible amounts.

In addition, surface lands are acquired from time to time to facilitate mining operations (see Note C).  These surface lands are being amortized on a straight-line basis over the remaining term of the Trust based on the values as of the beginning of each fiscal year.  Surface lands remaining to be amortized amounted to $1,533,635, $1,754,327 and $1,598,627 as of January 1, 2010, 2009 and 2008, respectively.  Surface land amortization amounted to $291,600, $280,692 and $220,500 for the years 2010, 2009 and 2008, respectively.

Royalties:  Royalties from mineral leases (with cancellation terms varying from six months to one year) are taken into income as earned.  Earned royalties are based on the taconite tonnage extracted (also referred to as produced or shipped) from the Trust’s lands applied to a royalty rate as defined in the various specific and confidential operating agreements (also referred to as leases).  Minimum royalties, if required, are current year’s rental or minimum royalty income from the lessees to the Trust for holding the leasehold interest.  Certain leases provide the steel and mining companies the ability to offset royalties, over the minimum royalty requirements, due on future taconite production, if any and when mined, against unabsorbed minimum royalties paid in prior periods.  Accumulated minimum royalties in excess of tons extracted to date amounted to $5,070,772 on December 31, 2010, and $3,356,736 on December 31, 2009.

Use of Estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Earnings per Share:  Earnings per share are determined by dividing net income for the period by the number of weighted-average shares of beneficial interest outstanding.  Basic and diluted weighted-average shares outstanding were 1,500,000 as of December 31, 2010, 2009 and 2008.

NOTE C — Land Acquisition

A mining agreement dated January 1, 1959, with U.S. Steel Corporation provides that one-half of annual earned royalties, after satisfaction of minimum royalty payments, shall be applied, in exchange for royalty payments, to reimburse the lessee for a portion of its cost of acquisition of surface lands overlying the leased mineral deposits, which surface lands are then conveyed to the Trustees (see Note B).  The costs of surface lands acquired to facilitate the mining operations amounted to $0, $60,000 and $376,200 for the years 2010, 2009 and 2008, respectively.  There are surface lands yet to be purchased, the costs of which are yet unknown and will not be known until the actual purchases are made.

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

	2010	2009
Attorneys’ fees and expenses	$1,024,834	$1,024,834
Costs of surface lands	6,254,165	6,254,165
Cumulative shipment credits	(2,067,127)	(1,976,317)
Cumulative asset disposition credits	(372,124)	(372,124)
Principal Charges account balance	$4,839,748	$4,930,558

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

A summary of the components of net periodic pension cost and other amounts recognized in other comprehensive income for 2010, 2009 and 2008 is as follows:

Net Periodic Pension Cost	2010	2009	2008
Service cost	$246,423	$228,934	$226,420
Interest cost	318,669	347,550	329,272
Expected return on assets	(386,983)	(327,087)	(366,163)
Amortization of net loss	217,714	266,324	109,203
Amortization of prior service cost	17,469	17,469	17,469
Net periodic pension cost	413,292	533,190	316,201

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income
Net loss (gain) arising during the period	285,325	(265,095)	1,133,246
Amortization of net loss	(217,714)	(266,324)	(109,203)
Amortization of prior service cost	(17,469)	(17,469)	(17,469)
Total loss (gain) recognized in other comprehensive income	50,142	(548,888)	1,006,574
Total recognized in net periodic pension cost and other comprehensive income	$463,434	$(15,698)	$1,322,775

Weighted-average assumptions used in the measurement of the benefit obligation as of December 31 and the net periodic pension cost for the years ended December 31 were:

	2010	2009
Discount rate for benefit obligation	4.55%	5.05%
Discount rate for net periodic pension cost	5.05%	5.07%
Rate of compensation increase	3.50%	3.50%
Expected long-term return on plan assets	7.25%	7.50%

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

NOTE E — Pension Plan (continued)

The following table sets forth the change in projected benefit obligation:

	2010	2009
Projected benefit obligation at beginning of year	$6,450,399	$6,184,704
Service cost	246,423	228,934
Interest cost	318,669	347,550
Actuarial loss (gain)	439,396	(25,454)
Benefit payments	(285,335)	(285,335)
Projected benefit obligation at end of year	$7,169,552	$6,450,399

The following table sets forth the change in the fair value of plan assets:

	2010	2009
Fair value of plan assets at beginning of year	$4,986,680	$4,295,287
Contributions by the Trust	577,839	410,000
Actual return on plan assets	541,054	566,728
Benefit payments	(285,335)	(285,335)
Fair value of plan assets at end of year	$5,820,238	$4,986,680

The following table sets forth the plan’s funded status and amounts recognized in the balance sheets shown as Liability for pension benefits as of December 31:

	2010	2009
Accumulated benefit obligation at end of year	$5,503,848	$4,993,896
Effect of future compensation increases	1,665,704	1,456,503
Projected benefit obligation at end of year	7,169,552	6,450,399
Fair value of plan assets at end of year	5,820,238	4,986,680
Unfunded status at end of year	$1,349,314	$1,463,719

The following table sets forth the amounts recognized in Accumulated other comprehensive loss as of December 31:

	2010	2009
Net loss	$2,018,933	$1,951,322
Prior service cost	69,874	87,343
Accumulated other comprehensive loss	$2,088,807	$2,038,665

The net loss and prior service cost amounts that will be amortized from Accumulated other comprehensive loss into net periodic pension cost in 2011 are estimated to be $306,348 and $17,469, respectively.

The future benefit payments from the plan are estimated to be $279,348 for 2011, $266,019 for 2012, $252,135 for 2013, $237,748 for 2014, and $687,722 for 2015.  The future benefit payments from the plan for the period 2016 through 2020, inclusive, are estimated to be $3,894,365, in aggregate.  The 2011 contribution to the plan is estimated to approximate $600,000, representing the maximum tax-deductible contribution that is recommended pursuant to the Trust’s annual actuarial valuation.  However, the actual 2011 contribution will not be determined and finalized until after the completion of the plan’s annual actuarial valuation which is performed as of the plan’s fiscal year-end, March 31.

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

The following table sets forth the plan’s weighted-average asset allocations by category as of December 31:

	2010		2009
	Fair Value	%	Fair Value	%
Equity securities	$3,221,007	55%	$2,664,344	53%
Debt securities – U.S. government issues	937,925	16	803,141	16
Debt securities – corporate issues	1,490,072	26	1,214,817	25
Cash (money market, accrued income)	171,234	3	304,378	6
Total	$5,820,238	100%	$4,986,680	100%

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

NOTE G — Lease Commitments

The Trust leases office facilities in Saint Paul, Minnesota.  These leases include one-hundred-eighty-day cancellation clauses, contain various renewal options and exclude any contingent rental provisions.  Rental expense for these operating leases amounted to $61,823 in each of the years 2010, 2009 and 2008.

NOTE H — Quarterly Results of Operations (Unaudited)

The following is a summary of quarterly results of operations (unaudited) for the years ended December 31, 2010 and 2009 (in thousands of dollars, except per share amounts):

	Quarter Ended
	March 31	June 30	Sept. 30	Dec. 31
2010
Royalties	$3,088	$5,257	$6,000	$6,288
Interest and other income	82	32	67	52
Total revenues	3,170	5,289	6,067	6,340
Expenses	849	845	824	879
Net income	$2,321	$4,444	$5,243	$5,461
Earnings per share	$1.55	$2.96	$3.50	$3.64

2009
Royalties	$5,208	$3,552	$1,996	$3,810
Interest and other income	84	58	75	44
Total revenues	5,292	3,610	2,071	3,854
Expenses	861	834	781	903
Net income	$4,431	$2,776	$1,290	$2,951
Earnings per share	$2.95	$1.85	$0.86	$1.97

REPORT OF ERNST & YOUNG LLP,
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM,
ON AUDIT OF FINANCIAL STATEMENTS

The Trustees
Great Northern Iron Ore Properties

We have audited the accompanying balance sheets of Great Northern Iron Ore Properties (the Trust) as of December 31, 2010 and 2009, and the related statements of beneficiaries’ equity, income and cash flows for each of the three years in the period ended December 31, 2010.  These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Trust at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Great Northern Iron Ore Properties’ internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 18, 2011, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
February 18, 2011

REPORT OF ERNST & YOUNG LLP,
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM,
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Trustees
Great Northern Iron Ore Properties

We have audited Great Northern Iron Ore Properties’ (the Trust) internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Trust’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Trust’s internal control over financial reporting based on our audit.

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

In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2010 financial statements of Great Northern Iron Ore Properties, and our report dated February 18, 2011, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
February 18, 2011

GREAT NORTHERN IRON ORE PROPERTIES

SUMMARY OF SHIPMENTS

			Full Tons Shipped
No.	Mine	Ownership Interest	2010	2009	2008	Total to January 1, 2011
1.	Mahoning	100%	2,153,212	1,235,568	1,797,663	164,358,393
2.	Ontario 100%/Stevenson Townsite/Stevenson Annex	100%	701,329	1,427,927	461,613	14,330,913
3.	Ontario 50%/Ontario Annex	50%	276,781	420,244	1,197,439	26,195,468
4.	L&W/Leetonia	50%/~51%	13,574	—	48,816	10,602,608
5.	Mississippi #3 (Ent.-Miss.)	100%	678,277	—	532,620	7,748,956
6.	Section 18 (Ent.-Miss.)	100%	69,144	—	—	28,066,303
7.	Russell Annex	50%	189	—	—	3,557,246
8.	Minntac	100%	3,408,528	2,750,089	3,377,329	77,606,194
			7,301,034	5,833,828	7,415,480	332,466,081
	Shipments from inactive mines and those exhausted, surrendered or sold prior to this year		—	—	—	352,697,276
	Total		7,301,034	5,833,828	7,415,480	685,163,357

No.	Operating Interest
1-4	Cliffs Mining Company – Hibbing Taconite Company
5-7	U.S. Steel Corporation – Keetac
8	U.S. Steel Corporation – Minntac

NOTES

GREAT NORTHERN IRON ORE PROPERTIES W-1290 FIRST NATIONAL BANK BUILDING 332 MINNESOTA STREET SAINT PAUL, MINNESOTA 55101-1361

FIRST CLASS MAIL