Form 10-K, Exhibit 13
period 2011-12-31
GREAT NORTHERN IRON ORE PROPERTIES
filed 2012-02-17
CIK 43410

Exhibit 13

GREAT NORTHERN IRON
ORE PROPERTIES

One Hundred Fifth
Annual Report of the Trustees
to Certificate Holders

FOR
Year Ended December 31, 2011

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
and Registrar

Wells Fargo Bank, N.A.
P.O. Box 64854
Saint Paul, Minnesota 55164-0854

Toll-free: 1-800-468-9716

Mesabi Iron Range Office

801 East Howard Street
Hibbing, Minnesota 55746-0429

(218) 262-3886
Fax (218) 262-4295

GREAT NORTHERN IRON ORE PROPERTIES

SUMMARY OF OPERATIONS

	Year Ended December 31
	2011		2010		2009		2008		2007
Shipments from our mines (pellet tons)	7,920,323		7,301,034		5,833,828		7,415,480		8,136,429
Royalties	$26,614,880		$20,633,285		$14,565,946		$20,058,791		$16,586,881
Other income	$123,659		$232,521		$260,997		$716,617		$609,738
Net income	$23,047,811		$17,468,842		$11,448,504		$17,632,148		$14,452,437
Total assets	$20,914,912		$17,383,092		$16,697,897		$19,943,203		$17,525,876
Liability for pension benefits (see Note 7 to the Financial Statements)	$1,642,113		$1,349,314		$1,463,719		$1,889,417		$979,064
Average shares outstanding	1,500,000		1,500,000		1,500,000		1,500,000		1,500,000
Earnings per share, based on weighted-average shares outstanding during the year	$15.37		$11.65		$7.63		$11.75		$9.63
Declared distributions per share	$15.00	(1)	$12.25	(2)	$8.00	(3)	$11.70	(4)	$10.00	(5)

(1)	$2.25 pd 4/29/11; $3.00 pd 7/29/11; $4.00 pd 10/31/11; $5.75 pd 1/31/12
(2)	$2.00 pd 4/30/10; $2.75 pd 7/30/10; $3.75 pd 10/29/10; $3.75 pd 1/31/11
(3)	$1.80 pd 4/30/09; $1.80 pd 7/31/09; $1.80 pd 10/30/09; $2.60 pd 1/29/10
(4)	$2.00 pd 4/30/08; $2.10 pd 7/31/08; $3.10 pd 10/31/08; $4.50 pd 1/30/09
(5)	$2.00 pd 4/30/07; $2.30 pd 7/31/07; $2.80 pd 10/31/07; $2.90 pd 1/31/08

Trustees’ & Management’s Discussion and Analysis of Financial Condition
and Results of Operations

Overview: Great Northern Iron Ore Properties (the “Trust”) is a conventional nonvoting trust organized under the laws of the State of Michigan pursuant to a Trust Agreement dated December 7, 1906. The Trust owns interests in fee, both mineral and nonmineral lands, on the Mesabi Iron Range in northeastern Minnesota. Many of these properties are leased to steel and mining companies that mine the mineral lands for taconite iron ore. The Trust has no subsidiaries. With the properties and offices all located in Minnesota, the Trust and matters affecting the Trust are under the jurisdiction of the Ramsey County District Court (the “Court”) in Saint Paul, Minnesota.

The Trust maintains a Web site, which can be found at www.gniop.com. Information about the Trust posted on the Web site includes: General Trust information (including information about the termination of the Trust), Securities and Exchange Commission filings (Forms 10-K, Forms 10-Q, Forms 8-K), Annual Reports, Tax Return Guides, Quarterly Distribution Releases, Quarterly Earnings Releases, Court Hearings, Audit Committee Charter, Code of Ethics, Contact and other information. We will, upon request, be pleased to furnish to any certificate holder or investor, free of charge, a paper copy of any of the above documents for any recent year.

During 2011, the major source of income to the Trust was royalty income derived from taconite production and minimum royalties. Certain leases provide the steel and mining companies the ability to offset royalties, over the minimum royalty requirements, due on future taconite production, if any and when mined, against unabsorbed minimum royalties paid in prior periods. A “Summary of Shipments” is tabulated on the last page of this report.

The terms of the Great Northern Iron Ore Properties Trust Agreement, created December 7, 1906, state that the Trust shall continue for twenty years after the death of the last survivor of eighteen persons named in the Trust Agreement. The last survivor of these eighteen persons died on April 6, 1995. Accordingly, the Trust terminates twenty years from April 6, 1995, that being April 6, 2015.

At the end of the Trust on April 6, 2015, the certificates of beneficial interest (shares) in the Trust will cease to trade on the New York Stock Exchange and thereafter will represent only the right to receive certain distributions payable to the certificate holders of record at the time of the termination of the Trust. Upon termination, the Trust is obligated to distribute ratably to these certificate holders the net monies remaining in the hands of the Trustees (after paying and providing for all expenses and obligations of the Trust), plus the balance in the Principal Charges account (see Note 6 to the Financial Statements). All other Trust property (most notably the Trust’s mineral properties and the active leases) must be conveyed and transferred to the reversioner (currently Glacier Park Company, a wholly owned subsidiary of ConocoPhillips Company) under the terms of the Trust Agreement.

The exact final distribution, though not determinable at this time, will generally consist of the sum of the Trust’s net monies (essentially, total assets less liabilities and properties) and the balance in the Principal Charges account, less any and all expenses and obligations of the Trust upon termination. To offer a hypothetical example, without factoring in any expenses and obligations of the Trust upon its termination, and using the financial statement values as of December 31, 2011, the net monies were approximately $7,927,000 and the Principal Charges account balance was approximately $4,962,000, resulting in a final distribution payable of approximately $12,889,000, or about $8.59 per share. After payment of this final distribution, the certificates of beneficial interest (shares) would be cancelled and have no further value. It is important to note, however, that the actual net monies on hand and the Principal Charges account balance will most likely fluctuate during the ensuing years and will not be “final” until after the termination and wind-down of the Trust. The Trust offers this example to further inform investors about the conceptual nature of the final distribution and does not imply or guarantee a specific known final distribution amount.

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

The Trustees provided annual income tax information in January 2012 to registered certificate holders of record with holdings on any of the four quarterly record dates during 2011. This information included the following:

Substitute Form 1099-MISC — This form reported the registered certificate holder’s 2011 allocable share of income from the Trust, distributions declared and any taxes withheld. (Foreign registered certificate holders received a Form 1042-S.)

Trust Supplemental Statement — This statement reported the number of units (shares) held by the registered certificate holder on any of the four quarterly record dates in 2011.

Tax Return Guide — This guide instructed the certificate holders as to the preparation of their income tax returns with respect to income allocated from the Trust and various deductions allowable.

Shares of beneficial interest in the Trust are traded on the New York Stock Exchange under the ticker symbol “GNI” (CUSIP No. 391064102). There were 970 registered certificate holders of record on December 31, 2011. The high and low sales prices for the quarterly periods commencing January 1, 2010, through December 31, 2011, inclusive, were as follows:

	2011		2010
Quarter	High	Low	High	Low
First	$140.49	$92.00	$104.00	$83.00
Second	127.70	95.20	99.94	83.75
Third	115.00	96.00	120.00	90.00
Fourth	126.01	93.00	156.98	114.98

Results of Operations: Royalties for 2011 were greater than those of 2010 primarily due to an overall higher average earned royalty rate caused by escalation of producer price indices. Royalties for 2010 were greater than those of 2009 primarily due to increased taconite mining on our lands and an overall higher average earned royalty rate caused by escalation of producer price indices. Other income for 2011 was less than that of 2010, which was less than that of 2009, primarily due to reduced yields on our investments and less gravel revenues received. Expenses for 2011 were greater than those of 2010 primarily due to additional legal expenditures associated with the execution of a new lease and higher pension expense pertaining to the defined benefit pension plan. Expenses for 2010 were comparable to those of 2009. Net income for 2011 was greater than that of 2010, which was greater than that of 2009, primarily due to increased Royalties (as explained above). The liability for pension benefits as of December 31, 2011, was greater than that as of December 31, 2010, primarily due to a reduction in the discount rate. The liability for pension benefits as of December 31, 2010, was less than that as of December 31, 2009, primarily due to improved returns on pension plan assets. Please refer to Note 7 to the Financial Statements for additional pension plan information.

The Trustees declared four quarterly distributions in 2011 totaling $15.00 per share. The first, in the amount of $2.25 per share, was paid on April 29, 2011, to certificate holders of record on March 31, 2011; the second, in the amount of $3.00 per share, was paid on July 29, 2011, to certificate holders of record on June 30, 2011; the third, in the amount of $4.00 per share, was paid on October 31, 2011, to certificate holders of record on September 30, 2011; and the fourth, in the amount of $5.75 per share, was paid on January 31, 2012, to certificate holders of record on December 30, 2011.

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

The Trustees intend to continue quarterly distributions and set the record date as of the last business day of each quarter. The next distribution will be paid in late April 2012 to certificate holders of record on March 30, 2012.

Liquidity: In the interest of preservation of principal of Court-approved reserves and guided by the restrictive provisions of Section 646 of the Tax Reform Act of 1986, as amended, monies are invested primarily in United States Treasury securities with maturity dates not to exceed three years and, along with cash flows from operations, are deemed adequate to meet currently foreseeable liquidity needs. The following is a table of the Trust’s contractual obligations as of December 31, 2011:

	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Future pension contributions
(see Note 7 to the Financial Statements)	$1,642,113	$—	$—	$1,642,113	$—
Deferred compensation	209,600	—	—	209,600	—
St. Paul office leases
(see Note 9 to the Financial Statements)	30,912	30,912	—	—	—

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

Pension plan valuations are based on a number of assumptions used to determine the benefit obligation and net periodic pension cost. These assumptions are evaluated annually by the Trustees and management in conjunction with outside actuaries. Assumptions affecting the pension plan valuations include the discount rate, compensation increase level and expected long-term rate of return on plan assets. These assumptions reflect and incorporate the expected cash flow payouts of the pension plan given the determinate time frame to the termination of the Trust. Please refer to Note 7 to the Financial Statements for additional pension plan information.

The Principal Charges account represents a first and prior lien of certificate holders on any property transferable to the reversioner at the end of the Trust and reflects an allocation of beneficiaries’ equity between the certificate holders and the reversioner. This Court-ordered account is neither an asset nor a liability of the Trust. Rather, this account maintains and represents a balance that will be payable to the certificate holders of record from the reversioner at the end of the Trust. The account balance, as stated in Note 6 to the Financial Statements, primarily represents the costs of acquiring homes and surface lands in accordance with provisions of a lease with U.S. Steel Corporation, as well as Court-ordered attorneys’ fees and expenses. This account balance, which may increase or decrease, will be added to the cash distributable to the certificate holders of record at the termination of the Trust.

New Accounting Pronouncements:

Fair Value Measurement: In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” This ASU addresses fair value measurement and disclosure requirements within Accounting Standards Codification (“ASC”) Topic 820 for the purpose of providing consistency and common meaning between U.S. GAAP and IFRSs. Generally, this ASU is not intended to change the application of the requirements in Topic 820. Rather, this ASU primarily changes the wording to describe many of the requirements in U.S. GAAP for measuring fair value or for disclosing information about fair value measurements. This ASU is effective for periods beginning after December 15, 2011. It is not expected to have any impact on the Trust’s financial statements or disclosures.

Other Comprehensive Income: In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income.” This ASU increases the prominence of other comprehensive income (“OCI”) in the financial statements and provides companies two options for presenting OCI, which until now has typically been placed within the statement of equity. One option allows an OCI statement to be included with the net income statement, and together the two will make a statement of total comprehensive income. Alternately, companies may present an OCI statement separate from the net income statement; however, the two statements will have to appear consecutively within a financial report. This ASU does not affect the types of items that are reported in OCI, nor does it affect the calculation or presentation of earnings per share. In December 2011, the FASB issued ASU No. 2011-12, “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-5.” Because of concerns raised by stakeholders, the FASB issued ASU No. 2011-12 to defer the effective date of certain paragraphs in ASU No. 2011-05 that pertain to reclassification adjustments out of accumulated other comprehensive income, thereby allowing the FASB additional time to reconsider those pertinent paragraphs. For public companies, both ASU No. 2011-05 and ASU No. 2011-12 are effective for periods beginning after December 15, 2011. The Trust will adopt the accounting guidance required by ASU No. 2011-05 and ASU No. 2011-12 beginning with its first quarter in 2012.

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

A decline in market demand for steel, and correspondingly taconite, could adversely affect the Trust’s financial results. However, other related and sometimes compensating factors include the Trust’s lessees’ operating levels, minimum royalties, ore body quality, metallurgical and geological characteristics, and location of Trust lands. Also sometimes affecting taconite production from Trust lands are extreme weather conditions and labor contracts at the mines. Though the Trust is not a party to the labor contracts, all pertinent labor contracts affecting production from Trust lands run through August 31, 2012. Our business could be adversely affected if the lessees have difficulty entering into new labor contracts and production decreases as a result. Additionally, over the past few years, the domestic steel and taconite industries have also been influenced by the global markets. As a result, future demand for domestic steel and taconite, which is now part of the global markets, is uncertain. While any cut in production by any of our lessees can adversely affect the Trust, continued receipt of minimum royalties do mitigate this effect, in part.

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

Compliance with Section 646 of the Internal Revenue Code, as explained in Note 8 to the Financial Statements, is integral to the level of distributions paid to the certificate holders. Should it be determined that the Trust violated the requirements of Section 646, it would be taxed as a corporation versus a grantor trust. This would mean the Trust’s income would be taxable upon receipt by the Trust and again upon receipt by the certificate holders. It is the Trustees’ opinion that the Trust has remained in compliance with the provisions of Section 646 since its election in 1988.

Barring any unexpected production cutbacks from our lessees’ mining plans in 2012, during which the steel worker labor contracts expire (August 31, 2012), and depending upon the economy’s continued overall recovery, the outlook for 2012 is that we anticipate it will be another good year for the Trust, though it is not expected to reach the historical record earnings achieved in 2011.

Respectfully submitted,

Joseph S. Micallef,	Roger W. Staehle, Trustee
President of the Trustees	Robert A. Stein, Trustee
and Chief Executive Officer	James E. Swearingen, Trustee

Thomas A. Janochoski,
Vice President & Secretary	Saint Paul, Minnesota
and Chief Financial Officer	February 17, 2012

MANAGEMENT’S REPORT ON
INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Great Northern Iron Ore Properties (the “Trust”) is responsible for establishing and maintaining adequate internal control over financial reporting. The Trust’s internal control system was designed to provide reasonable assurance to the Trust’s management and Board of Trustees regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Trust’s management assessed the effectiveness of the Trust’s internal control over financial reporting as of December 31, 2011. In making this assessment, it used the criteria set forth in a report by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) titled Internal Control – Integrated Framework. Based on our assessment, we believe that, as of December 31, 2011, the Trust’s internal control over financial reporting is effective based on the COSO criteria.

The Trust’s Independent Registered Public Accounting Firm, Ernst & Young LLP, has issued an audit report on the Trust’s internal control over financial reporting. This report appears on pages 23 and 24.

Respectfully submitted,

Joseph S. Micallef,
President of the Trustees
and Chief Executive Officer

Thomas A. Janochoski,
Vice President & Secretary
and Chief Financial Officer

GREAT NORTHERN IRON ORE PROPERTIES

BALANCE SHEETS

ASSETS

	December 31
	2011	2010
Current Assets
Cash and cash equivalents	$750,947	$668,310
United States Treasury securities (Note 4)	5,108,307	5,013,272
Royalties receivable	7,912,289	6,041,224
Prepaid expenses	2,110	4,519
Total Current Assets	13,773,653	11,727,325
Noncurrent Assets
United States Treasury securities (Note 4)	4,759,072	3,025,924
Properties
Mineral and surface lands (Notes 4 and 5)	39,479,708	39,127,058
Accumulated depletion and amortization	(37,201,777)	(36,614,977)
	2,277,931	2,512,081

Building and equipment	316,816	313,831
Accumulated depreciation	(212,560)	(196,069)
	104,256	117,762
Total Properties	2,382,187	2,629,843
Total Assets	$20,914,912	$17,383,092

LIABILITIES AND BENEFICIARIES’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$128,856	$111,556
Distributions	8,625,000	5,625,000
Total Current Liabilities	8,753,856	5,736,556
Noncurrent Liabilities
Deferred compensation	209,600	181,500
Liability for pension benefits (Note 7)	1,642,113	1,349,314
Total Noncurrent Liabilities	1,851,713	1,530,814
Total Liabilities	10,605,569	7,267,370
Beneficiaries’ Equity
Certificate holders’ equity, represented by 1,500,000 certificates (shares or units) of beneficial interest authorized and outstanding, and the reversionary interest (Notes 2 and 6)	12,752,340	12,204,529
Accumulated other comprehensive loss (Note 7)	(2,442,997)	(2,088,807)
Total Beneficiaries’ Equity	10,309,343	10,115,722
Total Liabilities and Beneficiaries’ Equity	$20,914,912	$17,383,092

See accompanying notes.

GREAT NORTHERN IRON ORE PROPERTIES

STATEMENTS OF BENEFICIARIES’ EQUITY

	Certificate Holders’ Equity	Accumulated Other Comprehensive (Loss) Income	Total Beneficiaries’ Equity
Balance at January 1, 2009	$13,662,183	$(2,587,553)	$11,074,630
Comprehensive income:
Net income for 2009	11,448,504	—	11,448,504
Other comprehensive income:
Defined benefit pension plan (Note 7):
Net gain arising during period	—	265,095	265,095
Amortization of prior service cost	—	17,469	17,469
Amortization of net loss	—	266,324	266,324
Total other comprehensive income			548,888
Total comprehensive income			11,997,392
Distributions declared for 2009 ($8.00 per share)	(12,000,000)	—	(12,000,000)

Balance at December 31, 2009	13,110,687	(2,038,665)	11,072,022
Comprehensive income:
Net income for 2010	17,468,842	—	17,468,842
Other comprehensive (loss) income:
Defined benefit pension plan (Note 7):
Net loss arising during period	—	(285,325)	(285,325)
Amortization of prior service cost	—	17,469	17,469
Amortization of net loss	—	217,714	217,714
Total other comprehensive loss			(50,142)
Total comprehensive income			17,418,700
Distributions declared for 2010 ($12.25 per share)	(18,375,000)	—	(18,375,000)

Balance at December 31, 2010	12,204,529	(2,088,807)	10,115,722
Comprehensive income:
Net income for 2011	23,047,811	—	23,047,811
Other comprehensive (loss) income:
Defined benefit pension plan (Note 7):
Net loss arising during period	—	(678,007)	(678,007)
Amortization of prior service cost	—	17,469	17,469
Amortization of net loss	—	306,348	306,348
Total other comprehensive loss			(354,190)
Total comprehensive income			22,693,621
Distributions declared for 2011 ($15.00 per share)	(22,500,000)	—	(22,500,000)
Balance at December 31, 2011	$12,752,340	$(2,442,997)	$10,309,343

See accompanying notes.

GREAT NORTHERN IRON ORE PROPERTIES

STATEMENTS OF INCOME

	Year Ended December 31
	2011	2010	2009
Revenues
Royalties	$26,614,880	$20,633,285	$14,565,946
Interest earned	48,230	74,734	158,020
Rent and other income	75,429	157,787	102,977
Total Revenues	26,738,539	20,865,806	14,826,943
Expenses
Royalty costs	4,623	4,623	4,623
Real estate and payroll taxes	190,042	169,792	166,572
Inspection and care of properties	596,476	590,463	556,910
Administrative and general	2,280,596	2,018,365	2,048,565
Depreciation and amortization	618,991	613,721	601,769
Total Expenses	3,690,728	3,396,964	3,378,439
Net Income	$23,047,811	$17,468,842	$11,448,504
Weighted-average Shares Outstanding	1,500,000	1,500,000	1,500,000

Basic and Diluted Earnings per Share	$15.37	$11.65	$7.63

See accompanying notes.

GREAT NORTHERN IRON ORE PROPERTIES

STATEMENTS OF CASH FLOWS

	Year Ended December 31
	2011	2010	2009
Operating Activities
Cash received from royalties and rents	$24,466,594	$18,325,585	$18,038,369
Cash paid to suppliers and employees	(3,085,319)	(2,916,890)	(2,620,480)
Interest received	20,047	74,076	230,606
Net Cash Provided by Operating Activities	21,401,322	15,482,771	15,648,495

Investing Activities
United States Treasury securities purchased	(8,200,000)	(3,575,000)	(10,000,000)
United States Treasury securities matured	6,400,000	4,525,000	8,900,000
Expenditures for building and equipment	(18,685)	(38,695)	(17,200)
Net Cash (Used in) Provided by Investing Activities	(1,818,685)	911,305	(1,117,200)

Financing Activities
Distributions paid	(19,500,000)	(16,650,000)	(14,850,000)
Net Cash Used in Financing Activities	(19,500,000)	(16,650,000)	(14,850,000)
Net Increase (Decrease) in Cash and Cash Equivalents	82,637	(255,924)	(318,705)
Cash and Cash Equivalents at Beginning of Year	668,310	924,234	1,242,939
Cash and Cash Equivalents at End of Year	$750,947	$668,310	$924,234

Reconciliation of Net Income to Net Cash Provided by Operating Activities
Net income	$23,047,811	$17,468,842	$11,448,504
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	618,991	613,721	601,769
Net periodic pension cost (Note 7)	489,733	413,292	533,190
Pension contribution (Note 7)	(551,124)	(577,839)	(410,000)
Net (increase) decrease in assets:
Accrued interest	(28,183)	(658)	72,586
Royalties receivable	(1,871,065)	(2,465,487)	3,429,446
Prepaid expenses	2,409	—	—
Mineral and surface lands	(352,650)	—	(60,000)
Net increase (decrease) in liabilities:
Accounts payable and accrued expenses	17,300	(600)	7,800
Deferred compensation	28,100	31,500	25,200
Net Cash Provided by Operating Activities	$21,401,322	$15,482,771	$15,648,495

See accompanying notes.

GREAT NORTHERN IRON ORE PROPERTIES

NOTES TO FINANCIAL STATEMENTS
December 31, 2011

NOTE 1 — BUSINESS AND NATURE OF OPERATIONS

          Great Northern Iron Ore Properties (the “Trust”) is presently involved solely with the leasing and maintenance of mineral and nonmineral lands owned by the Trust on the Mesabi Iron Range in northeastern Minnesota. The Trust is a conventional nonvoting trust organized under the laws of the State of Michigan pursuant to a Trust Agreement dated December 7, 1906. Because the Trust properties and offices are all located in Minnesota, the Trust and matters affecting the Trust are under the jurisdiction of the Ramsey County District Court (the “Court”) in Saint Paul, Minnesota. Royalties are derived from taconite production and minimums. Royalties (which are not in direct ratio to tonnage shipped) from two significant operating lessees were approximately as follows: 2011 — $13,685,000 and $11,334,000; 2010 — $10,073,000 and $9,167,000; and 2009 — $7,677,000 and $6,569,000.

NOTE 2 — TRUST TERMINATION

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

          At the end of the Trust on April 6, 2015, the certificates of beneficial interest (shares) in the Trust will cease to trade on the New York Stock Exchange and thereafter will represent only the right to receive certain distributions payable to the certificate holders of record at the time of the termination of the Trust. Upon termination, the Trust is obligated to distribute ratably to these certificate holders the net monies remaining in the hands of the Trustees (after paying and providing for all expenses and obligations of the Trust), plus the balance in the Principal Charges account (see Note 6). All other Trust property (most notably the Trust’s mineral properties and the active leases) must be conveyed and transferred to the reversioner (currently Glacier Park Company, a wholly owned subsidiary of ConocoPhillips Company) under the terms of the Trust Agreement.

          The exact final distribution, though not determinable at this time, will generally consist of the sum of the Trust’s net monies (essentially, total assets less liabilities and properties) and the balance in the Principal Charges account, less any and all expenses and obligations of the Trust upon termination. To offer a hypothetical example, without factoring in any expenses and obligations of the Trust upon its termination, and using the financial statement values as of December 31, 2011, the net monies were approximately $7,927,000 and the Principal Charges account balance was approximately $4,962,000, resulting in a final distribution payable of approximately $12,889,000, or about $8.59 per share. After payment of this final distribution, the certificates of beneficial interest (shares) would be cancelled and have no further value. It is important to note, however, that the actual net monies on hand and the Principal Charges account balance will most likely fluctuate during the ensuing years and will not be “final” until after the termination and wind-down of the Trust. The Trust offers this example to further inform investors about the conceptual nature of the final distribution and does not imply or guarantee a specific known final distribution amount.

NOTE 3 — LEGAL PROCEEDINGS

          In proceedings commenced in 1972, the Minnesota Supreme Court determined that while by the terms of the Trust, the Trustees are given discretionary powers to convert Trust assets to cash and to distribute the proceeds to certificate holders, they are limited in their exercise of those powers by the legal duty imposed by well-established law of trusts to serve the interests of both the term beneficiaries and the reversionary beneficiary with impartiality. Thus, the Trustees have no duty to exercise the powers of sale and distribution unless required to do so to serve both term and reversionary interests; and, if the need arises, the Trustees may petition the Ramsey County District Court, Saint Paul, Minnesota, for further instructions defining what is required in a particular case to balance the interests of certificate holders and reversioner. Also, the Minnesota Supreme Court, in effect, held that the Trust is a conventional trust, rather than a business trust, and must operate within the framework of well-established trust law.

          By a letter dated March 24, 2011, certificate holders of record as of December 31, 2010, and the reversioner were notified of a hearing on April 20, 2011, in Ramsey County District Court, Saint Paul, Minnesota, for the purpose of settling and allowing the Trust accounts for the year 2010. By Court Order signed and dated April 20, 2011, the 2010 accounts were settled and allowed in all respects. By previous Orders, the Court settled and allowed the accounts of the Trustees for preceding years of the Trust.

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

NOTE 4 – SIGNIFICANT ACCOUNTING POLICIES

          Cash and Cash Equivalents: The Trust considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

          Securities: United States Treasury securities are classified as held-to-maturity securities and are carried at cost, adjusted for accrued interest and amortization of premium or discount. The aggregate fair values listed in the table below are based on quoted prices in active markets for identical assets (Level 1). Securities recognized as noncurrent assets will mature in 2013. Following is a summary of the securities as of December 31:

	Current		Noncurrent
	2011	2010	2011	2010
Aggregate fair value	$5,094,703	$5,017,250	$4,755,809	$3,014,093
Gross unrealized holding gains	(4,929)	(13,938)	(12,995)	(3,358)
Gross unrealized holding losses	857	—	1,192	4,732
Amortized cost basis	5,090,631	5,003,312	4,744,006	3,015,467
Accrued interest	17,676	9,960	15,066	10,457
Amounts shown on balance sheets	$5,108,307	$5,013,272	$4,759,072	$3,025,924

NOTE 4 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

          Mineral and Surface Lands: Mineral and surface lands are carried at amounts that represent, principally, either costs at acquisition or values on March 1, 1913, net of accumulated amortization. The value of the merchantable ore deposits was established on March 1, 1913, for federal income tax purposes. No value has been estimated or recorded for taconite deposits held on March 1, 1913, since they were not then thought to be merchantable; however, they presently represent all the mining activity on the Trust’s properties. Mineral lands are being amortized on the straight-line method over the remaining term of the Trust. The straight-line method of amortization bears close resemblance to the units-of-production method over the remaining term of the Trust and, accordingly, is deemed a reasonable, systematic and rational method to associate expense with the revenues generated from taconite mining. Mineral land amortization amounted to $294,000 in each of the years 2011, 2010 and 2009. Nonmineral lands are also included in this category; however, they represent negligible amounts.

          In addition, surface lands are acquired from time to time to facilitate mining operations (see Note 5). These surface lands are being amortized on a straight-line basis over the remaining term of the Trust based on the values as of the beginning of each fiscal year. Surface lands remaining to be amortized amounted to $1,242,035, $1,533,635 and $1,754,327 as of January 1, 2011, 2010 and 2009, respectively. Surface land amortization amounted to $292,800, $291,600 and $280,692 for the years 2011, 2010 and 2009, respectively.

          Royalties: Royalties from mineral leases (with cancellation terms varying from six months to one year) are taken into income as earned. Earned royalties are based on the taconite tonnage extracted (also referred to as produced or shipped) from the Trust’s lands applied to a royalty rate as defined in the various specific and confidential operating agreements (also referred to as leases). Minimum royalties, if required, are current year’s rental or minimum royalty income from the lessees to the Trust for holding the leasehold interest. Certain leases provide the steel and mining companies the ability to offset royalties, over the minimum royalty requirements, due on future taconite production, if any and when mined, against unabsorbed minimum royalties paid in prior periods. Accumulated minimum royalties in excess of tons extracted to date amounted to $7,465,119 and $5,070,772 as of December 31, 2011 and 2010, respectively.

          Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

          Earnings per Share: Earnings per share are determined by dividing net income for the period by the number of weighted-average shares of beneficial interest outstanding. Basic and diluted weighted-average shares outstanding were 1,500,000 as of December 31, 2011, 2010 and 2009.

NOTE 5 – LAND ACQUISITION

          A mining agreement dated January 1, 1959, with U.S. Steel Corporation provides that one-half of annual earned royalties, after satisfaction of minimum royalty payments, shall be applied, in lieu of royalty payments, to reimburse the lessee for a portion of its cost of acquisition of surface lands overlying the leased mineral deposits, which surface lands are then conveyed to the Trustees (see Note 4). The costs of surface lands acquired to facilitate the mining operations amounted to $352,650, $0 and $60,000 for the years 2011, 2010 and 2009, respectively. There are surface lands yet to be purchased, the costs of which are yet unknown and will not be known until the actual purchases are made.

NOTE 6 – PRINCIPAL CHARGES ACCOUNT

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

	2011	2010
Attorneys’ fees and expenses	$1,024,834	$1,024,834
Costs of surface lands	6,606,815	6,254,165
Cumulative shipment credits	(2,297,652)	(2,067,127)
Cumulative asset disposition credits	(372,124)	(372,124)
Principal Charges account balance	$4,961,873	$4,839,748

          Upon termination of the Trust, the Trustees shall either sell tangible assets or obtain a loan with tangible assets as security to provide monies for distribution to the certificate holders in the amount of the Principal Charges account balance.

NOTE 7 – PENSION PLAN

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

          A summary of the components of net periodic pension cost and other amounts recognized in other comprehensive income for the years 2011, 2010 and 2009 is as follows:

Net Periodic Pension Cost	2011	2010	2009
Service cost	$279,647	$246,423	$228,934
Interest cost	319,860	318,669	347,550
Expected return on assets	(433,591)	(386,983)	(327,087)
Amortization of net loss	306,348	217,714	266,324
Amortization of prior service cost	17,469	17,469	17,469
Net periodic pension cost	489,733	413,292	533,190

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income
Net loss (gain) arising during the period	678,007	285,325	(265,095)
Amortization of net loss	(306,348)	(217,714)	(266,324)
Amortization of prior service cost	(17,469)	(17,469)	(17,469)
Total loss (gain) recognized in other comprehensive income	354,190	50,142	(548,888)
Total recognized in net periodic pension cost and other comprehensive income	$843,923	$463,434	$(15,698)

          Weighted-average assumptions used in the measurement of the benefit obligation as of December 31 and the net periodic pension cost for the years ended December 31 were:

	2011	2010
Discount rate for benefit obligation	4.15%	4.55%
Discount rate for net periodic pension cost	4.55%	5.05%
Rate of compensation increase	3.50%	3.50%
Expected long-term return on plan assets	7.00%	7.25%

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

NOTE 7 – PENSION PLAN (CONTINUED)

          The following table sets forth the change in projected benefit obligation:

	2011	2010
Projected benefit obligation at beginning of year	$7,169,552	$6,450,399
Service cost	279,647	246,423
Interest cost	319,860	318,669
Actuarial loss	419,487	439,396
Benefit payments	(285,335)	(285,335)
Projected benefit obligation at end of year	$7,903,211	$7,169,552

          The following table sets forth the change in the fair value of plan assets:

	2011	2010
Fair value of plan assets at beginning of year	$5,820,238	$4,986,680
Contributions by the Trust	551,124	577,839
Actual return on plan assets	175,071	541,054
Benefit payments	(285,335)	(285,335)
Fair value of plan assets at end of year	$6,261,098	$5,820,238

          The following table sets forth the plan’s funded status and amounts recognized in the balance sheets shown as Liability for pension benefits as of December 31:

	2011	2010
Accumulated benefit obligation at end of year	$6,012,647	$5,503,848
Effect of future compensation increases	1,890,564	1,665,704
Projected benefit obligation at end of year	7,903,211	7,169,552
Fair value of plan assets at end of year	6,261,098	5,820,238
Unfunded status at end of year	$1,642,113	$1,349,314

          The following table sets forth the amounts recognized in Accumulated other comprehensive loss as of December 31:

	2011	2010
Net loss	$2,390,592	$2,018,933
Prior service cost	52,405	69,874
Accumulated other comprehensive loss	$2,442,997	$2,088,807

          The net loss and prior service cost amounts that will be amortized from Accumulated other comprehensive loss into net periodic pension cost in 2012 are estimated to be $492,391 and $17,469, respectively.

          The future benefit payments from the plan are estimated to be $289,169 for 2012, $273,584 for 2013, $258,770 for 2014, $809,310 for 2015, and $779,800 for 2016. The future benefit payments from the plan for the period 2017 through 2021, inclusive, are estimated to be $3,612,672, in aggregate. The 2012 contribution to the plan is estimated to approximate $570,000, representing the maximum tax-deductible contribution that is recommended pursuant to the Trust’s annual actuarial valuation. However, the actual 2012 contribution will not be determined and finalized until after the completion of the plan’s annual actuarial valuation, which is performed as of the plan’s fiscal year-end, March 31.

NOTE 7 – PENSION PLAN (CONTINUED)

          As of September, 2011, the investment policy of the plan is to have up to approximately 50% invested in equity securities (via the S&P 500 Exchange Traded Fund) and the remaining monies invested in fixed income (debt) securities and cash. Prior to September, 2011, the investment policy of the plan was to have up to approximately 55% invested in equity securities (via the S&P 500 Exchange Traded Fund) and the remaining monies invested in fixed income (debt) securities and cash. The equity portfolio strategy is to generate appreciation and growth in the plan’s overall value over the long-term with its benchmark being the S&P 500 Index. The debt portfolio strategy is to generate income for the payment of benefits as well as investment diversification with its benchmark being the Barclays Capital Government/Credit Index. The cash portfolio strategy is to provide liquidity for the payment of benefits to current retirees. The fair value measurements are based on quoted prices in active markets for identical assets (Level 1).

          The following table sets forth the plan’s weighted-average asset allocations by category as of December 31:

	2011		2010
	Fair Value	%	Fair Value	%
Equity securities	$3,054,602	49%	$3,221,007	55%
Debt securities – U.S. government issues	1,044,798	16	937,925	16
Debt securities – corporate issues	1,864,195	30	1,490,072	26
Cash (money market, accrued income)	297,503	5	171,234	3
Total	$6,261,098	100%	$5,820,238	100%

NOTE 8 – INCOME TAXES

          The Trustees filed an election under Section 646 of the Tax Reform Act of 1986, as amended. As discussed in Note 3, beginning in 1989 the Trust is no longer subject to federal or Minnesota corporate income taxes, provided the requirements of Section 646 are met. The principal requirements are:

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

NOTE 9 – LEASE COMMITMENTS

          The Trust leases office facilities in Saint Paul, Minnesota. These leases include one-hundred-eighty-day cancellation clauses, contain various renewal options and exclude any contingent rental provisions. Rental expense for these operating leases amounted to $61,823 in each of the years 2011, 2010 and 2009.

NOTE 10 – QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

          The following is a summary of quarterly results of operations (unaudited) for the years ended December 31, 2011 and 2010 (in thousands of dollars, except per share amounts):

	Quarter Ended
	March 31	June 30	Sept. 30	Dec. 31
2011
Royalties	$5,415	$6,543	$6,473	$8,184
Interest and other income	34	29	21	40
Total revenues	5,449	6,572	6,494	8,224
Expenses	954	919	838	980
Net income	$4,495	$5,653	$5,656	$7,244
Earnings per share	$3.00	$3.77	$3.77	$4.83

2010
Royalties	$3,088	$5,257	$6,000	$6,288
Interest and other income	82	32	67	52
Total revenues	3,170	5,289	6,067	6,340
Expenses	849	845	824	879
Net income	$2,321	$4,444	$5,243	$5,461
Earnings per share	$1.55	$2.96	$3.50	$3.64

REPORT OF ERNST & YOUNG LLP,
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM,
ON AUDIT OF FINANCIAL STATEMENTS

The Trustees
Great Northern Iron Ore Properties

          We have audited the accompanying balance sheets of Great Northern Iron Ore Properties (the Trust) as of December 31, 2011 and 2010, and the related statements of beneficiaries’ equity, income and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Trust at December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

          We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Great Northern Iron Ore Properties’ internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 17, 2012, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
February 17, 2012

REPORT OF ERNST & YOUNG LLP,
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM,
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Trustees
Great Northern Iron Ore Properties

          We have audited Great Northern Iron Ore Properties’ (the Trust) internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Trust’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Trust’s internal control over financial reporting based on our audit.

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

          In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

          We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2011 financial statements of Great Northern Iron Ore Properties, and our report dated February 17, 2012, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
February 17, 2012

GREAT NORTHERN IRON ORE PROPERTIES

SUMMARY OF SHIPMENTS

			Full Tons Shipped
No.	Mine	Ownership Interest	2011	2010	2009	Cumulative Total to January 1, 2012
1.	Mahoning	100%	1,160,513	2,153,212	1,235,568	165,518,906
2.	Ontario 100%	100%	1,843,977	701,329	1,427,927	16,174,890
3.	Ontario 50%	50%	421,292	276,781	420,244	26,616,760
4.	L&W/Leetonia	50%/~51%	61,394	13,574	—	10,664,002
5.	Carmi-Enterprise	100%	349,676	747,421	—	82,836,607
6.	Russell Annex	50%	31,900	189	—	3,589,146
7.	Minntac	100%	4,051,571	3,408,528	2,750,089	81,657,765
			7,920,323	7,301,034	5,833,828	387,058,076
	Shipments from inactive mines and those exhausted, surrendered or sold prior to this year		—	—	—	306,025,604
	TOTAL		7,920,323	7,301,034	5,833,828	693,083,680

No.	Operating Interest
1-4	Cliffs Mining Company – Hibbing Taconite Company
5-6	U.S. Steel Corporation – Keetac
7	U.S. Steel Corporation – Minntac

NOTES

(This page has been left blank intentionally.)

(This page has been left blank intentionally.)

GREAT NORTHERN IRON ORE PROPERTIES
W-1290 FIRST NATIONAL BANK BUILDING
332 MINNESOTA STREET
SAINT PAUL, MINNESOTA 55101-1361

FIRST CLASS MAIL