Form 10-K, Exhibit 13
period 2012-12-31
GREAT NORTHERN IRON ORE PROPERTIES
filed 2013-02-22
CIK 43410

Exhibit 13

GREAT NORTHERN IRON

ORE PROPERTIES

______________________

One Hundred Sixth
Annual Report of the Trustees
to Certificate Holders

for
Year Ended December 31, 2012

For information about the termination of the Trust in the year 2015, please refer to pages 3 & 4 of this annual report.

GREAT NORTHERN IRON ORE PROPERTIES

W-1290 First National Bank Building

332 Minnesota Street

Saint Paul, Minnesota 55101-1361

(651) 224-2385

Fax (651) 224-2387

www.gniop.com

______________

Trustees	Officers

JOSEPH S. MICALLEF President of the Trustees	JOSEPH S. MICALLEF Chief Executive Officer

Roger W. Staehle*	Thomas A. Janochoski
Chief Financial Officer
Robert A. Stein*	Vice President & Secretary

James E. Swearingen*	Roger P. Johnson
Chief Engineer
*Audit Committee	Manager of Mines

_______________

Shareholder Relations Department, Transfer Office

and Registrar

Wells Fargo Bank, N.A.

P.O. Box 64854

Saint Paul, Minnesota 55164-0854

Toll-free: 1-800-468-9716

Mesabi Iron Range Office

801 East Howard Street

Hibbing, Minnesota 55746-0429

(218) 262-3886

Fax (218) 262-4295

GREAT NORTHERN IRON ORE PROPERTIES

SUMMARY OF OPERATIONS

	Year Ended December 31
	2012		2011		2010		2009		2008
Shipments from our mines (pellet tons)	7,360,456		7,920,323		7,301,034		5,833,828		7,415,480
Royalties	$24,020,334		$26,614,880		$20,633,285		$14,565,946		$20,058,791
Other income	$135,718		$123,659		$232,521		$260,997		$716,617
Net income	$20,068,433		$23,047,811		$17,468,842		$11,448,504		$17,632,148
Total assets	$19,118,714		$20,914,912		$17,383,092		$16,697,897		$19,943,203
Liability for pension benefits (see Note 7 to the Financial Statements)	$1,511,694		$1,642,113		$1,349,314		$1,463,719		$1,889,417
Average shares outstanding	1,500,000		1,500,000		1,500,000		1,500,000		1,500,000
Earnings per share, based on weighted-average shares outstanding during the year	$13.38		$15.37		$11.65		$7.63		$11.75
Declared distributions per share	$14.00	(1)	$15.00	(2)	$12.25	(3)	$8.00	(4)	$11.70	(5)

_______________

(1)   $2.25 pd 4/30/12; $3.00 pd 7/31/12; $3.50 pd 10/31/12; $5.25 pd 1/31/13

(2)   $2.25 pd 4/29/11; $3.00 pd 7/29/11; $4.00 pd 10/31/11; $5.75 pd 1/31/12

(3)   $2.00 pd 4/30/10; $2.75 pd 7/30/10; $3.75 pd 10/29/10; $3.75 pd 1/31/11

(4)   $1.80 pd 4/30/09; $1.80 pd 7/31/09; $1.80 pd 10/30/09; $2.60 pd 1/29/10

(5)   $2.00 pd 4/30/08; $2.10 pd 7/31/08; $3.10 pd 10/31/08; $4.50 pd 1/30/09

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

During 2012, the major source of income to the Trust was royalty income derived from taconite production and minimum royalties. Certain leases provide the steel and mining companies the ability to offset royalties, over the minimum royalty requirements, due on future taconite production, if any and when mined, against unabsorbed minimum royalties paid in prior periods. A “Summary of Shipments” is tabulated on the last page of this report.

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

The exact final distribution, though not determinable at this time, will generally consist of the sum of the Trust’s net monies (essentially, total assets less liabilities and properties) and the balance in the Principal Charges account, less any and all expenses and obligations of the Trust upon termination. To offer a hypothetical example, without factoring in any expenses and obligations of the Trust upon its termination, and using the financial statement values as of December 31, 2012, the net monies were approximately $7,719,000 and the Principal Charges account balance was approximately $4,871,000, resulting in a final distribution payable of approximately $12,590,000, or about $8.39 per share. After payment of this final distribution, the certificates of beneficial interest (shares) would be cancelled and have no further value. It is important to note, however, that the actual net monies on hand and the Principal Charges account balance will most likely fluctuate during the ensuing years and will not be “final” until after the termination and wind-down of the Trust. The Trust offers this example to further inform investors about the conceptual nature of the final distribution and does not imply or guarantee a specific known final distribution amount.

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

The Trustees provided annual income tax information in January 2013 to registered certificate holders of record with holdings on any of the four quarterly record dates during 2012. This information included the following:

Substitute Form 1099-MISC — This form reported the registered certificate holder’s 2012 allocable share of income from the Trust, distributions declared and any taxes withheld. (Foreign registered certificate holders received a Form 1042-S.)

Trust Supplemental Statement — This statement reported the number of units (shares) held by the registered certificate holder on any of the four quarterly record dates in 2012.

Tax Return Guide — This guide instructed the certificate holders as to the preparation of their income tax returns with respect to income allocated from the Trust and various deductions allowable.

Shares of beneficial interest in the Trust are traded on the New York Stock Exchange under the ticker symbol “GNI” (CUSIP No. 391064102). There were 870 registered certificate holder of record accounts on December 31, 2012. The high and low sales prices for the quarterly periods commencing January 1, 2011, through December 31, 2012, inclusive, were as follows:

	2012		2011
Quarter	High	Low	High	Low
First	$125.98	$92.35	$140.49	$92.00
Second	100.85	58.90	127.70	95.20
Third	89.99	61.11	115.00	96.00
Fourth	82.50	65.24	126.01	93.00

Results of Operations:  Royalties for 2012 were less than those of 2011 primarily due to decreased taconite mining on our lands. Royalties for 2011 were greater than those of 2010 primarily due to an overall higher average earned royalty rate caused by escalation of producer price indices. Other income for 2012 was greater than that of 2011 primarily due to additional timber revenues received. Other income for 2011 was less than that of 2010 primarily due to reduced yields on our investments and less gravel revenues received. Expenses for 2012 were greater than those of 2011 primarily due to higher pension expense pertaining to the defined benefit pension plan and additional amortization of surface lands associated with mining. Expenses for 2011 were greater than those of 2010 primarily due to additional legal expenditures associated with the execution of a new lease and higher pension expense pertaining to the defined benefit pension plan. Net income for 2012 was less than that of 2011 primarily due to decreased Royalties (as explained above). Net income for 2011 was greater than that of 2010 primarily due to increased Royalties (as explained above). The Liability for pension benefits as of December 31, 2012, was less than that as of December 31, 2011, primarily due to an improved actual return achieved during the year within the pension plan portfolio. The Liability for pension benefits as of December 31, 2011, was greater than that as of December 31, 2010, primarily due to a reduction in the discount rate. Please refer to Note 7 to the Financial Statements for additional pension plan information.

The Trustees declared four quarterly distributions in 2012 totaling $14.00 per share. The first, in the amount of $2.25 per share, was paid on April 30, 2012, to certificate holders of record on March 30, 2012; the second, in the amount of $3.00 per share, was paid on July 31, 2012, to certificate holders of record on June 29, 2012; the third, in the amount of $3.50 per share, was paid on October 31, 2012, to certificate holders of record on September 28, 2012; and the fourth, in the amount of $5.25 per share, was paid on January 31, 2013, to certificate holders of record on December 31, 2012.

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

The Trustees intend to continue quarterly distributions and set the record date as of the last business day of each quarter. The next distribution will be paid in late April 2013 to certificate holders of record on March 28, 2013.

Liquidity:  In the interest of preservation of principal of Court-approved reserves and guided by the restrictive provisions of Section 646 of the Tax Reform Act of 1986, as amended, monies are invested primarily in United States Treasury securities with maturity dates not to exceed three years and, along with cash flows from operations, are deemed adequate to meet currently foreseeable liquidity needs. The following is a table of the Trust’s contractual obligations as of December 31, 2012:

	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Future pension contributions (see Note 7 to the Financial Statements)	$1,511,694	$—	$1,511,694	$—	$—
Deferred compensation	229,100	—	229,100	—	—
St. Paul office leases (see Note 9 to the Financial Statements)	31,242	31,242	—	—	—

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

The Trust’s lessees (customers) primarily include Minntac (“Minntac”) and Keetac (“Keetac”), both owned and operated by U.S. Steel Corporation; Hibbing Taconite Company (“Hibtac”), owned by ArcelorMittal, Cliffs Natural Resources Inc. and U.S. Steel Corporation, and operated by Cliffs Mining Company; and Essar Steel Minnesota, LLC (“ESM”), owned by Essar Steel Holdings Ltd., a subsidiary of Essar Global Ltd., with a new taconite mining and steelmaking facility to be constructed by ESM over the next few years. Because the Trust’s revenues are primarily dependent upon a limited number of customers, any significant adverse event at any of the Trust’s primary lessees, or the loss of any of the Trust’s primary lessees, could materially adversely affect the Trust’s future financial results.

A decline in market demand for steel, and correspondingly taconite, could adversely affect the Trust’s financial results. However, other related and sometimes compensating factors include the Trust’s lessees’ operating levels, minimum royalties, ore body quality, metallurgical and geological characteristics, and location of Trust lands. Also sometimes affecting taconite production from Trust lands are extreme weather conditions and labor contracts at the mines. Though the Trust is not a party to the labor contracts, all pertinent labor contracts affecting production from Trust lands run through August 31, 2015. Additionally, over the past few years, the domestic steel and taconite industries have also been influenced by the global markets. As a result, future demand for domestic steel and taconite, which is now part of the global markets, is uncertain. While any cut in production by any of our lessees can adversely affect the Trust, continued receipt of minimum royalties do mitigate this effect, in part.

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

Respectfully submitted,

Joseph S. Micallef,	Roger W. Staehle, Trustee
President of the Trustees	Robert A. Stein, Trustee
and Chief Executive Officer	James E. Swearingen, Trustee

Thomas A. Janochoski,
Vice President & Secretary	Saint Paul, Minnesota
and Chief Financial Officer	February 22, 2013

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

The Trust’s management assessed the effectiveness of the Trust’s internal control over financial reporting as of December 31, 2012. In making this assessment, it used the criteria set forth in a report by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) titled Internal Control – Integrated Framework. Based on our assessment, we believe that, as of December 31, 2012, the Trust’s internal control over financial reporting is effective based on the COSO criteria.

The Trust’s Independent Registered Public Accounting Firm, Ernst & Young LLP, has issued an audit report on the Trust’s internal control over financial reporting. This report appears on pages 23 and 24.

Respectfully submitted,

Joseph S. Micallef,
   President of the Trustees
      and Chief Executive Officer

Thomas A. Janochoski,
   Vice President & Secretary
      and Chief Financial Officer

GREAT NORTHERN IRON ORE PROPERTIES

BALANCE SHEETS

ASSETS

	December 31
	2012	2011
Current Assets
Cash and cash equivalents	$643,431	$750,947
United States Treasury securities (Note 4)	8,427,807	5,108,307
Royalties receivable	4,070,111	7,912,289
Prepaid expenses	2,110	2,110
Total Current Assets	13,143,459	13,773,653

Noncurrent Assets
United States Treasury securities (Note 4)	4,295,457	4,759,072

Properties
Mineral and surface lands (Notes 4 and 5)	39,479,708	39,479,708
Accumulated depletion and amortization	(37,897,777)	(37,201,777)
	1,581,931	2,277,931

Building and equipment	334,538	316,816
Accumulated depreciation	(236,671)	(212,560)
	97,867	104,256
Total Properties	1,679,798	2,382,187
Total Assets	$19,118,714	$20,914,912

LIABILITIES AND BENEFICIARIES’ EQUITY

Current Liabilities
Accounts payable and accrued expenses	$104,256	$128,856
Distributions	7,875,000	8,625,000
Total Current Liabilities	7,979,256	8,753,856

Noncurrent Liabilities
Deferred compensation	229,100	209,600
Liability for pension benefits (Note 7)	1,511,694	1,642,113
Total Noncurrent Liabilities	1,740,794	1,851,713
Total Liabilities	9,720,050	10,605,569

Beneficiaries’ Equity
Certificate holders’ equity, represented by 1,500,000 certificates (shares or units) of beneficial interest authorized and outstanding, and the reversionary interest (Notes 2 and 6)	11,820,773	12,752,340
Accumulated other comprehensive loss (Note 7)	(2,422,109)	(2,442,997)
Total Beneficiaries’ Equity	9,398,664	10,309,343
Total Liabilities and Beneficiaries’ Equity	$19,118,714	$20,914,912

See accompanying notes.

GREAT NORTHERN IRON ORE PROPERTIES

STATEMENTS OF BENEFICIARIES’ EQUITY

	Certificate Holders’ Equity	Accumulated Other Comprehensive (Loss) Income	Total Beneficiaries’ Equity
Balance at January 1, 2010	$13,110,687	$(2,038,665)	$11,072,022

For year 2010:
Net income	17,468,842	—	17,468,842
Other comprehensive loss	—	(50,142)	(50,142)
Distributions declared ($12.25 per share)	(18,375,000)	—	(18,375,000)

Balance at December 31, 2010	12,204,529	(2,088,807)	10,115,722

For year 2011:
Net income	23,047,811	—	23,047,811
Other comprehensive loss	—	(354,190)	(354,190)
Distributions declared ($15.00 per share)	(22,500,000)	—	(22,500,000)

Balance at December 31, 2011	12,752,340	(2,442,997)	10,309,343

For year 2012:
Net income	20,068,433	—	20,068,433
Other comprehensive income	—	20,888	20,888
Distributions declared ($14.00 per share)	(21,000,000)	—	(21,000,000)

Balance at December 31, 2012	$11,820,773	$(2,422,109)	$9,398,664

See accompanying notes.

GREAT NORTHERN IRON ORE PROPERTIES

STATEMENTS OF INCOME

	Year Ended December 31
	2012	2011	2010
Revenues
Royalties	$24,020,334	$26,614,880	$20,633,285
Interest earned	36,750	48,230	74,734
Rent and other income	98,968	75,429	157,787
Total Revenues	24,156,052	26,738,539	20,865,806

Expenses
Royalty costs	4,623	4,623	4,623
Real estate and payroll taxes	167,249	190,042	169,792
Inspection and care of properties	629,108	596,476	590,463
Administrative and general	2,554,260	2,280,596	2,018,365
Depreciation and amortization	732,379	618,991	613,721
Total Expenses	4,087,619	3,690,728	3,396,964
Net Income	$20,068,433	$23,047,811	$17,468,842

Weighted-average Shares Outstanding	1,500,000	1,500,000	1,500,000

Basic and Diluted Earnings per Share	$13.38	$15.37	$11.65

See accompanying notes.

GREAT NORTHERN IRON ORE PROPERTIES

STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31
	2012	2011	2010
Net Income	$20,068,433	$23,047,811	$17,468,842
Other Comprehensive Income (Loss):
Defined benefit pension plan (Note 7):
Net loss arising during period	(488,972)	(678,007)	(285,325)
Amortization of prior service cost included in net periodic pension cost	17,469	17,469	17,469
Amortization of net loss included in net periodic pension cost	492,391	306,348	217,714
Total Other Comprehensive Income (Loss)	20,888	(354,190)	(50,142)
Total Comprehensive Income	$20,089,321	$22,693,621	$17,418,700

See accompanying notes.

GREAT NORTHERN IRON ORE PROPERTIES

STATEMENTS OF CASH FLOWS

	Year Ended December 31
	2012	2011	2010
Operating Activities
Cash received from royalties and rents	$27,961,480	$24,466,594	$18,325,585
Cash paid to suppliers and employees	(3,469,871)	(3,085,319)	(2,916,890)
Interest received	55,865	20,047	74,076
Net Cash Provided by Operating Activities	24,547,474	21,401,322	15,482,771

Investing Activities
United States Treasury securities purchased	(10,550,000)	(8,200,000)	(3,575,000)
United States Treasury securities matured	7,675,000	6,400,000	4,525,000
Expenditures for building and equipment	(29,990)	(18,685)	(38,695)
Net Cash (Used in) Provided by Investing Activities	(2,904,990)	(1,818,685)	911,305

Financing Activities
Distributions paid	(21,750,000)	(19,500,000)	(16,650,000)
Net Cash Used in Financing Activities	(21,750,000)	(19,500,000)	(16,650,000)
Net (Decrease) Increase in Cash and Cash Equivalents	(107,516)	82,637	(255,924)
Cash and Cash Equivalents at Beginning of Year	750,947	668,310	924,234
Cash and Cash Equivalents at End of Year	$643,431	$750,947	$668,310

Reconciliation of Net Income to Net Cash Provided by Operating Activities
Net income	$20,068,433	$23,047,811	$17,468,842
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	732,379	618,991	613,721
Net periodic pension cost (Note 7)	690,387	489,733	413,292
Pension contribution (Note 7)	(799,918)	(551,124)	(577,839)
Net decrease (increase) in assets:
Accrued interest	19,115	(28,183)	(658)
Royalties receivable	3,842,178	(1,871,065)	(2,465,487)
Prepaid expenses	—	2,409	—
Mineral and surface lands	—	(352,650)	—
Net (decrease) increase in liabilities:
Accounts payable and accrued expenses	(24,600)	17,300	(600)
Deferred compensation	19,500	28,100	31,500
Net Cash Provided by Operating Activities	$24,547,474	$21,401,322	$15,482,771

See accompanying notes.

GREAT NORTHERN IRON ORE PROPERTIES

NOTES TO FINANCIAL STATEMENTS
December 31, 2012

NOTE 1 – Business And Nature of Operations

Great Northern Iron Ore Properties (the “Trust”) is presently involved solely with the leasing and maintenance of mineral and nonmineral lands owned by the Trust on the Mesabi Iron Range in northeastern Minnesota. The Trust is a conventional nonvoting trust organized under the laws of the State of Michigan pursuant to a Trust Agreement dated December 7, 1906. Because the Trust properties and offices are all located in Minnesota, the Trust and matters affecting the Trust are under the jurisdiction of the Ramsey County District Court (the “Court”) in Saint Paul, Minnesota. Royalties are derived from taconite production and minimums. Royalties (which are not in direct ratio to tonnage shipped) from two significant operating lessees were approximately as follows: 2012 — $11,469,000 and $10,625,000; 2011 — $13,685,000 and $11,334,000; and 2010 — $10,073,000 and $9,167,000.

NOTE 2 – Trust Termination

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

The exact final distribution, though not determinable at this time, will generally consist of the sum of the Trust’s net monies (essentially, total assets less liabilities and properties) and the balance in the Principal Charges account, less any and all expenses and obligations of the Trust upon termination. To offer a hypothetical example, without factoring in any expenses and obligations of the Trust upon its termination, and using the financial statement values as of December 31, 2012, the net monies were approximately $7,719,000 and the Principal Charges account balance was approximately $4,871,000, resulting in a final distribution payable of approximately $12,590,000, or about $8.39 per share. After payment of this final distribution, the certificates of beneficial interest (shares) would be cancelled and have no further value. It is important to note, however, that the actual net monies on hand and the Principal Charges account balance will most likely fluctuate during the ensuing years and will not be “final” until after the termination and wind-down of the Trust. The Trust offers this example to further inform investors about the conceptual nature of the final distribution and does not imply or guarantee a specific known final distribution amount.

NOTE 3 – Legal Proceedings

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

Section 646 of the Tax Reform Act of 1986, as amended, provided a special elective provision under which the Trust was allowed to convert from taxation as a corporation to that of a grantor trust. Pursuant to an Order of the Ramsey County District Court, the Trustees filed the Section 646 election with the Internal Revenue Service on December 30, 1988. As of January 1, 1989, the Trust was no longer subject to federal and Minnesota corporate income taxes. For years 1989 and thereafter, certificate holders are taxed on their allocable share of the Trust’s income whether or not the income is distributed. For certificate holder tax purposes, the Trust’s income is determined on an annual basis, one-fourth then being allocated to each quarterly record date.

By a letter dated April 27, 2012, certificate holders of record as of December 30, 2011 (the last business day of the year), and the reversioner were notified of a hearing on May 22, 2012, in Ramsey County District Court, Saint Paul, Minnesota, for the purpose of settling and allowing the Trust accounts for the year 2011, and also for the purpose of considering requested fee increases in the compensation of the Trustees. By Court Order signed and dated May 22, 2012, the 2011 accounts were settled and allowed in all respects. In addition, the Court granted the requested fee increases of $20,000 per year to the President of the Trustees’ base salary and $20,000 per year to the potential bonus of the President, an increase of $10,000 per year to each of the other Trustees, and an additional amount of $5,000 per year to the Trustee serving in the role of Audit Committee Chair, all effective January 1, 2012. By previous Orders, the Court settled and allowed the accounts of the Trustees for preceding years of the Trust.

NOTE 4 – Significant Accounting Policies

Cash and Cash Equivalents:  The Trust considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Securities:  United States Treasury securities are classified as held-to-maturity securities and are carried at cost, adjusted for accrued interest and amortization of premium or discount. The aggregate fair values listed in the table below are based on quoted prices in active markets for identical assets (Level 1). Securities recognized as noncurrent assets will mature in 2014. Following is a summary of the securities as of December 31:

	Current		Noncurrent
	2012	2011	2012	2011
Aggregate fair value	$8,416,447	$5,094,703	$4,282,664	$4,755,809
Gross unrealized holding gains	(3,707)	(4,929)	(698)	(12,995)
Gross unrealized holding losses	—	857	1,405	1,192
Amortized cost basis	8,412,740	5,090,631	4,283,371	4,744,006
Accrued interest	15,067	17,676	12,086	15,066
Amounts shown on balance sheets	$8,427,807	$5,108,307	$4,295,457	$4,759,072

Mineral and Surface Lands: Mineral and surface lands are carried at amounts that represent, principally, either costs at acquisition or values on March 1, 1913, net of accumulated amortization. The value of the merchantable ore deposits was established on March 1, 1913, for federal income tax purposes. No value has been estimated or recorded for taconite deposits held on March 1, 1913, since they were not then thought to be merchantable; however, they presently represent all the mining activity on the Trust’s properties. Mineral lands are being amortized on the straight-line method over the remaining term of the Trust. The straight-line method of amortization bears close resemblance to the units-of-production method over the remaining term of the Trust and, accordingly, is deemed a reasonable, systematic and rational method to associate expense with the revenues generated from taconite mining. Mineral land amortization amounted to $295,200, $294,000 and $294,000 for the years 2012, 2011 and 2010, respectively. Nonmineral lands are also included in this category; however, they represent negligible amounts.

In addition, surface lands are acquired from time to time to facilitate mining operations (see Note 5). These surface lands are being amortized on a straight-line basis over the remaining term of the Trust based on the values as of the beginning of each fiscal year. Surface lands remaining to be amortized amounted to $1,301,885, $1,242,035 and $1,533,635 as of January 1, 2012, 2011 and 2010, respectively. Surface land amortization amounted to $400,800, $292,800 and $291,600 for the years 2012, 2011 and 2010, respectively.

NOTE 4 – Significant Accounting Policies (continued)

Royalties:  Royalties from mineral leases (with cancellation terms varying from six months to one year) are taken into income as earned. Earned royalties are based on the taconite tonnage extracted (also referred to as produced or shipped) from the Trust’s lands applied to a royalty rate as defined in the various specific and confidential operating agreements (also referred to as leases). Minimum royalties, if required, are current year’s rental or minimum royalty income from the lessees to the Trust for holding the leasehold interest. Certain leases provide the steel and mining companies the ability to offset royalties, over the minimum royalty requirements, due on future taconite production, if any and when mined, against unabsorbed minimum royalties paid in prior periods. Accumulated minimum royalties from mineral leases in excess of tons extracted to date amounted to $9,279,941 and $7,465,119 as of December 31, 2012 and 2011, respectively.

Use of Estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Earnings per Share:  Earnings per share are determined by dividing net income for the period by the number of weighted-average shares of beneficial interest outstanding. Basic and diluted weighted-average shares outstanding were 1,500,000 as of December 31, 2012, 2011 and 2010.

NOTE 5 – Land Acquisition

A mining agreement dated January 1, 1959, with U.S. Steel Corporation provides that one-half of annual earned royalties, after satisfaction of minimum royalty payments, shall be applied, in lieu of royalty payments, to reimburse the lessee for a portion of its cost of acquisition of surface lands overlying the leased mineral deposits, which surface lands are then conveyed to the Trustees (see Note 4). The costs of surface lands acquired to facilitate the mining operations amounted to $0, $352,650 and $0 for the years 2012, 2011 and 2010, respectively. There are surface lands yet to be purchased, the costs of which are yet unknown and will not be known until the actual purchases are made.

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

NOTE 6 – Principal Charges Account (continued)

Following is an analysis of this account as of December 31:

	2012	2011
Attorneys’ fees and expenses	$1,024,834	$1,024,834
Costs of surface lands	6,606,815	6,606,815
Cumulative shipment credits	(2,388,760)	(2,297,652)
Cumulative asset disposition credits	(372,124)	(372,124)
Principal Charges account balance	$4,870,765	$4,961,873

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

A summary of the components of net periodic pension cost and other amounts recognized in other comprehensive income for the years 2012, 2011 and 2010 is as follows:

Net Periodic Pension Cost	2012	2011	2010
Service cost	$306,799	$279,647	$246,423
Interest cost	322,198	319,860	318,669
Expected return on assets	(448,470)	(433,591)	(386,983)
Amortization of net loss	492,391	306,348	217,714
Amortization of prior service cost	17,469	17,469	17,469
Net periodic pension cost	690,387	489,733	413,292

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income
Net loss arising during the period	488,972	678,007	285,325
Amortization of net loss included in net periodic pension cost	(492,391)	(306,348)	(217,714)
Amortization of prior service cost included in net periodic pension cost	(17,469)	(17,469)	(17,469)
Total (gain) loss recognized in other comprehensive income	(20,888)	354,190	50,142
Total recognized in net periodic pension cost and other comprehensive income	$669,499	$843,923	$463,434

NOTE 7 – Pension Plan (continued)

Weighted-average assumptions used in the measurement of the benefit obligation and the net periodic pension cost for the years 2012 and 2011 are as follows:

	2012	2011
Discount rate for benefit obligation	3.50%	4.15%
Discount rate for net periodic pension cost	4.15%	4.55%
Rate of compensation increase	3.50%	3.50%
Expected long-term return on plan assets	7.00%	7.00%

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

The following table sets forth the change in projected benefit obligation:

	2012	2011
Projected benefit obligation at beginning of year	$7,903,211	$7,169,552
Service cost	306,799	279,647
Interest cost	322,198	319,860
Actuarial loss	692,835	419,487
Benefit payments	(282,882)	(285,335)
Projected benefit obligation at end of year	$8,942,161	$7,903,211

The following table sets forth the change in the fair value of plan assets:

	2012	2011
Fair value of plan assets at beginning of year	$6,261,098	$5,820,238
Contributions by the Trust	799,918	551,124
Actual return on plan assets	652,333	175,071
Benefit payments	(282,882)	(285,335)
Fair value of plan assets at end of year	$7,430,467	$6,261,098

The following table sets forth the plan’s funded status and amounts recognized in the balance sheets shown as Liability for pension benefits as of December 31:

	2012	2011
Accumulated benefit obligation at end of year	$6,830,628	$6,012,647
Effect of future compensation increases	2,111,533	1,890,564
Projected benefit obligation at end of year	8,942,161	7,903,211
Fair value of plan assets at end of year	7,430,467	6,261,098
Unfunded status at end of year	$1,511,694	$1,642,113

NOTE 7 – Pension Plan (continued)

The following table sets forth the amounts recognized in Accumulated other comprehensive loss as of December 31:

	2012	2011
Net loss	$2,387,173	$2,390,592
Prior service cost	34,936	52,405
Accumulated other comprehensive loss	$2,422,109	$2,442,997

The net loss and prior service cost amounts that will be amortized from Accumulated other comprehensive loss into net periodic pension cost in 2013 are estimated to be $663,536 and $17,469, respectively.

The following table sets forth the estimated future benefit payments from the plan:

Period	Amount
2013	$276,771
2014	262,571
2015	815,329
2016	806,266
2017	784,616
2018 - 2022	3,510,770

The 2013 contribution to the plan is estimated to approximate $800,000, representing the maximum contribution that is recommended pursuant to the Trust’s annual actuarial valuation. However, the actual 2013 contribution will not be determined and finalized until after the completion of the plan’s annual actuarial valuation, which is performed as of the plan’s fiscal year-end, March 31.

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

The following table sets forth the plan’s weighted-average asset allocations by category as of December 31:

	2012		2011
	Fair Value	%	Fair Value	%
Equity securities	$3,675,700	49%	$3,054,602	49%
Debt securities – corporate issues	2,552,642	34	1,864,195	30
Debt securities – U.S. government issues	996,873	14	1,044,798	16
Cash (money market, accrued income)	205,252	3	297,503	5
Total	$7,430,467	100%	$6,261,098	100%

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

NOTE 9 – Lease Commitments

The Trust leases office facilities in Saint Paul, Minnesota. These leases include one-hundred-eighty-day cancellation clauses, contain various renewal options and exclude any contingent rental provisions. Rental expense for these operating leases amounted to $62,056, $61,823 and $61,823 for the years 2012, 2011 and 2010, respectively.

NOTE 10 – Quarterly Results of Operations (Unaudited)

The following is a summary of quarterly results of operations (unaudited) for the years ended December 31, 2012 and 2011 (in thousands of dollars, except per share amounts):

	Quarter Ended
	March 31	June 30	Sept. 30	Dec. 31
2012
Royalties	$7,000	$7,306	$5,178	$4,536
Interest and other income	31	23	45	37
Total revenues	7,031	7,329	5,223	4,573
Expenses	1,062	1,050	956	1,020
Net income	$5,969	$6,279	$4,267	$3,553
Earnings per share	$3.98	$4.19	$2.84	$2.37

2011
Royalties	$5,415	$6,543	$6,473	$8,184
Interest and other income	34	29	21	40
Total revenues	5,449	6,572	6,494	8,224
Expenses	954	919	838	980
Net income	$4,495	$5,653	$5,656	$7,244
Earnings per share	$3.00	$3.77	$3.77	$4.83

REPORT OF ERNST & YOUNG LLP,
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM,
ON AUDIT OF FINANCIAL STATEMENTS

The Trustees

Great Northern Iron Ore Properties

We have audited the accompanying balance sheets of Great Northern Iron Ore Properties (the Trust) as of December 31, 2012 and 2011, and the related statements of beneficiaries’ equity, income, comprehensive income and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Trust at December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Great Northern Iron Ore Properties’ internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 22, 2013, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Minneapolis, Minnesota

February 22, 2013

REPORT OF ERNST & YOUNG LLP,

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM,

ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Trustees

Great Northern Iron Ore Properties

We have audited Great Northern Iron Ore Properties’ (the Trust) internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Trust’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Trust’s internal control over financial reporting based on our audit.

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

In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2012 financial statements of Great Northern Iron Ore Properties, and our report dated February 22, 2013, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Minneapolis, Minnesota

February 22, 2013

GREAT NORTHERN IRON ORE PROPERTIES

SUMMARY OF SHIPMENTS

			Full Tons Shipped
No.	Mine	Ownership Interest	2012	2011	2010	Cumulative Total to January 1, 2013
1.	Mahoning	100%	74,680	1,160,513	2,153,212	165,593,586
2.	Ontario 100%	100%	2,410,684	1,843,977	701,329	18,585,574
3.	Ontario 50%	50%	725,892	421,292	276,781	27,342,652
4.	L&W/Leetonia	50%/~51%	—	61,394	13,574	10,664,002
5.	Carmi-Enterprise	100%	638,284	349,676	747,421	83,474,891
6.	Russell Annex	50%	273,318	31,900	189	3,862,464
7.	Minntac	100%	3,237,598	4,051,571	3,408,528	84,895,363
			7,360,456	7,920,323	7,301,034	394,418,532
	Shipments from inactive mines and those exhausted, surrendered or sold prior to this year		—	—	—	306,025,604
	Total		7,360,456	7,920,323	7,301,034	700,444,136

No.	Operating Interest
1-4	Cliffs Mining Company – Hibbing Taconite Company
5-6	U.S. Steel Corporation – Keetac
7	U.S. Steel Corporation – Minntac

NOTES

GREAT NORTHERN IRON ORE PROPERTIES

W-1290 FIRST NATIONAL BANK BUILDING

332 MINNESOTA STREET

SAINT PAUL, MINNESOTA 55101-1361

FIRST CLASS MAIL