Form 10-K, Exhibit 13
period 2013-12-31
GREAT NORTHERN IRON ORE PROPERTIES
filed 2014-02-20
CIK 43410

Exhibit 13

GREAT NORTHERN IRON
ORE PROPERTIES

ONE HUNDRED SEVENTH
ANNUAL REPORT OF THE TRUSTEES
TO CERTIFICATE HOLDERS

FOR
YEAR ENDED DECEMBER 31, 2013

FOR INFORMATION ABOUT THE TERMINATION OF THE TRUST IN THE YEAR 2015, PLEASE REFER TO PAGES 3, 4 & 8 OF THIS ANNUAL REPORT.

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
AND REGISTRAR

Wells Fargo Bank, N.A.
P.O. Box 64854
Saint Paul, Minnesota 55164-0854

Toll-free: (800) 468-9716

MESABI IRON RANGE OFFICE

801 East Howard Street
Hibbing, Minnesota 55746-0429

(218) 262-3886
Fax (218) 262-4295

GREAT NORTHERN IRON ORE PROPERTIES

SUMMARY OF OPERATIONS

	Year Ended December 31

	2013		2012		2011		2010		2009
Shipments from our mines (pellet tons)	6,456,047		7,360,456		7,920,323		7,301,034		5,833,828
Royalties	$18,842,746		$24,020,334		$26,614,880		$20,633,285		$14,565,946
Expenses	$4,160,675		$4,087,619		$3,690,728		$3,396,964		$3,378,439
Net income	$14,790,714		$20,068,433		$23,047,811		$17,468,842		$11,448,504
Total assets	$15,061,232		$19,118,714		$20,914,912		$17,383,092		$16,697,897
Prepaid pension costs (Liability for pension benefits) (see Note 7 to the Financial Statements)	$587,159		$(1,511,694)		$(1,642,113)		$(1,349,314)		$(1,463,719)
Average shares outstanding	1,500,000		1,500,000		1,500,000		1,500,000		1,500,000
Earnings per share, based on weighted-average shares outstanding during the year	$9.86		$13.38		$15.37		$11.65		$7.63
Distributions declared per share	$10.00	(1)	$14.00	(2)	$15.00	(3)	$12.25	(4)	$8.00	(5)

(1)	$2.25 paid 4/30/2013; $2.50 paid 7/31/2013; $2.60 paid 10/31/2013; $2.65 paid 1/31/2014
(2)	$2.25 paid 4/30/2012; $3.00 paid 7/31/2012; $3.50 paid 10/31/2012; $5.25 paid 1/31/2013
(3)	$2.25 paid 4/29/2011; $3.00 paid 7/29/2011; $4.00 paid 10/31/2011; $5.75 paid 1/31/2012
(4)	$2.00 paid 4/30/2010; $2.75 paid 7/30/2010; $3.75 paid 10/29/2010; $3.75 paid 1/31/2011
(5)	$1.80 paid 4/30/2009; $1.80 paid 7/31/2009; $1.80 paid 10/30/2009; $2.60 paid 1/29/2010

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

During 2013, the major source of income to the Trust was royalty income derived from taconite production and minimum royalties. Certain leases provide the steel and mining companies the ability to offset royalties, over the minimum royalty requirements, due on future taconite production, if any and when mined, against unabsorbed minimum royalties paid in prior periods. A “Summary of Shipments” is tabulated on the last page of this report.

The terms of the Great Northern Iron Ore Properties Trust Agreement, created December 7, 1906, state that the Trust shall continue for twenty years after the death of the last survivor of eighteen persons named in the Trust Agreement. The last survivor of these eighteen persons died on April 6, 1995. Accordingly, the Trust terminates twenty years from April 6, 1995, that being April 6, 2015.

Upon the termination date of the Trust on April 6, 2015, the certificates of beneficial interest (shares) in the Trust will cease to trade on the New York Stock Exchange and thereafter will represent only the right to receive certain distributions payable to the certificate holders of record at the time of the termination of the Trust. Upon Trust termination and after the wind-down process is completed, the Trust is obligated to distribute ratably to these certificate holders the net monies remaining in the hands of the Trustees (after paying and providing for all expenses and obligations incurred through the Trust’s termination and wind-down process), plus the balance in the Principal Charges account (see Note 6 to the Financial Statements), all of which are subject to the final accounting and approval of the Ramsey County District Court. All other Trust property (most notably the Trust’s mineral properties and the active leases) must be conveyed and transferred to the reversioner (currently Glacier Park Company, a wholly owned subsidiary of ConocoPhillips Company), without further payment or remuneration to the certificate holders, under the terms of the Trust Agreement. The wind-down process of the Trust is anticipated to extend into the calendar year following its termination date in order to complete the various year-end audits, court and regulatory filings, tax returns, conveyances of non-cash properties to the reversioner, etc., relative thereto. Subject to the guidance and approval of the Ramsey County District Court and assuming the wind-down process with the reversioner proceeds efficiently and that no other complications arise during this time period, we anticipate the wind-down process, final distribution and dissolution of the Trust will be completed by the end of 2016.

The exact final distribution, though not determinable at this time, will generally consist of the sum of the Trust’s net monies (essentially, total assets less liabilities and less properties) and the balance in the Principal Charges account, less any and all expenses and obligations incurred through the Trust’s termination and wind-down process. To offer a hypothetical example, without factoring in any expenses and obligations incurred through the Trust’s termination and wind-down process, and using the financial statement values as of December 31, 2013, the net monies were approximately $9,790,000 and the Principal Charges account balance was approximately $4,789,000, resulting in a final distribution payable of approximately $14,579,000, or about $9.72 per share. Upon the termination of the Trust, the certificates of beneficial interest (shares) would be cancelled and have no further value with the exception of the final distribution. It is important to note, however, that the actual net monies on hand and the Principal Charges account balance will most likely fluctuate during the ensuing years and will not be “final” until after the termination and wind-down process of the Trust is completed. The Trust offers this example to further inform investors about the conceptual nature of the final distribution and does not imply or guarantee a specific known final distribution amount.

The Trust is primarily involved with the leasing and care of its properties. The management of the Trust is vested in the Trustees. The Trustees have no duty to sell property unless required to do so to serve both the term beneficiaries and the reversionary beneficiary impartially; and, if the need arises, the Trustees may petition the Court for further instructions defining what is required in a particular case to balance the interests of the certificate holders and reversioner. The major source of income to the Trust is earned royalties derived from taconite production from the Trust’s properties by the Trust’s lessees (customers) and minimum royalties, pursuant to mineral leases. “Earned royalties” are based on the taconite tonnage mined (also referred to as produced or shipped) from the Trust’s lands applied to a royalty rate as defined in the various specific and confidential operating agreements (also referred to as leases) with the Trust’s lessees. Certain leases have “minimum royalty” provisions that require the lessee to remit to the Trust current year rental or minimum royalty income for holding the leasehold interest. The leases are generally very long-term in nature and, while they periodically are amended at the request of a lessee, the Trust is bound by the lease provisions throughout the term of the lease.

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

The Trustees provided annual income tax information in January 2014 to registered certificate holders of record with holdings on any of the four quarterly record dates during 2013. This information included the following:

•

Substitute Form 1099-MISC — This form reported the registered certificate holder’s 2013 allocable share of income from the Trust, distributions declared and any taxes withheld. (Foreign registered certificate holders received a Form 1042-S.)

•	Trust Supplemental Statement — This statement reported the number of units (shares) held by the registered certificate holder on any of the four quarterly record dates in 2013.

•	Tax Return Guide — This guide instructed the certificate holders as to the preparation of their income tax returns with respect to income allocated from the Trust and various deductions allowable.

Shares of beneficial interest in the Trust are traded on the New York Stock Exchange under the ticker symbol “GNI” (CUSIP No. 391064102). There were 811 registered certificate holder of record accounts on December 31, 2013. The high and low sales prices for the quarterly periods commencing January 1, 2012, through December 31, 2013, inclusive, were as follows:

	2013		2012
Quarter	High	Low	High	Low
First	$82.00	$66.20	$125.98	$92.35
Second	74.01	61.50	100.85	58.90
Third	76.74	67.00	89.99	61.11
Fourth	75.49	67.41	82.50	65.24

Results of Operations: Royalties for 2013 were less than those of 2012 by approximately $5.2 million primarily due to decreased taconite mining on our lands, which accounted for approximately $2.7 million of this total change, and a lower overall average earned royalty rate caused by lower producer price indices that impact our royalty rates, which accounted for approximately $2.7 million of this total change, offset in part by increased tailings revenues, which accounted for approximately $0.2 million of this total change. Expenses for 2013 were greater than those of 2012 by approximately $0.1 million primarily due to higher pension expense pertaining to the defined benefit pension plan. Net income for 2013 was less than that of 2012 by approximately $5.3 million primarily due to Royalties (as explained above). The Liability for pension benefits as of December 31, 2013, was eliminated and replaced with Prepaid pension costs, which was a total change from that as of December 31, 2012, of approximately $2.1 million primarily due to the pension contribution made to the plan, an improved actual return achieved during the year within the pension plan portfolio and a higher discount rate applied. Please refer to Note 7 to the Financial Statements for additional pension plan information.

Royalties for 2012 were less than those of 2011 by approximately $2.6 million primarily due to decreased taconite mining on our lands, which accounted for approximately $1.7 million of this total change, and a lower overall average earned royalty rate caused by a higher ratio of mining from our partial fee interest lands versus our full fee interest lands, which accounted for approximately $0.6 million of this total change. Expenses for 2012 were greater than those of 2011 by approximately $0.4 million primarily due to higher pension expense pertaining to the defined benefit pension plan, which accounted for approximately $0.2 million of this total change, and additional amortization of surface lands associated with mining, which accounted for approximately $0.1 million of this total change. Net income for 2012 was less than that of 2011 by approximately $3.0 million primarily due to Royalties (as explained above). The Liability for pension benefits as of December 31, 2012, was less than that as of December 31, 2011, by approximately $0.1 million primarily due to an improved actual return achieved during the year within the pension plan portfolio. Please refer to Note 7 to the Financial Statements for additional pension plan information.

Distributions are mainly a function of Net income (as explained above) and will fluctuate based on income earned, which is primarily dependent on Royalties (as explained above) received from taconite mining on our lands under the control of the mining companies (lessees).

The Trustees declared four quarterly distributions in 2013 totaling $10.00 per share. The first, in the amount of $2.25 per share, was paid on April 30, 2013, to certificate holders of record on March 28, 2013; the second, in the amount of $2.50 per share, was paid on July 31, 2013, to certificate holders of record on June 28, 2013; the third, in the amount of $2.60 per share, was paid on October 31, 2013, to certificate holders of record on September 30, 2013; and the fourth, in the amount of $2.65 per share, was paid on January 31, 2014, to certificate holders of record on December 31, 2013.

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

The Trustees will continue quarterly distributions until the termination date of the Trust and set the record date as of the last business day of each quarter. The next distribution will be paid April 30, 2014, to certificate holders of record on March 31, 2014. The final quarterly distribution to certificate holders representing the last full quarter of business prior to the termination date of the Trust will be for the quarter ending March 31, 2015.

Liquidity: In the interest of preservation of principal of Court-approved reserves and guided by the restrictive provisions of Section 646 of the Tax Reform Act of 1986, as amended, monies are invested primarily in United States Treasury securities with maturity dates not to exceed three years and, along with cash flows from operations, are deemed adequate to meet currently foreseeable liquidity needs. The following is a table of the Trust’s contractual obligations as of December 31, 2013:

	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Deferred compensation	$244,300	$—	$244,300	$—	$—
St. Paul office leases (see Note 9 to the Financial Statements)	31,420	31,420	—	—	—

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

The Trust’s lessees (customers) primarily include Minntac (“Minntac”) and Keetac (“Keetac”), both owned and operated by U.S. Steel Corporation; Hibbing Taconite Company (“Hibtac”), owned by ArcelorMittal, Cliffs Natural Resources Inc. and U.S. Steel Corporation, and operated by Cliffs Mining Company; and Essar Steel Minnesota, LLC (“ESM”), owned by Essar Steel Holdings Ltd., a subsidiary of Essar Global Ltd., which includes a new taconite mining plant (and a future steelmaking facility) currently being constructed by ESM with a projected startup date in late 2014 or early 2015. Because the Trust’s revenues are primarily dependent upon a limited number of customers, any significant adverse event at any of the Trust’s primary lessees, or the loss of any of the Trust’s primary lessees, could materially adversely affect the Trust’s future financial results.

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

Royalty rates can fluctuate due to the escalation and de-escalation of producer price indices as a result of provisions present in many of the Trust’s leases. To the extent these indices decline (the “All Commodities” or the “Iron and Steel” subgroup), royalty rates, and correspondingly royalty income, could be adversely affected. Conversely, higher producer price indices may increase royalty rates and royalty income.

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

As previously reported, the termination date of the Trust is April 6, 2015. Accordingly, acknowledging the downward movement of the share price of certificates of beneficial interest in early 2014, we remind certificate holders that there will be remaining only four regular quarterly distributions declared in the year 2014 and one regular quarterly distribution declared in the year 2015. While there will be some income allocated to the second quarter of 2015 (representing six days of business), it is expected that this amount will be nominal and will likely be included with the final distribution to certificate holders, which final distribution will occur upon the completion of the wind-down process of the Trust and upon approval of the Trust’s final accounting by the Judge of the Ramsey County District Court. As described earlier in this report, upon termination of the Trust on April 6, 2015, the certificates of beneficial interest (shares) will be cancelled and have no further value other than the final distribution.

Respectfully submitted,

Joseph S. Micallef,	Roger W. Staehle, Trustee
President of the Trustees	Robert A. Stein, Trustee
and Chief Executive Officer	James E. Swearingen, Trustee

Thomas A. Janochoski,
Vice President & Secretary	Saint Paul, Minnesota
and Chief Financial Officer	February 20, 2014

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

The Trust’s management assessed the effectiveness of the Trust’s internal control over financial reporting as of December 31, 2013. In making this assessment, it used the criteria set forth in a report by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) titled Internal Control – Integrated Framework (1992 framework). Based on our assessment, we believe that, as of December 31, 2013, the Trust’s internal control over financial reporting is effective based on the COSO criteria.

The Trust’s Independent Registered Public Accounting Firm, Ernst & Young LLP, has issued an audit report on the Trust’s internal control over financial reporting. This report appears on pages 26 and 27.

Respectfully submitted,

Joseph S. Micallef,
President of the Trustees
and Chief Executive Officer

Thomas A. Janochoski,
Vice President & Secretary
and Chief Financial Officer

GREAT NORTHERN IRON ORE PROPERTIES

BALANCE SHEETS

ASSETS

	December 31
	2013	2012
CURRENT ASSETS
Cash and cash equivalents	$712,197	$643,431
United States Treasury securities (Note 4)	5,468,675	8,427,807
Royalties receivable	4,448,907	4,070,111
Prepaid expenses	2,110	2,110
TOTAL CURRENT ASSETS	10,631,889	13,143,459
NONCURRENT ASSETS
United States Treasury securities (Note 4)	2,883,251	4,295,457
Prepaid pension costs (Note 7)	587,159	—
	3,470,410	4,295,457
PROPERTIES
Mineral and surface lands (Notes 4 and 5)	39,479,708	39,479,708
Accumulated depletion and amortization	(38,592,577)	(37,897,777)
	887,131	1,581,931
Building and equipment	335,767	334,538
Accumulated depreciation	(263,965)	(236,671)
	71,802	97,867
TOTAL PROPERTIES	958,933	1,679,798
TOTAL ASSETS	$15,061,232	$19,118,714

LIABILITIES AND BENEFICIARIES’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses	$92,356	$104,256
Distributions	3,975,000	7,875,000
TOTAL CURRENT LIABILITIES	4,067,356	7,979,256
NONCURRENT LIABILITIES
Deferred compensation	244,300	229,100
Liability for pension benefits (Note 7)	—	1,511,694
TOTAL NONCURRENT LIABILITIES	244,300	1,740,794
TOTAL LIABILITIES	4,311,656	9,720,050
BENEFICIARIES’ EQUITY
Certificate holders’ equity, represented by 1,500,000 certificates (shares or units) of beneficial interest authorized and outstanding, and the reversionary interest (Notes 2 and 6)	11,611,487	11,820,773
Accumulated other comprehensive loss (Notes 7 and 11)	(861,911)	(2,422,109)
TOTAL BENEFICIARIES’ EQUITY	10,749,576	9,398,664
TOTAL LIABILITIES AND BENEFICIARIES’ EQUITY	$15,061,232	$19,118,714

See accompanying notes.

GREAT NORTHERN IRON ORE PROPERTIES

STATEMENTS OF BENEFICIARIES’ EQUITY

	Certificate Holders’ Equity	Accumulated Other Comprehensive (Loss) Income	Total Beneficiaries’ Equity
BALANCE AT JANUARY 1, 2011	$12,204,529	$(2,088,807)	$10,115,722

For year 2011:
Net income	23,047,811	—	23,047,811
Other comprehensive loss	—	(354,190)	(354,190)
Distributions declared ($15.00 per share)	(22,500,000)	—	(22,500,000)

BALANCE AT DECEMBER 31, 2011	12,752,340	(2,442,997)	10,309,343

For year 2012:
Net income	20,068,433	—	20,068,433
Other comprehensive income	—	20,888	20,888
Distributions declared ($14.00 per share)	(21,000,000)	—	(21,000,000)

BALANCE AT DECEMBER 31, 2012	11,820,773	(2,422,109)	9,398,664

For year 2013:
Net income	14,790,714	—	14,790,714
Other comprehensive income	—	1,560,198	1,560,198
Distributions declared ($10.00 per share)	(15,000,000)	—	(15,000,000)

BALANCE AT DECEMBER 31, 2013	$11,611,487	$(861,911)	$10,749,576

See accompanying notes.

GREAT NORTHERN IRON ORE PROPERTIES

STATEMENTS OF INCOME

	Year Ended December 31
	2013	2012	2011
REVENUES
Royalties	$18,842,746	$24,020,334	$26,614,880
Interest earned	20,952	36,750	48,230
Rent and other income	87,691	98,968	75,429
TOTAL REVENUES	18,951,389	24,156,052	26,738,539

EXPENSES
Royalty costs	4,623	4,623	4,623
Real estate and payroll taxes	147,406	167,249	190,042
Inspection and care of properties	648,738	629,108	596,476
Administrative and general	2,615,837	2,554,260	2,280,596
Depreciation and amortization	744,071	732,379	618,991
TOTAL EXPENSES	4,160,675	4,087,619	3,690,728
NET INCOME	$14,790,714	$20,068,433	$23,047,811

WEIGHTED-AVERAGE SHARES OUTSTANDING	1,500,000	1,500,000	1,500,000

BASIC & DILUTED EARNINGS PER SHARE	$9.86	$13.38	$15.37

See accompanying notes.

GREAT NORTHERN IRON ORE PROPERTIES

STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31
	2013	2012	2011
NET INCOME	$14,790,714	$20,068,433	$23,047,811
OTHER COMPREHENSIVE INCOME (LOSS):
Defined benefit pension plan (Notes 7 and 11):
Net gain (loss) arising during period	879,193	(488,972)	(678,007)
Amortization of prior service cost included in net periodic pension cost	17,469	17,469	17,469
Amortization of net loss included in net periodic pension cost	663,536	492,391	306,348
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	1,560,198	20,888	(354,190)
TOTAL COMPREHENSIVE INCOME	$16,350,912	$20,089,321	$22,693,621

See accompanying notes.

GREAT NORTHERN IRON ORE PROPERTIES

STATEMENTS OF CASH FLOWS

	Year Ended December 31
	2013	2012	2011
OPERATING ACTIVITIES
Cash received from royalties and rents	$18,551,641	$27,961,480	$24,466,594
Cash paid to suppliers and employees	(3,951,959)	(3,469,871)	(3,085,319)
Interest received	67,290	55,865	20,047
NET CASH PROVIDED BY OPERATING ACTIVITIES	14,666,972	24,547,474	21,401,322

INVESTING ACTIVITIES
United States Treasury securities purchased	(5,275,000)	(10,550,000)	(8,200,000)
United States Treasury securities matured	9,600,000	7,675,000	6,400,000
Expenditures for building and equipment	(23,206)	(29,990)	(18,685)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	4,301,794	(2,904,990)	(1,818,685)

FINANCING ACTIVITIES
Distributions paid	(18,900,000)	(21,750,000)	(19,500,000)
NET CASH USED IN FINANCING ACTIVITIES	(18,900,000)	(21,750,000)	(19,500,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	68,766	(107,516)	82,637
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	643,431	750,947	668,310
CASH AND CASH EQUIVALENTS AT END OF YEAR	$712,197	$643,431	$750,947

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES
Net income	$14,790,714	$20,068,433	$23,047,811
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	744,071	732,379	618,991
Net periodic pension cost (Note 7)	776,646	690,387	489,733
Pension contribution (Note 7)	(1,315,301)	(799,918)	(551,124)
Net decrease (increase) in assets:
Accrued interest	46,338	19,115	(28,183)
Royalties receivable	(378,796)	3,842,178	(1,871,065)
Prepaid expenses	—	—	2,409
Mineral and surface lands	—	—	(352,650)
Net (decrease) increase in liabilities:
Accounts payable and accrued expenses	(11,900)	(24,600)	17,300
Deferred compensation	15,200	19,500	28,100
NET CASH PROVIDED BY OPERATING ACTIVITIES	$14,666,972	$24,547,474	$21,401,322

See accompanying notes.

GREAT NORTHERN IRON ORE PROPERTIES

NOTES TO FINANCIAL STATEMENTS
December 31, 2013

NOTE 1 – BUSINESS AND NATURE OF OPERATIONS

          Great Northern Iron Ore Properties (the “Trust”) is presently involved solely with the leasing and maintenance of mineral and nonmineral lands owned by the Trust on the Mesabi Iron Range in northeastern Minnesota. The Trust is a conventional nonvoting trust organized under the laws of the State of Michigan pursuant to a Trust Agreement dated December 7, 1906. Because the Trust properties and offices are all located in Minnesota, the Trust and matters affecting the Trust are under the jurisdiction of the Ramsey County District Court (the “Court”) in Saint Paul, Minnesota. Royalties are derived from taconite production and minimums. Royalties (which are not in direct ratio to tonnage shipped) from two significant operating lessees were approximately as follows: 2013 — $10,198,000 and $6,638,000; 2012 — $11,469,000 and $10,625,000; and 2011 — $13,685,000 and $11,334,000.

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

          Upon the termination date of the Trust on April 6, 2015, the certificates of beneficial interest (shares) in the Trust will cease to trade on the New York Stock Exchange and thereafter will represent only the right to receive certain distributions payable to the certificate holders of record at the time of the termination of the Trust. Upon Trust termination and after the wind-down process is completed, the Trust is obligated to distribute ratably to these certificate holders the net monies remaining in the hands of the Trustees (after paying and providing for all expenses and obligations incurred through the Trust’s termination and wind-down process), plus the balance in the Principal Charges account (see Note 6), all of which are subject to the final accounting and approval of the Ramsey County District Court. All other Trust property (most notably the Trust’s mineral properties and the active leases) must be conveyed and transferred to the reversioner (currently Glacier Park Company, a wholly owned subsidiary of ConocoPhillips Company), without further payment or remuneration to the certificate holders, under the terms of the Trust Agreement. The wind-down process of the Trust is anticipated to extend into the calendar year following its termination date in order to complete the various year-end audits, court and regulatory filings, tax returns, conveyances of non-cash properties to the reversioner, etc., relative thereto. Subject to the guidance and approval of the Ramsey County District Court and assuming the wind-down process with the reversioner proceeds efficiently and that no other complications arise during this time period, we anticipate the wind-down process, final distribution and dissolution of the Trust will be completed by the end of 2016.

NOTE 2 – TRUST TERMINATION (CONTINUED)

          The exact final distribution, though not determinable at this time, will generally consist of the sum of the Trust’s net monies (essentially, total assets less liabilities and less properties) and the balance in the Principal Charges account, less any and all expenses and obligations incurred through the Trust’s termination and wind-down process. To offer a hypothetical example, without factoring in any expenses and obligations incurred through the Trust’s termination and wind-down process, and using the financial statement values as of December 31, 2013, the net monies were approximately $9,790,000 and the Principal Charges account balance was approximately $4,789,000, resulting in a final distribution payable of approximately $14,579,000, or about $9.72 per share. Upon the termination of the Trust, the certificates of beneficial interest (shares) would be cancelled and have no further value with the exception of the final distribution. It is important to note, however, that the actual net monies on hand and the Principal Charges account balance will most likely fluctuate during the ensuing years and will not be “final” until after the termination and wind-down process of the Trust is completed. The Trust offers this example to further inform investors about the conceptual nature of the final distribution and does not imply or guarantee a specific known final distribution amount.

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

          By a letter dated April 1, 2013, certificate holders of record as of December 31, 2012, and the reversioner were notified of a hearing on May 8, 2013, in Ramsey County District Court, Saint Paul, Minnesota, for the purpose of settling and allowing the Trust accounts for the year 2012. By Court Order signed and dated May 8, 2013, the 2012 accounts were settled and allowed in all respects. By previous Orders, the Court settled and allowed the accounts of the Trustees for preceding years of the Trust.

NOTE 4 – SIGNIFICANT ACCOUNTING POLICIES

          Cash and Cash Equivalents: The Trust considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

          Securities: United States Treasury securities are classified as held-to-maturity securities and are carried at cost, adjusted for accrued interest and amortization of premium or discount. The aggregate fair values listed in the table below are based on quoted prices in active markets for identical assets (Level 1). Securities classified as noncurrent assets will mature in 2015. Following is a summary of the securities as of December 31:

	Current		Noncurrent
	2013	2012	2013	2012
Aggregate fair value	$5,457,842	$8,416,447	$2,880,219	$4,282,664
Gross unrealized holding gains	(1,279)	(3,707)	(442)	(698)
Gross unrealized holding losses	26	—	294	1,405
Amortized cost basis	5,456,589	8,412,740	2,880,071	4,283,371
Accrued interest	12,086	15,067	3,180	12,086
Amounts shown on balance sheets	$5,468,675	$8,427,807	$2,883,251	$4,295,457

          Mineral and Surface Lands: Mineral and surface lands are carried at amounts that represent, principally, either costs at acquisition or values on March 1, 1913, net of accumulated amortization. The value of the merchantable ore deposits was established on March 1, 1913, for federal income tax purposes. No value has been estimated or recorded for taconite deposits held on March 1, 1913, since they were not then thought to be merchantable; however, they presently represent all the mining activity on the Trust’s properties. Mineral lands are being amortized on the straight-line method over the remaining term of the Trust. The straight-line method of amortization bears close resemblance to the units-of-production method over the remaining term of the Trust and, accordingly, is deemed a reasonable, systematic and rational method to associate expense with the revenues generated from taconite mining. Mineral land amortization amounted to $294,000, $295,200 and $294,000 for the years 2013, 2012 and 2011, respectively. Nonmineral lands are also included in this category; however, they represent negligible amounts.

          In addition, surface lands are acquired from time to time to facilitate mining operations (see Note 5). These surface lands are being amortized on a straight-line basis over the remaining term of the Trust based on the values as of the beginning of each fiscal year. Surface lands remaining to be amortized amounted to $901,085, $1,301,885 and $1,242,035 as of January 1, 2013, 2012 and 2011, respectively. Surface land amortization amounted to $400,800, $400,800 and $292,800 for the years 2013, 2012 and 2011, respectively.

          Royalties: Royalties from mineral leases (with cancellation terms varying from six months to one year) are taken into income as earned. Earned royalties are based on the taconite tonnage extracted (also referred to as produced or shipped) from the Trust’s lands applied to a royalty rate as defined in the various specific and confidential operating agreements (also referred to as leases). Minimum royalties, if required, are current year’s rental or minimum royalty income from the lessees to the Trust for holding the leasehold interest. Certain leases provide the steel and mining companies the ability to offset royalties, over the minimum royalty requirements, due on future taconite production, if any and when

NOTE 4 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

mined, against unabsorbed minimum royalties paid in prior periods. Accumulated minimum royalties from mineral leases in excess of tons extracted to date amounted to $11,050,845 and $9,279,941 as of December 31, 2013 and 2012, respectively.

          Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

          Earnings per Share: Earnings per share are determined by dividing net income for the period by the number of weighted-average shares of beneficial interest outstanding. Basic and diluted weighted-average shares outstanding were 1,500,000 as of December 31, 2013, 2012 and 2011.

NOTE 5 – LAND ACQUISITION

          A mining agreement dated January 1, 1959, with U.S. Steel Corporation provides that one-half of annual earned royalties, after satisfaction of minimum royalty payments, shall be applied, in lieu of royalty payments, to reimburse the lessee for a portion of its cost of acquisition of surface lands overlying the leased mineral deposits, which surface lands are then conveyed to the Trustees (see Note 4). The costs of surface lands acquired to facilitate the mining operations amounted to $0, $0 and $352,650 for the years 2013, 2012 and 2011, respectively. There are surface lands yet to be purchased, the costs of which are yet unknown and will not be known until the actual purchases are made.

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

          Following is an analysis of this account for the years ended as of:

	2013	2012
Attorneys’ fees and expenses	$1,024,834	$1,024,834
Costs of surface lands	6,606,815	6,606,815
Cumulative shipment credits	(2,471,015)	(2,388,760)
Cumulative asset disposition credits	(372,124)	(372,124)
Principal Charges account balance	$4,788,510	$4,870,765

NOTE 6 – PRINCIPAL CHARGES ACCOUNT (CONTINUED)

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

          A summary of the components of net periodic pension cost and other amounts recognized in other comprehensive income is as follows:

Net Periodic Pension Cost	2013	2012	2011
Service cost	$325,693	$306,799	$279,647
Interest cost	307,871	322,198	319,860
Expected return on assets	(537,923)	(448,470)	(433,591)
Amortization of net loss	663,536	492,391	306,348
Amortization of prior service cost	17,469	17,469	17,469
Net periodic pension cost	776,646	690,387	489,733

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income
Net (gain) loss arising during the period	(879,193)	488,972	678,007
Amortization of net loss included in net periodic pension cost	(663,536)	(492,391)	(306,348)
Amortization of prior service cost included in net periodic pension cost	(17,469)	(17,469)	(17,469)
Total (gain) loss recognized in other comprehensive income	(1,560,198)	(20,888)	354,190
Total recognized in net periodic pension cost and other comprehensive income	$(783,552)	$669,499	$843,923

          A summary of the weighted-average assumptions used in the measurement of the benefit obligation and the net periodic pension cost is as follows:

	2013	2012
Discount rate for benefit obligation	4.25%	3.50%
Discount rate for net periodic pension cost	3.50%	4.15%
Rate of compensation increase	3.50%	3.50%
Expected long-term return on plan assets	2.30%	7.00%

          The determination of the discount rate is based on the Citigroup pension yield curve that approximates the expected cash flow payouts of the plan, coupled with a comparison to the Moody’s Long-term Corporate Aa Bond Yield. The determination of the rate of compensation increase is based on historical salary adjustment averages and the Trustees’ expectations of future increases. The determination of the expected long-term return on plan

NOTE 7 – PENSION PLAN (CONTINUED)

assets is based on a revised investment policy effective in 2013 that reduces exposure to equities given the termination of the Trust on April 6, 2015.

          A summary of the changes in projected benefit obligation is as follows:

	2013	2012
Projected benefit obligation at beginning of year	$8,942,161	$7,903,211
Service cost	325,693	306,799
Interest cost	307,871	322,198
Actuarial (gain) loss	(624,138)	692,835
Benefit payments	(273,393)	(282,882)
Projected benefit obligation at end of year	$8,678,194	$8,942,161

          A summary of the changes in the fair value of plan assets is as follows:

	2013	2012
Fair value of plan assets at beginning of year	$7,430,467	$6,261,098
Contributions by the Trust	1,315,301	799,918
Actual return on plan assets	792,978	652,333
Benefit payments	(273,393)	(282,882)
Fair value of plan assets at end of year	$9,265,353	$7,430,467

          A summary of the plan’s funded (unfunded) status and amounts recognized in the balance sheets shown as “Prepaid pension costs” or “Liability for pension benefits” is as follows:

	2013	2012
Accumulated benefit obligation at end of year	$6,737,531	$6,830,628
Effect of future compensation increases	1,940,663	2,111,533
Projected benefit obligation at end of year	8,678,194	8,942,161
Fair value of plan assets at end of year	9,265,353	7,430,467
Funded (unfunded) status at end of year	$587,159	$(1,511,694)

          A summary of the amounts recognized in the balance sheets shown as “Accumulated other comprehensive loss” is as follows:

	2013	2012
Net loss	$844,444	$2,387,173
Prior service cost	17,467	34,936
Accumulated other comprehensive loss	$861,911	$2,422,109

          The net loss and prior service cost amounts that will be amortized from “Accumulated other comprehensive loss” into net periodic pension cost in 2014 are estimated to be $0 and $17,467, respectively.

NOTE 7 – PENSION PLAN (CONTINUED)

          A summary of the estimated future benefit payments from the plan for the next ten year period is as follows:

Period	Amount
2014	$277,287
2015	828,230
2016	817,372
2017	793,994
2018	767,229
2019 - 2023	3,390,247

          The 2014 contribution to the plan is estimated to approximate $1,400,000, representing the maximum contribution that is recommended pursuant to the Trust’s annual actuarial valuation. However, the actual 2014 contribution will not be determined and finalized until after the completion of the plan’s annual actuarial valuation, which is performed as of the plan’s fiscal year end, March 31.

          The investment policy of the plan was revised in 2013 to reduce the exposure to equities given the termination date of the Trust on April 6, 2015. A sliding scale was adopted that adjusts the plan portfolio maximum allocation of equities downward on a quarterly basis. As of December 31, 2013, said policy permits up to approximately 37% of the plan portfolio invested in equity securities (via the S&P 500 Exchange Traded Fund) and the remaining monies invested in fixed income (debt) securities and cash. The equity portfolio strategy is to generate appreciation and growth in the plan’s overall value over the long-term with its benchmark being the S&P 500 Index. The debt portfolio strategy is to generate income for the payment of benefits, as well as investment diversification with its benchmark being the Barclays Capital Government/Credit Index. The cash portfolio strategy is to provide liquidity for the payment of benefits to current retirees. The fair value measurements are based on quoted prices in active markets for identical assets (Level 1).

          A summary of the plan’s weighted-average asset allocations by category is as follows:

	2013		2012
	Fair Value	%	Fair Value	%
Equity securities	$3,441,055	37%	$3,675,700	49%
Debt securities – corporate issues	4,817,000	52	2,552,642	34
Debt securities – U.S. government issues	931,384	10	996,873	14
Cash (money market, accrued income)	75,914	1	205,252	3
Total	$9,265,353	100%	$7,430,467	100%

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

NOTE 8 – INCOME TAXES (CONTINUED)

•	The Trust must not acquire any additional property other than permissible acquisitions as provided by Section 646.

          If these requirements are violated, the Trust will be treated as a corporation for the taxable year in which the violation occurs and for all subsequent taxable years. Since the election of Section 646, the Trust has remained in compliance with these requirements.

NOTE 9 – LEASE COMMITMENTS

          The Trust leases office facilities in Saint Paul, Minnesota. These leases include one-hundred-eighty-day cancellation clauses, contain various renewal options and exclude any contingent rental provisions. Rental expense for these operating leases amounted to $62,603, $62,056 and $61,823 for the years 2013, 2012 and 2011, respectively.

NOTE 10 – QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

          A summary of (unaudited) quarterly results of operations (in thousands of dollars, except per share amounts) is as follows:

	Quarter Ended
	March 31	June 30	Sept. 30	Dec. 31
2013
Royalties	$4,708	$5,009	$4,404	$4,722
Interest and other income	26	20	35	27
Total revenues	4,734	5,029	4,439	4,749
Expenses	1,043	1,011	1,035	1,071
Net income	$3,691	$4,018	$3,404	$3,678
Earnings per share	$2.46	$2.68	$2.27	$2.45

2012
Royalties	$7,000	$7,306	$5,178	$4,536
Interest and other income	31	23	45	37
Total revenues	7,031	7,329	5,223	4,573
Expenses	1,062	1,050	956	1,020
Net income	$5,969	$6,279	$4,267	$3,553
Earnings per share	$3.98	$4.19	$2.84	$2.37

NOTE 11 – ACCUMULATED OTHER COMPREHENSIVE LOSS

          A summary of the component items (all affecting the “Administrative and general” expense line item within the Statements of Income) showing the reclassifications out of “Accumulated other comprehensive loss” (“AOCL”) is as follows:

	Amounts reclassified from AOCL
Component item	2013	2012	2011
Amortization of defined benefit pension items:
Prior service cost	$17,469	$17,469	$17,469
Net loss	663,536	492,391	306,348
Total	$681,005	$509,860	$323,817

NOTE 11 – ACCUMULATED OTHER COMPREHENSIVE LOSS (CONTINUED)

          A summary of the changes in AOCL by component is as follows:

Defined benefit pension items	Prior Service Cost	Net Loss	Total
BALANCE AT JANUARY 1, 2011	$(69,874)	$(2,018,933)	$(2,088,807)
Net loss arising during period before reclassifications	—	(678,007)	(678,007)
Amounts reclassified from AOCL	17,469	306,348	323,817
Other comprehensive income (loss)	17,469	(371,659)	(354,190)
BALANCE AT DECEMBER 31, 2011	(52,405)	(2,390,592)	(2,442,997)
Net loss arising during period before reclassifications	—	(488,972)	(488,972)
Amounts reclassified from AOCL	17,469	492,391	509,860
Other comprehensive income	17,469	3,419	20,888
BALANCE AT DECEMBER 31, 2012	(34,936)	(2,387,173)	(2,422,109)
Net gain arising during period before reclassifications	—	879,193	879,193
Amounts reclassified from AOCL	17,469	663,536	681,005
Other comprehensive income	17,469	1,542,729	1,560,198
BALANCE AT DECEMBER 31, 2013	$(17,467)	$(844,444)	$(861,911)

NOTE 12 – NEW ACCOUNTING PRONOUNCEMENT

          In February 2013, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2013-02, Comprehensive Income (Topic 220) – Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This ASU amends Accounting Standards Codification Topic 220 for the purpose of requiring the reporting of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amounts being reclassified are required under U.S. generally accepted accounting principles to be reclassified in their entirety to net income. This amendment does not change the current requirements for reporting net income or other comprehensive income in the financial statements. Rather, this amendment requires more information about the amounts reclassified out of accumulated other comprehensive income by component, with this additional information either shown on the face of the income statement or within the notes to the financial statements. For public companies, this ASU is effective for periods beginning after December 15, 2012. The Trust adopted this amendment required by ASU No. 2013-02 beginning with its first quarter in 2013, and has elected to present the required information within the notes to the financial statements.

REPORT OF ERNST & YOUNG LLP,
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM,
ON AUDIT OF FINANCIAL STATEMENTS

The Trustees
Great Northern Iron Ore Properties

          We have audited the accompanying balance sheets of Great Northern Iron Ore Properties (the Trust) as of December 31, 2013 and 2012, and the related statements of beneficiaries’ equity, income, comprehensive income and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Trust at December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

          As discussed in Note 2 to the financial statements, the Trust terminates on April 6, 2015.

          We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Great Northern Iron Ore Properties’ internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework), and our report dated February 20, 2014, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
February 20, 2014

REPORT OF ERNST & YOUNG LLP,
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM,
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Trustees
Great Northern Iron Ore Properties

          We have audited Great Northern Iron Ore Properties’ (the Trust) internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). The Trust’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Trust’s internal control over financial reporting based on our audit.

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

          In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

          We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2013 financial statements of Great Northern Iron Ore Properties, and our report dated February 20, 2014, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
February 20, 2014

GREAT NORTHERN IRON ORE PROPERTIES

SUMMARY OF SHIPMENTS

			Full Tons Shipped
No.	Mine	Ownership Interest	2013	2012	2011	Cumulative Total to January 1, 2014
1.	Mahoning	100%	340,210	74,680	1,160,513	165,933,796
2.	Ontario	100%	1,398,182	2,410,684	1,843,977	19,983,756
3.	Ontario	50%	1,149,166	725,892	421,292	28,491,818
4.	L&W/Leetonia	50 - ~51%	67,157	—	61,394	10,731,159
5.	Carmi-Enterprise	100%	144,381	638,284	349,676	83,619,272
6.	Russell Annex	50%	434,180	273,318	31,900	4,296,644
7.	Minntac	100%	2,922,771	3,237,598	4,051,571	87,818,134
			6,456,047	7,360,456	7,920,323	400,874,579
	Shipments from inactive mines and those exhausted, surrendered or sold prior to this year		—	—	—	306,025,604
	TOTAL		6,456,047	7,360,456	7,920,323	706,900,183

No.	Operating Interest
1-4	Cliffs Natural Resources – Hibbing Taconite Company
5-6	U.S. Steel Corporation – Keetac
7	U.S. Steel Corporation – Minntac

GREAT NORTHERN IRON ORE PROPERTIES W-1290 FIRST NATIONAL BANK BUILDING 332 MINNESOTA STREET SAINT PAUL, MINNESOTA 55101-1361

FIRST CLASS MAIL