Form 10-K, Exhibit 13
period 2014-12-31
GREAT NORTHERN IRON ORE PROPERTIES
filed 2015-02-26
CIK 43410

Exhibit 13

GREAT NORTHERN IRON
ORE PROPERTIES

ONE HUNDRED EIGHTH
ANNUAL REPORT OF THE TRUSTEES
TO CERTIFICATE HOLDERS

FOR
YEAR ENDED DECEMBER 31, 2014

FOR INFORMATION ABOUT THE TERMINATION OF THE TRUST IN THE YEAR 2015, PLEASE REFER TO PAGES 3, 4, 5, 9 & 10 OF THIS ANNUAL REPORT.

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
AND REGISTRAR

Wells Fargo Bank, N.A.
P.O. Box 64854
Saint Paul, Minnesota 55164-0854

Toll-free: (800) 468-9716

MESABI IRON RANGE OFFICE

801 East Howard Street
Hibbing, Minnesota 55746-0429

(218) 262-3886
Fax (218) 262-4295

GREAT NORTHERN IRON ORE PROPERTIES

SUMMARY OF OPERATIONS

	Year Ended December 31
	2014		2013		2012		2011		2010
Shipments from our mines (pellet tons)	6,167,730		6,456,047		7,360,456		7,920,323		7,301,034
Royalties	$17,599,465		$18,842,746		$24,020,334		$26,614,880		$20,633,285
Expenses	$4,836,723		$4,160,675		$4,087,619		$3,690,728		$3,396,964
Net income	$13,123,533		$14,790,714		$20,068,433		$23,047,811		$17,468,842
Total assets	$11,604,642		$15,061,232		$19,118,714		$20,914,912		$17,383,092
Liability for pension benefits (Prepaid pension costs) (see Note 7 to the Financial Statements)	$978,566		$(587,159)		$1,511,694		$1,642,113		$1,349,314
Average shares outstanding	1,500,000		1,500,000		1,500,000		1,500,000		1,500,000
Earnings per share, based on weighted-average shares outstanding during the year	$8.75		$9.86		$13.38		$15.37		$11.65
Distributions declared per share	$9.35	(1)	$10.00	(2)	$14.00	(3)	$15.00	(4)	$12.25	(5)

(1)	$2.25 paid 4/30/2014; $2.50 paid 7/31/2014; $2.60 paid 10/31/2014; $2.00 paid 1/30/2015
(2)	$2.25 paid 4/30/2013; $2.50 paid 7/31/2013; $2.60 paid 10/31/2013; $2.65 paid 1/31/2014
(3)	$2.25 paid 4/30/2012; $3.00 paid 7/31/2012; $3.50 paid 10/31/2012; $5.25 paid 1/31/2013
(4)	$2.25 paid 4/29/2011; $3.00 paid 7/29/2011; $4.00 paid 10/31/2011; $5.75 paid 1/31/2012
(5)	$2.00 paid 4/30/2010; $2.75 paid 7/30/2010; $3.75 paid 10/29/2010; $3.75 paid 1/31/2011

Trustees’ & Management’s Discussion and Analysis of Financial Condition
and Results of Operations

Overview: Great Northern Iron Ore Properties (“Trust”) is a conventional nonvoting trust organized under the laws of the State of Michigan pursuant to a Trust Agreement dated December 7, 1906. The Trust owns interests in fee, both mineral and nonmineral lands, on the Mesabi Iron Range in northeastern Minnesota. Many of these properties are leased to steel and mining companies that mine the mineral lands for taconite iron ore. The Trust has no subsidiaries. With the properties and offices all located in Minnesota, the Trust and matters affecting the Trust are under the jurisdiction of the Ramsey County District Court (“Court”) in Saint Paul, Minnesota.

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

During 2014, the major source of income to the Trust was royalty income derived from taconite production and minimum royalties. Certain leases provide the steel and mining companies the ability to offset royalties, over the minimum royalty requirements, due on future taconite production, if any and when mined, against unabsorbed minimum royalties paid in prior periods. A “Summary of Shipments” is tabulated on the last page of this report.

The terms of the Great Northern Iron Ore Properties Trust Agreement created December 7, 1906 (“Trust Agreement”) state that the Trust shall continue for twenty years after the death of the last survivor of eighteen persons named in the Trust Agreement. The last survivor of these eighteen persons died on April 6, 1995. Accordingly, the Trust terminates twenty years from April 6, 1995, that being April 6, 2015.

Upon the termination date of the Trust on April 6, 2015, the certificates of beneficial interest (shares) in the Trust will cease to trade on the NewYork Stock Exchange and thereafter will represent only the right to receive certain distributions payable to the certificate holders of record at the time of the termination of the Trust. Upon Trust termination and after the wind-down process is completed, the Trust is obligated to distribute ratably to these certificate holders the net monies remaining in the hands of the Trustees (after paying and providing for all expenses and obligations incurred through the Trust’s termination and wind-down process), plus the balance in the Principal Charges account (see Note 6 to the Financial Statements), all of which are subject to the final accounting and approval of the Court. All other Trust property (most notably the Trust’s mineral properties and the active leases) must be conveyed and transferred to the reversioner (which, effective January 1, 2015, is Glacier Park Iron Ore Properties LLC, a wholly owned subsidiary of Glacier Park Company, which is a wholly owned subsidiary of ConocoPhillips Company), without further payment or remuneration to the certificate holders, under the terms of the Trust Agreement. The wind-down process of the Trust is anticipated to extend into the calendar year following its termination date in order to complete the various year-end audits, court and regulatory filings, tax returns, conveyances of non-cash properties to the reversioner, etc., relative thereto. Subject to the guidance and approval of the Court and assuming the wind-down process with the reversioner proceeds efficiently and that no other complications arise during this time period, we anticipate the wind-down process, final distribution and dissolution of the Trust will be completed by the end of 2016.

The exact final distribution, though not determinable at this time, will generally consist of the sum of the Trust’s net monies (essentially, total assets less liabilities and less properties) and the balance in the Principal Charges account, less any and all expenses and obligations incurred through the Trust’s termination and wind-down process. To offer a hypothetical example, without factoring in any expenses and obligations incurred through the Trust’s termination and wind-down process, and using the financial statement values as of December 31, 2014, the net monies were approximately $6,859,000 and the Principal Charges account balance was approximately $4,710,000, resulting in a final distribution payable of approximately $11,569,000, or about $7.71 per share. Upon the termination of the Trust, the certificates of beneficial interest (shares) would be cancelled and thereafter represent only the right to receive the final distribution. It is important to note, however, that the actual net monies on hand and the Principal Charges account balance will most likely fluctuate and will not be “final” until after the termination and wind-down process of the Trust is completed. The Trust offers this example to further inform investors about the conceptual nature of the final distribution and does not imply or guarantee a specific known final distribution amount.

By a letter dated September 12, 2014, certificate holders of record as of September 8, 2014, and the reversioner were notified of a hearing on October 7, 2014, in Ramsey County District Court, Saint Paul, Minnesota, for the purpose of requesting from the Court instruction and guidance regarding the Trustees’ duties, powers and authority relative to operations of the Trust and the wind-down process subsequent to April 6, 2015, for approval of the Trustees’ Wind-Up Plan, and for instruction and guidance pertaining to the allocation of expenses of the Trust between the certificate holders and reversioner. The hearing was not completed on October 7, 2014 and the Court ordered a continuation of the hearing on November 24, 2014.

Pursuant to the Court’s Findings of Fact, Conclusions of Law and Order for Judgment filed on January 26, 2015 (“Court Order”), the Trustees’ Petition for Instructions was approved by the Court and, consistent with the Trust Agreement, the Trustees are to immediately proceed with winding up the affairs of the Trust upon its termination on April 6, 2015, and to undertake the tasks and actions outlined in the Trustees’ Wind-Up Plan. The Court further ordered that the Trustees will retain possession and control of the Trust’s cash and non-cash assets (and books and records related thereto), that they are authorized to enter into temporary employment agreements with the current Trust employees to assist the Trustees during the wind-down process, that the Trustees’ compensation shall continue during the wind-down period until discharged by the Court, and that the Trust’s termination and wind-up expenses and costs (including attorneys’ fees) incurred after December 2013 shall be allocated between the certificate holders and the reversioner depending on the nature of the expense and as set forth in the Court Order. Expenses incurred after December 2013 and before the Trust’s termination date that are allocated to the reversioner will be charged to the Principal Charges account as of April 6, 2015. Finally, the Court required an interim status report on November 15, 2015, an annual audit for the year 2015 and, as soon as practicable after the Court’s approval of the 2015 annual report, the Trustees shall have final audited financial statements prepared for filing with the Court for the approval of the Trustees’ final accounting and discharge. Final distributions and conveyances to the Trust’s beneficiaries shall be made upon the order of the Court. The Court Order is subject to any timely-filed appeal.

Copies of the Trust’s mailings and the Court Order regarding the hearings may be viewed on the Trust’s Web site at www.gniop.com, or may be requested by contacting the St. Paul office of the Trustees.

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

Pursuant to a Court Order in 1988, the Trustees filed an election under Section 646 of the Tax Reform Act of 1986, as amended, of the Internal Revenue Code with the Internal Revenue Service that allowed the Trust to be taxed as a grantor trust versus a corporation. Accordingly, certificate holders (shareholders) are taxed on their allocable share of the Trust’s taxable income whether or not the income is distributed.

The Trustees provided annual income tax information in January 2015 to registered certificate holders of record with holdings on any of the four quarterly record dates during 2014. This information included the following:

•

Substitute Form 1099-MISC — This form reported the registered certificate holder’s 2014 allocable share of taxable income from the Trust, distributions declared and any taxes withheld. (Foreign registered certificate holders received a Form 1042-S.)

•	Trust Supplemental Statement — This statement reported the number of units (shares) held by the registered certificate holder on any of the four quarterly record dates in 2014.

•

Tax Return Guide — This guide instructed the certificate holders as to the preparation of their income tax returns with respect to taxable income allocated from the Trust and various deductions allowable.

Shares of beneficial interest in the Trust are traded on the New York Stock Exchange under the ticker symbol “GNI” (CUSIP No. 391064102). There were 744 registered certificate holder of record accounts on December 31, 2014. The high and low sales prices for the quarterly periods commencing January 1, 2013, through December 31, 2014, inclusive, were as follows:

	2014		2013
Quarter	High	Low	High	Low
First	$69.72	$18.76	$82.00	$66.20
Second	24.98	16.80	74.01	61.50
Third	29.29	18.06	76.74	67.00
Fourth	24.98	13.77	75.49	67.41

Results of Operations: Royalties for 2014 were less than those of 2013 by approximately $1.2 million primarily due to a lower overall average earned royalty rate caused by a higher ratio of mining from our partial fee interest lands versus our full fee interest lands, which accounted for approximately $1.7 million of this total change, decreased taconite mining on our lands, which accounted for approximately $0.7 million of this total change, offset in part by greater net minimum royalties received, which accounted for approximately $0.6 million of this total change and increased tailings revenues, which also accounted for approximately $0.6 million of this total change. Expenses for 2014 were greater than those of 2013 by approximately $0.7 million primarily due to greater legal expenditures associated with termination matters of the Trust, which accounted for approximately $0.8 million of this total change, and increased staff compensation, which accounted for approximately $0.1 million of this total change, offset in part by reduced pension expense pertaining to the defined benefit pension plan, which accounted for approximately $0.3 million of this total change. Regarding pension expense, in addition to the higher discount rate effective for 2014, the Trust was not required to amortize unrecognized net loss into pension expense in 2014 pursuant to the pension accounting rules since the remaining unrecognized net loss at the beginning of the year was less than ten percent of the greater of the projected benefit obligation or the fair market value of plan assets (known as the corridor for delayed recognition). Net income for 2014 was less than that of 2013 by approximately $1.7 million primarily due to fluctuations in Royalties and Expenses as explained above. The Prepaid pension costs as of December 31, 2013, was eliminated and replaced with Liability for pension benefits as of December 31, 2014, which was a total change from that as of December 31, 2013, of approximately $1.6 million primarily due to the utilization of the new mortality tables released in 2014 by the Society of Actuaries, and a reduced discount rate applicable to the benefit obligation, offset in part by the pension contribution made to the plan. Please refer to Note 7 to the Financial Statements for additional pension plan information.

Royalties for 2013 were less than those of 2012 by approximately $5.2 million primarily due to decreased taconite mining on our lands, which accounted for approximately $2.7 million of this total change, and a lower overall average earned royalty rate caused by lower producer price indices that impact our royalty rates, which also accounted for approximately $2.7 million of this total change, offset in part by increased tailings revenues, which accounted for approximately $0.2 million of this total change. Expenses for 2013 were greater than those of 2012 by approximately $0.1 million primarily due to higher pension expense pertaining to the defined benefit pension plan primarily due to a reduced discount rate effective for 2013. Please refer to Note 7 to the Financial Statements for additional pension plan information. Net income for 2013 was less than that of 2012 by approximately $5.3 million primarily due to fluctuations in Royalties as explained above.

Distributions are mainly a function of Net income and will fluctuate based on income earned, which is primarily dependent on fluctuations in Royalties received from taconite mining on our lands under the control of the mining companies (lessees).

The Trustees declared four quarterly distributions in 2014 totaling $9.35 per share. The first, in the amount of $2.25 per share, was paid on April 30, 2014, to certificate holders of record on March 31, 2014; the second, in the amount of $2.50 per share, was paid on July 31, 2014, to certificate holders of record on June 30, 2014; the third, in the amount of $2.60 per share, was paid on October 31, 2014, to certificate holders of record on September 30, 2014; and the fourth, in the amount of $2.00 per share, was paid on January 30, 2015, to certificate holders of record on December 31, 2014.

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

The next quarterly distribution will be paid April 30, 2015, to certificate holders of record on March 31, 2015, which will represent the final quarterly distribution to certificate holders for the last full quarter of business prior to the termination date of the Trust.

Liquidity: In the interest of preservation of principal of Court-approved reserves and guided by the restrictive provisions of Section 646 of the Tax Reform Act of 1986, as amended, monies are invested primarily in United States Treasury securities with maturity dates not to exceed three years and, along with cash flows from operations, are deemed adequate to meet currently foreseeable liquidity needs. The following is a table of the Trust’s contractual obligations as of December 31, 2014, which are all expected to be settled within the next year:

	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Deferred compensation	$270,300	$270,300	$—	$—	$—
Future pension contributions (see Note 7 to the Financial Statements)	978,566	978,566	—	—	—
St. Paul office leases (see Note 9 to the Financial Statements)	31,597	31,597	—	—	—

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

Pension plan valuations are based on a number of assumptions used to determine the benefit obligation and net periodic pension cost. These assumptions are evaluated annually by the Trustees and management in conjunction with outside actuaries. Assumptions affecting the pension plan valuations include the discount rate, compensation increase level and expected long-term rate of return on plan assets. As of the end of 2014, the Trustees also incorporated the new mortality tables recently released by the Society of Actuaries. These assumptions reflect and incorporate the expected cash flow payouts of the pension plan given the determinate time frame to the termination of the Trust. Please refer to Note 7 to the Financial Statements for additional pension plan information.

The Principal Charges account represents a first and prior lien of certificate holders on any property transferable to the reversioner after the end of the Trust and reflects an allocation of beneficiaries’ equity between the certificate holders and the reversioner. This Court-ordered account is neither an asset nor a liability of the Trust. Rather, this account maintains and represents a balance that will be payable to the certificate holders of record from the reversioner after the end of the Trust. The account balance, as stated in Note 6 to the Financial Statements, primarily represents the costs of acquiring homes and surface lands in accordance with provisions of a lease with U.S. Steel Corporation, as well as Court-ordered attorneys’ fees and expenses. This account balance, which may increase or decrease, will be added to the cash distributable to the certificate holders of record at the termination of the Trust.

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

The Trust’s lessees (customers) primarily include Minntac (“Minntac”) and Keetac (“Keetac”), both owned and operated by U.S. Steel Corporation; Hibbing Taconite Company (“Hibtac”), owned by ArcelorMittal, Cliffs Natural Resources Inc. and U.S. Steel

Corporation, and operated by Cliffs Mining Company; and Essar Steel Minnesota, LLC (“ESM”), owned by Essar Steel Holdings Ltd., a subsidiary of Essar Global Ltd., which includes a new taconite mining plant currently being constructed by ESM. Because the Trust’s revenues are primarily dependent upon a limited number of customers, any significant adverse event at any of the Trust’s primary lessees, or the loss of any of the Trust’s primary lessees, could materially adversely affect the Trust’s future financial results.

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

As previously reported, the termination date of the Trust is April 6, 2015. Accordingly, we remind certificate holders that there is remaining only one more regular quarterly distribution, which will be declared in the first quarter of 2015. While there will be some income allocated to the second quarter of 2015 (representing six days of business through April 6, 2015), it is expected that this amount will be nominal and will likely be included with the final distribution to certificate holders of record as of the termination date of the Trust, which will be made subsequent to the Trust’s termination date and upon completion of the wind-down process and final accounting. The final distribution will generally consist of the sum of the Trust’s net monies (essentially, total assets less liabilities and less properties) remaining in the hands of the Trustees (after paying and providing for all expenses and obligations incurred through the Trust’s termination and wind-down process), and the balance in the Principal Charges account, all of which are subject to the final accounting and approval of the Ramsey County District Court. Upon Trust termination, the shares will be cancelled and thereafter represent only the right to receive the final distribution. All other Trust properties will be conveyed to the reversioner upon the completion of the wind-down process without further payment or remuneration to the certificate holders.

Respectfully submitted,

Joseph S. Micallef,	Roger W. Staehle, Trustee
President of the Trustees	Robert A. Stein, Trustee
and Chief Executive Officer	James E. Swearingen, Trustee

Thomas A. Janochoski,
Vice President & Secretary	Saint Paul, Minnesota
and Chief Financial Officer	February 26, 2015

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

The Trust’s management assessed the effectiveness of the Trust’s internal control over financial reporting as of December 31, 2014. In making this assessment, it used the criteria set forth in a report by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) titled Internal Control – Integrated Framework (1992 framework). Based on our assessment, we believe that, as of December 31, 2014, the Trust’s internal control over financial reporting is effective based on the COSO criteria.

The Trust’s Independent Registered Public Accounting Firm, Ernst & Young LLP, has issued an audit report on the Trust’s internal control over financial reporting. This report appears on pages 28 and 29.

Respectfully submitted,

Joseph S. Micallef,
President of the Trustees
and Chief Executive Officer

Thomas A. Janochoski,
Vice President & Secretary
and Chief Financial Officer

GREAT NORTHERN IRON ORE PROPERTIES

BALANCE SHEETS

ASSETS

	December 31
	2014	2013
CURRENT ASSETS
Cash and cash equivalents	$899,283	$712,197
United States Treasury securities (Note 4)	7,535,178	5,468,675
Royalties receivable	2,959,038	4,448,907
Prepaid expenses	2,110	2,110
TOTAL CURRENT ASSETS	11,395,609	10,631,889
NONCURRENT ASSETS
United States Treasury securities (Note 4)	—	2,883,251
Prepaid pension costs (Note 7)	—	587,159
	—	3,470,410
PROPERTIES
Mineral and surface lands (Notes 4 and 5)	39,479,708	39,479,708
Accumulated depletion and amortization	(39,288,577)	(38,592,577)
	191,131	887,131

Building and equipment	335,767	335,767
Accumulated depreciation	(317,865)	(263,965)
	17,902	71,802
TOTAL PROPERTIES	209,033	958,933
TOTAL ASSETS	$11,604,642	$15,061,232

LIABILITIES AND BENEFICIARIES’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses	$287,934	$92,356
Deferred compensation	270,300	—
Distributions	3,000,000	3,975,000
TOTAL CURRENT LIABILITIES	3,558,234	4,067,356
NONCURRENT LIABILITIES
Deferred compensation	—	244,300
Liability for pension benefits (Note 7)	978,566	—
TOTAL NONCURRENT LIABILITIES	978,566	244,300
TOTAL LIABILITIES	4,536,800	4,311,656
BENEFICIARIES’ EQUITY
Certificate holders’ equity, represented by 1,500,000 certificates (shares or units) of beneficial interest authorized and outstanding, and the reversionary interest (Notes 2 and 6)	10,710,020	11,611,487
Accumulated other comprehensive loss (Notes 7 and 11)	(3,642,178)	(861,911)
TOTAL BENEFICIARIES’ EQUITY	7,067,842	10,749,576
TOTAL LIABILITIES AND BENEFICIARIES’ EQUITY	$11,604,642	$15,061,232

See accompanying notes.

GREAT NORTHERN IRON ORE PROPERTIES

STATEMENTS OF BENEFICIARIES’ EQUITY

	Certificate Holders’ Equity	Accumulated Other Comprehensive (Loss) Income	Total Beneficiaries’ Equity
BALANCE AT JANUARY 1, 2012	$12,752,340	$(2,442,997)	$10,309,343

For year 2012:
Net income	20,068,433	—	20,068,433
Other comprehensive income	—	20,888	20,888
Distributions declared ($14.00 per share)	(21,000,000)	—	(21,000,000)

BALANCE AT DECEMBER 31, 2012	11,820,773	(2,422,109)	9,398,664

For year 2013:
Net income	14,790,714	—	14,790,714
Other comprehensive income	—	1,560,198	1,560,198
Distributions declared ($10.00 per share)	(15,000,000)	—	(15,000,000)

BALANCE AT DECEMBER 31, 2013	11,611,487	(861,911)	10,749,576

For year 2014:
Net income	13,123,533	—	13,123,533
Other comprehensive loss	—	(2,780,267)	(2,780,267)
Distributions declared ($9.35 per share)	(14,025,000)	—	(14,025,000)

BALANCE AT DECEMBER 31, 2014	$10,710,020	$(3,642,178)	$7,067,842

See accompanying notes.

GREAT NORTHERN IRON ORE PROPERTIES

STATEMENTS OF INCOME

	Year Ended December 31
	2014	2013	2012
REVENUES
Royalties	$17,599,465	$18,842,746	$24,020,334
Interest earned	12,730	20,952	36,750
Rent and other income	348,061	87,691	98,968
TOTAL REVENUES	17,960,256	18,951,389	24,156,052

EXPENSES
Royalty costs	4,623	4,623	4,623
Real estate and payroll taxes	158,569	147,406	167,249
Inspection and care of properties	678,657	648,738	629,108
Administrative and general	3,244,974	2,615,837	2,554,260
Depreciation and amortization	749,900	744,071	732,379
TOTAL EXPENSES	4,836,723	4,160,675	4,087,619
NET INCOME	$13,123,533	$14,790,714	$20,068,433

WEIGHTED-AVERAGE SHARES OUTSTANDING	1,500,000	1,500,000	1,500,000

BASIC & DILUTED EARNINGS PER SHARE	$8.75	$9.86	$13.38

See accompanying notes.

GREAT NORTHERN IRON ORE PROPERTIES

STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31
	2014	2013	2012
NET INCOME	$13,123,533	$14,790,714	$20,068,433
OTHER COMPREHENSIVE (LOSS) INCOME:
Defined benefit pension plan (Notes 7 and 11):
Net (loss) gain arising during period	(2,797,734)	879,193	(488,972)
Amortization of prior service cost included in net periodic pension cost	17,467	17,469	17,469
Amortization of net loss included in net periodic pension cost	—	663,536	492,391
TOTAL OTHER COMPREHENSIVE (LOSS) INCOME	(2,780,267)	1,560,198	20,888
TOTAL COMPREHENSIVE INCOME	$10,343,266	$16,350,912	$20,089,321

See accompanying notes.

GREAT NORTHERN IRON ORE PROPERTIES

STATEMENTS OF CASH FLOWS

	Year Ended December 31
	2014	2013	2012
OPERATING ACTIVITIES
Cash received from royalties and rents	$19,437,395	$18,551,641	$27,961,480
Cash paid to suppliers and employees	(5,079,787)	(3,951,959)	(3,469,871)
Interest received	29,478	67,290	55,865
NET CASH PROVIDED BY OPERATING ACTIVITIES	14,387,086	14,666,972	24,547,474

INVESTING ACTIVITIES
United States Treasury securities purchased	(6,250,000)	(5,275,000)	(10,550,000)
United States Treasury securities matured	7,050,000	9,600,000	7,675,000
Expenditures for building and equipment	—	(23,206)	(29,990)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	800,000	4,301,794	(2,904,990)

FINANCING ACTIVITIES
Distributions paid	(15,000,000)	(18,900,000)	(21,750,000)
NET CASH USED IN FINANCING ACTIVITIES	(15,000,000)	(18,900,000)	(21,750,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	187,086	68,766	(107,516)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	712,197	643,431	750,947
CASH AND CASH EQUIVALENTS AT END OF YEAR	$899,283	$712,197	$643,431

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES
Net income	$13,123,533	$14,790,714	$20,068,433
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	749,900	744,071	732,379
Net periodic pension cost (Note 7)	464,549	776,646	690,387
Pension contribution (Note 7)	(1,679,091)	(1,315,301)	(799,918)
Net decrease (increase) in assets:
Accrued interest	16,748	46,338	19,115
Royalties receivable	1,489,869	(378,796)	3,842,178
Net increase (decrease) in liabilities:
Accounts payable and accrued expenses	195,578	(11,900)	(24,600)
Deferred compensation	26,000	15,200	19,500
NET CASH PROVIDED BY OPERATING ACTIVITIES	$14,387,086	$14,666,972	$24,547,474

See accompanying notes.

GREAT NORTHERN IRON ORE PROPERTIES

NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE 1 – BUSINESS AND NATURE OF OPERATIONS

          Great Northern Iron Ore Properties (“Trust”) is presently involved solely with the leasing and maintenance of mineral and nonmineral lands owned by the Trust on the Mesabi Iron Range in northeastern Minnesota. The Trust is a conventional nonvoting trust organized under the laws of the State of Michigan pursuant to a Trust Agreement dated December 7, 1906. Because the Trust properties and offices are all located in Minnesota, the Trust and matters affecting the Trust are under the jurisdiction of the Ramsey County District Court (“Court”) in Saint Paul, Minnesota. Royalties are derived from taconite production and minimums. Royalties (which are not in direct ratio to tonnage shipped) from two significant operating lessees were approximately as follows: 2014 — $9,633,000 and $5,358,000; 2013 — $10,198,000 and $6,638,000; and 2012 — $11,469,000 and $10,625,000.

NOTE 2 – TRUST TERMINATION

          The terms of the Great Northern Iron Ore Properties Trust Agreement created December 7, 1906 (“Trust Agreement”) state that the Trust shall continue for twenty years after the death of the last survivor of eighteen persons named in the Trust Agreement. The last survivor of these eighteen persons died on April 6, 1995. Accordingly, the Trust terminates twenty years from April 6, 1995, that being April 6, 2015.

          Upon the termination date of the Trust on April 6, 2015, the certificates of beneficial interest (shares) in the Trust will cease to trade on the New York Stock Exchange and thereafter will represent only the right to receive certain distributions payable to the certificate holders of record at the time of the termination of the Trust. Upon Trust termination and after the wind-down process is completed, the Trust is obligated to distribute ratably to these certificate holders the net monies remaining in the hands of the Trustees (after paying and providing for all expenses and obligations incurred through the Trust’s termination and wind-down process), plus the balance in the Principal Charges account (see Note 6), all of which are subject to the final accounting and approval of the Court. All other Trust property (most notably the Trust’s mineral properties and the active leases) must be conveyed and transferred to the reversioner (which, effective January 1, 2015, is Glacier Park Iron Ore Properties LLC, a wholly owned subsidiary of Glacier Park Company, which is a wholly owned subsidiary of ConocoPhillips Company), without further payment or remuneration to the certificate holders, under the terms of the Trust Agreement. The wind-down process of the Trust is anticipated to extend into the calendar year following its termination date in order to complete the various year-end audits, court and regulatory filings, tax returns, conveyances of non-cash properties to the reversioner, etc., relative thereto. Subject to the guidance and approval of the Court and assuming the wind-down process with the reversioner proceeds efficiently and that no other complications arise during this time period, we anticipate the wind-down process, final distribution and dissolution of the Trust will be completed by the end of 2016.

NOTE 2 – TRUST TERMINATION (CONTINUED)

          The exact final distribution, though not determinable at this time, will generally consist of the sum of the Trust’s net monies (essentially, total assets less liabilities and less properties) and the balance in the Principal Charges account, less any and all expenses and obligations incurred through the Trust’s termination and wind-down process. To offer a hypothetical example, without factoring in any expenses and obligations incurred through the Trust’s termination and wind-down process, and using the financial statement values as of December 31, 2014, the net monies were approximately $6,859,000 and the Principal Charges account balance was approximately $4,710,000, resulting in a final distribution payable of approximately $11,569,000, or about $7.71 per share. Upon the termination of the Trust, the certificates of beneficial interest (shares) would be cancelled and thereafter represent only the right to receive the final distribution. It is important to note, however, that the actual net monies on hand and the Principal Charges account balance will most likely fluctuate and will not be “final” until after the termination and wind-down process of the Trust is completed. The Trust offers this example to further inform investors about the conceptual nature of the final distribution and does not imply or guarantee a specific known final distribution amount.

          The Trustees petitioned the Court for a hearing, which hearing occurred on October 7, 2014 and was continued on November 24, 2014, to address the matter of the Trust’s termination, including the scope of the Trustees’ duties, powers and authority during the wind-down period, their plan for termination and for guidance relative to the allocation of expenses. Please refer to Note 3 for additional information relative to the Court proceedings and matters concerning the termination of the Trust.

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

          Section 646 of the Tax Reform Act of 1986, as amended, provided a special elective provision under which the Trust was allowed to convert from taxation as a corporation to that of a grantor trust. Pursuant to an Order of the Ramsey County District Court, the Trustees filed the Section 646 election with the Internal Revenue Service on December 30, 1988. As of January 1, 1989, the Trust was no longer subject to federal and Minnesota corporate income taxes. For years 1989 and thereafter, certificate holders are taxed on their allocable share of the Trust’s taxable income whether or not the income is distributed. For certificate holder tax purposes, the Trust’s taxable income is determined on an annual basis, one-fourth then being allocated to each quarterly record date.

NOTE 3 – LEGAL PROCEEDINGS (CONTINUED)

          By a letter dated April 1, 2014, certificate holders of record as of December 31, 2013, and the reversioner were notified of a hearing on April 30, 2014, in Ramsey County District Court, Saint Paul, Minnesota, for the purpose of settling and allowing the Trust accounts for the year 2013. By Court Order signed and dated April 30, 2014, the 2013 accounts were settled and allowed in all respects. By previous Orders, the Court settled and allowed the accounts of the Trustees for preceding years of the Trust.

          By a letter dated September 12, 2014, certificate holders of record as of September 8, 2014, and the reversioner were notified of a hearing on October 7, 2014, in Ramsey County District Court, Saint Paul, Minnesota, for the purpose of requesting from the Court instruction and guidance regarding the Trustees’ duties, powers and authority relative to operations of the Trust and the wind-down process subsequent to April 6, 2015, for approval of the Trustees’ Wind-Up Plan, and for instruction and guidance pertaining to the allocation of expenses of the Trust between the certificate holders and reversioner. The hearing was not completed on October 7, 2014 and the Court ordered a continuation of the hearing on November 24, 2014.

          Pursuant to the Court’s Findings of Fact, Conclusions of Law and Order for Judgment filed on January 26, 2015 (“Court Order”), the Trustees’ Petition for Instructions was approved by the Court and, consistent with the Trust Agreement, the Trustees are to immediately proceed with winding up the affairs of the Trust upon its termination on April 6, 2015, and to undertake the tasks and actions outlined in the Trustees’ Wind-Up Plan. The Court further ordered that the Trustees will retain possession and control of the Trust’s cash and non-cash assets (and books and records related thereto), that they are authorized to enter into temporary employment agreements with the current Trust employees to assist the Trustees during the wind-down process, that the Trustees’ compensation shall continue during the wind-down period until discharged by the Court, and that the Trust’s termination and wind-up expenses and costs (including attorneys’ fees) incurred after December 2013 shall be allocated between the certificate holders and the reversioner depending on the nature of the expense and as set forth in the Court Order. Expenses incurred after December 2013 and before the Trust’s termination date that are allocated to the reversioner will be charged to the Principal Charges account as of April 6, 2015. Finally, the Court required an interim status report on November 15, 2015, an annual audit for the year 2015 and, as soon as practicable after the Court’s approval of the 2015 annual report, the Trustees shall have final audited financial statements prepared for filing with the Court for the approval of the Trustees’ final accounting and discharge. Final distributions and conveyances to the Trust’s beneficiaries shall be made upon the order of the Court. The Court Order is subject to any timely-filed appeal.

          Copies of the Trust’s mailings and the Court Order regarding the hearings may be viewed on the Trust’s Web site at www.gniop.com, or may be requested by contacting the St. Paul office of the Trustees.

NOTE 4 – SIGNIFICANT ACCOUNTING POLICIES

          Cash and Cash Equivalents: The Trust considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 4 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

          Securities: United States Treasury securities are classified as held-to-maturity securities and are carried at cost, adjusted for accrued interest and amortization of premium or discount. The aggregate fair values listed in the table below are based on quoted prices in active markets for identical assets (Level 1). Following is a summary of the securities as of December 31:

	Current		Noncurrent
	2014	2013	2014	2013
Aggregate fair value	$7,528,592	$5,457,842	$—	$2,880,219
Gross unrealized holding gains	(747)	(1,279)	—	(442)
Gross unrealized holding losses	161	26	—	294
Amortized cost basis	7,528,006	5,456,589	—	2,880,071
Accrued interest	7,172	12,086	—	3,180
Amounts shown on balance sheets	$7,535,178	$5,468,675	$—	$2,883,251

          Mineral and Surface Lands: Mineral and surface lands are carried at amounts that represent, principally, either costs at acquisition or values on March 1, 1913, net of accumulated amortization. The value of the merchantable ore deposits was established on March 1, 1913, for federal income tax purposes. No value has been estimated or recorded for taconite deposits held on March 1, 1913, since they were not then thought to be merchantable; however, they presently represent all the mining activity on the Trust’s properties. Mineral lands are being amortized on the straight-line method over the remaining term of the Trust. The straight-line method of amortization bears close resemblance to the units-of-production method over the remaining term of the Trust and, accordingly, is deemed a reasonable, systematic and rational method to associate expense with the revenues generated from taconite mining. Mineral land amortization amounted to $295,200, $294,000 and $295,200 for the years 2014, 2013 and 2012, respectively. Nonmineral lands are also included in this category; however, they represent negligible amounts.

          In addition, surface lands are acquired from time to time to facilitate mining operations (see Note 5). These surface lands are being amortized on a straight-line basis over the remaining term of the Trust based on the values as of the beginning of each fiscal year. Surface lands remaining to be amortized amounted to $500,285, $901,085 and $1,301,885 as of January 1, 2014, 2013 and 2012, respectively. Surface land amortization amounted to $400,800, $400,800 and $400,800 for the years 2014, 2013 and 2012, respectively.

          Royalties: Royalties from mineral leases (with cancellation terms varying from six months to one year) are taken into income as earned. Earned royalties are based on the taconite tonnage extracted (also referred to as produced or shipped) from the Trust’s lands applied to a royalty rate as defined in the various specific and confidential operating agreements (also referred to as leases). Minimum royalties, if required, are current year’s rental or minimum royalty income from the lessees to the Trust for holding the leasehold interest. Certain leases provide the steel and mining companies the ability to offset royalties, over the minimum royalty requirements, due on future taconite production, if any and when mined, against unabsorbed minimum royalties paid in prior periods. Accumulated minimum royalties from mineral leases in excess of tons extracted to date amounted to $13,040,552 and $11,050,845 as of December 31, 2014 and 2013, respectively.

NOTE 4 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

          Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

          Earnings per Share: Earnings per share are determined by dividing net income for the period by the number of weighted-average shares of beneficial interest outstanding. Basic and diluted weighted-average shares outstanding were 1,500,000 as of December 31, 2014, 2013 and 2012.

NOTE 5 – LAND ACQUISITION

          A mining agreement dated January 1, 1959, with U.S. Steel Corporation provides that one-half of annual earned royalties, after satisfaction of minimum royalty payments, shall be applied, in lieu of royalty payments, to reimburse the lessee for a portion of its cost of acquisition of surface lands overlying the leased mineral deposits, which surface lands are then conveyed to the Trustees (see Note 4). The costs of surface lands acquired to facilitate the mining operations amounted to $0, $0 and $0 for the years 2014, 2013 and 2012, respectively. There are surface lands yet to be purchased, the costs of which are yet unknown and will not be known until the actual purchases are made.

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

          Following is an analysis of this account for the years ended as of:

	2014	2013
Attorneys’ fees and expenses	$1,024,834	$1,024,834
Costs of surface lands	6,606,815	6,606,815
Cumulative shipment credits	(2,549,174)	(2,471,015)
Cumulative asset disposition credits	(372,124)	(372,124)
Principal Charges account balance	$4,710,351	$4,788,510

          Upon termination of the Trust, the Trustees shall either sell tangible assets or obtain a loan with tangible assets as security to provide monies for distribution to the certificate holders in the amount of the Principal Charges account balance. Pursuant to the Court Order

NOTE 6 – PRINCIPAL CHARGES ACCOUNT (CONTINUED)

of January 26, 2015 (See Note 3), expenses incurred after December 2013 and before the Trust's termination date that are allocated to the reversioner will be charged to the Principal Charges account as of April 6, 2015. The above analysis does not yet reflect this adjustment as the expenses will not be known and finalized until after the termination date of the Trust.

NOTE 7 – PENSION PLAN

          The Trust has a noncontributory defined benefit pension plan that covers all employees. The Trustees are not eligible for pension benefits under the plan based on their services as Trustees. Although the termination date of the Trust is April 6, 2015, there has been no pension plan curtailment or settlement that would require the immediate recognition of certain amounts in other comprehensive income/loss as of December 31, 2014 or 2013. Immediate recognition of such amounts from accumulated other comprehensive income/loss will occur in the period that the pension plan is settled. The pension plan is expected to remain under the control of the Trustees until sometime in 2016, due to the length of time necessary to administer to the various tasks required to terminate a pension plan, including regulatory filings, securing an annuity provider to continue the benefits to retirees, etc. The pension accounting guidance requires employers with pension plans to recognize the funded (or unfunded) status of a plan on the face of the balance sheet. The funded status is determined by comparing the pension plan assets at fair value to the projected (future) benefit obligation.

          A summary of the components of net periodic pension cost and other amounts recognized in other comprehensive income is as follows:

Net Periodic Pension Cost	2014	2013	2012
Service cost	$310,335	$325,693	$306,799
Interest cost	362,561	307,871	322,198
Expected return on assets	(225,814)	(537,923)	(448,470)
Amortization of net loss	—	663,536	492,391
Amortization of prior service cost	17,467	17,469	17,469
Net periodic pension cost	464,549	776,646	690,387

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income
Net loss (gain) arising during the period	2,797,734	(879,193)	488,972
Amortization of net loss included in net periodic pension cost	—	(663,536)	(492,391)
Amortization of prior service cost included in net periodic pension cost	(17,467)	(17,469)	(17,469)
Total loss (gain) recognized in other comprehensive income	2,780,267	(1,560,198)	(20,888)
Total recognized in net periodic pension cost and other comprehensive income	$3,244,816	$(783,552)	$669,499

NOTE 7 – PENSION PLAN (CONTINUED)

          A summary of the weighted-average assumptions used in the measurement of the benefit obligation and the net periodic pension cost is as follows:

	2014	2013
Discount rate for benefit obligation	3.50%	4.25%
Discount rate for net periodic pension cost	4.25%	3.50%
Rate of compensation increase	3.50%	3.50%
Expected long-term return on plan assets	2.80%	2.30%

          The determination of the discount rate is based on the Citigroup pension yield curve that approximates the expected cash flow payouts of the plan, coupled with a consideration of the Moody’s Long-term Corporate Aa Bond Yield. The determination of the rate of compensation increase is based on historical salary adjustment averages. The determination of the expected long-term return on plan assets is based on a revised investment policy effective in 2014 that recognizes exposure to equities given the termination of the Trust on April 6, 2015, and also with consideration to the period of time expected following the termination date of the Trust to administer to all the tasks required to terminate the pension plan.

          A summary of the changes in projected benefit obligation is as follows:

	2014	2013
Projected benefit obligation at beginning of year	$8,678,194	$8,942,161
Service cost	310,335	325,693
Interest cost	362,561	307,871
Actuarial loss (gain)	2,910,925	(624,138)
Benefit payments	(274,527)	(273,393)
Projected benefit obligation at end of year	$11,987,488	$8,678,194

          A summary of the changes in the fair value of plan assets is as follows:

	2014	2013
Fair value of plan assets at beginning of year	$9,265,353	$7,430,467
Contributions by the Trust	1,679,091	1,315,301
Actual return on plan assets	339,005	792,978
Benefit payments	(274,527)	(273,393)
Fair value of plan assets at end of year	$11,008,922	$9,265,353

          A summary of the plan’s funded (unfunded) status and amounts recognized in the balance sheets shown as “Prepaid pension costs” or “Liability for pension benefits” is as follows:

	2014	2013
Accumulated benefit obligation at end of year	$9,684,899	$6,737,531
Effect of future compensation increases and scheduled benefit adjustment	2,302,589	1,940,663
Projected benefit obligation at end of year	11,987,488	8,678,194
Fair value of plan assets at end of year	11,008,922	9,265,353
Funded (unfunded) status at end of year	$(978,566)	$587,159

NOTE 7 – PENSION PLAN (CONTINUED)

          A summary of the amounts recognized in the balance sheets shown as “Accumulated other comprehensive loss” is as follows:

	2014	2013
Net loss	$3,642,178	$844,444
Prior service cost	—	17,467
Accumulated other comprehensive loss	$3,642,178	$861,911

          The net loss and prior service cost amounts that will be amortized from “Accumulated other comprehensive loss” into net periodic pension cost in 2015 are estimated to be $2,443,429 and $0, respectively.

          A summary of the estimated future benefit payments from the plan for the next ten year period is as follows:

Period	Amount
2015	$668,589
2016	850,240
2017	831,922
2018	810,249
2019	783,267
2020 - 2024	3,555,152

          The 2015 contribution to the plan is estimated to approximate $978,566, representing the maximum contribution that is recommended pursuant to the Trust’s annual actuarial valuation. However, the actual 2015 contribution will not be determined and finalized until after the completion of the plan’s annual actuarial valuation, which is performed as of the plan’s fiscal year end, March 31.

          The investment policy of the plan was revised in 2014 to recognize exposure to equities given the termination date of the Trust on April 6, 2015, and also with consideration to the period of time expected following the termination date of the Trust to administer to all the tasks required to terminate the pension plan. A sliding scale was adopted that adjusts the plan portfolio maximum equities allocation over the course of the next year. As of December 31, 2014, said policy permits up to approximately 21% of the plan portfolio invested in equity securities (via the S&P 500 Exchange Traded Fund) and the remaining monies invested in fixed income (debt) securities and cash. The equity portfolio strategy is to generate appreciation and growth in the plan’s overall value over the long-term with its benchmark being the S&P 500 Index. The debt portfolio strategy is to generate income for the payment of benefits, as well as investment diversification with its benchmark being the Barclays Capital Government/Credit Index. The cash portfolio strategy is to provide liquidity for the payment of benefits to current retirees. The fair value measurements are based on quoted prices in active markets for identical assets (Level 1).

          A summary of the plan’s weighted-average asset allocations by category is as follows:

	2014		2013
	Fair Value	%	Fair Value	%
Equity securities	$2,272,943	21%	$3,441,055	37%
Debt securities – corporate issues	8,267,454	75	4,817,000	52
Debt securities – U.S. government issues	334,175	3	931,384	10
Cash (money market, accrued income)	134,350	1	75,914	1
Total	$11,008,922	100%	$9,265,353	100%

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

NOTE 9 – LEASE COMMITMENTS

          The Trust leases office facilities in Saint Paul, Minnesota. These leases include one-hundred-eighty-day cancellation clauses, contain various renewal options and exclude any contingent rental provisions. Rental expense for these operating leases amounted to $55,856, $62,603 and $62,056 for the years 2014, 2013 and 2012, respectively.

NOTE 10 – QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

          A summary of (unaudited) quarterly results of operations (in thousands of dollars, except per share amounts) is as follows:

	Quarter Ended
	March 31	June 30	Sept. 30	Dec. 31
2014
Royalties	$4,305	$5,318	$5,017	$2,959
Interest and other income	282	12	44	23
Total revenues	4,587	5,330	5,061	2,982
Expenses	1,015	1,088	1,117	1,616
Net income	$3,572	$4,242	$3,944	$1,366
Earnings per share	$2.38	$2.83	$2.63	$0.91

2013
Royalties	$4,708	$5,009	$4,404	$4,722
Interest and other income	26	20	35	27
Total revenues	4,734	5,029	4,439	4,749
Expenses	1,043	1,011	1,035	1,071
Net income	$3,691	$4,018	$3,404	$3,678
Earnings per share	$2.46	$2.68	$2.27	$2.45

NOTE 11 – ACCUMULATED OTHER COMPREHENSIVE LOSS

          A summary of the component items (all affecting the “Administrative and general” expense line item within the Statements of Income) showing the reclassifications out of “Accumulated other comprehensive loss” (“AOCL”) is as follows:

	Amounts reclassified from AOCL
Component item	2014	2013	2012
Amortization of defined benefit pension items:
Prior service cost	$17,467	$17,469	$17,469
Net loss	—	663,536	492,391
Total	$17,467	$681,005	$509,860

          A summary of the changes in AOCL by component is as follows:

Defined benefit pension items	Prior Service Cost	Net Loss	Total
BALANCE AT JANUARY 1, 2012	$(52,405)	$(2,390,592)	$(2,442,997)
Net loss arising during period before reclassifications	—	(488,972)	(488,972)
Amounts reclassified from AOCL	17,469	492,391	509,860
Other comprehensive income	17,469	3,419	20,888
BALANCE AT DECEMBER 31, 2012	(34,936)	(2,387,173)	(2,422,109)
Net gain arising during period before reclassifications	—	879,193	879,193
Amounts reclassified from AOCL	17,469	663,536	681,005
Other comprehensive income	17,469	1,542,729	1,560,198
BALANCE AT DECEMBER 31, 2013	(17,467)	(844,444)	(861,911)
Net loss arising during period before reclassifications	—	(2,797,734)	(2,797,734)
Amounts reclassified from AOCL	17,467	—	17,467
Other comprehensive income (loss)	17,467	(2,797,734)	(2,780,267)
BALANCE AT DECEMBER 31, 2014	$—	$(3,642,178)	$(3,642,178)

REPORT OF ERNST & YOUNG LLP,
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM,
ON AUDIT OF FINANCIAL STATEMENTS

The Trustees
Great Northern Iron Ore Properties

          We have audited the accompanying balance sheets of Great Northern Iron Ore Properties (the Trust) as of December 31, 2014 and 2013, and the related statements of beneficiaries’ equity, income, comprehensive income and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Trust at December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

          As discussed in Note 2 to the financial statements, upon termination of the Trust on April 6, 2015, the certificates of beneficial interest (shares) in the Trust will be cancelled and the certificate holders’ remaining interest will be limited to the final distribution.

          We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Great Northern Iron Ore Properties’ internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework), and our report dated February 26, 2015, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
February 26, 2015

REPORT OF ERNST & YOUNG LLP,
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM,
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Trustees
Great Northern Iron Ore Properties

          We have audited Great Northern Iron Ore Properties’ (the Trust) internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). The Trust’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Trust’s internal control over financial reporting based on our audit.

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

          In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

          We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2014 financial statements of Great Northern Iron Ore Properties, and our report dated February 26, 2015, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Minneapolis, Minnesota
February 26, 2015

GREAT NORTHERN IRON ORE PROPERTIES

SUMMARY OF SHIPMENTS

			Full Tons Shipped
No.	Mine	Ownership Interest	2014	2013	2012	Cumulative Total to January 1, 2015
1.	Mahoning	100%	—	340,210	74,680	165,933,796
2.	Ontario 100%	100%	300,217	1,398,182	2,410,684	20,283,973
3.	Ontario 50%	50%	2,580,218	1,149,166	725,892	31,072,036
4.	Carmi-Enterprise	100%	353,075	144,381	638,284	83,972,347
5.	Russell Annex	50%	155,680	434,180	273,318	4,452,324
6.	Minntac	100%	2,778,540	2,922,771	3,237,598	90,596,674
			6,167,730	6,388,890	7,360,456	396,311,150
	Shipments from inactive mines and those exhausted, surrendered or sold prior to this year		—	67,157	—	316,756,763
	TOTAL		6,167,730	6,456,047	7,360,456	713,067,913

No.	Operating Interest
1-3	Cliffs Natural Resources — Hibbing Taconite Company
4-5	U.S. Steel Corporation — Keetac
6	U.S. Steel Corporation — Minntac

GREAT NORTHERN IRON ORE PROPERTIES W-1290 FIRST NATIONAL BANK BUILDING 332 MINNESOTA STREET SAINT PAUL, MINNESOTA 55101-1361

FIRST CLASS MAIL